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FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2014, was EUR 29,315,549,144.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on pp. 148-155 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on pp. 148-155 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2014, was EUR 9,804,290,123.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2014, was (in millions):

U.S. dollar		$5,620
Japanese yen	JPY	44,500
Australian dollar	AUD	1,025
Swedish Kroner	SEK	3,850
Norwegian Kroner	NOK	2,150
New Zealand dollar	NZD	75

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section – Combined Management Report”, “Financial Section – Consolidated Financial Statements – Consolidated Statement of Comprehensive Income”, “Financial Section – Consolidated Financial Statements – Cash Flow Statement”, “Financial Section – Notes to the Consolidated Financial Statements”, “Financial Section – Unconsolidated Financial Statements – Unconsolidated Income Statement”, and “Financial Section – Notes to the Unconsolidated Financial Statements”, pp. 30-65, 66-67, 70 and 71-119 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

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No foreign exchange control not previously reported was established by the government of the Federal Republic during 2014.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2014.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2014, was EUR 1,083.92 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2014, Bundesanzeiger of February 9, 2015.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information – I. Direct Debt of the Federal Government – Summary”, p. G-40 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information – I. Direct Debt of the Federal Government”, pp. G-40 to G-44 of Exhibit (d), which are hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2014 was EUR 31.05 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2014, Bundesanzeiger of February 9, 2015.)

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany – Public Finance”, pp. G-34 to G-39 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2014.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2014.

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8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany – Monetary and Financial System – Official Foreign Exchange Reserves”, p. G-26 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany – The Economy – International Economic Relations – Balance of Trade”, p. G-22 of Exhibit (d), which is hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany – The Economy – International Economic Relations – Balance of Payments”, p. G-21 of Exhibit (d), which is hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)	-	The latest annual budget for the Federal Republic of Germany (pp. G-34 to G-39 of Exhibit (d) hereto).

Exhibit (d)	-	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 19, 2015.

Exhibit (e)	-	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	-	Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 19, 2015.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Dr. Horst Reinhardt
	Name:	Dr. Horst Reinhardt
	Title:	Managing Director Speaker of the Board of Managing Directors

By	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Director

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EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-34 to G-39 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 19, 2015.

(e)	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

(f)	Consent of the Federal Republic of Germany.

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EXHIBIT (d)

LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 19, 2015, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2014.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 15, 2015, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.1428.

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2010	1.3269	1.3216	1.4536	1.1959
Year ended December 31, 2011	1.2973	1.4002	1.4875	1.2926
Year ended December 31, 2012	1.3186	1.2909	1.3463	1.2062
Year ended December 31, 2013	1.3779	1.3303	1.3816	1.2774
Year ended December 31, 2014	1.2101	1.3210	1.3927	1.2101
Quarter ended March 31, 2015	1.0741	1.1076	1.2015	1.0524

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed in U.S. dollars per €1.00, for each month from January through April 2015, as published by the Federal Reserve Bank of New York.

2015	High	Low

January	1.2015	1.1279
February	1.1462	1.1197
March	1.1212	1.0524
April	1.1174	1.0582

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2015. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2015 to be announced at a press conference and published in April 2016.

The first quarter of 2015 was characterized by a continuing high demand for our special promotional loans. The approved volume of special promotional loans granted at particularly favorable interest rates amounted to €1,532.9 million (as compared with €1,458.6 million during the three months ended March 31, 2014).

From the total anticipated medium and long-term issue requirement of prospective €10.5 billion for 2015, Rentenbank was already able to raise €5.0 billion in the first quarter (as compared with €4.4 billion during the three months ended March 31, 2014). Issue volume, including short-term issues (except for issuance under the European commercial paper program), reached a total of €5.0 billion during the first quarter of 2015 (as compared with €4.4 billion during the three months ended March 31, 2014).

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

1st quarter 2014	0.8	2.4
2nd quarter 2014	-0.1	1.4
3rd quarter 2014	0.1	1.2
4th quarter 2014	0.7	1.4
1st quarter 2015	0.3	1.0

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.3% after price, seasonal and calendar adjustments in the first quarter of 2015 compared to the fourth quarter of 2014. Compared to the previous quarter, positive contributions mainly came from domestic demand. The final consumption expenditure of households increased over the previous quarter, as did government final consumption expenditure. A positive development was also observed for fixed capital formation. Gross fixed capital formation in construction and in machinery and equipment was up markedly compared with the fourth quarter of 2014. Foreign trade, however, had a negative effect on economic growth. According to provisional calculations, exports of goods and services were up slightly compared with the fourth quarter of 2014. Imports, however, saw a much stronger increase.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the first quarter of 2015 increased by 1.0% in price and calendar-adjusted terms, following an increase of 1.4% in the fourth quarter of 2014.

Source: Statistisches Bundesamt, Gross domestic product up 0.3% in the 1st quarter of 2015, press release of May 13, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/05/PE15_173_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

April 2014	-0.2	1.3
May 2014	-0.1	0.9
June 2014	0.3	1.0
July 2014	0.3	0.8
August 2014	0.0	0.8
September 2014	0.0	0.8
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5

In April 2015, consumer prices in Germany rose by 0.5% compared to April 2014. The inflation rate thus increased for the third consecutive month but remained at a low level. A decrease of 11.1% in the prices of mineral oil products had a negative effect on overall inflation in April 2015. Most notably, prices for heating oil and motor fuels decreased by 20.1% and 8.1%, respectively, compared to the corresponding period in 2014. Overall, the prices for energy decreased by 5.9% from April 2014 to April 2015. Excluding the prices of energy products, the inflation rate in April 2015 compared to April 2014 would have been 1.2%.

Food prices increased by 1.1% in April 2015 compared to April 2014. The main drivers of this year-on-year increase were the prices of vegetables and confectionary, which increased by 6.1% and 4.1%, respectively, compared to the corresponding period in 2014. Overall, the prices of goods decreased by 0.6% in April 2015 compared to April 2014, a slower decrease than in previous months. By contrast, prices for services increased by 1.2% in April 2015 compared to April 2014, due mainly to a 1.3% increase in net rents exclusive of heating expenses.

Compared to March 2015, the consumer price index remained unchanged in April 2015. An increase of 0.4% in the prices of goods was offset by a decrease of 0.4% in the prices of services. Overall, energy prices increased by 0.5% from March 2015 to April 2015. Over this time period, motor fuel prices increased by 2.3%, while household energy prices decreased by 0.3%.

Source: Statistisches Bundesamt, Consumer prices in April 2015 up 0.5% on April 2014, press release of May 13, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/05/PE15_174_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)

March 2014	5.4	5.0
April 2014	5.1	5.0
May 2014	4.8	5.0
June 2014	4.8	5.0
July 2014	4.7	5.0
August 2014	5.0	5.0
September 2014	4.9	5.0
October 2014	4.8	5.0
November 2014	5.0	4.9
December 2014	4.5	4.8
January 2015	4.9	4.8
February 2015	5.3	4.7
March 2015	4.8	4.7

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 238,000 persons, or 0.6%, from March 2014 to March 2015. Compared to February 2015, the number of employed persons in March 2015 increased by approximately 11,000, after adjustment for seasonal fluctuations.

In March 2015, the number of unemployed persons decreased by approximately 207,000, or 9.4%, compared to March 2014. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2015 decreased by 1.0% to 1.97 million compared to February 2015.

Sources: Statistisches Bundesamt, 42.5 million persons in employment in March 2015, press release of April 30, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_157_132.html);
Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)

Item	January to March 2015	January to March 2014

Trade in goods, including supplementary trade items	59.6	53.3
Services	-6.5	-7.2
Primary income	22.4	17.5
Secondary income	-15.2	-14.1

Current account	60.4	49.5

(1)	Figures may not add up due to rounding.
Source: Statistisches Bundesamt, German exports in March 2015: +12.4% on March 2014, press release of May 8, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/05/PE15_165_51.html).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry, including forestry, horticulture and fishing and the upstream and downstream areas;

•	the sale and warehousing of agricultural and food products;

•	agriculture-related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming and the protection of animals within the agricultural industry;

•	the improvement of infrastructure in predominantly rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “— Relationship with the Federal Government — Understanding with the European Commission”.

In 2009, Rentenbank’s governing law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “— Relationship with the Federal Government — Institutional Liability (Anstaltslast)”.

Furthermore, Rentenbank’s governing law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Finally, Rentenbank’s governing law was amended by Article 4 of the statute implementing the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adapting supervisory laws to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) dated August 28, 2013. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly

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guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “— Relationship with the Federal Government — Guarantee of the Federal Republic”.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of March 27, 2014, principally to reflect changes in the German Banking Act (Gesetz über die Kreditwesen) based on the CRD IV Umsetzungsgesetz.

We extend credit to German and other public and private sector banks in the European Union and Norway which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German federal states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2014, Rentenbank had total consolidated assets of approximately €88.8 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, when we discuss our financial information, we are referring to our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our unconsolidated financial statements and the notes thereto beginning on page 115.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Guarantee of the Federal Republic

Our governing law was amended with effect from January 1, 2014 to provide expressly that the Federal Republic guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (Law Governing Landwirtschaftliche Rentenbank, Section 1a). Under the Guarantee of the Federal Republic, if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered.

The Guarantee of the Federal Republic does not affect the obligations of the Federal Republic towards Rentenbank pursuant to the existing institutional liability (Anstaltslast).

Institutional Liability (Anstaltslast)

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

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•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations, including our publicly issued debt securities, or our guarantee of debt securities should a substitute obligor be substituted for Rentenbank, are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

The Federal Republic implemented Directive 2014/59/EU of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms through the Statute on Recovery and Resolution of Credit Institutions and Investment Firms (Gesetz zur Sanierung und Abwicklung von Instituten und Finanzgruppen; “SAG”). The SAG contains regulations regarding the restructuring and resolution of institutions. The regulations concerning the participation of holders of relevant capital instruments and creditors in the resolution or recapitalization of an institution (“Bail-in”) is an essential element of the SAG. In principle, all CRR-credit institutions fall within the scope of the Bail-in regulations of the SAG, provided that the continued existence of the respective institution is endangered. However, due to the Anstaltslast of the Federal Republic, the going concern of Rentenbank is ensured. Furthermore, Section 99(8) of SAG states that the Guarantee of the Federal Republic will not be affected by Bail-in procedures. Therefore, holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will still be able to enforce obligations directly against the Federal Republic.

Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the understanding, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises, infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Board of Supervisory Directors, the Federal Republic exercises supervision through the Federal Ministry of Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

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The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Board of Supervisory Directors meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; “BaFin”) under the German Banking Act (Gesetz über das Kreditwesen). See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervision Authority”.

Due to new regulations within the Single Supervisory Mechanism (SSM) effective as of November 4, 2014, significant credit institutions are also directly supervised and regulated by the European Central Bank (Europäische Zentralbank; “ECB”). We are classified as a significant credit institution because of the total value of our assets. The supervision under the SSM comprises the ECB and BaFin as the national competent authority. Under its new role, ECB is responsible for specific regulations such as own funds and risk management rules as stipulated in CRD IV. See also “— Supervision and Regulation — Regulatory changes in the banking sector on EU level”.

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BUSINESS

Our principal business is providing loans and other types of financing for the German agricultural and forestry sectors, wine growing and horticulture sectors as well as in aquaculture and fish farming. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development. The principal purpose of loans granted is the promotion of agriculture and agri-business. We do so primarily by extending credit to German private and public sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes end borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes end borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry, aquaculture and fish farming as well as commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible end borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and food wholesale.

•	Renewable Energies. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. This sector also covers lending for photovoltaic or wind farms, if the borrowers are closely linked to agriculture, forestry, horticulture, fishing or the food industry. Since March 2012 this moreover includes civic engagement in the production of wind power.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, broadband internet connections, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to end borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks or German federal states (Bundesländer). Our traditional loan portfolio consists primarily of special promotional loans and accounted for 64.5% of our loan portfolio at December 31, 2014. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments, on a consolidated basis:

	For the Year Ended December 31,

	2014	2013

	(EUR in millions)
Loan commitments(1):	9,912	10,975
Standard promotional loans	2,002	2,479
Special promotional loans	6,857	7,236
Renewals	1,053	1,260
Securities	2,419	1,919

Total extensions of credit	12,331	12,894

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on a consolidated basis, the special promotional loans and standard promotional loans portion of our loan portfolio for agriculture at December 31, 2014 and 2013.

	At December 31,

	2014	2013

	(EUR in millions)
Special promotional loans	36,729	33,644
Standard promotional loans	20,209	21,678

Total	56,938	55,322

The following table provides, on a consolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2014 and 2013.

	At December 31,

	2014	2013

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	30,275	28,598
Medium-term (between one year and five years)	16,281	16,813
Short-term (less than one year)	4,852	4,340
Direct Loans:
Long-term (five years or more)	2,974	1,634
Medium-term (between one year and five years)	1,614	1,892
Short-term (less than one year)	942	2,045

Total	56,938	55,322

Our portfolio of traditional loans consists primarily of special promotional loans and medium- and long-term standard promotional loans. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2014, totaled €56.9 billion, an increase of 2.9% from €55.3 billion at December 31, 2013. At December 31, 2014, this loan portfolio represented 64.1% of our total assets.

Our special promotional loans accounted for 64.5% of our loan portfolio at the end of 2014 compared with 60.8% of our loan portfolio at the end of 2013. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to end-borrowers who meet the qualifications under one of our special promotional loans designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

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Our standard promotional loans accounted for 35.5% of our loan portfolio at December 31, 2014, compared with 39.2% of our loan portfolio at December 31, 2013. It is mainly composed of secured and unsecured loans to German public sector and private sector banks as well as to banks in the European Union and Norway. Landesförderinstitute, federal state development banks established by the different German Federal States (Bundesländer), Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend. Sparkassen and Landesbanken originally benefited from institutional liability (Anstaltslast) and/or an explicit statutory guarantee (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,200 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “— Credit Analysis”.

At December 31, 2014, approximately 18.4% of our notional loan portfolio amount was unsecured, as compared with 19.6% of our notional loan portfolio at December 31, 2013. Unsecured loans to German and other private sector banks in the European Union and Norway are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to and buy bonds issued by private and public sector banks located in other European countries as well as in Canada and Australia. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend. Finally, we make standard promotional loans to German federal states by purchasing promissory notes (Schuldscheine) or bonds issued by such states.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Special Promotional Loans

Special promotional loans are extended under programs designed to further specific policy goals defined by our Board of Supervisory Directors. In addition, we administer other loan programs on behalf of the Federal Republic and some German federal states (Bundesländer). Borrowers must meet the defined requirements to borrow under one of these programs. Unlike our standard promotional loans, under these special promotional loan programs we review the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end borrower.

Through the following special promotional loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. In November 2008, these special promotional loans were

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subject to a significant restructuring. The structure of the special promotional loan programs allows us the promotion along the entire food value chain. Loans are generally limited to €10 million per business per year. Included are loans issued by some federal states’ development banks which use liquidity facilities for specific promotional purposes in their respective federal state. The blanket credits provided are used for the comprehensive refinancing of loan programs of the individual federal states intended for the promotion of the agricultural business and rural areas. These programs are (1) set up by the federal state development banks and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programs with added value (e.g. lower interest rate) on behalf of the development bank. The federal state development banks are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Special promotional loan line for financings in agriculture, aquaculture and fish farming: Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own farms, produce (2) agricultural products or (3) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land or an existing farming or fishing operation. They can also be used for operating resources. To qualify for the particularly low interest rates, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. Approximately 37.0% of new business in special promotional loans made during the year ended December 31, 2014, were of this type;

•	Special promotional loan lines for financing in agribusiness: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at particularly low interest rates are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 7.7% of new business in special promotional loans made during the year ended December 31, 2014, were of this type;

•	Special promotional loan line for financings in renewable energies: Investments by agricultural or agribusiness enterprises in renewable energies are promoted by this program. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. Since March 2012 this also includes investments in wind energy by local citizens and farmers. Approximately 28.3% of new business in special promotional loans made during the year ended December 31, 2014, were of this type;

•	Special promotional loan line for financings in rural development: Under these programs, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities and enterprises in rural areas for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, providing broadband internet connections, the development of regional tourism through the construction of lodgings, parks, harbors, campgrounds, local restaurants and public baths and only for municipalities the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 3.1% of new business in special promotional loans made during the year ended December 31, 2014, were of this type; and

•	Special promotional loans on behalf of the Federal Republic and the German federal states (Bundesländer): For further cooperation with the federal states see “— Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments”. These programs account for approximately 23.8% of new business in special promotional loans made during the year ended December 31, 2014.

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Although we review the applications and the eligibility of the end borrower, special promotional loans are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our loan programs. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; RGZS), currently 1.00% p.a. up to 7.40% p.a. according to the credit rating of the end-borrower and/or the value of collateral provided, on loans extended these loan programs. Special promotional loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. Unlike standard promotional loans, special promotional loans have been secured by both an assignment of the underlying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001, new special promotional loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special promotional loans, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special promotional loans, see “— Special Promotional Loans” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe, Canada and Australia. The guidelines for our securitized promotional business portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany, EU countries and Norway, in the context of our securitized promotional business we purchase the debt securities of financial institutions active in these areas. Debt securities issued by banks in Switzerland, Canada and Australia can only be purchased for treasury management purposes or investment of own funds. At December 31, 2014, the securities portfolio accounted for 24.3% of total assets, as compared with 25.4% at December 31, 2013. Of our portfolio of debt securities, at December 31, 2014, 6.7% were issued by public issuers, compared to 6.7% at December 31, 2013.

The following table shows the aggregate carrying amount of our securities portfolio on a consolidated basis at December 31, 2014 and 2013.

Securities Portfolio

	At December 31,

	2014	2013

	(EUR in millions)
From public issuers	1,447	1,382
From other issuers	20,135	19,394

Total securities	21,582	20,776

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Subsidiaries

We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV and DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. We own 100% of LRB’s outstanding capital. At December 31, 2014, LRB had total assets of €222.2 million according to the annual financial statements prepared in accordance with German commercial law.

DSV is a holding company that owns equity interests in Getreide-Import-Gesellschaft mbH, Frankfurt am Main. LRB owns 100% of DSV’s outstanding capital. At December 31, 2014, DSV had total assets of €13.2 million according to the annual financial statements prepared in accordance with German commercial law.

Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special purpose fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food, Agriculture and Consumer Protection. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds) the disbursement of which is determined by the General Meeting.

We also act on behalf of a number of different federal states (Bundesländer) and the Federal Republic in administering other sponsored loan programs. We provide interest subsidy products for a number of German federal states. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issue default guarantees in the context of the investment assistance programs for the agricultural sector (Agrarinvestitionsförderungsprogramm; AFP) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Due to the financial crisis and low prices for agricultural products the federal government together with the federal states and Rentenbank set up special promotional loans for agricultural enterprises to provide liquidity. These special promotional loans involved federal and in some federal states also state subsidies to support farmers with even lower interest rates. The lending volume of these special promotional loans is included in “— Special promotional loan line for financings in agriculture”.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper as well as repo business with EUREX;

•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and

•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by

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participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium Term Note Programme and an AUD 15 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registrations in Japan for primary offerings (Samurais) and secondary offerings (Uridashis), and a shelf registration in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2014, we issued the equivalent of €7.3 billion of Euro Medium-Term Notes, €1.5 billion of AUD-Medium-Term Notes and approximately €1.7 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

Until the end of 2006, Rentenbank has issued secured debt instruments which were placed predominantly with domestic investors. These issues were 10 per cent risk-weighted for bank capital adequacy purposes. With the introduction of the zero per cent risk-weighting — down from 20 per cent under Basel I guidelines – for Rentenbank in Germany and the other European Union countries through the consolidated EU Banking directive and the German solvency ordinance as per January 2007. Furthermore under the Credit Risk Standardized Approach of the Capital Requirement Regulation banks in Germany and other EU countries do not have to hold capital for claims on Rentenbank. Given the explicit guarantee provided by the Federal Republic of Germany on January 1, 2014, this rule also applies in many countries outside the EU.With respect to the domestic and international capital markets, the following table shows our consolidated sources of funds based on the carrying amount and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2014	2013

	(EUR in millions)
International Loans / Promissory notes	2,584.4	2,796.4
Registered bonds (Namensschuldverschreibungen)	4,575.0	4,489.4
Bearer bonds:
Secured	0.0	0.0
Unsecured*	69,691.6	61,373.3

Total	76,851.0	68,659.1

*	Includes SEC registered bonds and bonds offered and sold pursuant to Rule 144A under the Securities Act, and registered bonds issued under the Euro Medium Term Note Programme and the Australian Dollar Domestic Medium-Term Note Program.

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 78.1% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German federal states, or Bundesländer, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury division has responsibility for our market price and liquidity risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control unit, which analyzes whether our money market, loan and securities portfolios are within market

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and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 40 basis points upward shift of the yield curve and must be acknowledged daily by the treasury division and a member of the Board of Managing Directors. With respect to liquidity risk, our daily liquidity deficit is never greater than the amount of our eligible collateral with Eurex Clearing AG and with German Central Bank (Deutsche Bundesbank). The Financial Institutions division applies for, and the board approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Standard Promotional Loans”.

We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. To minimize credit risk due to fair value volatility we negotiated credit support annexes with every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the German Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the German Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of our own credit analysis and supported by a diverse set of documents such as business reports and ratings. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2014, a notional amount of €0.0 billion of liabilities to banks, €0.2 billion of liabilities to customers, €44.7 billion of securitized liabilities and €0.3 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2014, a notional amount of €0.1 billion of loans and advances to banks and €2.7 billion of financial investments were denominated in a currency other than euro. Those assets were either swapped into euro or re-financed in the respective currency.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years. Instruments available for managing the short-term liquidity position are interbank funds, collateralized money market funding, ECP placements, and open-market transactions with the German Central Bank (Deutsche Bundesbank).

Our cash reserves consist of cash in hand and the balance of our central clearing account with the German Central Bank (Deutsche Bundesbank) which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture

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businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

CAPITALIZATION

The following table shows Rentenbank’s consolidated capitalization based on the carrying amount as of December 31, 2014. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2014

(EUR in millions)(1)
Long-term debt from:
Banks	1,802
Other lenders	4,592

Total long-term borrowings	6,394

Bonds	53,925

Total long-term debt	53,925

Subordinated liabilities	687

Total subordinated liabilities	687

Equity:
Subscribed capital	135
Reserves(2)	3,060
Revaluation Reserve	113

Total equity	3,308

Total capitalization	64,314

(1)	On May 15, 2015, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.1428.
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2014, Rentenbank’s Total Capital Ratio amounted to 19.3% and the Core Capital (or Tier I) ratio amounted to 16.4%. Both ratios continue to be above the regulatory minimum requirements of 8% and 5.5%, respectively. For a discussion of capital adequacy requirements under the German Banking Act, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Board of Supervisory Directors (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Board of Supervisory Directors named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Board of Supervisory Directors on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Board of Supervisory Directors, the Board of Managing Directors is required to report quarterly to the risk committee (Risikoausschuss) of the Board of Supervisory Directors regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Board of Supervisory Directors by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dipl.-Kfm. Hans Bernhardt
Dipl.-Volksw. Dr. Horst Reinhardt Dipl.-Kff. Imke Ettori (from September 1, 2014)

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

The Board of Managing Directors appointed Dr. Horst Reinhardt as its speaker as of April 1, 2013. The decision was made in agreement with the chairman of the Board of Supervisory Directors.

Board of Supervisory Directors

The Board of Supervisory Directors supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Board of Supervisory Directors approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Board of Supervisory Directors adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Board of Supervisory Directors: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the administrative committee of the Board of Supervisory Directors (Verwaltungsausschuss), and the issuance of pension guidelines. The Board of Supervisory Directors must meet at least semi-annually.

The Board of Supervisory Directors may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Board of Supervisory Directors to form an administrative committee concerned with legal and administrative matters, a risk committee (Risikoausschuss) concerned with the risk tolerance and risk strategy of Rentenbank, an audit committee (Prüfungsausschuss) concerned with financial and accounting matters, and an expert committee (Fachausschuss) concerned with the allocation of retained earnings.

The Board of Supervisory Directors has 18 members, one of whom is the Federal Minister of Food and Agriculture. Eight of the members of the Board of Supervisory Directors represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further,

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three members are ministers of agriculture of various German federal states (Bundesländer), one member each represents the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Board of Supervisory Directors:

Chairman:	Joachim Rukwied, Präsident, Deutscher Bauernverband e.V., Berlin
Deputy Chairman:	Christian Schmidt, MdB, Bundesminister für Ernährung und Landwirtschaft Berlin
Representatives of the not-for-profit agricultural and food organisations:	Bernhard Krüsken, Generalsekretär, Deutscher Bauernverband e.V., Berlin
Udo Folgart, Präsident, Landesbauernverband Brandenburg e. V., Teltow/Ruhlsdorf
Norbert Schindler, MdB, Ehrenpräsident, Bauern- und Winzerverband Rheinland-Pfalz Süd e.V., Berlin
Brigitte Scherb, Präsidentin, Deutscher LandFrauenverband e.V., Berlin
Werner Hilse, Präsident, Landvolk Niedersachsen Landesbauernverband e.V., Hannover
Representative of the not-for-profit Farmers’ Mutual Savings Institution:	Manfred Nüssel, Präsident, Deutscher Raiffeisenverband e.V., Berlin
Representative of the Food Industry:	Konrad Weiterer, Präsident, Bundesverband der Agrargewerblichen Wirtschaft e. V., Berlin
State Ministers of Agriculture or their permanent official representatives:(1)
Bavaria	Helmut Brunner, MdL, Staatsminister für Ernährung, Landwirtschaft und Forsten, München
Brandenburg	Jörg Vogelsänger, Minister für Ländliche Entwicklung, Umwelt und Landwirtschaft, Potsdam
Bremen	Professor Matthias Stauch, Staatsrat beim Senator für Wirtschaft, Arbeit und Häfen, Bremen

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Representative of the not-for-profit Trade Unions:	Harald Schaum, Stellvertretender Bundesvorsitzender, IG Bauen-Agrar-Umwelt, Frankfurt / Main
Representative of the Ministry of Food, Agriculture and Consumer Protection:	Dr. Robert Kloos, Staatssekretär, Bundesministerium für Ernährung und Landwirtschaft, Berlin
Representative of the Ministry of Finance:	Dr. Klaus Stein, Ministerialdirigent, Bundesministerium der Finanzen, Berlin
Elected Specialists:	Michael Reuther, Mitglied des Vorstandes, Commerzbank AG, Frankfurt / Main
Dr. Caroline Toffel, Mitglied des Vorstandes, Kieler Volksbank eG, Kiel
Georg Fahrenschon, Präsident, Deutscher Sparkassen- und Giroverband e.V., Berlin

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on Rentenbank’s Board of Supervisory Directors.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Supervisory Directors to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Board of Supervisory Directors on resolutions adopted by the Board of Supervisory Directors. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German federal states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the federal states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Board of Supervisory Directors approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Board of Supervisory Directors, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

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In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the Public Corporate Governance Kodex des Bundes (PCGC, as of June 30, 2009), as promulgated by the German federal government, by resolution of the Board of Supervisory Directors dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2014, we had 269 employees (student apprentices included). According to the Single Status Payment Agreement ERA (Entgelt-Rahmenabkommen) we do not differ any longer between commercial employees (kaufmännische Angestellte) and industrial employees (gewerbliche Angestellte). 141 employees, or 52.41% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and storage of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “General — Relationship with the Federal Government — Guarantee of the Federal Republic”.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Board of Supervisory Directors. The Minister of Food and Agriculture is deputy chairman of and representatives from the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance are members of the Board of Supervisory Directors.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Board of Supervisory Directors meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Dr. Theodor Seegers and the current deputy is the senior government official Mr. Dr. Karl Wessels.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the German Banking Act and the CRR and are supervised and regulated by the European Central Bank (“ECB”) and BaFin the German Central Bank (Deutsche Bundesbank).

In 2010, the central bank governors and heads of financial authorities in 27 countries presented stringent new proposals for the contents of the new international regulations for the banking system, Basel III, requiring larger and higher-quality capital bases among banks and introducing a global framework for the assessment of liquidity risks. Basel III has been implemented in the European Economic Area through the Capital Requirement Directive (“CRD IV”), which has been implemented in German law by the CDR IV Umsetzungsgesetz, and the Capital Requirement Regulation (“CRR”) which is directly applicable in each Member State of the European Economic Area. CRD IV/CRR came into force on January 1, 2014.

Since November 4, 2014, Rentenbank is subject to direct supervision by the ECB. ECB supervises all institutions that are classified as significant as the primary supervisor with the assistance of the national competent authorities of EU member states that decided to participate in the Single Supervisory Mechanism (“SSM”). The SSM officially entered into operation in November 2014 and is one of the elements of the so-called Banking Union.

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The ECB is responsible for issuing new licenses to credit institutions and for assessing significant ownership changes in credit institutions where such changes must be notified, in each case regardless of whether an institution is significant or not. With respect to credit institutions classified as significant, the ECB is the primary supervisor and is responsible for most tasks of prudential supervision, such as those regarding compliance with regulatory requirements set forth in CRR/CRD IV concerning own funds, securitization, large exposure limits, liquidity, leverage, governance and risk management requirements. The ECB carries out its supervisory functions through a “Joint Supervisory Team”. The team is led by the ECB and comprises staff from the ECB and national supervisory authorities, including the BaFin and the German Central Bank (Deutsche Bundesbank).

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin continues to be our supervisor for regulatory matters with respect to which we are not supervised by the ECB. These include among others the rules on business conduct in the securities markets and the regulation of anti money laundering, terrorist financing and payment services. Generally, the BaFin also continues to supervise us with respect to those requirements under the German Banking Act that are not based upon European law, although the scope of such supervision with respect to regulatory requirements in addition to those that must be implemented under European law is not entirely clear.

The German Central Bank (Deutsche Bundesbank) supports the BaFin and the ECB and closely cooperates with them. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as assessments of the adequacy of our capital base and risk management systems. The ECB, the BaFin and the German Central Bank (Deutsche Bundesbank) receive comprehensive information from us in order to monitor our compliance with applicable legal requirements and to obtain information on our financial condition.

The ECB and the BaFin have extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and to impose monetary and other sanctions.

We are in compliance with the German and European laws that are applicable to our business in all material respects.

German Banking Act and CRR

The German Banking act and the CRR contain the principal rules for German banks, including the requirements for a banking license, and regulate the business activities of German banks.

Under the German Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the German Banking Act, unless specifically exempted therefrom.

Significant parts of the regulatory framework for banks in the European Union are governed by the CRR. The CRR primarily sets forth the requirements applicable to us relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures, consolidated supervision and liquidity. Additional regulatory and implementing technical standards are also applicable to us, and are developed by the European Banking Authority (“EBA”) and adopted by the European Commission. Certain other requirements applicable to us including those with respect to additional capital and organizational requirements, are set forth in the German Banking Act and other German laws.

Capital Adequacy Requirements

CRR requires German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks, market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The most important type of capital for compliance with the capital requirements under the CRR (see below) is “Common Equity Tier 1” capital. Common Equity Tier 1 capital primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is “Additional Tier 1” capital. Generally, all instruments recognized as Additional Tier 1 capital must be written down, or converted into Common Equity Tier 1 capital when the Common Equity Tier 1 capital ratio of the financial institution falls below a minimum of 5.125%, although regulators may require an earlier conversion, for example for stress-testing purposes. Common Equity Tier 1 capital and Additional Tier 1

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capital together constitute Tier 1 capital. Tier 1 capital requirements are aimed at ensuring the ability to absorb losses on a “going concern” basis. The other type of capital is “Tier 2” capital which generally consists of long-term subordinated debt instruments and must be able to absorb losses on a “gone concern” basis. Tier 1 capital and Tier 2 capital together constitute “own funds”. Pursuant to the CRR, hybrid capital instruments that qualified as Tier 1 or Tier 2 capital under Basel 2.5 cease to qualify as such and will be gradually phased out through the end of 2021. Tier 3 capital is no longer recognized as own funds under the CRR. In addition, the CRR tightened the regime for certain deductions from capital.

Under the CRR, banks are required to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6% and a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

Capital adequacy requirements under CRR are gradually phased-in. The phase-out period for instruments which no longer meet the requirements under CRD IV/CRR started in 2014 and lasts until December 31, 2021. As of January 1, 2018, CRD IV/CRR provisions on deductions from an institution’s own funds fully apply. In addition to the aforementioned capital adequacy requirements, banking institutions must maintain a capital conservation buffer of 2.5% of the total risk exposure consisting of Common Equity Tier 1 capital and an institution-specific countercyclical capital buffer between 0% and 2.5% (if necessary BaFin and ECB can set a rate of more than 2.5%) consisting of Common Equity Tier 1 capital. Moreover, BaFin and ECB may require all institutions or certain types or groups of institutions to maintain a system risk buffer consisting of Common Equity Tier 1 capital for exposures located in Germany, a European Economic Area (“EEA”) state or a non-EEA state which will be at least 1% of the risk-weighted exposure value. As for additional capital buffers, the phase-in started on January 1, 2015. Full compliance with additional capital buffers under CRD IV is required as of January 1, 2019.

Certain factors, such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies, have been recognized by the CRR as reducing the relevant risk items.

Under the German Banking Act’s and the CRR’s provisions on consolidated supervision, the capital adequacy rules and the limitation of large exposures must be met each group of institutions as a whole. The relevant provisions for consolidation are, to a large extent, set forth in the CRR. A group of institutions generally consists of a parent entity and the subsidiaries of the parent undertaking which are consolidated in the group under the CRR.

The Basel III framework also proposes a non-risk based leverage ratio as a complement to the risk-based capital requirements. While the CRR does not require banks immediately to comply with a specific leverage ratio, banks are required to report and publish their leverage ratios for a future assessment and calibration of the leverage ratio. A delegated act with regard to the leverage ratio has been adopted by the European Commission on October 10, 2014. It is expected that banks will be required to fully comply with the leverage ratio starting in 2018.

Liquidity Requirements

The CRR introduced a new liquidity coverage requirement intended to ensure that banks have an adequate stock of unencumbered high quality liquid assets that can be easily and quickly converted into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The required “liquidity coverage ratio” is calculated as the ratio of a bank’s liquidity buffer to its net liquidity outflows. Also, banks must regularly report the composition of the liquid assets in their liquidity buffer to their competent authorities. The liquidity coverage requirement will gradually be phased in through January 1, 2018, beginning with a minimum required level of liquidity of 60% in 2015, which will subsequently be increased to 70% in 2016, 80% in 2017 and 100% in 2018. Details on the liquidity coverage requirement have been set forth by the European Commission in implementing legislation, which will come into force on October 1, 2015. The ECB will be granted the authority to supervise our compliance with the liquidity coverage requirement under the CRR.

In addition, Basel III contains a proposal to introduce a net stable funding ratio (“NSFR”) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. The CRR contains interim reporting requirements on stable funding but does not include substantive provisions relating to the NSFR. In October 2014, the Basel Committee on Banking Supervision published a revised proposal for the NSFR pursuant to which the NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. The NSFR is expected to become a minimum standard for

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banks by January 1, 2018. Since the proposal has not yet been implemented into binding European law, the European Commission still needs to decide whether and how to introduce the NSFR into European law.

National liquidity requirements under the German Banking Act and the German Liquidity Regulation (Liquiditätsverordnung) will continue to be applicable to us until the full introduction of the liquidity coverage requirement at the European level on January 1, 2018. Pursuant to the liquidity principles set out in the German Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.The Liquidity Regulation provides for minimum liquidity requirements based upon a comparison of the remaining terms of certain assets and liabilities. At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the German Central Bank (Deutsche Bundesbank), which then transmits them to ECB.

Limitation on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The German Banking Act and the Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) continue to supplement the CRR. Under the CRR, Rentenbank’s large exposure (Großkredite) to a single borrower or a group of connected clients that equal or exceed 10% of our Tier 1 capital and permissible Tier 2 capital (“Eligible Capital”) are subject to a number of restrictions such as reporting requirements. A main restriction is that no single large exposure may exceed 25% of Rentenbank’s Eligible Capital. Also, we have to report our ten largest exposures on a consolidated basis to institutions and our ten largest exposures on a consolidated basis to unregulated financial entities.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Board of Supervisory Directors with the consent of the Supervising Authorities. BaFin and German Central Bank (Deutsche Bundesbank) must be informed of and may reject this appointment. Under the German Banking Act, a bank’s public accountant is required to inform BaFin and German Central Bank (Deutsche Bundesbank), of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Board of Supervisory Directors, BaFin and the German Central Bank (Deutsche Bundesbank). The contents of the report are prescribed in a regulation issued by BaFin.

Reporting Requirements and Investigations

The ECB and the BaFin may conduct audits of banks on a random basis, as well as for cause. In particular, the ECB may audit our compliance with requirements with respect to which it supervises us, such as those set forth in CRR/CRD IV. BaFin may decide to audit our compliance with requirements with respect to which the BaFin supervises us, such as those relating to business conduct in the securities markets and the regulation of anti-money laundering and terrorist financing.

To enable the ECB and BaFin, as the case may be, to monitor compliance with the German Banking Act, CRR and other applicable legal requirements and to obtain information on the financial condition of the German banks, the banks have to file routine, periodic reports.

In particular, each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules and quarterly statements regarding loans of €1.0 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. This threshold has

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been reduced from €1.5 million to €1 million as of January 1, 2015. In addition, among others, quarterly and annual information in relation to the capital adequacy principles and risk reports must be filed with the German Central Bank (Deutsche Bundesbank) which passes the information on to ECB.

To secure compliance with applicable bank supervisory laws, the ECB and BaFin may require further information and documents from a bank. ECB and BaFin may also conduct investigations, including on-site inspections, of a bank without having to give any particular reason. In addition, ECB and BaFin may attend meetings of Rentenbank’s Board of Supervisory Directors and may require such meetings to be convened.

ECB/BaFin Supervisory and Enforcement Power

In the event that ECB and BaFin, respectively, discover irregularities, the respective authority has a wide range of enforcement powers.

ECB may, for example, impose additional own funds or liquidity requirements in excess of statutory requirements, restrict or limit a bank’s business, require the cessation of activities to reduce risk, require a bank to use net profits to strengthen its own funds, remove the members of the bank’s management or supervisory board members from office or prohibit them from exercising their current managerial capacities.

To the extent necessary to carry out the tasks granted to it, the ECB may also require national supervisory authorities to make use of their powers under national law. If these measures are inadequate, the ECB may revoke the bank’s license. Furthermore, the ECB has the power to impose severe administrative penalties in case of breaches of directly applicable EU laws, such as the CRR, or of applicable ECB regulations and decisions. Penalties imposed by the ECB may amount to up to twice the amount of profits gained or losses avoided because of the violation, or up to 10% of the total annual turnover of the relevant entity in the preceding business year. In addition, where necessary to carry out the tasks granted to it, the ECB may also require that the BaFin initiate proceedings to ensure that appropriate penalties are imposed on the affected bank.

The BaFin also retains a wide range of enforcement powers. As discussed above, it may take action if instructed by the ECB in connection with supervisory tasks granted to the ECB. With respect to supervisory tasks not granted to the ECB, BaFin may still take, as in the past, action upon its own initiative. In particular, if a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of such bank, to the revocation of the respective bank’s license and closing of the respective bank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to such bank.

BaFin may also impose administrative pecuniary penalties under the German Banking Act and other German laws. Penalties under the German Banking Act may generally be up to € 5 million. If the economic benefit derived from the offense is higher, the BaFin may impose penalties of up to 10% of the net turnover of the preceding business year or double the amount of the economic benefit derived from the violation.

Violations of the German Banking Act may result in criminal and administrative penalties.

Regulatory changes in the banking sector on EU level

As of November 4, 2014, significant credit institutions are supervised and regulated directly by ECB within the framework of the Single Supervisory Mechanism (“SSM”). As discussed, Rentenbank is classified as a significant credit institution because of the total value of its assets.

As of October 1, 2015, the CRR will introduce new provisions on liquidity requirements, which will replace the liquidity rules as set out in the German Banking Act and the Liquidity Regulation. The essential element is a liquidity coverage requirement (LCR) based on a short-term stress scenario. It aims to enable banks to withstand a liquidity stress scenario in the short term (i.e., over a horizon of 30 calendar days) independently of new borrowing in the capital markets and central bank support.

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FINANCIAL SECTION

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The consolidated financial statements of Rentenbank have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and Statutes.

As a result, Rentenbank’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

While the principle measurement approach taken by IFRS, as adopted by the European Union, and U.S. GAAP as of the date of Rentenbank’s consolidated financial statements included in this annual report is similar, there can be differences in the detailed application, which could have a material impact on the financial statements. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Board of Supervisory Directors with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (“KPMG”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The audit report of KPMG for the year ended December 31, 2014, dated March 5, 2015, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the audit report upon, this combined management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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Combined Management Report

The combined management report consists of the group management report of Landwirtschaftliche Rentenbank (group in accordance with IFRS) and the management report of Landwirtschaftliche Rentenbank (Rentenbank in accordance with HGB). As the parent company of the Rentenbank Group, Rentenbank has combined the management report pursuant to Section 298 of the German Banking Act (Handelsgesetzbuch, HGB) in accordance with Section 315 (3) in conjunction with Section 298 (3) of the HGB with the Group management report pursuant to Section 315a (1) in conjunction with Section 315 of the HGB.

The difference between the Group and Rentenbank is minor, given the low significance of the consolidated subsidiaries LR Beteiligungsgesellschaft mbH (LRB), Frankfurt/Main, and DSV Silo- und Verwaltungsgesellschaft mbH (DSV), Frankfurt/Main. Therefore, the comments included in the combined management report generally also apply to both the Group and Rentenbank. In the section on results of operations, financial position and net assets, the disclosures specifically related to Rentenbank on the basis of HGB financial reporting are incorporated at the end of the corresponding section.

General information on the Group

Group structure

Rentenbank is a public law institution directly accountable to the Federal government, with its registered office in Frankfurt/Main. It operates no branch offices.

All material risks are concentrated in Rentenbank and are managed by Rentenbank on a group-wide basis. The Group comprises Rentenbank and three subsidiaries: LR Beteiligungsgesellschaft mbH (LRB), DSV Silo- und Verwaltungsgesellschaft mbH (DSV), and Getreide-Import-Gesellschaft mbH (GIG). The business activities of subsidiaries are strictly limited. Rentenbank has issued a comfort letter to LRB. Subsidiaries are funded exclusively within the Group.

Promotional mandate

The Group’s responsibilities are to promote the agricultural sector and rural areas based on Rentenbank’s Governing Law. The Group’s business activities are directed towards fulfilling this promotional mandate. The framework established by Rentenbank’s Governing Law and its statutes are the main factors defining the Group’s risk structure.

As a promotional bank for the agricultural sector and rural areas, Rentenbank provides funds for a variety of investment projects. Within the framework of special promotional loans, Rentenbank grants refinancing loans according to the on-lending principle for projects in Germany in line with Rentenbank’s competition neutrality. Rentenbank’s range of products serves the agricultural and forestry sectors, viticulture and horticulture sectors as well as in aquaculture and fish farming. Rentenbank also provides funds for projects in the food industry and other upstream and downstream industries as well as for investments in renewable energies and for rural infrastructure measures.

Management system

Rentenbank pursues the following objectives within the context of its business strategy:

•	Optimize the implementation of the promotional mandate and continuous development of the promotional business

•	Provide promotional benefit from own funds

•	Generate an adequate operating result

•	Low risk tolerance

The first three targets are translated to the operating business using key performance indicators. These key performance indicators are defined in more detail in this section. In addition, the report on expected

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developments and the section on the results of operations include information about targets and target achievement. The low risk tolerance is reflected in low limits, which are presented in the risk report.

The strategic objectives are presented on a segment-specific basis. The segments break down as follows:

Promotional Business

The segment Promotional Business includes the promotional lending business, the securitized promotional business as well as the long-term funding of the Group. As part of the promotional lending business, Rentenbank grants special promotional loans as well as standard promotional loans, e.g. in the form of promissory note loans. The counterparties in the promotional business are largely banks and public-sector issuers. The securitized promotional business primarily includes investments in securities to ensure Rentenbank‘s liquidity. Accordingly, they serve to satisfy banking regulatory requirements regarding liquidity management. The Group does not hold securities or receivables with structured credit risks such as ABS (asset-backed securities), or CDO (collateralized debt obligations).

Capital Investment

The Capital Investment segment includes investments of own funds reported on the balance sheet and non-current provisions. The investments are made primarily in securities and promissory notes as well as registered debt securities of banks and public-sector issuers.

Treasury Management

Short-term liquidity and short-term interest rate risk are hedged and managed in the Treasury Management segment.

A distinction is made between financial and other key performance indicators with regard to measures used to assess the strategic objectives within the internal management system.

The financial key performance indicators reflect operating activities based on HGB financial reporting. Financial key performance indicators include:

Operating result before provision for loan losses and measurement

The business activities of Rentenbank are not primarily aimed at generating profits, but take into account business principles. These comprise the profitability of activities to ensure the Group’s long-term ability to carry out promotional tasks. In view of increasing regulatory requirements, the operating result is used to establish an appropriate capital base. Profitability and stable earnings are also a prerequisite for carrying out the promotional activities without having to rely on government subsidies. In this context, Rentenbank uses its high credit quality as a promotional state agency in combination with its capital market strategy in order to raise funds at favorable conditions. In addition, the promotional activities benefit from income generated from securitized promotional business and from standard promotional business as well as from the high cost efficiency level achieved in the processes within the Group.

Cost-income ratio

The cost-income ratio is a key performance indicator for the relation between cost and income in order to measure the efficient use of Rentenbank’s resources. This performance indicator is both influenced by changes in expenses (numerator) and income (denominator). Therefore, the indicator is, by definition, sensitive to short-term fluctuations of income. The cost-income ratio always refers to a longer period of time and is supplemented by regular analyses of changes in expenses.

Promotional performance

The promotional performance is a key performance indicator reflecting the total quantitative promotional benefit within one fiscal year. It includes income used for the interest rate reduction of the special promotional loans granted, the distributable profit and the other promotional measures, such as donations to the Rehwinkel-Foundation or funds provided by Rentenbank as subsidies in the program Research on Agricultural Innovation.

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The three financial key performance indicators and their main components are determined within the framework of monthly reporting and are compared with target values. They are also reported separately in the multi-year plans.

The other key performance indicators comprise corporate citizenship, responsibility towards employees and compliance with legal and regulatory requirements. These are managed primarily on a qualitative basis within the context of the business strategy.

Further information on financial key performance indicators are included in the sections on Rentenbank’s results of operations, financial position and net assets as well as in the report on expected developments. The other key performance indicators are described in more detail in a separate section.

Economic report

Macroeconomic and bank-specific environment

International interest rate and monetary policy

The fiscal year 2014 — as also its preceding year — was characterized by a very accommodative interest rate and monetary policy in the eurozone, which was further eased in the course of the year.

The European Central Bank (ECB) initially kept its interest rate for its main refinancing transactions unchanged at 0.25%. In view of potential deflation threats, persistent weakness of the economy and a continuing soft demand for loans, the ECB cut the rate to 0.15% in June and to 0.05% in September. The ECB also cut its rate for deposit facilities from 0.00% to -0.10% and -0.20%, respectively. Thus, the deposit rate was negative for the first time.

To support banks’ lending activities, the ECB introduced further monetary policy measures, including the purchase of asset-backed securities (ABS) and covered debt securities, and also raised expectations regarding a broad-based purchase program related to eurozone government bonds.

In contrast to the ECB, the US Federal Reserve started to slightly reverse its accommodative monetary policy in 2014. Its purchase program of government bonds and mortgage securities ended in October. The diverging monetary policy on both sides of the Atlantic, but also the substantially higher economic growth in the United States led to a significant depreciation of the Euro against the US dollar. At year-end 2014, the ECB quoted a reference rate for the USD/EUR exchange rate at 1.21, which was 14% lower than its 2014 high of 1.40 in May.

Development of long-term interest rates

Yields of long-term safe haven investments declined during the larger part of 2014. While yields for ten-year government bonds were just under 2% at the beginning of the year, they fell to a mere 0.54% by the end of the year. Due to the international crisis such as the tensions between Russia and the Ukraine, the associated sanctions and countermeasures as well as the conflicts in the Middle East, German and other eurozone government bonds were considered safe havens by investors. The asset purchase programs announced by the ECB contributed to a further decrease in yields. Yields of ten-year US government bonds also declined during the year, however, the downturn was less strong as a result of the somewhat more tight monetary policy.

Development within the German agricultural sector

The demand for our promotional loans does not only depend upon the attractiveness of our interest rates, but above all upon the investment activities in the business areas relevant for us. Since 2010, the German agricultural sector has developed very positively. A favorable framework, the encouraging economic situation and the low interest rate level triggered high capital expenditures among farmers and strong demand for our promotional loans. In the course of fiscal year 2014, falling prices for agricultural products led to a deterioration in sentiment. The prices for most important agricultural products — grain, milk and pork — declined.

Investments within the Agriculture promotional line focused on farm buildings, in particular stables, while the stock farming sector spent less in 2014. However, demand for promotional loans for dairy farming remained on a high level.

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The investment momentum in the Renewable Energies promotional line is determined by the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz (EEG)). After the amendment of the Renewable Energy Sources Act in 2014, new construction of biogas plants almost came to a grinding halt. The majority of the remaining capital expenditure referred to modernization of biogas plants, for example in making the process for feeding electricity into the grid more flexible. We benefited massively from strongly increased installations in the wind energy sector. This was due to the attractive conditions and the distribution of the financing model “Bürger- und Bauernwindpark” (a special promotional loan program for investments in wind turbine installations by citizens and farmers in rural areas), which we launched on the basis of a special program.

Business development

In line with the expectations stated in the report on expected developments for 2014, Rentenbank’s business development in the reporting year was characterized by a slight decline in demand for promotional financing. Special promotional loans exhibited a lower demand largely due to deteriorating underlying conditions in the agricultural sector, with the exception of the Renewable Energies promotional line. There, financings in the wind energy sector saw a considerable increase.

The notional amounts for new promotional business were as follows:

	2014		2013

	€ billion	%	€ billion	%
Special promotional loans	6.9	61.1	7.2	62.0
Securitized promotional business	2.4	21.2	1.9	16.4
Standard promotional loans	2.0	17.7	2.5	21.6

Total	11.3	100.0	11.6	100.0

The new promotional business totaled EUR 11.3 billion in the year under review (2013: EUR 11.6 billion) and — as expected — was below the prior-year figure. The same applies to new special promotional lending business with a volume of EUR 6.9 billion (2013: EUR 7.2 billion). Despite the low interest rate levels, investment activities in the agricultural sector subsided due to the development on the agricultural markets. As a result, the demand for loans in the Agriculture and Rural Development promotional lines declined in 2014. In contrast, the demand for promotional loans in the Renewable Energies promotional line grew in the wake of the significant growth of financings in the wind energy sector. The Group’s portfolio of special promotional loans increased by EUR 3.0 billion or 9% to EUR 36.7 billion (2013: EUR 33.7 billion). The portfolio of the securitized promotional business remained virtually unchanged, although the amount shown in the balance sheet increased by EUR 0.8 billion to EUR 21.7 billion owing to changes in market value.

Rentenbank raised the necessary borrowings once again at favorable conditions since financial investors preferred safe haven investments. In the reporting year, Rentenbank borrowed funds on domestic and foreign capital markets in the amount of EUR 10.9 billion (2013: EUR 10.2 billion), which is slightly more than expected for 2014. The following instruments were used for funding on the capital market:

	2014		2013

	€ billion	%	€ billion	%
Euro Medium Term Note (EMTN)	7.3	67.0	6.7	65.7
Global bonds	1.7	15.6	1.4	13.7
AUD Medium Term Note (MTN)	1.5	13.8	2.1	20.6
International loans/promissory notes	0.2	1.8	0.0	0.0
Domestic capital market instruments	0.2	1.8	0.0	0.0

Total	10.9	100.0	10.2	100.0

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Net assets, financial position and results of operations

Results of operations

Group’s results of operations

	Jan. 1 to Dec. 31, 2014 € million	Jan. 1 to Dec. 31, 2013 € million	Change in € million

1) Income statement
Net interest income before allowance for credit losses/promotional contribution	324.8	333.7	-8.9
Allowance for credit losses/promotional contribution	15.3	34.5	-19.2
Administrative expenses	59.3	55.2	4.1
Net other income/expense	-6.3	-5.2	-1.1

Operating result	243.9	238.8	5.1
Result from fair value measurement and from hedge accounting	-183.5	221.2	-404.7

Net income for the year	60.4	460.0	-399.6
2) Other comprehensive income
Result from available-for-sale instruments	92.5	250.4	-157.9
Actuarial gains/losses from pension obligations	-26.5	-5.8	-20.7

3) Group’s total comprehensive income	126.4	704.6	-578.2

Operating result

The operating result for the fiscal year 2014 amounted to EUR 243.9 million, which is an increase of EUR 5.1 million or 2.1% over the prior year (2013: EUR 238.8 million). The lower expenses for the promotional contribution as well as the decline in additions to the portfolio valuation allowance offset the lower net interest income and the increased administrative expenses.

Three factors caused the operating result not to decline as forecasted by 15-20%: The total margins declined less strongly than anticipated, and the expenses for the promotional contribution and administrative expenses were below budgeted figures. These factors are explained in the following sections.

Interest income from loans and fixed-income securities as well as income from equity holdings reached EUR 3,532.3 million (2013: EUR 3,678.3 million). After deducting interest expenses of EUR 3,207.5 million (2013: EUR 3,344.6 million), net interest income amounted to EUR 324.8 million (2013: EUR 333.7 million). The expected decrease of net interest income by EUR 8.9 million or 2.7% primarily reflects the decrease of portfolio margins as well as the effects of the persistently low interest rates. Please refer to information on the operating result by segments for details.

The item ‘allowance for credit losses/promotional contribution’ declined by EUR 19.2 million or 55.7%. The main reasons for this decline were the decrease of the promotional contribution to EUR 75.3 million (2013: EUR 81.6 million) as well as lower additions to the portfolio valuation allowance in the amount of EUR 3.0 million (2013: EUR 11.7 million).

The promotional contribution comprises the subsidies for the special promotional loans granted by Rentenbank. A promotional expense arises at the time of the grant which is amortized through profit or loss over the remaining term to maturity of the transaction. The expense for the additions to promotional contribution fell by EUR 6.3 million to EUR 75.3 million (2013: EUR 81.6 million), while income from the utilization of the promotional contribution rose by EUR 4.3 million to EUR 63.0 million (2013: EUR 58.7 million).

In accordance with IFRS, impairments resulting from payment defaults are only determined for losses already incurred. Since the Group generally extends loans almost exclusively via other banks, credit risks are identified in a timely manner. To account for any existing risk of not having identified losses already incurred, Rentenbank determines a portfolio valuation allowance based on a model for the presentation of expected losses for loans and advances and for securities measured at (amortized) cost. The portfolio valuation allowance was increased by EUR 3.0 million to EUR 14.7 million (2013: EUR 11.7 million).

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Administrative expenses rose by 7.4% to EUR 59.3 million in fiscal year 2014 (2013: EUR 55.2 million). The personnel expenses included in this figure amounted to EUR 34.4 million (2013: EUR 32.0 million), an increase over the prior-year level by EUR 2.4 million. Wages and salaries including bonuses grew by EUR 0.9 million to EUR 23.1 million (2013: EUR 22.2 million). This is mainly attributable to the workforce increase according to plan (growth in the average number of employees from 256 to 260) and to collectively agreed pay rises.

Amortization of intangible assets and depreciation of property and equipment increased to EUR 5.7 million (2013: EUR 4.6 million). The main reason for this was amortization of expenses for projects related to the introduction of new IT systems capitalized in previous years.

The other administrative expenses grew by EUR 0.6 million or 3.2% to EUR 19.2 million. The IT expenses included therein decreased by EUR 0.2 million to EUR 9.7 million (2013: EUR 9.9 million). The increase in administrative expenses by EUR 4.1 million to EUR 59.3 million (2013: EUR 55.2 million) is primarily attributable to higher costs for audits, the comprehensive assessment conducted by the ECB, as well as to contributions and donations which rose by EUR 1.6 million to EUR 3.5 million (2013: EUR 1.9 million). This increase was slightly below expectations. Additional planned new hires were filled successively and planned project activities were partly postponed to subsequent years due to high utilization of resources as a consequence of the the asset quality review and the stress test by the ECB.

Net other income/expense rose slightly, particularly due to the higher expenses in relation to the net result from taxes.

Operating result by segment

	Promotional Business		Capital Investment		Treasury Management		Total

Jan. 1	2014	2013	2014	2013	2014	2013	2014	2013
to Dec. 31	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income before allowance for credit losses/promotional contribution	192.5	184.5	114.2	118.1	18.1	31.1	324.8	333.7
Allowance for credit losses/promotional contribution	15.3	34.5	0.0	0.0	0.0	0.0	15.3	34.5
Administrative expenses	45.0	42.2	8.6	8.0	5.7	5.0	59.3	55.2
Net other income/expense	-6.3	-5.2	0.0	0.0	0.0	0.0	-6.3	-5.2

Operating result	125.9	102.6	105.6	110.1	12.4	26.1	243.9	238.8

Net interest income in the Promotional Business segment rose mainly due to the increase of the average portfolio volume in comparison to the prior year to EUR 192.5 million (2013: EUR 184.5 million). The item ‘allowance for credit losses/portfolio valuation allowance’ fell significantly to EUR 15.3 million (2013: EUR 34.5 million) due to the lower promotional contribution and the decrease in additions to portfolio valuation allowance. Administrative expenses in the Promotional Business segment, including depreciation and amortization, rose by EUR 2.8 million to EUR 45.0 million. The segment’s operating result grew to a total of EUR 125.9 million (2013: EUR 102.6 million).

Interest income from the Capital Investment segment declined as expected and was EUR 3.9 million lower than the previous year’s figure (EUR 114.2 million). The higher investment volume from the retention of profits is offset with negative effects from lower interest rates for new investments due to the low interest rate environment as well as the higher yielding maturing funds. Overall, the segment’s operating result amounted to EUR 105.6 million (2013: EUR 110.1 million).

As expected, the result of the Treasury Management segment continued to be characterized by a decline due to lower investment volumes and the further decrease in margins due to the monetary policy of the ECB. Net interest income fell by 41.8% to EUR 18.1 million. The segment’s operating result declined to EUR 12.4 million (2013: EUR 26.1 million).

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Result from fair value measurement and from hedge accounting

All derivatives and certain non-derivative financial instruments are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting.

For the measurement of hedged items being a part of hedge accounting relationships, only fair value changes due to the changes in the deposit/swap curves are taken into account. With respect to the remaining financial instruments measured at fair value, all market parameters, such as credit spreads, are included.

Changes in interest rates and exchange rates do not have significant measurement effects due to refinancing at largely matching maturities as well as hedging through derivatives. The result from fair value measurement and from hedge accounting is largely dominated by measurement losses from tightening credit spreads for own issues and by measurement-related ineffectiveness of hedging relationships. It decreased considerably to EUR 183.5 million as of December 31, 2014 (2013: EUR 221.2 million).

Measurement gains or losses are only of a temporary nature due to the buy and hold strategy of the Group with its status as a non-trading book institution, provided that no counterparty default occurs. These measurement effects are reduced to zero at the latest when the relevant transactions become due. Irrespective of this, the measurement results reported in the consolidated statement of comprehensive income pursuant to IFRS are the basis for regulatory capital and the calculation of the risk-bearing capacity.

Group’s net income for the year

The operating result increased by EUR 5.1 million to EUR 243.9 million over the prior year. However, due to the negative result from fair value measurement and from hedge accounting of EUR 183.5 million, the Group’s net income for the year fell to EUR 60.4 million (2013: EUR 460.0 million).

Other comprehensive income

Other comprehensive income reflects changes in the revaluation reserve. It shows the results from the measurement of available-for-sale securities and the actuarial gains and losses from the measurement of pension provisions.

The fair value changes largely attributable to changes in credit spreads related to the securities in the ‘available for sale’ category are recognized under this item. The changes in the fair value of these securities attributable to fluctuations of the deposit/swap curve are reported in the result from fair value measurement and from hedge accounting as a result of the application of hedge accounting principles. In addition, other comprehensive income includes the amortization of measurement results from securities that were reclassified in 2008 to the ‘held to maturity’ category at the then applicable market value.

The credit spreads for securities continued to decline in 2014, albeit to a lesser extent than in the prior year. This led to measurement gains in the amount of EUR 92.3 million (2013: EUR 248.3 million) due to the resulting higher market values. The amortization of securities reclassified in 2008 from the ‘available-for-sale’ category to the ‘held-to-maturity’ category resulted in income of EUR 0.2 million (2013: EUR 2.1 million).

Actuarial gains and losses from the measurement of pension obligations are caused by differences between expected and actual actuarial assumptions of the prior period and from changes in assumptions for the future. In fiscal year 2014, actuarial losses reported in the financial statements amounted to EUR 26.5 million (2013: EUR -5.8 million). These high losses are mainly based on the lower discount rate which, in turn, led to a higher pension provision.

Group’s total comprehensive income

The Group’s total comprehensive income for the period ending December 31, 2014 amounted to EUR 126.4 million (2013: EUR 704.6 million), representing a significant decline of EUR 578.2 million. The decline is largely due to the measurement loss recognized in the result from fair value measurement and from hedge accounting in the amount of EUR -183.5 million (2013: EUR 221.2 million) as well as due to the other comprehensive income from the measurement of available-for-sale instruments, which rose to a lesser extent by EUR 92.5 million (2013: EUR 250.4 million).

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Reconciliation to distributable profit

Pursuant to Rentenbank’s Governing Law, the net income reported in accordance with HGB has to be transferred to a guarantee reserve (Deckungsrücklage) and a principal reserve (Hauptrücklage), while the remaining amount is distributed. The distributed amount is shown as distributable profit. According to IFRS, these items are reported as equity components for informational purposes. The remaining difference to the Group’s net income for the year is transferred to retained earnings.

Pursuant to Section 2 (3) Sentence 2 of Rentenbank’s Governing Law, the guarantee reserve may not exceed 5% of the nominal amount of the covered bonds outstanding at any time. Resulting from a decline in the volume of covered bonds, an amount of EUR 21.6 million (2013: EUR 48.5 million) was withdrawn from the guarantee reserve and transferred to the principal reserve in the same amount.

Subject to the pending resolutions of the responsible corporate bodies regarding the separate financial statements in accordance with HGB, Rentenbank intends to transfer an additional amount of EUR 41.2 million (2013: EUR 39.8 million) from net income for the year to the principal reserve, and a further amount of EUR 5.4 million (2013: EUR 406.9 million) to other retained earnings. The distributable profit remaining after the transfer to reserves amounts to EUR 13.8 million (2013: EUR 13.3 million).

Results of operations of Rentenbank

The results of operations in Rentenbank’s financial statements in accordance with the German Commercial Code (HGB) developed satisfactorily as follows:

	Jan. 1 to Dec. 31, 2014 € million	Jan. 1 to Dec. 31, 2013 € million	Change in € million

Net interest income	311.0	312.7	-1.7
thereof expenses for interest rate subsidy for special promotional loans	72.3	78.4	-6.1
Net fee and commission income	-1.6	-1.7	0.1
Administrative expenses	56.6	53.2	3.4
Other operating result	-10.1	-9.1	-1.0

Operating result before provisions for loan losses and valuation	242.7	248.7	-6.0

Provision for loan losses and valuation	187.7	195.7	-8.0

Net income	55.0	53.0	2.0

As of December 31, 2014, the operating result before provision for loan losses and measurement amounted to EUR 242.7 million. The development of the operating result before provision for loan losses and measurement (HGB) structurally corresponds with the development of the operating result under IFRS, except for the portfolio valuation allowance recognized under IFRS within the context of the allowance for credit losses. The operating result before provision for loan losses and measurement (HGB) declined by EUR 6.0 million due to the slight decrease of net interest income as well as the higher administrative expenses. In contrast, the IFRS operating result increased by EUR 5.1 million since the additions to the portfolio valuation allowance declined by EUR 8.7 million to EUR 3.0 million down on previous year (2013: EUR 11.7 million). Moreover we also refer to the general comments on the results of operation of the Group.

The provision for loan losses and measurement primarily comprise general valuation allowances under HGB and the additions to the fund for general banking risks. As a result of the credit rating improvements of our portfolio, we recognized reversals of general valuation allowances on a pro-rata basis in the amount of EUR 1.1 million; the remaining balance of general valuation allowances amounts to EUR 13.9 million (2013: EUR 15.0 million). The fund for general banking risks (Section 340g HGB) was increased by EUR 194.7 million. The overall increase of net income amounted to EUR 2.0 million, resulting in net income of EUR 55.0 million (2013: EUR 53.0 million), of which an amount of EUR 41.2 million (2013: EUR 39.7 million) was transferred to the principal reserve. Distributable profit after the transfer to reserves amounts to EUR 13.8 million (2013: EUR 13.3 million), which will be used to promote agriculture and rural areas.

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Financial key performance indicators

The operating result before provision for loans losses and measurement amounted to EUR 242.7 million (2013: EUR 248.7 million). Its decline was in line with expectations, however to a lesser extent than projected. On the one hand, net interest income decreased less than expected since the new business volume in the securitized promotional business was higher and the corresponding margins exceeded our plans. On the other hand, the increase of administrative expenses was slightly below expectations since additional permanent posts (Planstellen) were filled on a step-by-step basis and some of the planned project activities were postponed to subsequent years due to high utilization of resources in connection with the asset quality review and the stress test by the ECB.

These developments also influenced the cost income ratio. As a result of the growth of expenses to a total amount of EUR 70.7 million (2013: EUR 66.7 million) and, at the same time, the slight decline in income to EUR 313.4 million (2013: EUR 315.4 million), this indicator only marginally increased from 21.2% to 22.6%. Thus, the cost-income ratio continues to be on a moderate level when compared with competitors.

The key performance indicator of promotional performance includes the promotional contribution for the special promotional loans granted by Rentenbank for which a nominal amount of EUR 73.9 million (2013: EUR 77.0 million) from own resources was spent in the reporting year. In addition, as in the previous year, Rentenbank provided grants in the amount of EUR 3.0 million in relation to the program ‘Research on Agricultural Innovation.’ The promotional performance for 2014, including the distributable profit of EUR 13.8 million, remains on a high level at EUR 90.7 million. While we originally expected an almost flat figure within the framework of our planning, the promotional performance was EUR 5.6 million below the previous record-breaking year (2013: EUR 96.3 million). The reason for this was the slightly lower new business volume with special promotional loans and the resulting slightly lower promotional contribution.

Financial position

Capital structure

Capital structure of the Group

	Dec. 31, 2014 € million	Dec. 31, 2013 € million	Change in € million

Liabilities
Liabilities to banks	2,184.7	5,549.9	-3,365.2
Liabilities to customers	4,954.7	5,148.8	- 194.1
Securitized liabilities	69,178.8	60,860.9	8,317.9
Subordinated liabilities	691.8	686.8	5.0

Equity
Subscribed capital	135.0	135.0	0.0
Retained earnings	3,046.1	2,999.5	46.6
Revaluation reserve	112.5	46.5	66.0
Distributable profit	13.8	13.3	0.5

Liabilities

Liabilities to banks decreased by EUR 3.3 billion to EUR 2.2 billion (2013: EUR 5.5 billion), which was largely attributable to the full repayment of time deposits and open market operations. Liabilities to customers decreased by EUR 0.2 billion to EUR 4.9 billion (2013: EUR 5.1 billion) mainly due to maturing time deposits.

The changes in the nominal volume of securitized liabilities amounted to EUR 4.4 billion or 7.2%. However, the carrying amount of securitized liabilities increased by EUR 8.3 billion or 13.7% due to exchange rate changes, resulting in a carrying amount of EUR 69.2 billion (2013: EUR 60.9 billion) as of December 31, 2014. The Medium Term Note (MTN) programs continued to be the most important refinancing sources and amounted to EUR 49.3 billion (2013: EUR 46.3 billion). The carrying amount of the global bonds amounted to

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EUR 13.8 billion (2013: EUR 10.6 billion) as of year-end. The volume of Euro commercial papers (ECP) grew by EUR 2.0 billion to EUR 5.9 billion (2013: EUR 3.9 billion).

Subordinated liabilities remained unchanged at EUR 0.7 billion (2013: EUR 0.7 billion), compared to the prior year.

All funds borrowed for refinancing purposes on the money and capital markets were raised at market-based levels.

The following analysis is a breakdown of liabilities by maturity, currency and interest structure based on IFRS carrying amounts:

	Maturity
	up to 1 year		1 to 5 years		more than 5 years

	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
	€ million	€ million	€ million	€ million	€ million	€ million

Fixed interest rate
EUR	2,250.7	5,496.8	9,154.6	9,004.6	7,680.3	7,705.2
USD	3,021.9	2,439.6	12,003.6	11,791.4	2,412.1	948.0
AUD	1,041.0	1,050.0	3,418.5	3,978.3	4,421.4	2,748.7
JPY	35.9	470.4	209.4	86.5	253.2	408.7
CHF	297.1	83.0	1,055.3	1,343.0	101.6	93.4
NOK	405.4	0.0	719.8	1,158.5	123.5	183.9
GBP	0.0	0.0	1,670.1	1,147.9	14.8	13.3
Other	31.1	435.0	2,651.5	1,491.2	623.5	169.5

Zero coupon
EUR	419.9	1,266.9	78.7	96.1	921.9	819.1
USD	4,122.7	1,979.4	0.0	0.0	42.5	37.2
AUD	673.8	12.9	0.0	0.0	0.0	0.0
GBP	510.1	530.0	0.0	0.0	0.0	0.0
Other	217.7	123.3	0.0	0.0	0.0	0.0

Variable interest
EUR	1,863.3	535.5	4,905.4	5,187.1	3,213.3	3,496.3
USD	428.6	1,735.8	4,081.9	2,482.5	123.4	0.0
AUD	0.0	0.0	695.7	670.3	0.0	0.0
JPY	20.7	20.9	44.1	49.0	349.4	345.5
NOK	0.0	0.0	239.1	156.4	0.0	0.0
Other	127.6	0.0	333.9	455.3	0.0	0.0

Total	15,467.5	16,179.5	41,261.6	39,098.1	20,280.9	16,968.8

Equity

The Group’s net income for the year of EUR 60.4 million (2013: EUR 460.0 million) as well as measurement gains of EUR 66.0 million (2013: EUR 244.6 million), which are reported in the revaluation reserve, led to a rise in equity.

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Capital structure of Rentenbank

The financial position based on Rentenbank’s financial statements in accordance with the provisions of HGB is as follows:

	Dec. 31, 2014 € million	Dec. 31, 2013 € million	Change in € million

Liabilities
Liabilities to banks	2,806.6	6,272.1	-3,465.5
Liabilities to customers	4,264.8	4,730.3	- 465.5
Securitized liabilities	65,843.8	61,433.8	4,410.0
Subordinated liabilities	599.2	597.7	1.5

Equity (including fund for general banking risks)
Subscribed capital	135.0	135.0	0.0
Retained earnings	966.8	925.5	41.3
Distributable profit	13.8	13.3	0.5
Fund for general banking risks	2,632.0	2,437.3	194.7

Liabilities under HGB and IFRS structurally developed in the same way. The difference between the Group and Rentenbank is due to the measurement at fair value and the application of hedge accounting required under IFRS. We therefore refer to the representation of liabilities in the Group’s capital structure.

The fund for general banking risks was increased by EUR 0.2 billion to EUR 2.6 billion (2013: EUR 2.4 billion). This resulted in an increase in equity by EUR 0.2 billion compared to 2013.

Capital expenditure

The major capital expenditures made by Rentenbank in fiscal years 2013 and 2014 primarily related to the implementation and further development of the trading, risk management and limit system, the regulatory reporting software and the rating platform. In addition, the SEPA and EMIR requirements were implemented and activities for the build-up of a new extranet platform were started. Within the scope of preliminary study, Rentenbank is currently evaluating the introduction of a new financial accounting system. This is reflected in the changes in intangible assets. The costs inceased by EUR 2.3 million in fiscal year 2014 (2013: EUR 4.4 million).

Liquidity

The liquidity analysis represents the contractually agreed redemption amounts:

Dec. 31, 2014	up to 3 months	more than 3 months to 1 year	more than 1 year to 5 years	more than 5 years or unspecified maturity
	€ million	€ million	€ million	€ million

Liabilities to banks	4.6	373.5	940.0	785.0
Liabilities to customers	170.8	201.1	1,306.5	3,414.6
Securitized liabilities	8,012.8	7,164.9	37,325.8	14,725.4
Negative fair values of derivative financial instruments	61.0	40.0	547.0	523.0
Subordinated liabilities	7.1	16.5	123.7	481.0

Total	8,256.3	7,796.0	40,243.0	19,929.0

Dec. 31, 2013	up to 3 months	more than 3 months to 1 year	more than 1 year to 5 years	more than 5 years or unspecified maturity
	€ million	€ million	€ million	€ million

Liabilities to banks	3,238.4	565.7	1,327.0	370.0
Liabilities to customers	429.4	268.5	907.5	3,976.5
Securitized liabilities	8,523.9	3,678.4	35,153.1	12,269.3
Negative fair values of derivative financial instruments	154.0	158.0	1,166.0	627.0
Subordinated liabilities	5.9	16.0	45.0	560.9

Total	12,351.6	4,686.6	38,598.6	17,803.7

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The Group has sufficient liquid funds and is able to meet its payment obligations at all times without restrictions.

Net assets

Net assets of the Group

	Dec. 31, 2014 € million	Dec. 31, 2013 € million	Change in € million

Loans and advances to banks	51,407.6	49,750.9	1,656.7
Loans and advances to customers	5,530.3	5,570.6	-40.3
Financial assets	21,701.2	20,894.4	806.8

Positive fair values of derivative financial instruments	5,958.4	3,236.1	2,722.3
Negative fair values of derivative financial instruments	6,810.6	5,796.6	1,014.0

In accordance with competition neutrality, Rentenbank principally extends its loans via banks. Within the net assets, this is reflected in the loans and advances to banks which amount to 57.9% (2013: 60.7%) of total assets. As of December 31, 2014, the carrying amount of this item was EUR 51.4 billion (2013: EUR 49.8 billion).

Loans and advances to customers decreased slightly by EUR 0.1 billion to EUR 5.5 billion (2013: EUR 5.6 billion).

Financial assets, which consist almost exclusively of bank bonds and notes, increased by EUR 0.8 billion to EUR 21.7 billion (2013: EUR 20.9 billion), primarily due to measurement effects.

The positive fair values of derivative financial instruments increased by EUR 2.7 billion to EUR 5.9 billion (2013: EUR 3.2 billion), while negative fair values rose by EUR 1.0 billion to EUR 6.8 billion). This development was particularly influenced by exchange rate changes. Derivatives are exclusively entered into in order to hedge existing or expected market price risks. Collateral agreements were concluded with all counterparties with whom the Bank enters into derivative transactions. The Bank does not enter into credit default swaps (CDS).

Net assets of Rentenbank

Net assets on Rentenbank’s financial statements in accordance with HGB are as follows:

	Dec. 31, 2014 € million	Dec. 31, 2013 € million	Change in € million

Loans and advances to banks	51,459.3	50,042.5	1,416.8
Loans and advances to customers	4,938.6	5,451.3	- 512.7
Bonds and other fixed-income securities	20,171.5	20,301.9	- 130.4

Net assets under HGB and IFRS structurally developed in the same way. The difference between the Group and Rentenbank is due to the measurement at fair value and the application of hedge accounting required under IFRS. Therefore, we refer to the comments on the Group’s net assets.

At year end, the securities portfolio included bonds classified as fixed assets in a nominal amount of EUR 20.0 billion (2013: EUR 19.9 billion). As in the previous year, debt securities of the liquidity reserve were not held in the portfolio.

The Board of Managing Directors is satisfied with the course of business as well as with the development of the results of operations, financial position and net assets.

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Other key performance indicators

Corporate citizenship

As a public law institution, Rentenbank has a responsibility beyond its promotional mandate to be an active corporate citizen. Rentenbank, with its registered office in Frankfurt, Germany, primarily supports local cultural institutions and selected projects. Grants are provided on a regular basis to Oper Frankfurt, Schirn Kunsthalle, Städel Museum, the English Theatre and the State Academy of Fine Arts (Städelschule). With respect to Städelschule, Rentenbank supports young talented artists through the donation of a group prize within the framework of the annual ‘Rundgang.’ Rentenbank also supports various projects of churches, associations and societies with regular donations at Christmas.

Employees

The number of employees grew in the past year. At year-end 2014, Rentenbank employed 269 (2013: 257) employees (including trainees and interns), of which 223 (2013: 214) were full-time employees. These figures include neither employees in parental leave nor members of the Board of Managing Directors. The average employment with the company was approximately eleven years. The ratio of men and women is almost on par, with 54% of the employees being male and 46% being female. Women make up 89% of the part-time employees.

Compliance with legal and regulatory requirements

Rentenbank prepares its consolidated and annual financial statements as well as the combined management report in accordance with the requirements of the German Commercial Code, the International Financial Reporting Standards as well as the German Accepted Accounting Principles (Grundsätze ordnungsgemäßer Buchführung, GoB) and the related supporting pronouncements. The financial statements prepared are subject to an audit opinion issued by an auditor. In this context, we pay attention to proper preparation as well as to compliance with publication deadlines. This is primarily ensured by an Internal Control System (ICS).

Regulatory requirements regarding own funds and liquidity have strategic relevance. Full compliance with all existing regulatory provisions is a top priority. Within the Group, the Regulatory Topics working group, which also comprises the Compliance desk, ensures that new regulatory requirements are identified at an early stage and managed within the Group.

Report on events after the balance sheet date

No events of material importance were recorded after the end of the fiscal year 2014.

Report on expected developments and opportunities

Development of business and underlying conditions

The economic development of Rentenbank primarily depends on the underlying conditions on the credit and financial markets. These are influenced by the monetary policy of the central banks, the development of prices and exchange rates as well as the development of public sector finances. The demand for promotional loans is particularly influenced by both the interest rate trend and the economic situation on the agricultural markets.

At the beginning of 2015, the European Central Bank (ECB) announced further monetary easing. In order to prevent a deflation in the eurozone, the ECB decided to purchase government bonds and other securities in the amount of EUR 60 billion between March 2015 and September 2016 on a monthly basis. Against this backdrop, and in view of the ECB’s promise to keep its key interest rate at a low level for the foreseeable future (forward guidance), Rentenbank expects money market rates to remain low and a flat interest-rate curve during the course of the year.

Last but not least as a result of the sharp decline in the oil price, Rentenbank expects a continued low price pressure and a moderate economic recovery in the eurozone. Due to the expected more dynamic economic development in the United States and a possible interest rate increase introduced by the US Federal Reserve (Fed) from mid-2015, Rentenbank assumes a continued Euro weakness against the US dollar.

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According to Agrar, the agricultural business and investment sentiment indicator, farmers plan considerably lower total investments in the first half of 2015. Farmers are more pessimistic compared to the previous year in all types of business. Above all, dairy cattle farmers expect their situation to deteriorate in the next two to three years. Since the promotional activities in the Agriculture line directly depend on investments, a declining development can be expected here as well.

Irrespective of the good supply of agricultural products in 2014, the fundamentals suggest that the relatively scarce global supply of agricultural commodities will not change in general. The Food and Agriculture Organization of the United Nations (FAO) expects in its projection until 2023 that the international price levels for agricultural commodities will be stable. In the long-term, the prospects for the agricultural sector remain positive.

The development of the Renewable Energies promotional line is largely dependent upon the Renewable Energy Sources Act (EEG), which was amended in mid-2014 and has remained unchanged since then. Accordingly, promotional loans in our Renewable Energies promotional line should face a declining demand.

Rentenbank anticipates that it will be able to fulfill its promotional mandate based on its risk-conscious business policy and its triple A ratings.

Forecast of business development

Comprehensive annual plans and multi-year plans are prepared in order to project Rentenbank’s future results of operations, net assets and financial conditions. They comprise planning for Rentenbank’s new business, portfolio, equity, income and costs as well as stress scenarios. The annual plan examines individual factors in greater detail than the multi-year plans. In the following, the projections refer to the planning period of 2015.

Within the framework of our current planning, the Group assumes that new business volume in the Promotional Business segment will be slightly below the level of the previous fiscal year. This new business will continue to be funded through Rentenbank’s issuance programs. As a result of a persisting low-interest environment and the announced expansion of the ECB’s purchase program, margins from new business are expected to decline noticeably.

We expect special promotional loans to remain the focus within the lending business. However, after the record year of 2013 and the slight decline in demand in the past year, we expect for 2015 that the decline in new business with special promotional loans will be more pronounced than projected in the previous three-year plan as a result of the current developments with regard to the investment activities of our end-borrowers.

The portfolio of securities and standard promotional loans will decrease by 10% due to the anticipated large amount of redemptions. The percentage share of special promotional loans in the total promotional volume will continue to increase slightly. Overall, we expect a marginal decline of net interest income for the Promotional Business segment attributable to lower margins of the portfolio and the lower volumes. The described decline in the portfolio due to a large amount of redemptions will become effective only at the end of 2015, i.e. the negative effect on net interest income will become more noticeable only in subsequent years.

We forecast that interest income within the Capital Investment segment in 2015 will be slightly above the prior-year level. The higher portfolio volume from retained profits is offset by negative effects from lower interest rates for new investments due to the low interest rate environment as well as the higher yielding maturing funds.

In 2015, net interest income of the Treasury Management segment is likely to be slightly below the prior-year level again.

Net interest income for the three segments is expected to decline slightly for the year 2015.

Cost planning for 2015 and the following years in particular takes into account the necessary investments into Rentenbank’s infrastructure as well as the necessary adjustments to fulfill additional regulatory requirements. This includes investments for the development of the new trading, risk management and limit system, the introduction of a new financial accounting and reporting system as well as for the upgrade of hardware and software currently in use. Apart from that, multi-year planning takes into account investments for

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the modernization of the bank building. The many changes in the regulatory framework and accounting standards will result in a significant increase of administrative expenses (2014: EUR 56.6 million) in 2015 and the following years, despite our rigorous cost management. This particularly applies to personnel cost as Rentenbank sees the need for new positions to be created. An additional factor that weighs on earnings for the first time in 2015 is the proposed new regulation of the bank levy in Europe.

Against the backdrop of the development of income and costs, the Group expects the operating result to decline by around 10% for 2015 (2014: EUR 242.7 million). It is expected that this key performance indicator will still remain on a historically high level.

The presented earnings trend will enable us to keep the promotional performance (2014: EUR 90.7 million) on an appropriate level. Due to the expected decline in new business with special promotional loans and the resulting decrease in promotional contribution, we expect the key performance indicator of promotional performance to decline by up to 15% over the prior year in 2015.

Falling income coupled with the simultaneous investment related increase of administrative expenses as well as the expected additional charges from the new regulation of the bank levy will likely result in a significant increase of the cost income ratio (2014: 22.6%). Nevertheless, the ratio will remain on a moderate level in comparison with other promotional banks.

The Board of Managing Directors expects income to decline and administrative expenses to increase in fiscal year 2015. The projection for the promotional performance is slightly below the prior-year figure.

Opportunities and risks

In comparison to the forecast results for 2015, additional opportunities and risks may occur for our business development due to changes in underlying conditions.

For example, the financial market crisis may intensify again and have an impact on new business volume and margins of the asset and funding activities. A deterioration of the economic environment would result in new business volume lower than planned. However, the financial market crisis has showed up to now that such difficult situations may also create opportunities, attributable to Rentenbank’s superior credit ratings and its solid capital base. These opportunities may be related to attractive funding opportunities as well as higher margins in the securitized and the standard promotional loan business.

The persistent low-interest environment influences the demand of the agricultural sector for special promotional loans and also weighs on the result in the segments Capital Investment and Treasury Management as well as on the margins in the Promotional Business segment. Further measures introduced by the ECB within the scope of the extended purchase program could lead to an additional strain on earnings due to falling yields and margins. A change of the low interest environment, e.g. in the wake of a strong rate hike, could be associated with both risks and opportunities for Rentenbank due to the abovementioned factors. The actual outcome of the situation depends on the extent and the speed of interest rate changes as well as the respective business segment and the selected observation period.

Negative interest rates have emerged in the meantime in some of the money and capital market segments. This may lead to additional potential risks, but also may involve opportunities due to economic, legal or technical underlying conditions and restrictions.

Administrative expenses may be subject to additional burdens resulting from further regulatory requirements which are not known yet. This would have an impact on IT and personnel costs. Apart from the investments already planned, further improvements to the IT and building infrastructure may become necessary. In the course of the European-wide harmonization of the bank levy, Rentenbank may face — probably significant — additional burdens which would increase administrative expenses.

Even taking Rentenbank’s risk-averse new business policy into account, it cannot be ruled out that additional information regarding the financial circumstances of our business partners with a negative impact on their respective credit quality will be identified during the course of 2015. This can result in additional rating downgrades for exposures held in the portfolio and thereby burden the risk covering potential within the context of the risk-bearing capacity concept.

Further information on risks is included in the risk report section.

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Development in the current year

The net interest income of all three segments in the first month of the current year was slightly above the pro-rata projected figure. The result from fair value measurement and from hedge accounting includes a measurement loss which is mainly attributable to value changes owing to credit spread changes regarding own issues for which the fair value option is applied. To a lesser extent, hedge ineffectiveness in micro and macro hedge accounting is also a responsible for this measurement loss. Based on new business and the results achieved in the current fiscal year so far, the Board of Managing Directors is confident that planned volumes in the promotional business and the planned operating results will be achieved for fiscal year 2015. As a result of the high volatility of market parameters, the future development of measurement gains or losses in the course of the year cannot be predicted.

This report on expected developments contains certain forward-looking statements that are based on current expectations, estimates, forecasts and projections of the Board of Managing Directors and information currently available to it. These statements include, in particular, statements about our plans, strategies and prospects. Words such as ‘expects,’ ‘anticipates,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates’ and similar expressions are intended to identify such forward-looking statements. These statements are not to be understood as guarantees of future performance, but rather as being dependent upon factors that involve risks and uncertainties and are based on assumptions which may prove to be incorrect. Unless required by law, we shall not be obligated to update forward-looking statements after their publication.

Risk report

All material risks are concentrated in Rentenbank and are managed by Rentenbank on a group-wide basis. The business activities of subsidiaries are strictly limited. The explanations included in the risk report generally refer to the Group. Essential bank-specific aspects of Rentenbank are presented separately.

Organization of risk management

Based on the company objective derived from the relevant laws and regulations, the Board of Managing Directors determines the Group’s sustainable business strategy. Rentenbank’s business strategy is defined above all by its promotional mandate and the measures to fulfill this mandate. In addition, targets are set for the segments as well as measures to achieve these.

Within the framework of a risk inventory, the Group analyzes which risks may have a material effect on its assets, capital resources, results of operations, or liquidity situation. The Group’s material risks are identified and reviewed for any concentration effects through the risk inventory, the risk indicators on the basis of quantitative and qualitative risk characteristics for the purpose of early risk identification, by means of the self-assessment, the New Product Process (NPP), in the Internal Control System (ICS) key controls as well as the daily monitoring activities.

The risks resulting from business activities are identified, limited and managed using a risk management system (RMS), which was established specifically for this purpose, and by means of the risk-bearing capacity concept. In this context, the Board of Managing Directors has determined a risk strategy and the sub-strategies derived therefrom. These are reviewed at least annually, adjusted if necessary by the Board of Managing Directors and discussed with the Risk Committee established by the Board of Supervisory Directors.

A significant component of the risk management system is the implementation, management and monitoring of limits, which are in line with Rentenbank’s risk-bearing capacity. The risk-bearing capacity concept aims to ensure that the risk covering potential is sufficient to cover all material risks. It is based on the going concern approach.

As part of the planning process, potential risk scenarios are used to evaluate future net assets, financial position, and results of operations. Deviations between target and actual performance are analyzed within an internal monthly report. Capital planning is made for the next ten years. The risk-bearing capacity is planned using a 3-year projection.

The inclusion of transactions in new products, business types, sales channels or new markets requires an NPP. Within the scope of the NPP, the organizational units involved analyze the level of risk, the processes and the main consequences for risk management.

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The risk manual of the Board of Managing Directors provides a comprehensive overview of all risks in the Group on the basis of risk management and controlling processes. Risk management functions are primarily performed by the Treasury division (front office function according to MaRisk) as well as the Promotional Business and Collateral & Equity Holdings (venture capital fund and equity holdings) divisions. Within the scope of the venture capital fund, Rentenbank provides equity capital investments in eligible companies, in the form of silent participations and in the form of all types of mezzanine capital such as subordinated loans. Both members of the Board of Managing Directors who are exclusively responsible for the back office function are also responsible for the risk controlling function. The Finance division, including its risk controlling group, and the Financial Institutions division, including its Credit Risk desk, report to the relevant Board member. In the Finance division, risk controlling comprises the regular monitoring of the limits approved by the Board of Managing Directors as well as reporting on market price risks, liquidity risks, operational risks, and risk-bearing capacity; risk reporting takes into account the level of risk and regulatory requirements. The Financial Institutions division monitors the limits defined for credit risks and it is responsible for the reporting of credit risks, taking into account risk aspects and regulatory requirements.

The compliance risks relevant to Rentenbank are characterized primarily by the fact that in case of non-compliance with principal (bank) regulatory rules and requirements fines and penalties, claims for damages and/or the nullity of contracts may be the consequences which might endanger the net assets of Rentenbank. Rentenbank’s compliance function in cooperation with the divisions and as part of the ICS attempts to avoid risks that may arise from the non-compliance with legal rules and requirements.

Both the Board of Managing Directors and the Audit Committee established by the Board of Supervisory Directors as well as the Risk Committee are informed about the risk situation at least quarterly. If material risk-relevant information or transactions become known and in the case of non-compliance with the MaRisk, the Board of Managing Directors, Internal Audit department and, as the circumstances may require, the heads of divisions or departments affected must be notified in writing immediately. Information about material risk aspects is forwarded immediately by the Board of Managing Directors to the Board of Supervisory Directors.

The Internal Audit department of Rentenbank is active at Group level, performing the function of a Group Audit department. It reviews and assesses the appropriateness of activities and processes, supplemented by safety and effectiveness aspects, as well as the adequacy and effectiveness of the RMS and ICS.

The Group Audit department directly reports to the Board of Managing Directors of Rentenbank and carries out its duties on its own and independently. The Board of Managing Directors may issue instructions to perform additional reviews. The respective chairman of the Board of Supervisory Directors and of the Risk Committee as well as the Audit Committee may request information directly from the head of Internal Audit.

On the basis of risk-based review planning, the Group Audit department generally reviews and assesses all of the Group’s activities and processes, including RMS and ICS, on a risk-based and process-independent basis.

Risks are monitored generally across segments. In the case where risk monitoring is limited to individual segments, this restriction is represented in the risk types.

Credit risks

Definition

Credit risk is defined as the risk of a potential loss as a result of default or a deterioration in the credit quality of business partners. The credit risk comprises credit default risk, which includes counterparty risk, issuer risk, country risk, structural risk, collateral risk and equity holding risk as well as settlement and replacement risk.

The issuer, counterparty, and original country risk refer to the potential loss due to defaults or deteriorations in the credit quality of business partners (counterparties/issuers/countries), taking into account the measurement of collateral. The derivative country risk results from the general economic and political situation of the country in which the debtor is located. Derivative country risks are divided into country transfer risks and redenomination risks. Country transfer risk is the risk that a foreign borrower — despite being solvent — may not be able to make interest and principal payments when they are due as a result of economic or political risks. The redenomination risk refers to the threat that the nominal value of a receivable is converted into another currency.

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In case of a conversion into a ‘weak’ currency based on a fixed exchange rate, this may be equivalent to a partial disappropriation of the creditors.

Structural risks (i.e. cluster or concentration risks) are risks resulting from the concentration of the lending business on regions, sectors or borrowers. Collateral risk is the risk which results from the insufficient recoverability of loan collateral during the loan term or a mispricing of collateral. Equity investment risk is the risk of losses incurred due to a negative performance within the portfolio of equity holdings.

The scope of the Group’s business activities is largely defined by Rentenbank’s Governing Law and its Statutes. Accordingly, loans for the promotion of the agricultural sector and rural areas in general are granted only to banks in the Federal Republic of Germany or in another EU country as well as Norway which are engaged in business activities with companies in the agricultural sector and with companies performing related upstream or downstream activities or activities in rural areas. In addition, standard promotional business may also be conducted with German federal states. The special promotional loans are limited to Germany as an investment location. Accordingly, the lending business of Rentenbank is, for the most part, limited to the refinancing of banks or credit institutions within the meaning of Article 4 CRR, respectively, as well as other interbank business. The credit risk related to the ultimate borrower is primarily borne by that borrower’s local bank.

Furthermore, all transactions may be carried out that are directly connected with fulfilling its tasks, taking into account Rentenbank’s Governing Law and its Statutes. This also includes the purchase of receivables and securities as well as transactions within the context of the Group’s treasury management and risk management.

Rentenbank is only exposed to corporate risks as part of the direct lending business and the syndicated lending business. In 2014, no transactions were entered into with corporates in the direct lending business and the syndicated lending business.

The divisions Promotional Business or Treasury are responsible for new business with regards to promotional loans, depending on the type of transaction. The Promotional Business division enters into all special promotional loans. The Treasury division is responsible for the purchase of securities, promissory note loans and registered debt securities as well as new commitments within the syndicated lending business with corporates and the direct lending business as part of the standard promotional business. It is also responsible for new business in the money markets and for derivatives. Derivatives are only entered into as hedging instruments for existing or expected market price risks and only with business partners in EU or OECD countries. Derivatives are only entered into with business partners with whom a collateral agreement has been concluded.

Organization

The Treasury division represents the front office and is strongly involved in the workflow of standard promotional business and securitized promotional business. In accordance with the MaRisk certain tasks have to be performed separately from the front office. These tasks, designated as back office functions, are performed by the Promotional Business, Financial Institutions and Collateral & Equity Holdings divisions, while the securitized promotional business is handled by the Operations Financial Markets department. The Financial Institutions division issues the independent second vote for lending decisions and processes new business of standard promotional loans. The Collateral & Equity Holdings division evaluates the collateral. Both divisions are also responsible for intensive care as well as non-performing loans management. Any necessary measures are agreed upon in cooperation with the Board of Managing Directors. The member of the Board of Managing Directors responsible for the back office function within the Financial Institutions division is responsible for the process.

The Financial Institutions division drafts a Group-wide credit risk strategy and it is responsible for its implementation. The Board of Managing Directors defines Rentenbank’s credit risk strategy on an annual basis and presents this strategy to the Risk Committee of the Board of Supervisory Directors. In addition, the Financial Institutions division analyzes credit and country risks, assigns business partners and types of transactions to Rentenbank-specific rating categories, prepares credit approvals, issues the back office function vote, and monitors credit risks continuously.

The management, monitoring and reporting of credit risks is performed for individual transactions at borrower level as well as at the level of the group of connected customers and the level of the overall loan portfolio. The division is also responsible for methodological development, quality assurance, and monitoring of

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the procedures used to identify, assess and quantify credit risk. The functional and organizational separation of the Financial Institutions and Collateral & Equity Holdings divisions from the Treasury and Promotional Business divisions guarantees independent risk assessment and monitoring. Within the framework of the management of the overall loan portfolio, the loan portfolio is subdivided by various features, with transactions that have similar structures being aggregated into several product groups.

Credit assessment

The credit ratings which are determined using the bank’s risk classification procedure are a key risk management instrument for credit risks and the relevant internal limits.

The credit rating is established by the back office function of the Financial Institutions division in accordance with an internally established risk classification procedure. Individual business partners or types of transactions are allocated to one of the 20 rating categories during this process. The ten best rating categories AAA to BBB- are used for business partners with few risks (Investment Grade). Rentenbank also introduced seven rating categories (BB+ to C) for latent or increased latent risks and three rating categories (DDD to D) for non-performing loans or exposures already in default.

The credit ranking of our business partners is reviewed at least annually based on an assessment of their annual financial statements and the analysis of their financial condition. In addition to key performance indicators, the analysis also takes into account qualitative characteristics, the ownership background of the companies, and additional supporting data such as membership in a protection scheme or state liability support. Furthermore, country risks are evaluated separately as a structural risk relevant to Rentenbank. For certain transaction types, such as mortgage bonds, collateral is included as an additional assessment criterion. If current information concerning negative financial data or a deterioration of the economic perspectives of a business partner become known, the Financial Institutions division also reviews credit rating and, if necessary, adjusts the internal limits. The internal risk classification procedure is continuously developed and monitored annually.

Quantification of credit risk

The Rentenbank’s rating category system forms the basis for measuring credit default risks using statistical procedures. In order to determine the expected loss, historical default rates published by rating agencies are used. The Group does not have own historical data due to the very low number of defaults or credit events in the past decades. In order to assess credit risks, a standard scenario (annual, potential loss related to utilization) is supplemented by stress scenarios. In this context, the Group estimates an annual, potential loss related to internally granted limits, assuming deterioration of credit quality, lower recovery rates as well as increased probabilities of default.

The Group places its focus on the interbank business based on its business model, which is largely defined by Rentenbank’s Governing Law and its Statutes. This results in a material concentration risk. A specific risk amount (lump-sum risk buffer) is set aside for these sector-related concentration risks.

In accordance with the risk-bearing capacity concept set out in the risk manual, credit risks are allocated a certain portion of the risk covering potential. The daily monitoring of the internally established limits ensures that this value is adhered to at all times.

In addition to the stress scenarios, which primarily take into account country-specific influences, additional worst-case scenarios reflect cluster or concentration risks in the credit portfolio. The worst-case scenarios are not included in a control instance and are therefore not covered through risk covering potential. Priority is given in this context to the critical reflection of the results and the derivation of necessary actions (for example in the form of reductions of internal limits or intensified risk monitoring). In addition, the effects of current developments on risk covering potential may be examined on the basis of additional stress scenarios on an ad-hoc basis.

Limitation and reporting

Risk limitation ensures that the risk actually assumed is in line with the business strategy and the risk strategy determined in the risk manual as well as with the Group’s risk-bearing capacity. Within this context, limits have been introduced both at borrower level and at the level of a group of connected customers as well as at the level of the overall loan portfolio.

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Based on the proportion of the risk covering potential made available for credit risks, an overall upper limit is set for all credit risk limits. In addition, specific country-based credit and transfer limits have been established, as well as an upper limit for unsecured facilities, and an upper limit for the corporate lending business.

A limit system governs the level and the structure of all credit risks. Limits are recorded for all borrowers, issuers, and counterparties and sub-divided into groups according to product and maturity. Rentenbank’s risk classification procedure represents the central basis for decisions related to the granting of limits. In addition, an overall upper limit for each group of connected customers has been established, the utilization of which is determined depending on the individual types of business transactions. Furthermore, a certain minimum credit quality is required for particular types of business or limits.

All limits are monitored on a daily basis by the responsible back office function. The utilization of the limits within the context of money market and promotional loan transactions as well as equity holdings is measured on the basis of the relevant carrying amounts. For the securitized promotional business, the level of utilization of the limits is calculated on the basis of current market prices and, in the case of derivatives, the positive fair values of derivative portfolios, taking into account collateral received, if any. Limit reserves are used as a buffer for credit risk resulting from market price fluctuations. The member of the Board of Managing Directors responsible for this back office function receives a daily report on the risk-relevant limits as well as their utilization. The Board of Managing Directors is informed promptly if limits are breached.

Rentenbank has concluded collateral agreements with all counterparties with which it enters into derivative transactions. These agreements provide for cash collateral denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts. The cash collateral reduces the utilization of limits and thus the credit risks.

At the end of each quarter, the Financial Institutions division (back office organizational unit) submits a report to the Board of Managing Directors and the Risk Committee established by the Board of Supervisory Directors in relation to the current credit risk development based on the MaRisk guidelines.

Current risk situation

Pursuant to IFRS 7, the maximum exposure to credit risk is to be disclosed without taking collateral into account. Therefore, it corresponds to the carrying amount of the relevant assets or the nominal amount, in the case of irrevocable loan commitments.

Maximum exposure to credit risk pursuant to IFRS 7:

	Dec. 31, 2014 € million	Dec. 31, 2013 € million	Change in € million

Loans and advances to banks	51,407.6	49,750.9	1,656.7
Loans and advances to customers	5,530.3	5,570.6	-40.3
Fair value changes of hedged items in a portfolio hedge	1,600.7	677.3	923.4
Positive fair values of derivative financial instruments	5,958.4	3,236.1	2,722.3
Financial assets	21,701.2	20,894.4	806.8
Irrevocable loan commitments	195.3	115.2	80.1

Total	86,393.5	80,244.5	6,149.0

The Group has received collateral for the majority of the risk exposures presented in the form of assignments of receivables, guarantors’ liability as well as state guarantees. The remaining risk positions primarily include ‘covered securities’ such as German Pfandbriefe (covered bonds).

As regards the positive fair values of derivative financial instruments, the disclosed maximum exposure to credit risk of EUR 5 958.4 million (2013: EUR 3 236.1 million) represents the carrying amounts in the balance sheet on an individual contract level. In contrast, the risk-relevant economic collateralization is made on counterparty level. Rentenbank has concluded collateral agreements based on master agreements with netting effect with all counterparties with which it enters into derivative financial instruments. Taking netting

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agreements and cash collateral into account, the maximum credit risk exposure pursuant to IFRS 7 for derivative financial instruments as of December 31, 2014 amounts to EUR 316.6 million (2013: EUR 29.1 million).

Exposure to credit risk by rating category:

Dec. 31, 2014

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	D € million

Loans and advances to banks	13,231.9	5,105.4	28,779.1	4,275.5	15.7	0.0	0.0
Loans and advances to customers	5,508.6	0.0	13.0	8.3	0.0	0.0	0.4
Fair value changes of hedged items in a portfolio hedge	364.2	90.1	939.1	207.3	0.0	0.0	0.0
Positive fair values of derivative financial instruments	7.3	2,447.7	3,163.4	340.0	0.0	0.0	0.0
Financial assets	11,251.2	5,794.4	2,420.5	1,882.0	353.1	0.0	0.0
Irrevocable loan commitments	195.3	0.0	0.0	0.0	0.0	0.0	0.0

Total	30,558.5	13,437.6	35,315.1	6,713.1	368.8	0.0	0.4

Dec. 31, 2013

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	D € million

Loans and advances to banks	12,388.9	6,137.6	26,595.4	4,503.7	125.3	0.0	0.0
Loans and advances to customers	5,536.6	0.0	13.4	20.5	0.0	0.1	0.0
Fair value changes of hedged items in a portfolio hedge	146.7	38.9	389.0	102.7	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1.6	1,058.5	1,797.2	376.6	2.2	0.0	0.0
Financial assets	10,383.9	4,995.4	2,938.3	2,393.9	158.0	24.9	0.0
Irrevocable loan commitments	115.2	0.0	0.0	0.0	0.0	0.0	0.0

Total	28,572.9	12,230.4	31,733.3	7,397.4	285.5	25.0	0.0

The aggregation of carrying amounts in the following two analyses is based on the member state and the level of the legally independent business partner, without taking into account group relationships respectively.

Risk concentration by country:

Dec. 31, 2014

	Germany		Europe (excl. Germany)		OECD countries (excl. EU)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	49,526.0	57.4	1,881.5	2.2	0.1	0.0
Loans and advances to customers	5,500.3	6.4	30.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	1,595.3	1.8	5.4	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1,301.0	1.5	4,338.2	5.0	319.2	0.4
Financial assets	5,798.7	6.7	15,400.6	17.8	501.9	0.6
Irrevocable loan commitments	195.3	0.2	0.0	0.0	0.0	0.0

Total	63,916.6	74.0	21,655.7	25.0	821.2	1.0

Dec. 31, 2013

	Germany		Europe (excl. Germany)		OECD countries (excl. EU)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	47,526.8	59.3	2,224.0	2.8	0.1	0.0
Loans and advances to customers	5,570.6	6.9	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	677.3	0.8	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	831.4	1.0	2,134.8	2.7	269.9	0.3
Financial assets	5,380.3	6.7	15,456.1	19.3	58.0	0.1
Irrevocable loan commitments	115.2	0.1	0.0	0.0	0.0	0.0

Total	60,101.6	74.8	19,814.9	24.8	328.0	0.4

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Risk concentration by sector of counterparty:

Dec. 31, 2014

	Private-sector banks/other banks		Foreign banks		Public-sector banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	7,075.5	8.2	1,881.6	2.2	31,232.6	36.2
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	285.6	0.3	5.4	0.0	748.6	0.9
Positive fair values of derivative financial instruments	863.8	1.0	3,901.5	4.5	228.6	0.3
Financial assets	2,488.0	2.9	14,259.2	16.5	2,599.6	3.0
Irrevocable loan commitments	0.0	0.0	0.0	0.0	195.1	0.2

Total	10,712.9	12.4	20,047.7	23.2	35,004.5	40.6

	Cooperative banks		Central banks		Non-banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	11,217.9	13.0	0.0	0.0	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	5,530.3	6.4
Fair value changes of hedged items in a portfolio hedge	561.1	0.6	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	207.4	0.2	0.0	0.0	757.1	0.9
Financial assets	117.4	0.1	0.0	0.0	2,237.0	2.6
Irrevocable loan commitments	0.0	0.0	0.0	0.0	0.2	0.0

Total	12,103.8	13.9	0.0	0.0	8,524.6	9.9

Dec. 31, 2013

	Private-sector banks/other banks		Foreign banks		Public-sector banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	7,261.2	9.0	2,223.4	2.7	30,179.9	37.6
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	122.0	0.2	1.4	0.0	315.9	0.4
Positive fair values of derivative financial instruments	418.6	0.5	2,084.5	2.6	180.8	0.2
Financial assets	1,686.8	2.1	14,667.0	18.4	2,943.0	3.7
Irrevocable loan commitments	0.0	0.0	0.0	0.0	115.0	0.1

Total	9,488.6	11.8	18,976.3	23.7	33,734.6	42.0

	Cooperative banks		Central banks		Non-banks

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	10,086.4	12.6	0.0	0.0	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	5,570.6	6.9
Fair value changes of hedged items in a portfolio hedge	238.0	0.3	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	168.9	0.2	0.0	0.0	383.3	0.5
Financial assets	164.3	0.2	0.0	0.0	1,433.3	1.8
Irrevocable loan commitments	0.0	0.0	0.0	0.0	0.2	0.0

Total	10,657.6	13.3	0.0	0.0	7,387.4	9.2

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Carrying amounts in the peripheral eurozone countries:

Dec. 31, 2014

	Italy	Portugal	Spain	Total

	€ million	€ million	€ million	€ million

Government bonds	307.9	130.5	93.9	532.3
Bonds and promissory note loans of banks	751.3	169.2	1,885.1	2,805.6
Positive fair values of derivative financial instruments			2.2	2.2

Gross exposure	1,059.2	299.7	1,981.2	3,340.1
Collateral	528.2	169.2	1,887.3	2,584.7

Net exposure	531.0	130.5	93.9	755.4

Dec. 31, 2013

	Italy	Portugal	Spain	Total

	€ million	€ million	€ million	€ million

Government bonds	314.4	126.8	94.7	535.9
Bonds and promissory note loans of banks	924.0	413.0	2,279.7	3,616.7
Positive fair values of derivative financial instruments			2.2	2.2

Gross exposure	1,238.4	539.8	2,376.6	4,154.8
Collateral	577.1	286.6	2,259.2	3,122.9

Net exposure	661.3	253.2	117.4	1,031.9

In light of their strained economic and fiscal situation, the peripheral eurozone countries are being monitored closely.

There are no available credit limits or irrevocable loan commitments with counterparties located in peripheral eurozone countries and no transactions of this type were entered into in 2014. The increase in carrying amounts is exclusively attributable to the fair value changes. Until further notice, only derivatives that are collateralized by cash collateral may be concluded.

The government bonds of peripheral eurozone countries as well as bonds and promissory note loans to banks from these countries are assigned to the following measurement categories under IFRS:

	Government bonds		Bonds and promissory note loans of banks

	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
	€ million	€ million	€ million	€ million

Available for sale	299.7	304.0	2,484.5	3,067.9
Held to maturity	195.2	196.5	117.5	174.6
Loans and receivables	0.0	0.0	20.7	21.4
Designated as at fair value	37.4	35.4	182.9	352.8

Total	532.3	535.9	2,805.6	3,616.7

Allowances for credit losses

Allowances for credit losses are recognized in the case of exposures at risk of default on individual exposure level. In this context, impairments resulting from payment defaults are only determined for losses already incurred. The impairment is determined based on the difference between the carrying amount and the present value of the expected cash flows. The method is described in more detail in Note (9) in the notes to the consolidated financial statements. In the reporting year, no specific valuation allowances needed to be recognized. There were no specific valuation allowances on Group level as of December 31, 2014.

The annual financial statements of Rentenbank include a specific valuation allowance of EUR 5.0 million (2013: EUR 5.0 million). This valuation allowance was not recognized on Group level as the related exposure is measured at fair value through profit or loss in the consolidated financial statements.

The Group has recognized a portfolio valuation allowance of EUR 14.7 million (2013: EUR 11.7 million) on the basis of a model for the presentation of expected losses. The method is described in Note (9) in the notes to the consolidated financial statements. Rentenbank recognized a general valuation allowance of EUR 13.9 million (2013: EUR 15.0 million) in its annual financial statements. The difference to

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the Group is due to exposures that are already recognized in the consolidated financial statements at fair value through profit or loss. These are not included in the calculation on Group level, as are the securities that have to be taken into account only on the Group level.

Standard scenarios

The basis of the calculations for measuring potential loss under the standard scenario is the annual potential loss related to utilization, taking into account 1-year probabilities of default. As of December 31, 2014, the potential loss, including a lump-sum risk buffer of EUR 50 million for sector-related concentration risks in the banking sector, amounted to EUR 61.8 million (2013: EUR 70.4 million). The decrease compared to the previous year is primarily attributable to unsecured exposures maturing in the lower rating categories. In fiscal year 2014, the average potential loss, which is calculated on a monthly basis, amounted to EUR 62.7 million (2013: EUR 76.1 million). In relation to the allocated risk covering potential for credit risks as of the reporting date, the average utilization was 24.1% (2013: 29.3%). The maximum utilization amounted to EUR 70.8 million (2013: EUR 87.7 million) and is below the limit of EUR 260 million approved by the Board of Managing Directors for the standard scenario. The lowest utilization during the reporting year was EUR 61.7 million (2013: EUR 69.2 million).

Stress scenarios

In a first stress scenario, the potential loss is calculated based on a full utilization of all internally granted limits, taking into account 1-year probabilities of default. As of December 31, 2014, the potential loss under this stress scenario amounted to EUR 71.5 million (2013: EUR 83.3 million). Under two further scenarios, we simulate an increase of default probabilities by a country-specific factor (at least twice as high), deterioration of credit quality (by at least two notches), and higher loss ratios for potential losses of collateralized transactions. Within the calculation of the risk-bearing capacity the stress scenario associated with the highest risk exposure is counted against the risk covering potential. As of the reporting date, the maximum potential loss calculated under the above mentioned stress scenarios was EUR 126.5 million (2013: EUR 176.6 million). The reduction in comparison to the previous year is largely attributable to the risk-conscious strategy for new business as well as limit cancellations in the lower rating categories due to redemptions at maturity.

A lump-sum risk buffer for concentration risks within the banking sector of EUR 50.0 million is also included in the calculations to measure potential credit defaults in the stress scenarios.

Market price risks

Definition

Market price risks occur in the form of interest rate risks, spread risks, foreign exchange risks, and other price risks. The potential loss is calculated by the Group based on the amount held in the portfolio and on the variations of the given market parameters.

The Group makes a distinction between market price risks in the form of interest rate risks and market price risks in the form of IFRS measurement risks.

Interest rate risks exist to a small extent in relation to open fixed-interest positions and to unhedged short positions from call options. The market parameters used are interest rates and volatilities. If open positions are closed, continued or call options are exercised, the potential risk is realized in the operating result through a change in the market parameters.

IFRS measurement risks arise in connection with hedged items recognized at fair value under IFRS and the associated hedges. The potential risks in relation to the measurement requirement in accordance with IFRS are reported in the item ‘result from fair value measurement and from hedge accounting.’ The market price risk from IFRS measurement would be realized when the buy-and-hold strategy is terminated or a business partner is in default. Cash collateral has to be taken into account if a counterparty to a derivative defaults. Irrespective of this, these measurement results are also reflected in the consolidated statement of comprehensive income, in the risk-bearing capacity calculations and in the regulatory own funds. For regulatory purposes measurement losses from own issues are compensated in own funds through so-called prudential filters.

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Open currency positions, if any, result from fractional amounts caused by settlements in foreign currencies, and only to a very small extent. Changes in exchange rates result in minor measurement effects due to the translation of present values from foreign currency to the euro.

Organization

Rentenbank does not maintain a trading book pursuant to Article 4 in conjunction with Article 85 and 86 CRR.

The objective of risk management is the qualitative and quantitative identification, assessment, control and monitoring of market price risks. The Treasury division manages the interest rate risk. Risk controlling in the Finance division quantifies market price risks, monitors limits and prepares reports. The Operations Financial Markets department and the Financial Institutions division control the market conformity of transactions concluded.

Quantification of market price risks

Interest rate risks

The interest rate risks are largely reduced on group-level by hedging balance sheet items with derivatives. Derivatives are entered into on the basis of micro or macro relationships. The effectiveness of micro hedges is monitored daily for established hedging relationships. These economic micro or macro relationships are taken into account in accordance with IFRS as hedging relationships accounted for in the balance sheet.

Gains or losses from maturity transformation are realized from money market transactions and, to a lesser extent, from the promotional lending business. Gains or losses from maturity transformation result only from temporary open positions because individual positions in the promotional lending business are not hedged at the same time due to their low volumes.

Risks from changes in interest rate volatilities only arise in connection with unilaterally cancellable liquidity assistance loans as well due to legal rights of termination (Section 489 of the German Civil Code (Bürgerliches Gesetzbuch, BGB) entitled ‘Right of the borrower to give notice of termination’). These risks are not subject to hedges.

Within the context of monitoring interest rate risks, the Group determines, on a daily basis, present value sensitivities for all transactions of the Promotional Business and Treasury Management subject to interest rate risks and additionally investigates, on a quarterly basis, interest rate risks for all positions of the Group exposed to such interest rate risks using a model based on present values.

Banks have to determine regularly the impact of sudden and unexpected interest rate changes in connection with their interest rate risks in the banking book and have to report these to the German regulatory authority. The quarterly analysis of interest rate changes examines as of a specific date, whether the negative change of the present value exceeds 20% of total regulatory own funds. The present value is calculated on the basis of a scenario analysis, referring to all financial instruments across segments. However, for this purpose measurement does not consider equity as a permanently available item.

The interest-rate risks from open positions may not exceed the risk limits determined by resolution of the Board of Managing Directors. Compliance with the limits is monitored daily and reported to the Board of Managing Directors, with utilization of the risk limits being based on sensitivities.

IFRS measurement risks

Changes of market parameters in the case of cross-currency basis swap spreads (CCY basis swap spreads), basis swap spreads, credit spreads, currency exchange rates as well as other prices impact the measurement of financial instruments. Balance sheet items are hedged against interest rate and currency risks using corresponding hedges. The hedged items are allocated to the fair value option for the purpose of recognizing the economic hedging relationships. In doing so, both hedging instruments and hedged items are measured at fair value. The measurement with the abovementioned market parameters leads to significant volatilities, even if there is an economically perfect hedging relationship.

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The potential effects of IFRS measurement risks on the measurement result are simulated using scenario analyses and are taken into account in the risk covering potential within the scope of the risk-bearing capacity analysis.

Standard scenarios

Certain market price fluctuations are assumed under the standard scenario. For all open interest-rate-sensitive transactions related to the portfolios ‘money market business’ and ‘lending business,’ the present value sensitivity is calculated daily, assuming a non-parallel shift in the interest rate curves, and it is compared with the relevant limits. In this context, it is assumed that with a probability of 95% the projected fair value changes in the scenario are not exceeded.

Stress scenarios

In order to estimate risks arising from extraordinary market developments, we regularly, and on an ad hoc basis, calculate additional scenarios of interest rate changes individually for the portfolios ‘money market business’ and ‘lending business.’ Under the monthly stress scenario, we assume a non-parallel shift in the interest rate curve, as in the standard scenario, as well as increasing interest rate volatilities.

To determine the IFRS measurement risks, an increase of the CCY basis swap spreads, the basis swap spreads, the currency exchange rates, other prices as well as a reduction of credit spreads is calculated. Correlation effects are included in the aggregation of specific risks.

The projected risk exposures will not be exceeded with a probability of 99%.

Limitation and reporting

The risk covering potential allocated to market price risk in the standard scenario corresponds to the risk limit of EUR 13 million (2013: EUR 19 million). The interest-rate risks from open positions may not exceed the defined risk limits. Compliance with the limits is monitored daily and reported to the Board of Managing Directors. The Group informs the Audit Committee and the Risk Committee of the Board of Supervisory Directors quarterly about the outcomes of the risk analyses.

Back testing

The procedures for an assessment of market price risks and the market parameters underlying the standard and stress scenarios are validated at least annually. The scenario parameters in ‘money market business’ and ‘lending business’ are validated daily using historical interest rate trends. The results from the daily scenario analyses for monitoring interest rate risks on overall bank level are validated on a quarterly basis using a model based on present values.

Current risk situation

The assumptions and market parameters of the standard and stress scenarios were validated and adjusted during the 2014 fiscal year. The adjustments are shown in the following standard and stress scenarios.

Standard scenarios

As of December 31, 2014, the utilization of the risk limit for the market price risk in the ‘money market business’ and ‘lending business’ segments was EUR 1.6 million (2013: EUR 5.2 million) or 12.3% (2013: 27.4%) in case of a non-parallel shift of the interest rate curve by 20 basis points (bps) (overnight rates), 20 bps (six months), 20 bps (twelve months) and a linear increase by 40 bps (15 years) (2013: parallel shift by 40 bps). The average limit utilization in fiscal year 2014 was EUR 1.2 million (2013: EUR 3.2 million) or 6.5% (2013: 16.8%). Maximum risk for the reporting year amounted to EUR 5.2 million (2013: EUR 7.5 million), while the lowest utilization was EUR 0.02 million (2013: EUR 0.04 million). No limits were exceeded in the whole of 2014, nor in 2013. Due to the adjustment of the standard scenario, the risk limit was also reduced by EUR 6 million to EUR 13 million (2013: EUR 19 million).

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Stress scenarios

Risk in stress scenarios for interest rate risk is calculated in the portfolios ‘money market business’ and ‘lending business.’ For each portfolio, the interest rate curves are subjected to non-parallel shifts within the framework of two individual scenarios. As of the reporting date, the utilization of the risk limit was EUR 2.5 million (2013: EUR 7.7 million) in case of a non-parallel shift of the interest rate curve by 30 bps (overnight rates), 30 bps (six months), 30 bps (twelve months) and a linear increase by 60 bps (15 years) (2013: parallel shift by 60 bps).

The potential measurement loss was EUR 1.7 million in case of an increase of the swaption volatilities by 9 bps.

The costs for the swap of flows of interest payments between interest bases of different tenors in the same currency using interest rate swaps amounted to EUR 199.8 million (2013: EUR 86.3 million) based on a parallel increase of the basis swap spreads by 11 bps and a widening of IBOR OIS spreads by 75 bps (2013: 11 bps).

An increase of the CCY basis swap spread by 124 bps (2013: 116 bps) is assumed in relation to the costs for the swap of payment flows with the same tenors between different currencies. This resulted in a risk exposure of EUR 1 209.3 million (2013: EUR 989.1 million).

The credit spreads are based on a debtor’s credit quality (structural credit quality), collateralization and market-specific parameters (e.g. liquidity, spreads of government bonds, arbitrage opportunities). Within the relevant rating category, a parallel shift of 102 bps (115 bps) for the asset business and 109 bps (120 bps) for the funding business is assumed in the stress scenario in order to measure sensitivity. The credit spread sensitivity was EUR 1 013.6 million (2013: EUR 803.0 million).

The potential measurement loss in case of an increase of cap/floor volatilities by 49 bps amounted to EUR 1.6 million and EUR 1.7 million for the translation of positions from foreign currency to the euro in case of a change in currency exchange rates by 104 bps.

Interest rate risk at the level of the entire bank

In accordance with the BaFin Circular 11/2011 (BA), sudden and unexpected interest rate changes were simulated using a parallel shift of +(-)200 bps. Interest rate risks are determined on Group level as the Group uses the Group waiver pursuant to Section 7 (3) CRR. As of the reporting date, the risk exposure in the case of rising interest rates amounts to EUR 415.1 million (2013: EUR 418.9 million). The ratio based on regulatory own funds amounts to 12.0% (2013: 10.6%). At no point in time during 2014 or 2013 did the ratio exceed the notification threshold of 20%.

Foreign currency risks

No material risk was identified for any currency in 2014 or 2013. Nominal foreign currency amounts are broken down as follows:

Dec. 31, 2014

Nominal amounts
in € million	USD	AUD	GBP	NZD	CHF	NOK	CAD	Other	Total

Assets
Loans and advances to banks	0.1	0.0	0.0	0.0	49.9	0.0	0.0	0.0	50.0
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial assets	707.1	50.6	1,410.0	0.0	47.4	0.0	241.0	194.5	2,650.6
Positive fair values of derivative financial instruments	26,264.3	9,450.7	2,159.8	1,694.7	1,363.9	1,410.1	880.3	2,069.8	45,293.6

Total assets	26,971.5	9,501.3	3,569.8	1,694.7	1,461.2	1,410.1	1,121.3	2,264.3	47,994.2

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Liabilities
Liabilities to banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Liabilities to customers	111.2	0.0	12.8	0.0	0.0	0.0	0.0	34.4	158.4
Securitized liabilities	25,976.3	9,450.7	2,147.0	1,694.7	1,363.9	1,410.1	880.3	1,759.9	44,682.9
Subordinated liabilities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	344.3	344.3
Negative fair values of derivative financial instruments	883.9	50.6	1,410.0	0.0	97.3	0.0	241.0	125.7	2,808.5

Total liabilities	26,971.4	9,501.3	3,569.8	1,694.7	1,461.2	1,410.1	1,121.3	2,264.3	47,994.1

Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Dec. 31, 2013

Nominal amounts
in € million	USD	AUD	GBP	NZD	CHF	NOK	CAD	Other	Total

Assets
Loans and advances to banks	0.1	0.0	0.0	0.0	48.9	0.0	0.0	0.0	49.0
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial assets	724.0	48.6	816.6	0.0	21.2	0.0	205.4	210.3	2,026.1
Positive fair values of derivative financial instruments	21,651.5	8,031.3	1,681.3	871.8	1,417.4	1,422.9	428.1	2,600.2	38,104.5

Total assets	22,375.6	8,079.9	2,497.9	871.8	1,487.5	1,422.9	633.5	2,810.5	40,179.6

Liabilities
Liabilities to banks	61.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	61.6
Liabilities to customers	108.7	0.0	12.0	0.0	0.0	0.0	0.0	34.5	155.2
Securitized liabilities	21,006.3	8,031.3	1,669.3	871.8	1,417.4	1,422.9	428.1	2,289.0	37,136.1
Subordinated liabilities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	345.5	345.5
Negative fair values of derivative financial instruments	1,198.9	48.6	816.6	0.0	70.1	0.0	205.4	141.5	2,481.1

Total liabilities	22,375.5	8,079.9	2,497.9	871.8	1,487.5	1,422.9	633.5	2,810.5	40,179.5

Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Liquidity risks

Definition

Liquidity risk describes the risk that the Group is not able to meet its current or future payment obligations without restrictions or is unable to raise the required funds under the expected terms and conditions.

Market liquidity risk is defined by the Group specifically as the risk that assets may not be sold instantaneously without putting prices under pressure i.e. causing a loss. Market liquidity risk has a potentially negative effect on liquidity risk.

Controlling and monitoring

Rentenbank’s open cash balances are limited by an amount which is defined by the Board of Managing Directors, based on the funding opportunities available to Rentenbank. The Finance division monitors the liquidity position and the utilization of the limits daily and submits reports to the Board of Managing Directors and the Treasury division.

Instruments available for managing the short-term liquidity position are interbank funds, collateralized money market funding, ECP placements, and open-market transactions with the German Central Bank (Deutsche Bundesbank). In addition, Rentenbank may purchase securities for liquidity management purposes and may borrow funds with terms of up to two years via the Euro Medium Term Note (EMTN) program, promissory notes, global bonds, and traditional instruments.

In order to limit short-term liquidity risks, the liquidity requirements must not exceed the freely available funding potential during for a period of up to two years. In accordance with MaRisk, the Group holds sufficient, sustainable highly liquid liquidity reserves to be able to meet any short-term funding requirements of at least one week and to cover any additionally required funding shortfalls from stress scenarios if needed.

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In addition, for the purpose of calculating medium and long-term liquidity, expected cash inflows and outflows from 2 years up to 15 years are grouped together and carried forward in quarterly buckets. The cumulative cash flows may not exceed the negative limit set by the Board of Managing Directors.

The adequacy of the stress tests as well as the underlying assumptions and procedures to assess the liquidity position are reviewed at least once annually.

Under the risk-bearing capacity concept, liquidity risks are not covered through risk covering potential. This is due to the fact that the Group has sufficient cash funds, and its triple A ratings, amongst other factors, enable it to obtain any additionally required cash funds on the interbank markets or, in case of market disruptions, also from Eurex Clearing AG (collateralized money market funding) and from German Central Bank (Deutsche Bundesbank) (collateralized loans or so-called Pfandkredite, and collateral assignment in accordance with the KEV procedure (Krediteinreichungsverfahren)).

Stress scenarios

Stress scenarios are intended to examine the effects of unexpected events on Rentenbank’s liquidity position. The main liquidity scenarios are an integral part of the internal control model and are calculated and monitored on a monthly basis. The scenario analyses take into account price declines of securities, simultaneous drawdowns of all irrevocable credit commitments, defaults by major borrowers and calls of cash collateral from collateralization agreements due to an increase in the negative fair values of derivative portfolios or a decrease in the positive fair values of the derivative portfolios. A scenario mix is used to simulate the cumulative occurrence of stress scenarios. Stress tests are also performed on an ad hoc basis in the event of risk-relevant events.

Liquidity ratios pursuant to the Liquidity Regulation

Pursuant to regulatory requirements (German Liquidity Regulation, Liquiditätsverordnung), cash balances and payment obligations are determined for the various payment-effective on-balance and off-balance transactions on a daily basis. These are weighted according to regulatory requirements and a ratio is calculated. Moreover, these indicators are also calculated and extrapolated for future reporting dates. In the 2014 reporting year, the monthly reported liquidity ratio for the period up to 30 days was between 2.71 and 4.38 (2013: 2.36 and 3.98, respectively) and thus significantly above the 1.0 ratio defined by regulatory requirements.

Liquidity ratios pursuant to the CRR

The regulatory reports as regards liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR), which initially include only volumes, but no ratios, have to be submitted to the national regulatory authority (observation period) since March 31, 2014. The objective of the liquidity ratios is to limit the short-term (LCR) and the longer-term maturity transformation (NSFR). This is intended to enable banks to maintain liquidity even in stressed environments. LCR is scheduled to be introduced as of October 1, 2015 effectively. However, the required liquidity buffer of 100% must be achieved only by 2019, after gradual increases. While a decision about the introduction of the NSFR from the year 2018 onwards will be made at a later date, the preliminary availabe minimum ratios for the liquidity ratios LCR and NSFR were complied with based on test calculations in the reporting year 2014.

Reporting

The Board of Managing Directors is provided daily with a short-term liquidity projection and monthly with the liquidity risk report, which includes information about the medium and long-term liquidity as well as the results of the scenario analyses, the liquidity ratios LCR and NSFR, and the calculation of the liquidity buffer pursuant to MaRisk. The Audit Committee and the Risk Committee of the Board of Supervisory Directors are informed on a quarterly basis.

Current risk situation

In general, we seek to ensure that our lending business is based on funding with matching maturities. Thus, we keep liquidity risks at a low level. Due to our triple A ratings, funding opportunities are available to Rentenbank at short-term notice on money and capital markets. In addition, we hold liquidity positions. If a market disruption occurs, liquidity may be raised in the amount of the freely available funding potential. This has always covered the Bank’s liquidity requirements for a period of up to two years.

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The limit for medium- and long-term liquidity requirements was not exceeded in fiscal years 2014 and 2013.

Stress scenarios

Rentenbank also performs scenario analyses for liquidity risks. In these analyses, the liquidity requirements resulting from all scenarios are added to already known cash flows in order to examine the effects on Rentenbank’s liquidity. As in the prior year, the results of the scenario analyses demonstrated that as of the balance sheet date, the Group would have been able to meet its payment obligations at all times without restrictions.

Operational risks

Definition

Operational risks arise from malfunctioning or defective systems or processes, human failure or external events. Operational risks include legal risks, risks from money laundering and terrorism financing or other criminal acts, risks from outsourcing, operating risks, and event or environmental risks, but do not comprise entrepreneurial risks such as business risks, regulatory risks or reputational risks.

Organization

The Group manages operational risk through various measures that it applies to eliminate the cause of the risk, to control the risk, or to limit damage. These measures include organizational precautions (e.g. separation of trading and settlement units as well as of front and back office operations, principle of dual control), detailed procedural instructions, and qualified personnel.

The Legal & Human Resources division is responsible for monitoring legal risks. It reports to the Board of Managing Directors with regard to current or potential legal disputes semi-annually as well as on an ad-hoc basis. Legal risks from business transactions are reduced by the Group, as far as possible, by using standardized contracts. In this regard, the Legal department is involved early on in decision-making, material projects have to be coordinated with the Legal & Human Resources division. It is the exclusive responsibility of the Legal & Human Resources division to engage and instruct external lawyers in Germany and in foreign countries. Legal disputes are recorded immediately in the incident reporting database and are monitored using a risk indicator to enable early risk identification.

In addition, Rentenbank has established a Monetary Laundering and Compliance function. Based on a hazard analysis pursuant to Section 25h KWG, risks from money laundering, terrorism financing and other criminal acts which may endanger the Group’s assets are identified and organizational actions to optimize risk prevention are established. For this purpose, the Group also analyzes compliance with regard to general and bank-specific requirements for an effective organization.

Risks involved in outsourcing are generally recorded under operational risks. A distinction is made between significant and insignificant outsourcing based on a standardized risk analysis. Significant outsourcing is specifically incorporated in risk management and risk monitoring by means of decentralized outsourcing controlling, i.e. there are specific requirements, in particular with respect to the outsourcing contract, the intervals of the risk analysis and reporting.

Operating risks as well as event or environmental risks are identified on a group-wide basis and managed and monitored according to relevance.

The Group has appointed an IT security officer and has implemented an IT security program. The IT officer monitors the confidentiality, availability and integrity of information processing and storage systems. He gets involved in all IT incidents.

An emergency manual describes the procedures to be followed as part of disaster prevention measures and in the event of an actual disaster. Further emergency plans govern the procedures to be used for potential business disruptions. The outsourcing of time-critical activities and processes is also included in these plans.

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Quantification of operational risk

Operational risks are quantified as part of the risk-bearing capacity concept, using a process based on the regulatory basic indicator approach. The factors underlying the standard and stress scenarios were defined based on business volume.

All incidents occurring in the Group are systematically collected and analyzed in an incident reporting database. All current incidents and near-incidents are recorded on a decentralized basis by the relevant operational risk officers. The analysis and aggregation of incidents as well as the methodological development of the instruments used are part of risk controlling.

Workshops are held at least annually, during which significant potential operational risk scenarios within all material business processes are examined, based on a company-wide process map for the self-assessments. Then, risk events are identified, assessed with respect to amount and frequency of incidents and reduced, if applicable, by additional preventive measures.

Risk indicators for contingent losses have been developed for all material risk types in order to be able to react early to changes in the Group‘s risk profile. This permits appropriate measures to be taken in order to address the risk.

Limitation and reporting

The limit for operational risks is determined using the modified regulatory basis indicator approach. Reports are prepared on a quarterly basis and submitted to senior management, the Board of Managing Directors, the Audit Committee and the Risk Committee of the Board of Supervisory Directors.

Current risk situation

The risk value for operational risk in standard scenarios amounted to EUR 27.2 million as of the reporting date (2013: EUR 29.7 million). Under the stress scenario, the risk exposure determined as of the reporting date amounted to EUR 54.5 million (2013: EUR 59.4 million).

In fiscal year 2014, three significant incidents (valued at more than EUR 5 thousand) were entered into the incident reporting database with a net loss of EUR 68 thousand. In the previous year, there was one significant single loss from operational risks with a net loss of EUR 27 thousand.

All risk indicators were below the defined thresholds as of the reporting date.

Regulatory and reputational risks

Definition

Regulatory risk describes the risks that a change in the regulatory environment could have a negative impact on the Group’s business operations or operating result and that regulatory requirements are fulfilled only insufficiently.

Reputational risks describe perils from the damage to the Group’s reputation that could have negative economic effects. Reputational risks may pose a threat to the funding opportunities of Rentenbank.

Controlling and monitoring

Adequate funding opportunities exist in general due to the triple A ratings. The major factors for the triple A ratings are Rentenbank’s governmental promotional mandate and the associated state guarantee.

Regulatory and reputational risks may negatively affect new business and therefore have a negative impact on margins. Potential incidents are characterized by a low probability of occurrence and a potentially high amount of loss. They are not backed with risk covering potential due to their low probability of occurrence. Instead, any effects are reflected in the scenarios used for purposes of income planning and reduce the risk covering potential as a result of this conservative approach in relation to the available operating result. Apart from the monthly target/actual comparisons in the income statement, risks are also monitored using the entries in the incident reporting database and in the self-assessments.

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Reporting

Income planning is discussed with the Board of Supervisory Directors. The Board of Managing Directors as well as the Audit Committee and the Risk Committee of the Board of Supervisory Directors are informed on a quarterly basis whether significant incidents have occurred or material risks were identified in the self-assessments.

Current risk situation

As may be seen from the figures in the income planning, regulation and reputation risk is considered manageable as no scenario endangers risk-bearing capacity. The risk assessment has not changed over the previous year.

No loss incurring events related to regulatory or reputational risks occurred during the reporting period.

Risk-bearing capacity — going concern approach

For purposes of calculating the risk-bearing capacity, various risk scenarios are used to compare the total sum of the capital charges resulting from the Group’s credit, market price, and operational risks with a portion of the risk covering potential. Liquidity, reputational and regulatory risks are not included, in accordance with the risk-bearing capacity concept. Due to their peculiar nature, they are not included because they cannot be successfully limited through risk covering potential. Instead, these risk types are taken into consideration within the framework of risk management and controlling processes.

The risk-bearing capacity concept is based on the going concern approach. An observation period of one year is determined.

The going concern approach assumes that business operations of the company will be continued. After deducting regulatory capital requirements of currently 5.5% (Tier 1 capital ratio) and 8% (total capital ratio) as of December 31, 2014 and the regulatory adjustment items related to risk covering potential, sufficient capital components must be available to cover the risks from the stress scenarios, which are defined using conservative parameters (probability of 99% that the projected risk exposure will not be exceeded).

Risk covering potential

The risk covering potential is used to cover expected and unexpected losses. It is derived from figures included in the consolidated financial statements in accordance with IFRS. Risk covering potential 1 is used to cover risks from standard scenarios, while risk covering potential 2 covers risks from the stress scenarios.

The risk covering potential can be broken down as follows as of the balance sheet date:

	Dec. 31, 2014 € million	Dec. 31, 2013 € million

Available operating result	205.0	240.0
Retained earnings (pro rata)	103.0	74.0

Risk covering potential 1	308.0	314.0

Retained earnings (pro rata)	947.3	1,854.0
Own credit risk	0.0	0.0
Revaluation reserve	112.5	46.5
Undisclosed liabilities from securities	0.0	- 6.1

Risk covering potential 2	1,367.8	2,208.4

Retained earnings (pro rata)	1,995.8	1,071.5
Subscribed capital	135.0	135.0
Risk covering potential 3	3,498.6	3,414.9

The operating result available in the amount of EUR 205 million (2013: EUR 240 million) can be derived from the planned result under IFRS. Due to the increased regulatory requirements under the going concern approach, the Group has increased the percentage share of retained earnings in the risk covering potential 3, with a corresponding deduction in risk covering potential 2.

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The allocation of the risk covering potential 1 to the risk types credit risk, market price risk, and operational risk was as follows:

	Allocated risk covering potential
	Dec. 31, 2014		Dec. 31, 2013

	€ million	%	€ million	%

Credit risk	260.0	84.4	260.0	82.8
Market price risk	13.0	4.2	19.0	6.1
Operational risk	35.0	11.4	35.0	11.1
Overall risk exposure	308.0	100.0	314.0	100.0

Risk covering potential 1	308.0	100.0	314.0	100.0

Risk covering potential 2 is used as a global limit and not allocated to the individual risk types.

Risk scenarios

The calculation of the potential utilization of the risk covering potential is based on the analysis of standard and stress scenarios. In this context, the Group determines through sensitivity analyses risk exposures for credit, market price and operational risks in accordance with the selected scenarios.

Standard scenarios

In the standard scenarios, potential market price changes, potential losses and the occurrence of significant operational incidents are assumed. The resulting change of the risk exposures is compared with risk covering potential 1. The potential loss under the standard scenarios should not exceed the available operating result plus a portion of retained earnings (risk covering potential 1). The probability that the projected risk value on the basis of the assumed standard scenarios for credit, market price and operational risks is not exceeded is 95%. The risks are monitored on a daily basis.

The risk exposures of the individual risk types as well as the utilization of the risk covering potential are presented in the following table:

	Standard scenarios

	Dec. 31, 2014		Dec. 31, 2013

	€ million	%	€ million	%

Credit risk	61.8	68.2	70.4	66.9
Market price risk	1.6	1.8	5.2	4.9
Operational risk	27.2	30.0	29.7	28.2

Overall risk exposure	90.6	100.0	105.3	100.0

Risk covering potential 1	308.0		314.0

Utilization		29.4		33.5

In order to take sector-related concentration risks in the banking sector into account, a lump sum risk buffer of EUR 50 million is included in the scenarios for credit risk. The decrease of the amount taken into account for credit risk compared to the previous year is attributable to unsecured exposures maturing in the lower rating categories.

Stress scenarios

The stress scenarios are used to analyze the effects of exceptional variations of parameters. As regards credit risk, we assume full utilization of all internally granted limits, deteriorations in the credit quality of our counterparties, higher country-specific probabilities of default as well as higher loss given default percentages within the overall loan portfolio under the stress scenario.

The stress scenarios for market price risks include a non-parallel shift of the yield curves and a change in:

•	the costs for swap of flows of interest payments between different interest bases in the same currency

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•	the costs for the swap of payment flows between various currencies

•	credit spreads

•	volatilities of call options to be measured

•	exchange rates

As regards operational risk, we assume an amount of incidents that is twice as high under the stress scenario as under the standard scenario.

With a probability of 99% it is assumed that the projected risk exposure will not be exceeded.

The risk exposures from the individual risk types (credit risk, market price risk, and operational risk) are aggregated and compared with the risk covering potential 2. Correlation effects are taken into account when aggregating individual risks within the market price risk, in particular in the case of IFRS measurement risks.

Risk exposures in relation to market price risks taking into account correlation effects and for the individual risk types as well as the calculated utilization of risk covering potential are presented in the following tables:

	Stress scenarios

	Dec. 31, 2014		Dec. 31, 2013

	€ million	%	€ million	%

Credit risk	126.5	21.7	176.6	34.2
Market price risk (interest rate risks)	4.2	0.7	7.7	1.5
Market price risk (IFRS measurement risks)	398.8	68.3	272.4	52.8
Operational risk	54.5	9.3	59.4	11.5

Overall risk exposure	584.0	100.0	516.1	100.0

Risk covering potential 2	1,367.8		2,208.4

Utilization		42.7		23.4

	Stress scenarios

	Dec. 31, 2014		Dec. 31, 2013

	€ million	%	€ million	%

Market price risk (interest rate risks)	4.2	1.0	7.7	2.7
thereof: interest rates	2.5		7.7
thereof: swaption volatilities	1.7
Market price risk (IFRS measurement risks)	398.8	99.0	272.4	97.3
thereof: CCY basis swap spreads	1,209.3		989.1
thereof: basis swap spreads	199.8		86.3
thereof: credit spreads	-1,013.6		- 803.0
thereof: cap/floor volatilities	1.6
thereof: currency translation	1.7

Going concern approach

After deducting regulatory capital requirements and adjustment items related to risk covering potential, sufficient capital must be available to cover the risks from stress scenarios. This capital is commensurate to the risk covering potential 2.

After fulfilling the regulatory prescribed minimum capital ratios of currently 5.5% (Tier 1 capital ratio) and 8% (total capital ratios), the risk covering potential 2 available as of the reporting date was sufficient to cover risk exposures under the stress scenarios.

Under the 3-year-planning assumptions of December 31, 2014, there is sufficient capital available to also cover the stress scenarios under the going concern approach also after meeting the regulatory capital ratios.

Risk-bearing capacity — gone concern approach

Risk-bearing capacity is monitored using the gone concern approach as an additional control instance.

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Creditor protection is the primary focus under the gone concern approach. Therefore, all undisclosed reserves and liabilities are taken into account in the risk covering potential. Therefore the risk covering potential must be sufficient to cover the effects from the more conservative stress scenarios. Gone concern scenarios are simulated for credit, market price and operational risks with a probability of 99.9%. The scenarios are quantified using strict risk measures and parameters based on rare loss events.

The gone concern scenarios for credit risk and market price risks are determined based on the higher probability of 99.9% using the same assumptions as under the stress scenarios. As regards operational risk, we assume a risk exposure that is four times as high under the gone concern scenario as under the standard scenario.

The maximum risk covering potential utilized for cover purposes is determined in order to cover risks from gone concern scenarios, as applicable, with risk covering potential. Unplanned or unrealized profits (available operating result) are not taken into account. By contrast, undisclosed reserves and undisclosed liabilities are included in full.

The potential loss calculated under the gone concern scenarios, as applicable, should not exceed risk covering potential. This control instance primarily serves to observe and critically reflect results. The observation of this control instance did not lead to any adjustments for the control instance ‘going concern approach.’ Risk-bearing capacity was maintained at all times during 2014 and 2013 under the gone concern approach.

Inverse stress tests and economic downturn

Credit, market price, liquidity, and operational risks were also subject to an inverse stress test. The starting point is a maximum loss which can be borne by the amount of the risk covering potential. The scenarios assumed have a low probability of occurrence.

The effects of an economic downturn on risk-bearing capacity are assessed as well. The Group’s risk-bearing capacity likewise was not at risk under this scenario during 2014 and 2013.

Regulatory capital ratios

Since January 1, 2014, the Capital Requirements Regulation (CRR) has to be applied in the EU. The Group notified to Deutsche Bundesbank and BaFin about the exemption of the solvency and large exposures reporting requirements pursuant to Article 6 (1) CRR on an individual basis — in accordance with the waiver requirements set out in Article 7 (3) CRR. Eligible own funds and risk-weighted assets are presented in accordance with IFRS. Moreover, business partner ratings are used instead of country ratings under the credit-risk standardized approach, and a CVA charge (taking into account a deterioration in the credit quality of derivative counterparties in accordance with regulatory requirements) is backed up with equity. Both total capital ratio (19.3%) and Tier 1 capital ratio (16.4%) continue to be significantly above the regulatory minimum requirements of 8% and 5.5%, respectively.

Financial reporting process

The aim of the financial reporting process ranges from account allocation and processing of transactions to preparation of the required annual and consolidated financial statements.

The objective of the accounting-related ICS/RMS is compliance with financial reporting standards and regulations as well as adherence of financial reporting to the generally accepted accounting principles.

The consolidated financial statements of Rentenbank are prepared in accordance with all required IFRS applied in the EU for the reporting period and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, HGB). Rentenbank prepares its financial statements in accordance with the HGB and the German Accounting Directive for Banks (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV).

These regulations are documented in manuals and procedural instructions. The Finance division monitors these on a regular basis and adjusts them, if necessary, to take into account any changes in legal and regulatory requirements. The involvement of the Finance division in the New Product Process ensures that new products are represented in the financial reporting system.

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The documentation of the financial reporting process complies with German Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung, GoB) and is presented in a manner comprehensible to knowledgeable third parties. The relevant records are kept in accordance with the statutory retention periods.

There is a clear separation of functions of the organizational units primarily involved in the financial reporting process. Accounting for money market business, loans, securities, and liabilities is made in separate sub-ledgers in different organizational units. The data from the sub-ledgers are transmitted to the general ledgers via automated interfaces. The Finance division is responsible for accounting, the definition of account allocation rules, methodology for booking transactions, parameterization of the accounting software, and the administration of the financial accounting system.

Fair value measurement is performed daily on an automated basis using external market prices or accepted measurement models.

The annual financial statements of the subsidiaries are reconciled to IFRS, taking into account group-wide accounting policies, and are included in the consolidated financial statements. Consolidation of equity capital, liabilities as well as income and expenses are based on the principle of dual control.

Rentenbank uses internally developed financial accounting software. The granting of authorizations for necessary tasks is intended to protect the financial reporting process against unauthorized access. Plausibility checks are conducted to avoid errors. In addition, the principle of dual control, standardized reconciliation routines as well as comparison of plan data and actual figures are intended to ensure that errors are identified and corrected in a timely fashion. These measures also ensure the correct recognition, presentation and measurement of assets and liabilities.

Process-independent reviews performed by the Internal Audit department are conducted regularly to assess whether the accounting-related ICS/RMS is working efficiently.

Timely, reliable and relevant reports are provided to the responsible persons within the framework of the management information system. The Board of Supervisory Directors and its committees are regularly informed by the Board of Managing Directors about current business developments. In addition, information about extraordinary events is provided in a timely manner.

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Consolidated financial statements

Consolidated statement of comprehensive income
for the period from January 1 to December 31, 2014

		Notes	Jan. 1 to Dec. 31, 2014 € million	Jan. 1 to Dec. 31, 2013 € million

1)	Income statement
	Interest income		3,532.3	3,678.3
	Interest expense		3,207.5	3,344.6

	Net interest income	26	324.8	333.7
	Allowance for credit losses/promotional contribution	27	15.3	34.5
	thereof additions to promotional contribution		75.3	81.6
	thereof utilization of promotional contribution		63.0	58.7

	Net interest income after allowance for credit losses/promotional contribution		309.5	299.2
	Fee and commission income		0.2	0.2
	Fee and commission expenses		1.8	1.9

	Net fee and commission income	28	-1.6	-1.7
	Administrative expenses	29	59.3	55.2
	Other operating result	30	-2.8	-4.1
	Result from fair value measurement and from hedge accounting	31	-183.5	221.2
	Net result from taxes	32	-1.9	0.6

	Group’s net income for the year		60.4	460.0
2)	Other comprehensive income
	Items that may be reclassified to profit or loss in certain circumstances:
	Result from available-for-sale instruments	55	92.5	250.4
	Items that will not be reclassified to profit or loss:
	Actuarial gains/losses from pension obligations	52	-26.5	-5.8

	Other comprehensive income		66.0	244.6

3)	Group’s total comprehensive income		126.4	704.6

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For informational purposes: Reconciliation to distributable profit

	Jan. 1 to Dec. 31, 2014 € million	Jan. 1 to Dec. 31, 2013 € million

Group’s net income for the year	60.4	460.0
Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law	21.6	48.5
b) from other retained earnings	0.0	0.0
Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law	62.8	88.3
b) to other retained earnings	5.4	406.9

Distributable profit	13.8	13.3

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Consolidated balance sheet as of December 31, 2014

	Notes	Dec. 31, 2014 € million	Dec. 31, 2013 € million

Assets
Cash and balances with central banks	35	29.0	32.5
Loans and advances to banks	36	51,407.6	49,750.9
thereof promotional contribution	38	-326.4	-310.8
Loans and advances to customers	37	5,530.3	5,570.6
thereof promotional contribution	38	0.0	-0.1
Fair value changes of hedged items in a portfolio hedge	39	1,600.7	677.3
Positive fair values of derivative financial instruments	40	5,958.4	3,236.1
Financial assets	41	21,701.2	20,894.4
Investment property	42	14.9	15.4
Property and equipment	43	22.3	22.3
Intangible assets	44	13.6	15.9
Current income tax assets	45	1.7	1.9
Deferred tax assets	46	0.2	1.5
Other assets	47	2,565.8	1,713.6

Total assets		88,845.7	81,932.4

Liabilities
Liabilities to banks	48	2,184.7	5,549.9
Liabilities to customers	49	4,954.7	5,148.8
Securitized liabilities	50	69,178.8	60,860.9
Negative fair values of derivative financial instruments	51	6,810.6	5,796.6
Provisions	52	164.0	131.6
Subordinated liabilities	53	691.8	686.8
Other liabilities	54	1,553.7	563.5
Equity	55	3,307.4	3,194.3
Subscribed capital		135.0	135.0
Retained earnings		3,046.1	2,999.5
Revaluation reserve		112.5	46.5
Distributable profit		13.8	13.3

Total liabilities		88,845.7	81,932.4

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Consolidated statement of changes in equity

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Distributable profit	Total equity

Jan. 1, 2014	135.0	2,999.5	46.5	13.3	3,194.3
Group’s net income for the year	46.6	13.8	60.4
Unrealized gains/losses from available-for-sale instruments			92.5		92.5
Actuarial gains/losses from pension obligations			-26.5		-26.5

Group’s total comprehensive income	0.0	46.6	66.0	13.8	126.4

Appropriation of distributable profit				-13.3	-13.3

Dec. 31, 2014	135.0	3,046.1	112.5	13.8	3,307.4

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Distributable profit	Total equity

Jan. 1, 2013	135.0	2 552.8	-198.1	12.8	2 502.5
Group’s net income for the year		446.7		13.3	460.0
Unrealized gains/losses from available-for-sale instruments			250.4		250.4
Actuarial gains/losses from pension obligations			-5.8		-5.8

Group’s total comprehensive income	0.0	446.7	244.6	13.3	704.6

Appropriation of distributable profit				-12.8	-12.8

Dec. 31, 2013	135.0	2,999.5	46.5	13.3	3,194.3

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Consolidated cash flow statement

	Notes	2014 € million	2013 € million

Group’s net income for the year		60.4	460.0
Non-cash items included in net income for the year and reconciliation to cash flow from operating activities:
Amortization, depreciation and allowance of intangible assets, property and equipment, and investment property	29	5.7	4.6
Allowance for credit losses/promotional contribution	27	15.1	33.9
Addition to/reversal of provisions	52	45.6	16.0
Gains/losses from the disposal of property and equipment		0.1	0.2
Change in other non-cash items		1.3	-0.8
Result from fair value measurement and from hedge accounting	31	183.5	-221.2
Net interest income	26	-324.9	-333.7

Subtotal		-13.2	-41.0
Changes in assets and liabilities after adjustment of non-cash items:
Loans and advances to banks	36	-1,674.1	1,382.4
Loans and advances to customers	37	40.3	-918.3
Positive fair values of derivative financial instruments	40	-2,722.3	4,250.3
Financial assets	41	-835.1	154.6
Other assets		-1,775.3	-145.4
Liabilities to banks	48	-3,365.2	2,681.9
Liabilities to customers	49	-194.1	-653.8
Securitized liabilities	50	8,317.9	-5,771.4
Negative fair values of derivative financial instruments	51	1,014.0	-35.6
Other liabilities		1,051.2	-3,032.2
Interest received	26	3,526.7	3,673.9
Dividends received	26	5.7	4.4
Interest paid	26	-3,207.5	-3,344.6
Measurement adjustments		-183.5	221.2

Cash flow from operating activities		-14.5	-1,573.6
Cash flow from operating activities		-14.5	-1,573.6
Proceeds from the repayment/disposal of:
Financial assets	41	2,912.5	3,633.3
Property and equipment	43	0.2	0.8
Payments for the acquisition of:
Financial assets	41	-2,885.1	-2,093.6
Intangible assets and property and equipment	43.44	-3.3	-5.9

Cash flow from investing activities		24.3	1,534.6
Subordinated liabilities	53	0.0	-120.1
Appropriation of distributable profit pursuant to Section 9 of Rentenbank’s Governing Law		-13.3	-12.8

Cash flow from financing activities		-13.3	-132.9
Cash and cash equivalents at beginning of period		32.5	204.4
Cash flow from operating activities		-14.5	-1,573.6
Cash flow from investing activities		24.3	1,534.6
Cash flow from financing activities		-13.3	-132.9

Cash and cash equivalents at end of period		29.0	32.5

The consolidated cash flow statement shows the changes in cash and cash equivalents for fiscal years 2014 and 2013 from operating, investing and financing activities. Cash and cash equivalents correspond to the balance sheet item ‘cash and balances with central banks.’

The reported cash flows from operating activities were determined using the indirect method. With this method, the Group’s net income for the year is adjusted for non-cash items, such as depreciation, amortization, measurement gains or losses, and additions or reversals of provisions. The adjusted Group net income for the period is further adjusted for cash-related changes in assets and liabilities attributable to operating activities. Interest paid and interest received together with dividends are classified under cash flows from operating activities. The cash flows from investing and financing activities were directly derived from financial accounting.

The Group’s liquidity management is concentrated at Rentenbank. The consolidated cash flow statement, which was prepared in accordance with the requirement set out in IAS 7, is only of limited informative value as an indicator of the liquidity position. In this context, we refer to the explanations regarding the Group’s liquidity management in the combined management report.

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Notes to the consolidated financial statements

Accounting principles

Application of new or amended standards and interpretations

Accounting policies
(1)	General disclosures
(2)	Accounting estimates and judgments
(3)	Scope of consolidation
(4)	Consolidation principles
(5)	Financial instruments
(6)	Determination of the fair value for financial instruments
(7)	Hedge accounting
(8)	Hybrid financial instruments (embedded derivatives)
(9)	Impairment of financial assets
(10)	Currency translation
(11)	Genuine repurchase agreements, collateralized loans, and securities lending transactions
(12)	Accounting for leases
(13)	Allowance for credit losses/promotional contribution
(14)	Non-current assets held for sale
(15)	Investment property
(16)	Property and equipment
(17)	Intangible assets
(18)	Impairment of non-financial assets
(19)	Other assets
(20)	Tax receivables/liabilities
(21)	Provisions for pensions and similar obligations
(22)	Other provisions
(23)	Other liabilities
(24)	Equity
(25)	Contingent liabilities and other commitments

Notes to the consolidated statement of comprehensive income
(26)	Net interest income
(27)	Allowance for credit losses/promotional contribution
(28)	Net fee and commission income
(29)	Administrative expenses
(30)	Other operating result
(31)	Result from fair value measurement and from hedge accounting
(32)	Net result from taxes

Segment reporting
(33)	Comments on segment reporting
(34)	Segments

Notes to the balance sheet
(35)	Cash and balances with central banks
(36)	Loans and advances to banks
(37)	Loans and advances to customers
(38)	Allowance for credit losses/promotional contribution in the lending business
(39)	Fair value changes of hedged items in a portfolio hedge
(40)	Positive fair values of derivative financial instruments
(41)	Financial assets
(42)	Investment property
(43)	Property and equipment
(44)	Intangible assets
(45)	Current income tax assets
(46)	Deferred tax assets
(47)	Other assets
(48)	Liabilities to banks
(49)	Liabilities to customers
(50)	Securitized liabilities
(51)	Negative fair values of derivative financial instruments
(52)	Provisions
(53)	Subordinated liabilities

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(54)	Other liabilities
(55)	Equity

Notes to financial instruments
(56)	Financial instruments by measurement categories
(57)	Financial instruments designated as at fair value
(58)	Net gains or losses by measurement categories
(59)	Disclosures on fair value
(60)	Derivatives

Other disclosures
(61)	Capital management
(62)	Regulatory capital
(63)	Country-by-country reporting
(64)	Assets pledged or accepted as collateral
(65)	Contingent liabilities and other commitments
(66)	Equity holdings
(67)	Related party disclosures
(68)	Average number of employees
(69)	Auditors’ fees

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Accounting principles

The consolidated financial statements of Rentenbank were prepared in accordance with all International Financial Reporting Standards (IFRS) required to be applied in the European Union (EU) for fiscal year 2014 and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, HGB). They are based on Regulation No. 1606/ 2002 of the European Parliament and of the Council of July 19, 2002 and the regulations by way of which the IFRS were endorsed by the EU. The IFRS encompass the individual standards designated as IFRS as well as the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) and the Standing Interpretations Committee (SIC).

The consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements. In addition, a combined management report has been prepared, comprising the group management report and the management report of Landwirtschaftliche Rentenbank (Rentenbank). The consolidated financial statements and the combined management report were prepared by the Board of Managing Directors of Rentenbank. The consolidated financial statements are authorized for publication upon the adoption of the consolidated financial statements and the combined management report by the Board of Supervisory Directors on March 26, 2015.

The reporting currency is the euro (EUR). Unless stated otherwise, all amounts are generally shown in millions of euros (EUR million).

The major qualitative disclosures on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31-42 are summarized in the combined management report.

The disclosure requirements pursuant to the Capital Requirements Regulation (CRR) are met through the publication of a separate disclosure report. Among other things, this report refers to explanations in the risk report as part of the combined management report and in the notes to the consolidated financial statements starting from Note (61). The expanded disclosure requirements concerning country by country reporting pursuant to section 26a of the German Banking Act (Kreditwesengesetz, KWG) are presented in Note (63).

Application of new or amended standards and interpretations

In the following, we describe, as required, standards and interpretations as well as amendments to these that were required to be applied by Rentenbank for the first time in fiscal year 2014:

Standard/interpretation	Title	Required to be applied in the EU for fiscal years beginning on or after

IAS 27 (amended)	Separate financial statements	January 1, 2014
IAS 28 (amended)	Investments in associates and joint ventures	January 1, 2014
IAS 32 (amended)	Financial instruments: Presentation – Offsetting financial assets and financial liabilities	January 1, 2014
IAS 36 (amended)	Recoverable amount disclosures for non-financial assets	January 1, 2014
IAS 39 (amended)	Novation of derivatives and continuation of hedge accounting	January 1, 2014
IFRS 10	Consolidated financial statements	January 1, 2014
IFRS 11	Joint arrangements	January 1, 2014
IFRS 12	Disclosure of interests in other entities	January 1, 2014

Portions of the standards IAS 27 and IAS 28 were replaced by the new standards IFRS 10, IFRS 11, and IFRS 12.

Only the requirements set out in IFRS 12 led to some additional disclosures concerning information about companies in which shares are held, such as the nature and the extent of existing significant limitations. The expanded disclosures are presented in Note (66) in the list of equity holdings.

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The amendment to IAS 32 – Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities – does not apply to Rentenbank since the prerequisites for netting items in the balance sheet still remain not matched.

The amended IAS 36 requires additional disclosures on the recoverable amount in case of changes in impairment losses of non-financial assets. Impairment losses of non-financial assets have changed neither in fiscal 2013 nor in fiscal 2014.

Derivatives are only entered into by Rentenbank directly with the relevant counterparty. Therefore, the amendment to IAS 39 regarding the novation of derivatives with a central counterparty is not relevant for Rentenbank.

The other standards to be applied for the first time as well as the amended standards also had no effects on the consolidated financial statements presented.

The following amendments to standards have already been published, but are required to be applied in the EU only for future fiscal years:

Standard/interpretation	Title	Required to be applied in the EU for fiscal years beginning on or after

IAS 19 (amended)	Employee benefits	July 1, 2014
IFRIC 21	Levies	June 17, 2014
Various	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014
Various	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

The standards and interpretations set out above have to be applied by Rentenbank only from January 1, 2015, due to the fact that Rentenbank’s fiscal year corresponds to the calendar year.

The amendment to IAS 19 – Employee Benefits –, which takes into account contributions of employees not linked to work performance within the context of the remeasurement of pension provisions, is expected to have a minor impact on the consolidated financial statements.

The related provisions and standards issued by the standard setter as of December 31, 2014, but not yet endorsed by the EU, are not applied early.

Accounting policies

(1)	General disclosures

The Group’s accounting policies are prepared under the going-concern premise. Accounting policies were applied consistently and uniformly to the reporting periods presented, unless otherwise indicated.

The measurement of items included in the consolidated financial statements is based on both fair values and (amortized) cost. Income and expenses are recognized and reported in the period to which they relate to economically (accrual accounting principles). In the case of financial instruments, directly attributable transaction costs (e.g. commissions) as well as interest components paid on a one-off basis (such as premiums and discounts, upfront/back-end payments for derivatives) are amortized through profit or loss over the relevant financial instrument’s term based on the effective interest method and directly offset against the respective balance sheet item. Pro-rata interest is reported in the balance sheet item in which the underlying financial instrument is recognized.

(2)	Accounting estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires certain estimates. These may have a material impact on the assets and earnings position. These estimates used are validated on a continuing basis. They are based on past experience as well as on expectations as to future events.

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Above all, estimates materially affect

•	the calculation of impairment losses due to anticipated defaults,

•	the determination of impairment losses for losses incurred but not yet identified (portfolio valuation allowance),

•	the determination of the fair value for financial instruments, especially taking into consideration Credit Valuation Adjustments (net exposure of derivatives with a positive fair value) and Debt Valuation Adjustments (net exposure of derivatives with a negative fair value), and

•	the calculation of pension obligations.

They are, therefore, explained in detail within the context of the relevant accounting policies.

Judgments made by exercising available accounting options are described in the relevant sections.

(3)	Scope of consolidation

The consolidated financial statements of Rentenbank for fiscal year 2014 include Rentenbank as the Group’s parent company and its two subsidiaries, LR Beteiligungsgesellschaft mbH (LRB), Frankfurt/Main, and DSV Silo- und Verwaltungsgesellschaft mbH (DSV), Frankfurt/Main. A detailed list of Rentenbank’s shareholdings is included in Note (66).

Two companies (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main) were not included in the consolidated financial statements as subsidiary or associate, respectively, due to their minor significance for the assessment of the Group’s financial position and results of operations. The equity holdings in these companies are reported as financial assets. Based on the data from the financial statements of these two companies, their share in the Group’s total assets and in the Group’s net income for the year amounted to less than 1% each. These data are based on the financial statements for the period ending December 31, 2014 for Getreide-Import-Gesellschaft mbH (GIG), Frankfurt/Main, and on the financial statements for the period ending December 31, 2013 for Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH (DGL), Frankfurt/Main. The financial statements of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH for the fiscal year 2014 were not available, but will presumably deviate only insignificantly from the previous year.

Further information on associates and consolidated companies is included in Note (66).

(4)	Consolidation principles

The consolidated financial statements were prepared using uniform accounting policies applicable throughout Rentenbank. Intra-group receivables, liabilities and profits or losses as well as intra-group income and expenses are eliminated during consolidation.

As of December 31, 2014, total assets of LRB and DSV according to the financial statements prepared in accordance with German commercial law amounted to EUR 222.2 million (2013: EUR 222.1 million) and EUR 13.2 million (2013: EUR 13.8 million), respectively.

(5)	Financial instruments

All financial assets and financial liabilities, including all derivative financial instruments, are recognized in the balance sheet in accordance with IAS 39. Non-derivative financial instruments are recognized as per the settlement date and derivatives as per the trade date.

Financial instruments are measured at fair value, which usually equals the sales or purchase price (mid price) when recorded. Subsequent measurement of financial assets and liabilities depends on the classification in accordance with IAS 39. Please refer to Note (6) for details on the determination of the fair value.

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Categories of financial instruments

Financial assets/liabilities at fair value through profit or loss

This category comprises two sub-categories:

•	Financial assets or liabilities held for trading

•	Financial assets or liabilities designated as at fair value

The ‘held for trading’ sub-category includes all derivatives as well as financial assets or liabilities entered into for the purpose of selling them in the near term. In the Group, only derivatives, including embedded derivatives required to be separated, are allocated to this sub-category. Derivatives are exclusively entered into in order to hedge existing or expected market price risks (mainly interest rate and currency risks).

Certain financial assets or liabilities can be designated as at fair value upon initial recognition (fair value option). In accordance with IAS 39, the fair value option may only be exercised in the following circumstances:

•	Its application eliminates or reduces otherwise existing accounting mismatches; or

•	The financial assets and/or liabilities are part of a portfolio which is managed based on fair value; or

•	The financial assets or financial liabilities contain embedded derivatives required to be separated.

If financial assets and liabilities are part of an economic hedging relationship together with derivatives and if the restrictive hedge accounting provisions (see Note (7)) cannot be applied on a permanent basis, the fair value option is used for these financial assets and liabilities. The classification to the fair value option is primarily in the context of hedging relationships where foreign currency instruments or products with option features are involved. The related financial assets and liabilities would otherwise be measured at amortized cost or at fair value, with changes in fair value recognized outside of profit or loss, whereas derivative hedging instruments have to be measured at fair value through profit or loss. This potential accounting mismatch is eliminated by applying the fair value option.

The financial assets or liabilities of the category ‘financial assets/liabilities at fair value through profit or loss’ are measured at fair value through profit or loss. Gains or losses from fair value changes are recognized in the result from fair value measurement and from hedge accounting. Any impairment losses or reversals of impairment losses are reflected in measurement. Income or expenses from the amortization of premiums or discounts are reported as accrued interest in net interest income.

Loans and receivables

The ‘loans and receivables’ category includes all financial assets that meet all of the following criteria:

•	Not a derivative

•	Not quoted on an active market

•	Fixed or determinable payments

This category does not include the following:

•	Financial assets held for trading as well as financial assets for which the fair value option was used

•	Financial assets designated as available for sale upon initial recognition

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•	Financial assets for which the holder may not substantially recover all of its initial investment, other than because of credit deterioration (e.g. index certificates, the repayment of which depends on a particular index development)

Financial assets of the ‘loans and receivables’ category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are directly added to or deducted from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income. Any impairment losses or reversals of impairment losses are offset directly against the carrying amount and recognized in the consolidated statement of comprehensive income in the item ‘allowance for credit losses.’

Held to maturity

The ‘held to maturity’ category includes all financial assets meeting all of the following criteria:

•	Not a derivative

•	Fixed or determinable payments

•	Positive intention and ability to hold these financial assets until final maturity

This category does not include the following:

•	Financial assets designated as at fair value or available for sale upon initial recognition

•	Financial assets which are, by definition, allocated to the ‘loans and receivables’ category

Financial assets of the ‘held to maturity’ category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are directly added to or deducted from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income. Any impairment losses or reversals of impairment losses are offset directly against the carrying amount and recognized in the consolidated statement of comprehensive income in the item ‘net result from financial assets.’

Available for sale

The category ‘available for sale’ includes all financial assets that are not allocated to one of the other categories for financial assets. Categorized as available for sale are mainly fixed-income securities, which are hedged by hedging instruments against interest rate risks. In addition, this category includes equity holdings.

Financial assets of this category are measured at fair value outside profit or loss. Gains or losses from fair value changes are recognized directly in equity in the ‘revaluation reserve’ or outside profit or loss in other comprehensive income presented in the consolidated statement of comprehensive income. Income or expenses from the amortization of premiums or discounts are reported as accrued interest in net interest income.

Upon disposal or in case of impairment, the cumulative gains or losses recorded in the revaluation reserve are transferred to the consolidated statement of comprehensive income and recognized in the item ‘net result from financial assets.’

Unquoted equity instruments whose fair value cannot be reliably determined are measured at cost less any impairment losses. In the Group, this relates to equity holdings reported under ‘financial assets.’

Other liabilities

The category ‘other liabilities’ includes all financial liabilities that are not allocated to ‘financial liabilities at fair value through profit or loss.’

Financial liabilities classified as ‘other liabilities’ are measured at amortized cost. Any premiums and discounts as well as other transaction costs are directly added to or deducted from the relevant balance sheet

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item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income.

Overview of classes of financial instruments used within the Group

Financial assets
Class	Measurement category
Cash and balances with central banks	Loans and receivables
Loans and advances to banks	Loans and receivables
Designated as at fair value
Loans and advances to customers	Loans and receivables
Designated as at fair value
Fair value changes of hedged items in a portfolio hedge	Loans and receivables
Positive fair values of derivative financial instruments	Held for trading
Financial assets	Available for sale
Held to maturity
Designated as at fair value
Other assets	Loans and receivables
Irrevocable loan commitments	—

Financial liabilities
Class	Measurement category
Liabilities to banks	Other liabilities
Designated as at fair value
Liabilities to customers	Other liabilities
Designated as at fair value
Securitized liabilities	Other liabilities
Designated as at fair value
Negative fair values of derivative financial instruments	Held for trading
Subordinated liabilities	Other liabilities
Designated as at fair value
Other liabilities	Other liabilities

Reclassification of financial assets

In accordance with IAS 39, non-derivative financial assets that were originally purchased for trading purposes and which are no longer intended for sale in the near term may only be reclassified from the ‘held for trading’ category under extraordinary circumstances. As Rentenbank does not maintain a trading book, only derivative hedging instruments are included in the ‘held for trading’ category. Reclassification to another category is not possible.

Financial assets that would have met the definition of loans and receivables upon initial recognition (e.g. promissory note loans) may be reclassified from the categories ‘held for trading’ and ‘available for sale’ if the reporting entity has the intention and ability to hold such financial assets for the foreseeable future or until maturity.

Financial assets of the ‘available for sale’ category may be reclassified to the ‘held to maturity’ category if the reporting entity has the intention and the ability to hold such financial assets until maturity. A reverse reclassification from the category ‘held to maturity’ to ‘available for sale’ is only possible if specific requirements are met.

(6)	Determination of the fair value for financial instruments

The fair value is defined as the price that would be received if selling an asset or be paid if transfering a liability between market participants in a market-driven transaction at the measurement date.

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Quoted prices are determined using various measurement techniques and inputs. The inputs used are assigned to one of the following three levels pursuant to IFRS 13 and Accounting Practice Statement ‘IDW HFA 47’ issued by the German Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer, IDW):

•	Level 1: quoted prices in active markets for identical assets or liabilities, without taking into account mixed prices

•	Level 2: quoted prices (other than quoted prices included within Level 1) calculated based on observable inputs, including taking into account mixed prices

•	Level 3: quoted prices determined on the basis of unobservable inputs, including taking into account mixed prices

For financial instruments for which there are no quoted prices in active markets for identical assets or liabilities, the fair value is determined using the following measurement techniques:

•	Quoted prices for similar assets or liabilities in active markets (Level 2)

•	Quoted prices for identical or similar assets or liabilities in markets that are not active (Level 2)

•	Generally accepted measurement models that are based on largely observable (Level 2) or largely unobservable (Level 3) inputs for the asset or liability concerned

Transfers between the individual levels are presented only as of the end of the period.

Quoted prices are obtained from pricing services at mid prices. In terms of the allocation of quoted prices to the hierarchy levels, additional information about the pricing source used is taken into account such as sales volume. In accordance with the Accounting Practice Statement ‘IDW HFA 47’ issued by the Main Technical Committee (Hauptfachausschuss, HFA) of the German Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer, IDW), no mixed prices – such as those calculated by Bloomberg – were used as Level 1 quoted prices.

If no quoted prices are available, the fair value of non-option contracts is determined on the basis of the discounted expected future cash flows (discounted cash flow (DCF) method). In the case of non-derivative financial assets and liabilities, the deposit/swap curve plus a transaction-specific credit spread is used for discounting. Credit spreads are distinguished according to rating, maturity, currency, and degree of collateralization. The credit quality of the Federal Republic of Germany is taken into account in the credit spreads for Rentenbank’s own financial liabilities based upon the institutional liability and refinancing guarantee stated in the law. Assets with a rating of DDD to D (non-performing loans) are discounted on the basis of the deposit/swap curve since defaults are already taken into account in the estimate of the expected future cash flows. Room for discretion exists in deciding which sources of market data may be used to derive credit spreads. Changes in the market data sources used for credit spreads affect the fair values of the financial instruments presented in the consolidated financial statements. In addition, the determination of expected future cash flows of securities rated DDD to D also requires judgment.

As a result of the existing collateral agreements with all derivatives business partners, the discounting of derivatives is based on the OIS (Overnight Interest Rate Swap) curve as well as on basis swap spreads and cross-currency (CCY) basis swap spreads. They are obtained from external market data providers, distinguished according to maturity and currency.

Measurement of contracts with an option feature (option-based contracts) is based on accepted option pricing models. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

In order to account for any deterioration of the business partner’s credit quality, a so-called Credit Valuation Adjustment (CVA) for counterparty credit risk and a so-called Debt Valuation Adjustment (DVA) for own credit risk is taken into account. The basis for calculating CVA and DVA is the expected loss model. The probabilities of default used in the model are based on data published by rating agencies. The calculation of

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probabilities of default with matching maturities was refined. Judgment may be exercised for the data used within the expected loss model.

As a result of the refinement of the procedure compared to the previous year, the CVA value increased to EUR 9.6 million, while a DVA value of EUR 1.5 million was taken into account for the first time. Overall, the result from fair value measurement and from hedge accounting declined by EUR 8.1 million.

An increase of own credit spreads leads to measurement gains as the value of liabilities decreases. In contrast, declining credit spreads result in measurement losses as the value of the liabilities increases. Increasing credit spreads lead to measurement losses from financial assets, and declining credit spreads to measurement gains.

With respect to hedge accounting, only the changes in the fair value of the hedged item attributable to the hedged risk are taken into account. In this context, the hedged risk within the Group is limited to the interest rate risk related to the deposit/swap curve. The fair value based on interest rate changes is determined by discounting contractual cash flows using the deposit/swap curve plus the constant transaction-specific margin.

The measurement processes, including the definition of measurement techniques and determination of the inputs are defined by the Finance division. The Finance division also analyzes the results from fair value measurement and reports these to the Board of Managing Directors and the responsible managers. The plausibility of measurement results is verified each day based on the changes of underlying market data.

The inputs used in the measurement models are continuously validated. For this purpose, the fair value of a transaction calculated with the measurement model on the trade date is compared with the transaction price.

(7)	Hedge accounting

Rentenbank enters into derivatives only for the purpose of hedging existing or anticipated market price risks. Derivatives are always measured at fair value through profit or loss. By contrast, the hedged items are initially measured either at amortized cost or at fair value, with changes in fair value recognized outside of profit or loss in the revaluation reserve. The different approaches result in corresponding accounting mismatches and thus to fluctuations in the income statement.

The IFRS permit these economic hedging relationships to be accounted for under hedge accounting rules. If the associated very restrictive requirements cannot be met on a sustained basis, Rentenbank allocates the hedged items to the ‘designated as at fair value’ category upon initial recognition.

The hedging relationships accounted for in the balance sheet are divided into fair value hedges and cash flow hedges. Due to Rentenbank’s business strategy, according to which interest rate risks are transferred into a floating Euro-denominated interest rate mainly through the use of derivatives, only fair value hedges are used to account for these hedging relationships.

Fair value hedges are used within the Group only to hedge interest rate risks. The changes in the fair value of the hedged item attributable to the hedged interest rate risk are recognized in profit or loss, irrespective of the category used. The changes in the fair value of the derivatives recognized in profit or loss are largely compensated in this way.

Large-volume transactions are generally hedged on an individual basis (micro hedges). The special promotional loans issued under the promotional mandate were mainly hedged on a portfolio basis (macro hedges) due to the small volume per transaction.

When a transaction is entered into, Rentenbank documents the relationship between the hedged item and the hedging instrument as well as the nature of the risk being hedged. In addition, the judgment whether the hedge is highly effective is documented both at inception (ex-ante effectiveness) and on a continuing basis (ex-ante and ex-post effectiveness).

Micro hedges involve one or more similar hedged items forming a hedging relationship with one or more derivative hedging instruments. Ex-ante effectiveness is assumed from the beginning of the hedging period if the material features of the hedging derivative were in line with those of the hedged item (critical terms match). Any changes that arise from transactions during the hedging period are also reviewed within the framework of the critical terms match method. Ex-ante effectiveness is therefore evidenced permanently. Ex-

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post effectiveness is measured as of the balance sheet dates using regression analysis. A hedging relationship is deemed effective when the slope of the linear regression line, as determined on the basis of the changes in the fair value of hedged items and hedging instruments attributable to interest rate changes, is between -0.8 and -1.25. In addition, the quality of the regression, measured by the coefficient of determination, must amount to 0.8 or more. The regression analysis, which is conducted bi-annually, is based on data from the preceding six months. In the case of effective hedges, the carrying amount of the hedged items is adjusted to reflect the change in the fair value attributable to interest rate changes and, together with the changes in the fair value of the hedging instrument, recognized in the result from fair value measurement and from hedge accounting.

The hedge accounting rules may not be applied for ineffective hedging relationships in the relevant period. The hedged item is measured according to the category to which it is allocated. In previous effective hedging periods, recognized changes in the fair value of the designated hedged item attributable to interest rate changes are amortized over their remaining term using the effective interest method and recognized in the result from fair value measurement and from hedge accounting.

Items hedged within the context of portfolio-based fair value hedges (macro hedges) are allocated to a quarterly maturity band at the beginning of each hedging period on the basis of the individual expected cash flows. For each maturity band, interest rate swaps are determined as hedging instruments, in an amount not exceeding the nominal amount of the accumulated underlying hedged items. Generally the hedging period is one month. If the new business within a particular maturity band exceeds a certain volume during the hedging period, the hedging relationship may be discontinued early for this time band and may be re-defined.

In contrast to the method used for micro hedges, the ex-ante effectiveness for macro hedges is determined on the basis of a sensitivity analysis involving a parallel shift of the relevant interest rate curve by 100 basis points. Ex-post effectiveness is assessed using the dollar-offset method. Under this method, the fair value changes of the hedged item attributable to interest rate changes are compared with those of the hedging instrument. The hedge is deemed effective if the changes in the fair value of the hedged item offset the changes in the fair value of the hedging instrument within a range of -80% to -125%.

As far as effective time bands are concerned, the fair value changes of the hedged items attributable to interest rate changes are recognized in the income statement in the result from fair value measurement and from hedge accounting together with the offsetting changes in the fair value of the hedging instruments at the end of the hedging period. In contrast to the method used for micro hedge accounting, the carrying amount of the individual hedged items is not adjusted. Instead, the adjustment to the carrying amount of the hedged items is reported in the separate balance sheet item ‘fair value changes of hedged items in a portfolio hedge.’ This is amortized over the term of the relevant maturity bands and charged against the result from fair value measurement and from hedge accounting or, in the case of unscheduled repayment of financial instruments, derecognized on a pro rata basis. Fair value changes of hedged items attributable to interest rate changes are not recognized for ineffective time bands.

(8)	Hybrid financial instruments (embedded derivatives)

Hybrid financial instruments are transactions that comprise a host contract and one or more derivative financial instruments, where the embedded derivatives are an integral component of the host contract and cannot be traded separately.

Certain embedded derivatives are accounted for as stand-alone derivatives if their economic characteristics and risks are not closely related to those of the host contract. Furthermore, separation is required when derivative components from hybrid financial instruments are also traded on the market as stand-alone derivatives. A prerequisite is that the hybrid financial instrument is not already measured at fair value through profit or loss.

The Group generally allocates all structured products with embedded derivatives, all of which are hedged by hedging derivatives and otherwise required to be separated, to the ‘designated as at fair value’ category. Exceptions to this are the liquidity assistance loans, which are callable daily and where the host contract belongs to the ‘loans and receivables’ category.

In the case of embedded derivatives that are not required to be separated from the host contract (e.g. interest rate cap options), the entire structured product is measured on the basis of the host contract’s category. Embedded derivatives required to be separated are measured at fair value through profit or loss.

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Embedded derivatives not required to be separated are reported in the relevant consolidated balance sheet item, together with the associated host contract. Embedded derivatives required to be separated are reported either in ‘positive fair values of derivative financial instruments’ or ‘negative fair values of derivative financial instruments,’ depending on their current fair value.

(9)	Impairment of financial assets

As of each balance sheet date, Rentenbank evaluates whether there is any objective evidence that interest and principal payments may not be made in full as agreed. This is assessed using the following criteria:

•	Internal credit rating as ‘non-investment grade’

•	Non-performing, forborne or restructured exposures

•	Significant downgrade of the business partner’s credit quality

•	Significant downgrade of the credit quality of the business partner’s country of domicile

The assessment of the materiality aspect of a downgrade and the criteria for the credit rating are subject to judgment. The criteria for monitoring credit risks and for credit rating are set out in detail in the combined management report.

A separate impairment review is not performed for financial assets of the ‘designated as at fair value’ category as these securities are measured at fair value, and accordingly any impairment losses are already taken into account in the fair value and recognized in profit or loss.

Loans and advances and financial assets measured at (amortized) cost

Rentenbank assesses the recoverability for significant single exposures and securities as well as for exposures of insignificant amounts on an individual basis. If there is objective evidence of impairment, the valuation allowance is determined based on the difference between the carrying amount and the present value of expected cash flows. The expected cash flows are determined based on qualified estimates which take into account the financial condition of the counterparty as well as the liquidation of collateral and further supporting factors such as membership in a protection scheme or state support mechanisms. The discount factor used for fixed-rate loans, advances and securities is the original effective interest rate, while the current effective interest rate is used for floating-rate loans, advances and securities and the current market yield of a comparable financial asset for equity holdings measured at cost. The valuation allowance determined using this method is recognized in the income statement in the item ‘allowance for credit losses/promotional contribution’ for loans and advances and in the item ‘net result from financial assets’ for securities belonging to the ‘held to maturity’ category and for equity holdings.

In accordance with IFRS, impairments resulting from payment defaults are only determined for losses already incurred. Since Rentenbank generally extends loans almost exclusively to other banks, any potential losses are identified in a timely manner. To account for any existing residual risk of not having identified losses already incurred, Rentenbank recognizes for the first time as of the balance sheet date a portfolio valuation allowance based on a model for the presentation of expected losses for loans and advances and for securities measured at (amortized) cost. In this context, a distinction is made between portfolios for banks, companies, and governments. The carrying amounts of the portfolios are weighted using probabilities of default and recovery rates, which are derived from the product rating or the business partner’s rating. Since there is no statistically relevant number of defaults within the Group, probabilities of default are determined based on external data provided by rating agencies, while recovery rates are taken from regulatory stipulations.

Financial assets of the category ‘available for sale’ that are measured at fair value

If objective evidence suggests that financial assets are impaired, such impairment is calculated as the difference between amortized cost and the current fair value. The loss calculated in this manner is recognized as an adjustment to the revaluation reserve in the net result from financial assets.

If the reasons for an impairment of debt instruments no longer apply, the impairment loss has to be reversed through profit or loss.

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(10)	Currency translation

Monetary foreign currency positions are translated daily at the closing rate on the valuation date. The Group does not hold any non-monetary items (e.g. property and equipment) denominated in foreign currency.

The results from currency translation are recognized in the consolidated statement of comprehensive income. The line items used are ‘result from fair value measurement and from hedge accounting’ for hedged currency exposures, and ‘other operating result’ for open currency positions from payment settlement accounts.

Expenses and income are translated at the closing rate applicable on the date upon which they affect profit or loss.

(11)	Genuine repurchase agreements, collateralized loans, and securities lending transactions

In addition to collateralized loans with Deutsche Bundesbank, genuine repurchase agreements (‘repo agreements’) are entered into with Eurex Clearing AG on the General Collateral Pooling market. A characteristic feature of those repo agreements is raising or lending of funds against the transfer or receipt of collateral from a pool of deposited securities (securities basket). (see Note (63)).

(12)	Accounting for leases

Leases are classified as either finance leases or operating leases. A lease is considered a finance lease if it substantially transfers all the risks and rewards incidental to the ownership of a leased asset to the lessee. In all other cases, the lease is classified as an operating lease.

The Group acts as a lessee. The lease agreements concluded are classified as operating leases. The leased assets are office equipment and motor vehicles. The lease payments to be paid by the Group are recognized as administrative expenses. There were no subleases.

(13)	Allowance for credit losses/promotional contribution

The item ‘allowance for credit losses/promotional contribution’ in the consolidated statement of comprehensive income primarily includes the discounted promotional expenses of the special promotional loans as well as their utilization over the remaining term. The promotional expenses represent the difference between the interest rate of the special promotional loan granted at a reduced rate of interest and the funding rate at the date of the loan commitment, plus an administrative cost rate.

In addition, this item comprises valuation allowances and write-downs of loans and advances as a result of payment defaults, as well as recoveries on loans and advances that were previously written off.

(14)	Non-current assets held for sale

The item ‘non-current assets held for sale’ is used when non-current assets (e.g. property) are intended to be disposed of within a year and their disposal is highly probable.

Such assets are recognized at the lower of their carrying amount or fair value less costs to sell. Write-downs are recognized as impairment losses in administrative expenses.

(15)	Investment property

The third-party used investment properties are held to generate rental income. Investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses, similar to property and equipment. Depreciation is recognized in administrative expenses.

(16)	Property and equipment

Property and equipment includes owner-occupied land and buildings as well as operating and office equipment.

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Property and equipment is measured at cost less any accumulated depreciation and any accumulated impairment losses. Depreciation is made on a straight-line basis, using useful lives of 33 to 50 years for buildings and three to six years for operating and office equipment. Land is not subject to depreciation.

Low-value assets are immediately recognized as expenses.

All depreciation amounts are recorded in administrative expenses.

(17)	Intangible assets

Intangible assets include purchased and internally generated software.

They are recognized at cost and amortized on a straight-line basis over a period of four years. Any impairment losses are recognized in the income statement. Amortization and impairment losses are reported as administrative expenses.

(18)	Impairment of non-financial assets

Property and equipment, investment property, and intangible assets are tested for impairment at each balance sheet date. If the recoverable amount is lower than the carrying amount, the asset is written down to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell.

(19)	Other assets

The balance sheet item ‘other assets’ includes cash collateral provided within the framework of collateral agreements for derivatives. It also includes assets that are not significant individually and that cannot be allocated to other balance sheet items. They are recognized at cost, which corresponds to the assets’ nominal value.

(20)	Tax receivables/liabilities

The tax receivables and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/ liabilities and are incurred exclusively at the consolidated subsidiaries LRB and DSV. Rentenbank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). Current income tax assets, which are refunded by the taxation authorities, are calculated using the currently applicable tax rates. Deferred tax assets and liabilities result from the difference between the carrying amounts of recognized assets and liabilities in the IFRS consolidated balance sheet and their tax base. Existing tax loss carryforwards are also used in this context. The calculation is based on the tax rates expected to apply to the subsidiaries.

(21)	Provisions for pensions and similar obligations

Pension obligations are based on direct commitments. These commitments provide for (early) old-age pensions, disability pensions, surviving dependent benefits, and continuation of salary payments in the event of death. In addition to the pension obligations towards members of the Board of Managing Directors based on individual agreements, there are obligations towards employees on the basis of various benefit plans depending on the date of entry of the employee.

The amount of the retirement benefits is determined on the basis of the relevant length of service and the pensionable remuneration. After commencement of actual benefit payments, the pensions will be increased based on factors like adjusted collective wage agreements, inflation adjustments or a fixed percentage. Accordingly, the obligation is particularly dependent on the development of income and inflation. In the case of benefit commitments where payments from statutory pension schemes and further pension payments, if any, are taken into account, the obligation is directly tied to the development of statutory pension schemes.

All pension obligations are funded internally. There are no plan assets.

The amount of the provisions recognized for defined benefit obligations is based on the present value of the volume of pension obligations as of the balance sheet date. The amount of the pension obligations is determined annually by an independent actuary based on the projected unit credit method.

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Changes in the provisions are recorded on the one hand in the income statement in the item ‘personnel expenses’ as current service cost and interest cost and on the other hand in other comprehensive income (i.e. in equity) as actuarial gains or losses. Current service cost represents the benefits earned in the current service period. Interest cost represents the present value effect which is attributable to the reduction by one year of the period until fulfillment of the obligations. Actuarial gains and losses arise from differences between the actual and the expected development of the measurement bases and the parameters.

The present value of the pension obligations depends on various parameters for which assumptions and estimates are required. Changes in these assumptions and estimates affect the carrying amount of the reported pension provisions. One of the most significant parameters is the interest rate used to discount the pension obligations. This rate is based on the interest rate applicable as of the balance sheet date for high quality corporate bonds denominated in euros with remaining times to maturity matching those of the pension obligations.

(22)	Other provisions

Provisions are recognized for liabilities to third parties of uncertain timing or amount; the amount recognized is based on the best estimate of the expenditure required to settle the obligation. Changes of these estimates affect the carrying amount of the reported provisions. Non-current provisions are discounted if the effect of the time value of money is material. Provisions are recognized and reversed through profit or loss in the items ‘administrative expenses’ or ‘other operating result.’

(23)	Other liabilities

The balance sheet item ‘other liabilities’ comprises cash collateral received within the context of collateral agreements for derivatives. In addition, this line item comprises the amounts measured for outstanding commitments related to the special promotional loans as well as other obligations that are not significant individually and that cannot be allocated to other balance sheet items in accordance with IFRS. The other liabilities are recognized at cost except for the discounted promotional contribution of outstanding commitments related to the special promotional loans.

(24)	Equity

In accordance with IFRS, equity consists of subscribed capital, retained earnings, revaluation reserve, and distributable profit.

Subscribed capital represents paid-in capital. It was formed by contributions paid by the German agricultural and forestry sector between 1949 and 1958. Subscribed capital is not associated with any rights. Retained earnings comprise the legally prescribed principal reserve (Hauptrücklage) and guarantee reserve (Deckungsrücklage), which were taken from the financial statements in accordance with the German Commercial Code, as well as other retained earnings.

The revaluation reserve primarily includes actuarial gains or losses from pension obligations (see Note (21)) and the changes in the fair value of available-for-sale securities attributable to changes in credit spreads. Fair value changes attributable to changes in credit spreads result from changes to risk premiums. Fair value changes attributable to interest rate changes in relation to securities which are part of effective hedging relationships are reported in the ‘result from fair value measurement and from hedge accounting,’ together with the fair value changes of the related hedging derivatives.

(25)	Contingent liabilities and other commitments

Contingent liabilities arise from past events that either

•	lead to possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not completely within the control of the Group (e.g. indemnities); or

•	result in a present obligation which is not likely to result in a reduction of net assets or where the settlement amount cannot be estimated with sufficient reliability (e.g. pending litigation).

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These obligations are not accounted for as liabilities in accordance with IAS 37.27. Contingent liabilities are disclosed in Note (65).

Notes to the consolidated statement of comprehensive income

(26)	Net interest income

	Jan. 1 to Dec. 31, 2014 € million	Jan. 1 to Dec. 31, 2013 € million	Change in € million

Interest income from
Loans and advances to banks and customers	1,243.9	1,309.9	-66.0
Derivative financial instruments	1,701.6	1,772.9	-71.3
Financial assets	581.1	591.1	-10.0

Current income from
Equity holdings	5.7	4.4	1.3

Total interest income	3,532.3	3,678.3	-146.0

thereof from financial instruments that are not measured at fair value through profit or loss	1,672.3	1,774.0	-101.7

Interest expenses for
Liabilities to banks and customers	212.0	239.6	-27.6
Securitized liabilities	1,541.3	1,608.7	-67.4
Derivative financial instruments	1,435.9	1,476.0	-40.1
Subordinated liabilities	17.6	19.4	-1.8
Other	0.7	0.9	-0.2

Total interest expenses	3,207.5	3,344.6	-137.1
thereof from financial instruments that are not measured at fair value through profit or loss	507.0	543.4	-36.4

Net interest income	324.8	333.7	-8.9

(27)	Allowance for credit losses/promotional contribution

	Jan. 1 to Dec. 31, 2014 € million	Jan. 1 to Dec. 31, 2013 € million	Change in € million

Expenses for additions to promotional contribution	75.3	81.6	-6.3
Income from the utilization of promotional contribution	63.0	58.7	4.3
Additions to portfolio valuation allowances	3.0	11.7	-8.7
Reversal of specific valuation allowances	0.0	0.1	-0.1
Recoveries on loans and advances previously written off	0.0	0.0	0.0

Allowance for credit losses/promotional contribution	15.3	34.5	-19.2

The item ‘allowance for credit losses/promotional contribution’ primarily includes the discounting of future expenses for special promotional loans (addition of promotional contribution) as well as their utilization over the remaining term.

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(28)	Net fee and commission income

	Jan. 1 to Dec. 31, 2014	Jan. 1 to Dec. 31, 2013	Change in
	€ million	€ million	€ million

Fee and commission income from
Compensation for administrative expenses	0.2	0.2	0.0

Total fee and commission income	0.2	0.2	0.0
thereof from financial instruments that are not measured at fair value through profit or loss	0.2	0.2	0.0
Fee and commission expenses for
Custody fees	1.6	1.6	0.0
Other	0.2	0.3	-0.1

Total fee and commission expenses	1.8	1.9	-0.1
thereof from financial instruments that are not measured at fair value through profit or loss	1.3	1.4	-0.1

Net fee and commission income	-1.6	-1.7	0.1

(29)	Administrative expenses

	Jan. 1 to Dec. 31, 2014	Jan. 1 to Dec. 31, 2013	Change in
	€ million	€ million	€ million

Personnel expenses	34.4	32.0	2.4
Amortization
Intangible assets	4.6	3.4	1.2
thereof internally generated software	0.1	0.1	0.0
IT equipment	0.5	0.5	0.0
Residential and office buildings	0.4	0.5	-0.1
Office equipment and vehicles	0.1	0.1	0.0
Technical and other equipment	0.1	0.1	0.0

Total depreciation and amortization	5.7	4.6	1.1
Other administrative expenses
IT licenses, fees, consulting services	8.8	6.4	2.4
Software maintenance	0.9	3.5	-2.6
Public relations	2.0	2.2	-0.2
Audits, contributions, donations	3.5	1.9	1.6
Funding	1.3	1.6	-0.3
Occupancy cost	1.2	1.2	0.0
Other	1.5	1.8	-0.3

Total other administrative expenses	19.2	18.6	0.6

Administrative expenses	59.3	55.2	4.1

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Miscellaneous administrative expenses include lease expenses in the amount of EUR 167.7 thousand (2013: EUR 137.6 thousand). Future lease payments can be broken down as follows:

	Jan. 1 to Dec. 31, 2014	Jan. 1 to Dec. 31, 2013	Change in
	€ thousand	€ thousand	€ thousand

Future lease payments
up to 1 year	96.4	98.2	-1.8
more than 1 year up to 5 years	145.6	196.0	-50.4
more than 5 years	0.0	0.0	0.0

The payments relate to minimum lease payments (fixed lease payments). There were no restrictions imposed by lease arrangements. As of year-end, the Group had 19 (2013: 15) lease agreements. The leases have a term of not more than one year; there are no renewal or purchase options.

(30)	Other operating result

	Jan. 1 to Dec. 31, 2014	Jan. 1 to Dec. 31, 2013	Change in
	€ million	€ million	€ million

Other operating income
Rental income	1.8	1.8	0.0
Reversal of provisions/liabilities	0.9	0.8	0.1
Reimbursements of costs	0.2	0.3	-0.1
Other income	0.5	0.9	-0.4

Total other operating income	3.4	3.8	-0.4
Other operating expenses
Increase of capital contribution to Edmund Rehwinkel Foundation	0.0	3.0	-3.0
Promotion of research and innovation	3.0	3.0	0.0
Bank-owned housing	0.6	0.6	0.0
Other expenses	2.6	1.3	1.3

Total other operating expenses	6.2	7.9	-1.7

Other operating result	-2.8	-4.1	1.3

(31)	Result from fair value measurement and from hedge accounting

	Jan. 1 to Dec. 31, 2014	Jan. 1 to Dec. 31, 2013	Change in
	€ million	€ million	€ million

Fair value measurement
Hedged items	-352.2	693.7	-1,045.9
Derivatives	256.3	-535.0	791.3
Result from currency translation	-5.1	32.8	-37.9

Fair value measurement, total	-101.0	191.5	-292.5
Micro hedge accounting
Hedged items	124.5	-163.8	288.3
Hedging instruments	-159.2	174.2	-333.4

Micro hedge accounting, total	-34.7	10.4	-45.1
Macro hedge accounting
Hedged items	1,217.1	-327.7	1,544.8
Hedging instruments	-1,264.9	347.0	-1,611.9

Macro hedge accounting, total	-47.8	19.3	-67.1

Result from fair value measurement and from hedge accounting	-183.5	221.2	-404.7

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Derivatives and financial instruments of the category ‘financial assets/liabilities at fair value through profit or loss’ are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the income statement in the item ‘result from fair value measurement and from hedge accounting.’

The result from fair value measurement and from hedge accounting also includes the changes in the fair value of hedged items in effective hedging relationships attributable to changes of the deposit/swap curve. After the reversal of hedging relationships in the balance sheet in the case of ineffectiveness, the previously recorded fair value changes of the hedged items attributable to interest rate changes are amortized over the remaining time.

The Group has no open foreign currency positions. However, measurement at fair value leads to currency translation differences that are reported here.

Income and expenses from the amortization of, among other things, premiums/discounts, upfront payments and promotional contributions, which represent part of the changes in the fair value, are recognized in net interest income due to their interest rate nature.

(32)	Net result from taxes

	Jan. 1 to Dec. 31, 2014	Jan. 1 to Dec. 31, 2013	Change in
	€ million	€ million	€ million

Deferred taxes on tax loss carryforwards	-1.4	0.4	-1.8
Deferred taxes on temporary differences	0.0	0.4	-0.4
Current income taxes	-0.5	-0.2	-0.3

Net result from taxes	-1.9	0.6	-2.5

Segment reporting

(33)	Comments on segment reporting

In accordance with IFRS 8, significant results must be broken down by operating business segments and countries. For the purposes of defining segments, the Group’s organizational and management structure as well as its internal financial reporting structure were considered. Our operating segments are as follows:

•	Promotional Business:

This segment shows the promotional business and related funding activities. Promotional business activities are also presented in the Capital Investment segment. The Promotional Business segment includes the earnings of Rentenbank and of all subsidiaries, including those of their equity holdings.

•	Capital Investment:

This segment shows the earnings contributions from the investment of Rentenbank’s own funds and of medium to long-term provisions in the form of securities, promotional loans and the direct equity holdings of Rentenbank.

•	Treasury Management:

This segment shows the results of the Group’s liquidity supply and management as well as its short-term interest rate management. Transactions made in this segment have a fixed-interest period of up to one year (e.g. overnight and term deposits, Euro Commercial Paper (ECP), securities and promissory note loans).

The segments are controlled centrally exclusively in Frankfurt/Main. All income and expenses are generated at this location. Consequently, we do not present regional segment information as required by IFRS 8.

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The results are presented on a net basis in the segment report in accordance with the spread-based management approach of Rentenbank. Segment assets and liabilities relate to transactions from third parties. Accordingly, segment results are generated exclusively from external counterparties. No intra-group transactions have been entered into between the segments. There are no material differences between internal reporting and financial reporting under IFRS. Due to the lack of intra-group transactions and due to the agreement between internal reporting lines and external financial reporting, we have not presented any further reconciliation statements.

The distribution of the components of net interest income, net fee and commission result, and net result from financial assets as well as of the result from fair value measurement and from hedge accounting is made on the basis of individual transactions. Administrative expenses, other operating result, and net result from taxes from the consolidated subsidiaries are allocated to the relevant segments either directly or indirectly using allocation keys. These keys are mainly based on the number of the respective employees, consumption of resources, and other allocations of resources.

Segment assets and liabilities are allocated to the individual segments in line with earnings contributions.

(34)	Segments

	Promotional Business		Capital Investment		Treasury Management		Total

Jan. 1 to Dec. 31	2014	2013	2014	2013	2014	2013	2014	2013
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income before allowance for credit losses/promotional contribution	192.5	184.5	114.2	118.1	18.1	31.1	324.8	333.7
Allowance for credit losses/promotional contribution	15.3	34.5	0.0	0.0	0.0	0.0	15.3	34.5
Net fee and commission income	-1.6	-1.7	0.0	0.0	0.0	0.0	-1.6	-1.7
Administrative expenses	45.0	42.2	8.6	8.0	5.7	5.0	59.3	55.2
Other operating result	-2.8	-4.1	0.0	0.0	0.0	0.0	-2.8	-4.1
Net result from taxes	-1.9	0.6	0.0	0.0	0.0	0.0	-1.9	0.6

Operating result	125.9	102.6	105.6	110.1	12.4	26.1	243.9	238.8
Result from fair value measurement and from hedge accounting	-184.8	224.6	0.0	0.0	1.3	-3.4	-183.5	221.2

Group’s net income for the year	-58.9	327.2	105.6	110.1	13.7	22.7	60.4	460.0

Dec. 31	2014	2013	2014	2013	2014	2013	2014	2013
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Segment assets	79.5	71.3	3.9	3.7	5.4	6.9	88.8	81.9
Segment liabilities (incl. equity)	77.4	70.3	3.9	3.7	7.5	7.9	88.8	81.9

As in the previous year, interest income generated from transactions with one single counterparty did not account for 10% or more of total interest income.

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Notes to the balance sheet

(35)	Cash and balances with central banks

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Cash on hand	0.1	0.1	0.0
Balances with central banks	28.9	32.4	-3.5

Total	29.0	32.5	-3.5

As in the previous year, the item ‘balances with central banks’ consists of balances held with Deutsche Bundesbank.

(36)	Loans and advances to banks

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Repayable on demand	1.0	304.4	-303.4
Term deposits	955.7	1,536.2	-580.5
Promissory note loans/registered bonds	13,713.0	14,301.7	-588.7
Special promotional loans	36,436.2	33,307.1	3,129.1
thereof promotional contribution	-326.4	-310.8	-15.6
Global refinancing loans	201.6	201.6	0.0
Other	100.1	99.9	0.2

Total	51,407.6	49,750.9	1,656.7

thereof: due after more than twelve months	46,556.1	45,410.7	1,145.4

(37)	Loans and advances to customers

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Repayable on demand	0.2	0.1	0.1
Medium and long-term loans	29.9	0.1	29.8
Promissory note loans	5,205.4	5,232.0	-26.6
thereof: loans to local authorities	5,183.7	5,198.2	-14.5
Special promotional loans	293.2	336.9	-43.7
thereof promotional contribution	0.0	-0.1	0.1
Other	1.6	1.5	0.1

Total	5,530.3	5,570.6	-40.3

thereof: due after more than twelve months	4,587.8	3,526.0	1,061.8

(38)	Allowance for credit losses/promotional contribution in the lending business

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowances

	2014	2013	2014	2013	2014	2013
	€ million	€ million	€ million	€ million	€ million	€ million

As of Jan. 1	331.0	308.1	0.0	0.1	11.7	0.0
Addition	75.3	81.6	0.0	0.0	3.0	11.7
Utilization	63.0	58.7	0.0	0.0	0.0	0.0
Reversals	0.0	0.0	0.0	0.1	0.0	0.0

As of Dec. 31	343.3	331.0	0.0	0.0	14.7	11.7

Thereof
Loans and advances to banks	326.4	310.8	0.0	0.0	12.9	11.0
Loans and advances to customers	0.0	0.1	0.0	0.0	0.1	0.1
Loan commitments	16.9	20.1	0.0	0.0	0.8	0.6
Financial assets	0.0	0.0	0.0	0.0	0.9	0.0

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(39)	Fair value changes of hedged items in a portfolio hedge

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Fair value changes attributable to interest changes related to loans allocated to macro hedge accounting	1,600.7	677.3	923.4
thereof: due after more than twelve months	1,588.0	671.9	916.1

(40)	Positive fair values of derivative financial instruments

Derivatives are classified as follows according to economic hedging relationships:

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

As hedging instruments for:
Hedged items hedge accounting
(fair value hedge)	1,538.9	1,159.2	379.7
Hedged items designated as at fair value	4,345.2	2,059.1	2,286.1
Other hedged items	74.3	17.8	56.5

Total	5,958.4	3,236.1	2,722.3

thereof: due after more than twelve months	4,623.0	2,493.6	2,129.4

Derivatives used to hedge other hedged items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

(41)	Financial assets

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Bonds	21,582.2	20,775.2	807.0
Equity holdings	118.8	118.8	0.0
Other financial assets	0.2	0.4	-0.2

Total	21,701.2	20,894.4	806.8

thereof:
due after more than twelve months	16,129.6	17,645.0	-1,515.4
qualified as collateral	19,843.9	19,474.0	369.9

Equity holdings were recognized at cost due to the absence of both quoted prices and relevant measurement parameters in accordance with IAS 39.46 (c). No write-downs were necessary as of December 31, 2014.

(42)	Investment property

The item ‘investment property’ includes one property that is fully leased to third parties. The expected useful life was estimated at 33 years.

There were no restrictions that could impede a disposal of this property.

No impairment losses had to be recognized for investment property as no permanent impairment was identified by the impairment test as required under IAS 36.

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Investment property changed as follows:

	2014	2013
	€ million	€ million

Cost as of Jan. 1	19.8	19.8
Additions	0.0	0.0
Disposals	0.0	0.0
Accumulated depreciation	4.9	4.4
Depreciation	0.5	0.5

Carrying amount as of Dec. 31	14.9	15.4

The fair value of the property amounted to EUR 19.9 million (2013: EUR 18.8 million). It was determined on the basis of the income capitalization approach taking into account an independent valuation opinion.

Other operating income included rental income of EUR 0.9 million (2013: EUR 0.9 million). Expenditures directly attributable to the property in the amount of EUR 12.5 thousand (2013: EUR 10.0 thousand) as well as real property tax of EUR 35.9 thousand (2013: EUR 35.9 thousand) were reported in other operating expenses.

(43)	Property and equipment

Land and buildings include the owner-occupied office building at Hochstrasse 2, Frankfurt/Main, Germany. In addition, Rentenbank owns housing for employees that is not classified as investment property in accordance with IAS 40.9 (c), but is subject to the requirements of IAS 16. Therefore, they are classified as property and equipment.

Property and equipment changed as follows:

	Land and buildings		Operating and office equipment		Total

	2014	2013	2014	2013	2014	2013
	€ million	€ million	€ million	€ million	€ million	€ million

Cost as of Jan. 1	23.1	23.1	10.5	10.3	33.6	33.4
Additions	0.0	0.0	0.9	1.5	0.9	1.5
Disposals	0.0	0.0	0.5	1.3	0.5	1.3
Accumulated amortization	0.1	0.1	9.9	9.5	10.0	9.6
Amortization	0.0	0.0	0.7	0.7	0.7	0.7
Accumulated impairment	1.7	1.7	0.0	0.0	1.7	1.7
Impairment	0.0	0.0	0.0	0.0	0.0	0.0

Carrying amount as of Dec. 31	21.3	21.3	1.0	1.0	22.3	22.3

Land was tested for impairment on the basis of current standard land values. As in the previous year, the impairment test did not indicate any requirement to recognize impairment losses for 2014.

(44)	Intangible assets

Intangible assets held within the Group comprise acquired and internally generated software.

Amortization is recognized in administrative expenses. As in the previous year, no impairment losses were required to be recognized in accordance with IAS 36.

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Intangible assets changed as follows:

	Acquired software		Internally generated software		Total

	2014	2013	2014	2013	2014	2013
	€ million	€ million	€ million	€ million	€ million	€ million

Cost as of Jan. 1	20.4	16.2	5.5	8.3	25.9	24.5
Additions	2.3	4.4	0.0	0.0	2.3	4.4
Disposals	0.3	0.2	2.2	2.8	2.5	3.0
Accumulated amortization	9.3	5.1	2.8	4.9	12.1	10.0
Amortization	4.5	3.3	0.1	0.1	4.6	3.4

Carrying amount as of Dec. 31	13.1	15.3	0.5	0.6	13.6	15.9

(45)	Current income tax assets

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Tax refund claims	1.4	1.5	-0.1
Income tax assets	0.3	0.4	-0.1

Total	1.7	1.9	-0.2

Tax refund claims against the tax authorities resulted from transactions which were subject to capital gains tax. In addition, current income tax assets resulted from offsetting the tax-related prepayments with the taxes owed as reported in the tax assessment notice. Payment is expected to be received in fiscal year 2015.

(46)	Deferred tax assets

The Group’s consolidated subsidiaries are subject to taxes. Rentenbank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). The calculation of deferred taxes was generally based on a corporate income tax rate (including solidarity surcharge) of 15.8% (2013: 15.8%) and a uniform municipal trade tax rate of 16.1% (2013: 16.1%).

Deferred tax assets arise from existing loss carryforwards in the Group and from temporary differences between the IFRS financial statements and the tax base.

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Deferred tax assets from
tax loss carryforwards	0.0	1.3	-1.3
temporary differences	0.2	0.2	0.0

Total	0.2	1.5	-1.3

According to the most recent tax assessments as of December 31, 2013, tax loss carryforwards existed within the Group at DSV in an amount of EUR 51.8 million (2012: EUR 51.3 million), of which EUR 26.9 million (2012: EUR 26.7 million) related to corporation tax and EUR 24.9 million (2012: EUR 24.6 million) to municipal trade tax. The loss carryforwards at DSV mainly result from impairment losses recognized in previous fiscal years.

As of December 31, 2013, LRB had tax loss carryforwards of EUR 69.1 million (2012: EUR 73.1 million), EUR 66.8 million (2012: EUR 68.8 million) of which related to corporation tax and EUR 2.3 million (2012: EUR 4.3 million) to municipal trade tax. The loss carryforwards of LRB primarily refer to the amortization of equity holdings up until fiscal year 1999.

Deferred taxes on tax loss carryforwards were calculated at DSV on the basis of a planning horizon of 20 years (starting January 1, 2006) for the discharge of the company’s pension obligations and the average

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earnings in recent years. Based on the assumption of expected negative earnings in the future, no deferred taxes were recognized on corporation tax or municipal trade tax.

In fiscal year 2014, the remaining loss carryforwards in relation to municipal trade taxes for LRB were fully offset against tax liabilities. Therefore, deferred tax assets in the amount of EUR 1,083 thousand (after deducting pro-rata reversal in 2014) were reversed.

A deferred tax asset of EUR 187.3 thousand (2013: EUR 162.2 thousand) was recognized for the difference between the amounts reported for pension provisions in the tax accounts and the IFRS balance sheet in the amount of EUR -0.6 million (2013: EUR -0.5 million).

	Dec. 31, 2013	Utilization	Reversals	Additions	Dec. 31, 2014
	€ million	€ million	€ million	€ million	€ million

DSV
Corporation tax	0.1	0.0	0.0	0.0	0.1
Municipal trade tax	0.1	0.0	0.0	0.0	0.1

DSV, total	0.2	0.0	0.0	0.0	0.2
LRB
Municipal trade tax	1.3	0.2	1.1	0.0	0.0

LRB, total	1.3	0.2	1.1	0.0	0.0

Total	1.5	0.2	1.1	0.0	0.2

(47)	Other assets

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Cash collateral from collateral management
(payable on demand)	2,563.6	1,711.3	852.3
Prepaid expenses	1.2	1.4	-0.2
Other	1.0	0.9	0.1

Total	2,565.8	1,713.6	852.2

(48)	Liabilities to banks

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Repayable on demand	1.0	0.0	1.0
Term deposits	0.0	1,404.0	-1,404.0
Open market operations	0.0	1,750.0	-1,750.0
Registered bonds and promissory note loans	1,066.8	1,136.6	-69.8
Global loans	1,116.9	1,259.3	-142.4

Total	2,184.7	5,549.9	-3,365.2

thereof: due after more than twelve months	1,802.1	2,279.2	-477.1

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(49)	Liabilities to customers

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Repayable on demand	112.3	104.7	7.6
Term deposits	20.9	303.5	-282.6
Registered bonds and promissory note loans	4,760.1	4,679.1	81.0
Loan agreements	37.0	36.8	0.2
Other	24.4	24.7	-0.3

Total	4,954.7	5,148.8	-194.1

thereof: due after more than twelve months	4,591.9	4,705.7	-113.8

(50)	Securitized liabilities

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Medium-term notes	49,340.0	46,256.8	3,083.2
Global bonds	13,848.9	10,632.7	3,216.2
Euro commercial papers	5,924.4	3,912.5	2,011.9
Bearer bonds	65.5	58.9	6.6
Covered Rentenbank bonds	0.0	0.0	0.0

Total	69,178.8	60,860.9	8,317.9

thereof: due after more than twelve months	53,925.0	48,628.4	5,296.6

(51)	Negative fair values of derivative financial instruments

Derivatives are classified as follows according to economic hedging relationships:

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

As hedging instruments for:
Hedged items under hedge accounting (fair value hedge)	4,917.5	3,487.5	1,430.0
Hedged items designated as at fair value	1,566.3	2,188.9	-622.6
Other hedged items	326.8	120.2	206.6

Total	6,810.6	5,796.6	1,014.0

thereof: due after more than twelve months	6,006.8	4,730.6	1,276.2

Derivatives used to hedge other hedged items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

(52)	Provisions

	Dec. 31, 2013	Utilization	Reversals	Additions	Dec. 31, 2014
	€ million	€ million	€ million	€ million	€ million

Pension provisions	116.5	5.5	0.0	33.1	144.1
Other provisions	15.1	7.8	0.4	13.0	19.9

Total	131.6	13.3	0.4	46.1	164.0

a)	Provisions for pensions and similar obligations

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The changes in pension obligations and the amounts recognized in the consolidated statement of comprehensive income are shown in the following table:

	Jan. 1 to Dec. 31, 2014	Jan. 1 to Dec. 31, 2013	Change in
	€ million	€ million	€ million

Present value of pension obligations as of Jan. 1	116.5	110.0	6.5
Current service cost	2.6	2.3	0.3
Interest cost	3.6	3.6	0.0
Deferred compensation	0.4	0.4	0.0
Actuarial gains (-)/ losses (+) from changes in
demographic assumptions	2.3	3.4	-1.1
financial assumptions	24.2	2.4	21.8
Pension benefits paid	-5.5	-5.6	0.1

Present value of pension obligations as of Dec. 31	144.1	116.5	27.6

Current service cost and interest cost are recognized as administrative expenses, while actuarial gains or losses are included in the revaluation reserve.

Of the pension provisions, EUR 138.5 million (2013: EUR 111.0 million) were due after more than twelve months.

Pension obligations were primarily calculated on the basis of the following actuarial assumptions:

	Dec. 31, 2014	Dec. 31, 2013

Discount rate	2.00%	3.25%
Future salary increases
Increase based on collective wage agreement	2.25%	2.25%
Career trend until the age of 45	1.00%	1.00%
Future pension increases	2.00%	2.00%
Rate of inflation	2.00%	2.00%
Staff turnover rate	2.00%	2.00%

The sensitivity analysis shows how changes in the significant measurement assumptions would have impacted pension obligations as of December 31, 2014:

	sensitivity	impacted pension obligations	impacted pension obligations
		Dec. 31, 2014	Dec. 31, 2013
		€ million	€ million

Discount rate	0.50%	-10.0	-7.6
	-0.50%	11.4	8.5
Salary increases	0.50%	9.3	7.5
	-0.50%	-8.3	-6.8
Rate of inflation/future pension increases	0.25%	1.8	1.2
	-0.25%	-1.7	-1.2
Life expectancy	+ 1 year	8.4	6.4
	- 1 year	-8.4	-6.5

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The non-parallel gradient, e.g. in case of a reduction or an increase of the discount rate, is primarily attributable to the compunded interest effect which has corresponding effects if maturities of 16 years are assumed.

The maturity profile shows which cash flows will likely be associated with the pension obligations:

	Dec. 31, 2014	Dec. 31, 2013
	€ million	€ million

Expected benefit payments during the year
2015	5.6	5.6
2016	5.8	5.7
2017	5.9	5.8
2018	6.0	5.9
2019	5.9	5.8
2020 to 2024 (2023)	30.3	23.7

Duration	16 years	15 years

b)	Other provisions

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Run down of a former equity holding	6.5	5.9	0.6
Promotion of agriculture	9.0	6.0	3.0
Other provisions	4.4	3.2	1.2

Total	19.9	15.1	4.8

The provisions for the run down of a former equity holding relate to the obligation contractually assumed by Rentenbank to cover pension benefit payments of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, which currently is in liquidation. Rentenbank, together with the other shareholders of DGL, has undertaken to contribute pro-rata coverage amounts in order to secure the solvency of DGL until its expected liquidation in roughly 50 years.

Provisions for the promotion of agriculture relate to unallocated amounts from the promotional fund and the Research on Agricultural Innovation program.

Other provisions primarily included provisions for potential payments for service anniversaries, early retirement or litigation costs.

(53)	Subordinated liabilities

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Medium-term notes	513.2	512.7	0.5
Loan agreements	109.8	108.9	0.9
Promissory note loans	68.8	65.2	3.6

Total	691.8	686.8	5.0

thereof: due after more than twelve months	687.5	681.9	5.6

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(54)	Other liabilities

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Cash collateral from collateral management (payable on demand)	1,524.7	524.8	999.9
Discounted promotional contribution	4.7	20.1	-15.4
Deferred income	16.8	9.7	7.1
Accruals	4.6	5.5	-0.9
Other liabilities	2.9	3.4	-0.5

Total	1,553.7	563.5	990.2

Rentenbank received cash collateral from collateral agreements. This cash collateral is determined from the positive fair values based on counterparties in consideration of the agreed allowance amounts and minimum transfer amounts.

Discounted promotional contributions relate to the interest subsidies and lump-sum administrative costs for committed special promotional loans that have not yet been disbursed.

The deferred income item includes the discounted prepayments of interest rate reductions. These interest rate reductions cause lower interest costs and are granted by the German federal states within the framework of investment support programs. These interest rate reductions are passed on by Rentenbank to the agricultural sector in connection with its promotional loans.

Accruals mainly include obligations related to supplementary grants to employees.

Other liabilities primarily include liabilities to the tax authorities amounting to EUR 1.1 million (2013: EUR 1.2 million).

(55)	Equity

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Subscribed capital	135.0	135.0	0.0
Retained earnings
Principal reserve	921.0	858.2	62.8
Guarantee reserve	45.8	67.4	-21.6
Other retained earnings	2,079.3	2,073.9	5.4

Total retained earnings	3,046.1	2,999.5	46.6
Revaluation reserve
Unrealized gains/losses from available-for-sale instruments	163.3	70.8	92.5
Actuarial gains/losses from pension obligations	-50.8	-24.3	-26.5
Revaluation reserve, total	112.5	46.5	66.0
Distributable profit	13.8	13.3	0.5

Total	3,307.4	3,194.3	113.1

The principal reserve and the guarantee reserve pursuant to Rentenbank’s Governing Law are transferred from Rentenbank’s annual financial statements to the consolidated financial statements. The remaining net income for the year is transferred to other retained earnings after deducting distributable profit.

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Notes to financial instruments

(56)	Financial instruments by measurement categories

Dec. 31, 2014	Loans and receivables	Available for sale	Held to maturity	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Balances with central banks	28.9					28.9
Loans and advances to banks	44,254.9				7,152.7	51,407.6
Loans and advances to customers	5,229.9				300.4	5,530.3
Fair value changes of hedged items in a portfolio hedge	1,600.7					1,600.7
Positive fair values of derivative financial instruments				5,958.4		5,958.4
Financial assets		12,535.2	3,501.6		5,664.4	21,701.2
Other assets	2,563.6					2,563.6

Total assets	53,678.0	12,535.2	3,501.6	5,958.4	13,117.5	88,790.7

	Other liabilities	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million

Liabilities to banks	1,270.0		914.7	2,184.7
Liabilities to customers	3,438.6		1,516.1	4,954.7
Securitized liabilities	22,262.4		46,916.4	69,178.8
Negative fair values of derivative financial instruments		6,810.6		6,810.6
Subordinated liabilities	68.8		623.0	691.8
Other liabilities	1,553.7			1,553.7

Total liabilities	28,593.5	6,810.6	49,970.2	85,374.3

Dec. 31, 2013	Loans and receivables	Available for sale	Held to maturity	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million	€ million	€ million

Balances with central banks	32.4					32.4
Loans and advances to banks	41,142.7				8,608.2	49,750.9
Loans and advances to customers	5,269.5				301.1	5,570.6
Fair value changes of hedged items in a portfolio hedge	677.3					677.3
Positive fair values of derivative financial instruments				3,236.1		3,236.1
Financial assets		13,148.1	3,018.0		4,728.3	20,894.4
Other assets	1,711.3					1,711.3

Total assets	48,833.2	13,148.1	3,018.0	3,236.1	13,637.6	81,873.0

	Other liabilities	Held for trading	Designated as at fair value	Total
	€ million	€ million	€ million	€ million

Liabilities to banks	1,071.9		4,478.0	5,549.9
Liabilities to customers	3,423.0		1,725.8	5,148.8
Securitized liabilities	20,894.1		39,966.8	60,860.9
Negative fair values of derivative financial instruments		5,796.6		5,796.6
Subordinated liabilities	65.2		621.6	686.8
Other liabilities	525.0			525.0

Total liabilities	25,979.2	5,796.6	46,792.2	78,568.0

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(57)	Financial instruments designated as at fair value

	Loans and advances		Financial assets		Liabilities

	2014	2013	2014	2013	2014	2013
	€ million	€ million	€ million	€ million	€ million	€ million

Maximum exposure to credit risk Dec. 31	7,453.1	8,909.3	5,664.4	4,728.3	—	—
Fair value changes attributable to changes in credit risk
– during the period	0.2	0.9	0.0	-0.6	0.0	0.0
– accumulated	-2.9	-0.7	-1.9	-4.5	0.0	0.0

Fair value changes attributable to changes in credit risk are determined as the amount of the fair value changes that is not attributable to changes in market conditions that give rise to market price risk. This means that the amount is determined on the basis of measurement effects resulting from changes to the credit rating of business partners or the own credit rating.

The measurement of liabilities only included market-related changes for the year under review and the previous years. The credit rating of Rentenbank, and hence that of its liabilities, did not change in 2014 or in previous years.

	Liabilities

	Dec. 31, 2014	Dec. 31, 2013	Change in
	€ million	€ million	€ million

Carrying amount	49,504.7	42,864.6	6,640.1
Repayment at maturity	48,843.9	42,668.2	6,175.7
Difference	-660.8	-196.4	-464.4
thereof: Capitalization of due interest	-954.6	-962.1	7.5

The difference between the carrying amount and contractually agreed repayment at maturity results from the capitalization of due interest, particularly in the case of zero coupon bonds, in addition to the measurement at fair value.

(58)	Net gains or losses by measurement categories

	Income Statement		Other comprehensive income

	Result from fair value measurement and from hedge accounting		Result from available-for-sale instruments

	2014	2013	2014	2013
	€ million	€ million	€ million	€ million

Held for trading	-1,173.5	-58.8	0.0	0.0
Designated as at fair value	-30.0	1,003.3	0.0	0.0
Loans and receivables	1,414.5	-864.4	0.0	0.0
Available for sale	182.9	-385.2	92.3	248.3
Held to maturity	0.0	0.0	0.2	2.1
Other liabilities	-577.4	526.3	0.0	0.0

Total	-183.5	221.2	92.5	250.4

Reconciliation to Note (31)

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Amortized amounts from ineffective hedging relationships are included in fair value measurement as part of the result from fair value measurement and from hedge accounting. Amortized amounts relate to hedged items of the categories ‘loans and receivables’ and ’other liabilities.’ A reconciliation of the item ‘fair value measurement’ included in the result from fair value measurement and from hedge accounting to the categories shown here is only possible in aggregate amounts.

The result from currency translation set out in Note (31) in the amount of EUR -5.1 million (2013: EUR 32.8 million) refers to hedges in the held-for-trading category in the amount of EUR -5.8 million (2013: EUR -45 million) and hedged items in the ‘designated as at fair value’ category in the amount of EUR 0.7 million (2013: EUR 77.8 million).

(59)	Disclosures on fair value

The following overviews show financial instruments carried at fair value in the balance sheet:

Dec. 31, 2014	Fair value	Quoted prices on active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	7,152.7	0.0	3,632.8	3,519.9
Loans and advances to customers	300.4	0.0	300.0	0.4
Positive fair values of derivative financial instruments	5,958.4	0.0	5,958.4	0.0
Financial assets	18,080.8	9,774.1	8,262.7	44.0

Total assets	31,492.3	9,774.1	18,153.9	3,564.3

Liabilities to banks	914.7	0.0	914.7	0.0
Liabilities to customers	1,516.1	0.0	211.0	1,305.1
Securitized liabilities	46,916.3	24,486.4	22,429.9	0.0
Negative fair values of derivative financial instruments	6,810.6	0.0	6,810.6	0.0
Subordinated liabilities	623.0	0.0	0.0	623.0

Total liabilities	56,780.7	24,486.4	30,366.2	1,928.1

Loans and advances to banks included in Level 3 mainly refer to special promotional loans granted at a reduced rate of interest.

Dec. 31, 2013	Fair value	Quoted prices on active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	8,608.2	0.0	4,899.5	3,708.7
Loans and advances to customers	301.1	0.0	299.5	1.6
Positive fair values of derivative financial instruments	3,236.1	0.0	3,236.1	0.0
Financial assets	17,757.6	11,069.2	6,639.2	49.2

Total assets	29,903.0	11,069.2	15,074.3	3,759.5

Liabilities to banks	4,478.0	0.0	4,478.0	0.0
Liabilities to customers	1,725.8	0.0	467.8	1,258.0
Securitized liabilities	39,966.8	19,671.3	20,139.1	156.4
Negative fair values of derivative financial instruments	5,796.6	0.0	5,796.6	0.0
Subordinated liabilities	621.6	0.0	0.0	621.6

Total liabilities	52,588.8	19,671.3	30,881.5	2,036.0

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The following transfers were performed between Levels 1 and 2 based on carrying amounts as of December 31, 2014:

	Dec. 31, 2014	Dec. 31, 2013
	€ million	€ million

Transfers from Level 1 to Level 2
Financial assets	2,232.8	3,500.0
Securitized liabilities	3,087.6	8,761.8
Transfers from Level 2 to Level 1
Financial assets	975.0	0.0
Securitized liabilities	3,792.9	0.0

The reason for these transfers was either the availability or the absence of quoted prices on active markets.

Reconciliation for measurements at fair value in Level 3:

	Loans and advances to banks		Loans and advances to customers		Financial assets

	2014	2013	2014	2013	2014	2013
	€ million	€ million	€ million	€ million	€ million	€ million

Fair value as of Jan. 1	3,708.7	8,280.9	1.6	352.6	49.2	110.2
Transfers to Level 3	0.0	0.0	0.0	0.0	15.2	16.6
Transfers from Level 3	0.0	3,058.5	0.0	299.3	0.0	0.0
Gains and losses recognized
in the result from fair value measurement and from hedge accounting (income statement)	17.2	-28.0	0.3	-1.7	-0.5	-4.2
in the result from available-for-sale instruments (other comprehensive income)	0.0	0.0	0.0	0.0	0.1	-0.1
Purchases	0.0	0.0	2.5	0.0	0.0	0.0
Sales	0.0	0.0	0.0	0.0	0.0	0.0
Settlements	205.5	1,478.1	4.0	50.0	19.5	72.7
Change in accrued interest	-0.5	-7.6	0.0	0.0	-0.5	-0.6

Fair value as of Dec. 31	3,519.9	3,708.7	0.4	1.6	44.0	49.2

Unrealized gains and losses recognized in the income statement relating to assets held as of Dec. 31	16.0	-25.5	-2.2	-1.4	0.0	-4.3

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	Liabilities to customers		Securitized liabilities		Subordinated liabilities

	2014	2013	2014	2013	2014	2013
	€ million	€ million	€ million	€ million	€ million	€ million

Fair value as of Jan. 1	1,258.0	1,277.2	156.4	117.0	621.6	856.6
Transfers to Level 3	0.0	0.0	0.0	178.7	0.0	0.0
Transfers from Level 3	17.5	0.0	156.4	117.0	0.0	0.0
Gains and losses recognized
in the result from fair value measurement and from hedge accounting (income statement)	-100.7	-44.6	0.0	22.1	-2.0	111.9
in the result from available-for-sale instruments (other comprehensive income)	0.0	0.0	0.0	0.0	0.0	0.0
New issues	0.0	0.0	0.0	0.0	0.0	0.0
Settlements	35.0	63.8	0.0	0.0	0.0	120.4
Change in accrued interest	-1.1	0.0	0.0	-0.2	-0.6	-2.7

Fair value as of Dec. 31	1,305.1	1,258.0	0.0	156.4	623.0	621.6

Unrealized gains and losses recognized in the income statement relating to liabilities held as of Dec. 31	-101.1	-42.4	0.0	22.1	-2.0	107.8

Transfers are always recognized at the beginning of the reporting period, irrespective of the actual time of the event that triggered the transfer.

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The following unobservable inputs were used to determine the fair value in Level 3; if no additional disclosure is made, the results are presented in the result from fair value measurement and from hedge accounting in the income statement:

Dec. 31, 2014	Fair value € million	Measurement technique	Significant unobservable inputs	Range (weighted average) in bps	Sensitivity +40bps € million

Loans and advances to banks	3,519.9	Discounted cash flow	Credit spread for loans	-7 to 37 (-1.8)	-31.0
Financial assets	28.8	Discounted cash flow	Credit spread for bonds with indemnity agreements	-17 to -15 (-15.6)	-0.3
thereof: in the result from fair value measurement and from hedge accounting (income statement)	8.1				-0.1
thereof: in the result from available-for-sale instruments (other comprehensive income)	20.7				-0.2
Financial assets	15.2	Bloomberg BVAL	significant portion of unobservable inputs in relation to the Bloomberg BVAL price		-0.1
thereof: in the result from fair value measurement and from hedge accounting (income statement)	15.2				-0.1
Liabilities to customers	1,305.1	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 10 years	-11 to 10 (-3.3)	119.3
Subordinated liabilities	623.0	Discounted cash flow	Credit spread for subordinated issues	-3 to 26 (5.1)	25.9

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Dec. 31, 2013	Fair value € million	Measurement technique	Significant unobservable inputs	Range (weighted average) in bps	Sensitivity +40bps € million

Loans and advances to banks	3,708.7	Discounted cash flow	Credit spread for special promotional loans with repayment structures	-5 to 36 (4.3)	-44.8
Loans and advances to customers	1.6	Discounted cash flow	Credit spread for promissory note loans of companies	17 to 1 293 (0.4)	0.0
Financial assets	49.2	Discounted cash flow	Credit spread for bonds with indemnity agreements	-6 to 5 (-3)	-0.4
thereof: in the result from fair value measurement and from hedge accounting (income statement)	28.8				-0.1
thereof: in the result from available-for-sale instruments (other comprehensive income)	20.4				-0.3
Liabilities to customers	1,258.0	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 9 years	-2 to 28 (14)	97.4
Securitized liabilities	156.4	Discounted cash flow	Credit spread for own issues in NOK	4 to 7 (4.7)	0.0
Subordinated liabilities	621.6	Discounted cash flow	Credit spread for subordinated issues	0 to 48 (15.2)	26.1

The fair values of two financial instruments with a rating of DDD to D amounting to a total of EUR 384 thousand (2013: EUR 47 thousand) are allocated to Level 3 as of December 31, 2014. Defaults in a nominal amount of EUR 4 845 thousand (2013: EUR 5 000 thousand) were assumed in relation to the future cash flows from these loans.

Disclosure of fair value in the notes:

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The carrying amount is compared with the fair value for all financial instruments not recognized at fair value in the balance sheet.

	Dec. 31, 2014			Dec. 31, 2013

	Fair value	Carrying amount	Difference	Fair value	Carrying amount	Difference
	€ million	€ million	€ million	€ million	€ million	€ million

Cash and balances with central banks	28.9	28.9	0.0	32.4	32.4	0.0
Loans and advances to banks	45,176.6	44,254.9	921.7	41,819.5	41,142.7	676.8
Loans and advances to customers	5,413.6	5,229.9	183.7	5,319.2	5,269.5	49.7
Fair value changes of hedged items in a portfolio hedge	1,600.7	1,600.7	0.0	677.3	677.3	0.0
Financial assets	3,725.5	3,501.6	223.9	3,124.1	3,018.0	106.1

Total assets	55,945.3	54,616.0	1,329.3	50,972.5	50,139.9	832.6

Liabilities to banks	1,305.1	1,270.0	35.1	1,117.3	1,071.9	45.4
Liabilities to customers	3,541.6	3,438.7	102.9	3,469.4	3,423.0	46.4
Securitized liabilities	22,409.9	22,262.4	147.5	21,051.1	20,894.1	157.0
Subordinated liabilities	68.9	68.8	0.1	63.7	65.2	-1.5

Total liabilities	27,325.5	27,039.9	285.6	25,701.5	25,454.2	247.3

Financial assets include equity holdings in two banks and several companies at a total carrying amount of EUR 118.8 million (2013: EUR 118.8 million). The fair value of these equity holdings could not be reliably measured. The equity holdings are not traded on an active market so that no quoted prices are available. A model-based measurement is not possible either as the future cash flows cannot be reliably estimated. There is no intention to dispose of these equity holdings.

Positive differences for assets and negative differences for liabilities represent unrealized gains, while negative differences for assets and positive differences for liabilities represent unrealized losses.

The fair values disclosed in the notes are assigned to the following hierarchy levels:

Dec. 31, 2014	Fair value	Quoted prices on active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	45,176.6	0.0	11,252.7	33,923.9
Loans and advances to customers	5,413.6	0.0	3,797.3	1,616.3
Fair value changes of hedged items in a portfolio hedge	1,600.7	0.0	1,600.7	0.0
Financial assets	3,725.5	2,017.3	1,636.0	72.2
Investment property	20.0	0.0	0.0	20.0

Total assets	55,936.4	2,017.3	18,286.7	35,632.4

Liabilities to banks	1,305.1	0.0	1,156.0	149.1
Liabilities to customers	3,541.6	0.0	2,762.6	779.0
Securitized liabilities	22,409.9	18,836.5	3,573.4	0.0
Subordinated liabilities	68.9	0.0	0.0	68.9

Total liabilities	27,325.5	18,836.5	7 492.0	997.0

Loans and advances to banks and customers included in Level 3 mainly refer to special promotional loans granted at a reduced rate of interest.

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Dec. 31, 2013	Fair value	Quoted prices on active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	€ million	€ million	€ million	€ million

Loans and advances to banks	41,819.5	0.0	11,413.4	30,406.1
Loans and advances to customers	5,319.2	0.0	4,946.4	372.8
Fair value changes of hedged items in a portfolio hedge	677.3	0.0	677.3	0.0
Financial assets	3,124.1	1,519.5	1,604.6	0.0
Investment property	18.8	0.0	0.0	18.8

Total assets	50,958.9	1,519.5	18,641.7	30,797.7

Liabilities to banks	1,117.3	0.0	1,086.8	30.5
Liabilities to customers	3,469.4	0.0	2,277.6	1,191.8
Securitized liabilities	21,051.1	17,814.5	3,236.6	0.0
Subordinated liabilities	63.7	0.0	0.0	63.7

Total liabilities	25,701.5	17,814.5	6,601.0	1,286.0

(60)	Derivatives

Breakdown by risk:

	Notional amounts		Fair values positive		Fair values negative

	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
	€ million	€ million	€ million	€ million	€ million	€ million

Interest rate risks	95,746.2	91,070.6	2,314.2	1,921.5	5,336.8	3,775.0
Currency risks	48,039.7	40,292.8	3,639.2	1,310.5	1,473.8	2,021.6
Share price risk and other price risks	30.0	30.0	5.0	4.1	0.0	0.0

Total	143,816.0	131,393.4	5,958.4	3,236.1	6,810.6	5,796.6

Breakdown by counterparty:

	Notional amounts		Fair values positive		Fair values negative

	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
	€ million	€ million	€ million	€ million	€ million	€ million

Banks in OECD countries	126,844.5	119,186.7	5,200.1	2,852.9	6,089.9	5,352.1
Non-banks in OECD countries	15,369.3	10,437.5	757.1	381.7	607.9	294.7
Public-sector entities in OECD countries	1,602.2	1,769.2	1.2	1.5	112.8	149.8

Total	143,816.0	131,393.4	5,958.4	3,236.1	6,810.6	5,796.6

Other disclosures

(61)	Capital management

The investment of capital in the Capital Investment segment is decided by the Board of Managing Directors. Forecasted interest rate trends as well as the maturity profile are of major significance in this context.

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(62)	Regulatory capital

In accordance with IAS 1.135, disclosures have to be made on regulatory own funds in the consolidated financial statements.

From January 1, 2014, the Group’s regulatory own funds have to be determined based on applicable EU law as a result of the entry into force of the Capital Requirements Regulation (CRR) – the regulation on the implementation of the capital adequacy requirements of Basel III – within the context of the adoption of the Capital Requirements Directive IV (CRD IV), the directive on transposing the capital adequacy requirement framework into national law. These were determined on the basis of the IFRS consolidated financial statements using the scope of consolidation as applied in the financial statements; this scope of consolidation is equivalent to the regulatory scope of consolidation.

Eligible own funds comprise Tier 1 capital and Tier 2 capital. These eligible own funds consist of the IFRS amounts as of December 31, 2014, as shown in the following table:

Dec. 31, 2014
€ million

Subscribed capital pursuant to Art. 26 (1) point a) CRR	135.0
Retained earnings pursuant to Art. 26 (1) point c) CRR	2,999.5
Deductions from Common Equity Tier 1
(Difference portfolio valuation allowance:
as of reporting date compared to the previous year)	-3.0
Revaluation reserve pursuant to Art. 26 (1) point d) CRR in conjunction with Art. 468 CRR (transitional provisions)	0.0
Measurement effects from own credit risk
prudential filters, own credit pursuant to Art. 33 (1) point b) CRR	87.7
Additional value adjustments pursuant to Art. 34 CRR
(prudent valuation)	-261.0
Intangible assets pursuant to Art. 37 CRR	-18.1
Deferred tax assets that rely
on future profitability pursuant to Art. 38 CRR in conjunction with Art. 469 (transitional provisions)	-0.3

Tier 1 capital	2,939.8

Subordinated liabilities pursuant to Art. 62 point a) CRR	48.1
Subordinated liabilities pursuant to Art. 484 CRR	455.1
Credit risk adjustment pursuant to Art. 110 (1) CRR	14.7

Tier 2 capital	517.9

Eligible own funds	3,457.7

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A direct prior-year comparison of own funds cannot be made since eligible own funds were calculated in 2013 on the basis of HGB figures using the aggregation method. Only the breakdown of own funds in the previous year is presented here as additional information:

Dec. 31, 2013
€ million

Subscribed capital	176
Disclosed reserves	920
Fund for general banking risks	2,175
Intangible assets	-18
Loss carryforward	-13

Tier 1 capital	3,240

Subordinated liabilities	623
Other components	100

Tier 2 capital	723

Liable capital	3,963

Tier 3 capital	0
thereof tier 3 capital utilized	0

Eligible own funds	3,963

Moreover, business partner ratings are used instead of country ratings under the credit-risk standardized approach pursuant to the CRR, and a CVA charge (taking into account a deterioration in the credit quality of derivative counterparties in accordance with regulatory requirements) is applied in relation to own funds. This leads to a corresponding increase of risk-weighted assets.

Pursuant to the CRR, the Tier 1 capital ratio may not be less than 5.5%, while the total capital ratio may not be less than 8%.

The following key figures were calculated for the Group in accordance with the CRR as of the reporting date:

Dec. 31, 2014
%

Tier 1 capital ratio pursuant to CRR	16.4
Total capital ratio pursuant to CRR	19.3

In the previous year, minimum ratios of 4% and 8% applied to Tier 1 capital and total capital, respectively, pursuant to the German Solvency Regulation (Solvabilitätsverordnung, SolvV). The following key figures were calculated for the Group:

Dec. 31, 2013
%

Tier 1 capital ratio pursuant to SolvV	23.9
Total capital ratio pursuant to SolvV	29.3

The regulatory requirements regarding own funds were fulfilled at all times in the reporting year – as in the previous year.

(63)	Country-by-country reporting

In accordance with Section 26a (1) sentence 2 KWG, the Group makes the following disclosures as of December 31, 2014.

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Company name

Landwirtschaftliche Rentenbank, which has its registered office in Frankfurt/Main, Germany, has no branch offices engaged in banking business. All the information presented in the annual financial statements in accordance with Section 26a (1) sentence 2 KWG relates solely to Germany.

Revenue

The Group defines its revenue as earnings before tax, allowance for credit losses, and administrative expenses. Revenue earned during the fiscal year ended December 31, 2014 is shown in the table below:

	Jan. 1 to Dec. 31, 2014	Jan. 1 to Dec. 31, 2013
	€ million	€ million

Interest income	3,532.3	3,678.3
Interest expense	3,207.5	3,344.6

Net interest income	324.8	333.7
Fee and commission income	0.2	0.2
Fee and commission expenses	1.8	1.9

Net fee and commission income	- 1.6	- 1.7
Other operating result	- 2.8	- 4.1
Result from fair value measurement and from hedge accounting	- 183.5	221.2

Revenue	136.9	549.1

Because the two subsidiaries LR Beteiligungsgesellschaft mbH, Frankfurt/Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, (DSV) together generate less than 1% of the Group’s operating result (before consolidation), their revenue is not presented here.

Wage and salary earners

The calculation of the number of wage and salary earners in terms of full-time equivalents is based on the requirements set out in Section 267 (5) HGB.
Rentenbank employed 260 (2013: 256) employees on average in 2014, of which 215 (2013: 212) were full-time employees. The two subsidiaries LRB and DSV have no employees of their own.

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Earnings before tax/taxes on profit or loss

The Group’s net income is shown in the following table:

	Jan. 1 to Dec. 31, 2014 € million	Jan. 1 to Dec. 31, 2013 € million

Interest income	3,532.3	3,678.3
Interest expense	3,207.5	3,344.6

Net interest income	324.8	333.7
Allowance for credit losses/promotional contribution	15.3	34.5

Net interest income after allowance for credit losses/promotional contribution	309.5	299.2
Fee and commission income	0.2	0.2
Fee and commission expenses	1.8	1.9

Net fee and commission income	- 1.6	- 1.7
Administrative expenses	59.3	55.2
Other operating result	- 2.8	- 4.1
Result from fair value measurement and from hedge accounting	- 183.5	221.2

Group’s net income before taxes	62.3	459.4
Net result from taxes	- 1.9	0.6
thereof: deferred taxes on tax loss carryforwards	- 1.4	0.4
thereof: deferred taxes on temporary differences	0.0	0.4
thereof: current income taxes	- 0.5	- 0.2

Group’s net income for the year	60.4	460.0

The tax receivables and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/ liabilities and are incurred exclusively at the consolidated subsidiaries LRB and DSV. Rentenbank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG).

Government assistance

The Federal Republic of Germany has an institutional liability (Anstaltslast) and has issued a guarantee for the liabilities of Rentenbank (refinancing guarantee). Rentenbank has not received government assistance.

(64)	Assets pledged or accepted as collateral

Derivatives are entered into by the Group exclusively to hedge existing and foreseeable market price risks. Only counterparties from EU/OECD countries are chosen for such transactions. Rentenbank has concluded master netting agreements with these counterparties and entered into collateral agreements based on these. Thus, the net positive fair values from derivatives which exceed either the contractually agreed allowance amounts or the minimum transfer amounts are secured by cash deposits which are denominated in euro only. In return, Rentenbank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The interest applied to the collateral provided and accepted is the EONIA rate. Interest payments are made on a monthly basis.

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Positive and negative fair values of derivative financial instruments are not offset pursuant to IAS 32.42, but reported on a gross basis.

	Positive fair values		Negative fair values

	Dec. 31, 2014 € million	Dec. 31, 2013 € million	Dec. 31, 2014 € million	Dec. 31, 2013 € million

Gross carrying amount	5,958.4	3,236.1	6,810.6	5,796.6
Cash collateral from collateral management	1,524.7	524.8	2,563.6	1,711.3

The following assets are registered as collateral in the cover register for covered bonds in the amount of EUR 897.4 million (2013: EUR 1,342.6 million):

	Dec. 31, 2014 € million	Dec. 31, 2013 € million	Change in € million

Loans and advances to banks	1,294.7	4,960.0	-3,665.3
Loans and advances to customers	0.0	572.4	-572.4

In order to ensure solvency, freely available refinancing facilities existed in the nominal amount of EUR 21,828 million (2013: EUR 20,169 million) as of the balance sheet date. As of December 31, 2014, Rentenbank had not taken out any secured term deposits (2013: EUR 800 million). At year-end 2014, no securities were deposited with Deutsche Bundesbank in connection with open market operations (2013: EUR 1,750 million).

As of December 31, 2014, receivables from reverse repo transactions in connection with General Collateral Pooling amounted to EUR 350 million (2013: EUR 1,100 million) due from Eurex Clearing AG. In this context, Rentenbank received collateral from the securities basket with a market value of EUR 366 million (2013: EUR 1,156 million) and a nominal amount of EUR 344 million (2013: EUR 1,101 million). Within the scope of the collateral agreement, Rentenbank deposited securities with a collateral value of EUR 261 million (2013: EUR 416 million) and a nominal amount of EUR 253 million (2013: EUR 405 million) as collateral at Eurex Clearing AG.

(65)	Contingent liabilities and other commitments

	Dec. 31, 2014 € million	Dec. 31, 2013 € million	Change in € million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	1.6	2.0	-0.4
Other commitments
Irrevocable loan commitments	195.3	115.2	80.1

Total	196.9	117.2	79.7

Contingent liabilities only consist of default guarantees for loans subject to interest subsidies. Rentenbank has back-to-back guarantees granted by the Federal Government that fully cover the default guarantees. Drawdowns resulting from the guarantees are not expected.

Other commitments include irrevocable loan commitments from the lending business. These commitments are expected to be drawn down in 2015.

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(66)	Equity holdings

	Subscribed capital		Shareholding		Included in the consolidated financial statements

	Dec. 31, 2014 € million	Dec. 31, 2013 € million	Dec. 31, 2014%	Dec. 31, 2013%	Dec. 31, 2014	Dec. 31, 2013

LR-Beteiligungsgesellschaft mbH, Frankfurt	28.6	28.6	100.0	100.0	yes	yes
DSV Silo- und Verwaltungs-gesellschaft mbH, Frankfurt	17.9	17.9	100.0	100.0	yes	yes
Getreide-Import-Gesellschaft mbH, Frankfurt	7.7	7.7	100.0	100.0	no	no
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt	8.7	8.7	25.1	25.1	no	no
LAND-DATA Beteiligungs GmbH, Hannover	0.8	0.8	10.9	10.9	no	no
LAND-DATA GmbH, Hannover	1.0	1.0	10.9	10.9	no	no
Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen	10.2	10.2	9.8	9.8	no	no
Niedersächsische Landgesellschaft mbH, Hannover	0.8	0.8	6.3	6.3	no	no
Landgesellschaft Sachsen-Anhalt mbH, Magdeburg	9.2	9.2	5.6	5.6	no	no
DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt	3,646.3	3,160.1	2.9	3.4	no	no
Landgesellschaft Schleswig-Holstein mbH, Kiel	27.5	27.5	3.2	3.2	no	no

In accordance with Rentenbank’s statutes, the Group structure provides for limitations between the subsidiaries LRB, DSV and GIG in terms of funding and transfer of assets. Approval by the Rentenbank (shareholder) is required in individual cases.

Additional disclosures on consolidated companies and associates

The shares held in Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, were not included in the consolidated financial statements for want of materiality. The remaining companies in which Rentenbank holds interests are neither controlled nor can Rentenbank exercise significant influence on such companies. Therefore, the interests held in these companies are reported as financial assets.

The currently available financial information pursuant to HGB of the associated company Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, can be summarized as follows:

	Dec. 31, 2013 € thousand	Dec. 31, 2012 € thousand

Assets	20,615.7	21,554.1
Liabilities	13,197.2	13,936.7
Net loss	-0.2	-0.2

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(67)	Related party disclosures

In accordance with IAS 24, transactions between related parties and the Group of Rentenbank must be disclosed. Related parties are the members of the Board of Managing Directors and of the Board of Supervisory Directors, the Federal Ministry of Food and Agriculture as well as the subsidiary not included in the consolidated financial statements (Getreide-Import-Gesellschaft mbH, Frankfurt/Main), and the associate not accounted for using the equity method (Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main).

The following transactions were carried out with related parties:

	Board of Managing Directors		Subsidiaries		Associated Companies

	Dec. 31, 2014 € thousand	Dec. 31, 2013 € thousand	Dec. 31, 2014 € thousand	Dec. 31, 2013 € thousand	Dec. 31, 2014 € thousand	Dec. 31, 2013 € thousand

Deposits	405.2	172.4	428.2	472.2	441.6	437.6

The deposits mentioned are unsecured, bear floating-rate interest and are payable on demand. The deposits of the Board of Managing Directors correspond to the generally applicable terms and conditions for Rentenbank employees. Loan and securities transactions were not entered into.

Provisions of EUR 6.5 million (2013: EUR 5.9 million) relate to the contractually assumed obligation by Rentenbank to cover pension benefit payments of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, which currently is in liquidation.

Interest in connection with GIG’s loan obligation to the Group of EUR 8.5 million was paid in the amount of EUR 20.4 thousand in the reporting year (2013: EUR 6.6 thousand). The Group has concluded a management service agreement with GIG. Income received from this agreement amounted to EUR 87.8 thousand (2013: EUR 90.3 thousand). The Group’s internal audit services for current audit activities and the audit of financial statements resulted in expenses at GIG in 2014 in the amount of EUR 4.0 thousand (2013: EUR 7.5 thousand). GIG had a claim towards the Group for 2014 in the amount of EUR 121.4 thousand (2013: EUR 108.8 thousand) resulting from obligations related to pension plan deficits. Based on a profit and loss transfer agreement, the Group absorbed the net loss of GIG in the amount of EUR 51.5 thousand (2013: EUR 70.0 thousand).

In 2013, Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main made payments totaling EUR 24.6 thousand (2012: EUR 24.6 thousand) to Rentenbank based on a service agreement.

The Group did not enter into any transactions with members of the Board of Supervisory Directors.

Rentenbank is subject to the supervision of the German Federal Ministry of Food and Agriculture (the supervisory authority), which makes its decisions in concert with the Federal Ministry of Finance. The supervisory authority ensures that the operations of Rentenbank are in line with the public interest, particularly as regards the promotion of agriculture and rural areas as well as compliance with Laws and its Statutes.

As in the previous year, no material transactions were carried out in 2014 with the supervisory authority or with companies that are controlled by the supervisory authority or where the supervisory authority exercises significant influence.

The following remuneration was determined for the individual members of the Board of Managing Directors for fiscal year 2014:

	Fixed remuneration		Variable remuneration		Other remuneration		Total remuneration

	2014 € thousand	2013 € thousand	2014 € thousand	2013 € thousand	2014 € thousand	2013 € thousand	2014 € thousand	2013 € thousand

Hans Bernhardt	517.5	510.0	245.0	245.0	38.6	37.0	801.1	792.0
Dr. Horst Reinhardt	517.5	510.0	245.0	245.0	26.2	24.7	788.7	779.7
Imke Ettori
(from Sep. 1, 2014)	133.3	0.0	0.0	0.0	3.8	0.0	137.1	0.0

Total	1,168.3	1,020.0	490.0	490.0	68.6	61.7	1,726.9	1,571.7

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Remuneration is classified exclusively as current benefits since they are paid within twelve months after the end of the fiscal year.

The pension obligations due to members of the Board of Managing Directors amounted to EUR 9,288.6 thousand as of December 31, 2014 (2013: EUR 6,438.6 thousand). The portion of the additions to pension provisions related to members of the Board of Managing Directors to be classified as personnel expenses amounted to EUR 434.5 thousand in fiscal 2014 (2013: EUR 421.6 thousand).

Pension and other obligations to former members of the Board of Managing Directors and former managing directors as well as their surviving dependants totaled EUR 20,356.7 thousand (2013: EUR 18,122.2 thousand) as of December 31, 2014. Benefits and other remuneration paid in the reporting period amounted to EUR 1,284.6 thousand (2013: EUR 1,247.9 thousand).

In accordance with the remuneration regulations, the Chairman of the Board of Supervisory Directors receives a fixed remuneration of EUR 30.0 thousand (2013: EUR 30.0 thousand), his Deputy Chairman EUR 20.0 thousand (2013: EUR 20.0 thousand) and all other members of the Board of Supervisory Directors receive basic annual remuneration of EUR 10.0 thousand each (2013: EUR 10.0 thousand). In addition, members of the Board of Supervisory Directors working on a committee receive remuneration of EUR 2.0 thousand (2013: EUR 2.0 thousand) and members who chair a committee EUR 4.0 thousand (2013: EUR 4.0 thousand).

The total remuneration for Board of Supervisory Directors activities in the year under review amounted to EUR 291.0 thousand (2013: EUR 298.1 thousand), including VAT.

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The following table shows the individual remuneration (not including VAT each):

	Membership		Remuneration

	2014	2013	2014 € thousand	2013 € thousand

Joachim Rukwied
(Chairman since Nov. 8, 2013)	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	42.0	16.7
Gerd Sonnleitner
(Chairman until Nov. 7, 2013)	—	Jan. 1 – Nov. 7	—	43.4
Ilse Aigner1)	—	Jan. 1 – Sep. 30	—	16.5
Dr. Hans-Peter Friedrich2)	Jan. 1 – Feb. 17	Oct. 1 – Dec. 31	2.8	5.0
Dr. Hermann Onko Aeikens	—	Jan. 1 – Dec. 31	—	10.0
Dr. Helmut Born	—	Jan. 1 – Sep. 30	—	10.5
Helmut Brunner	Jan. 1 – Dec. 31	—	10.0	—
Georg Fahrenschon	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	12.0
Udo Folgart	Jan. 1 – Dec. 31	Nov. 8 – Dec. 31	12.3	2.0
Dr. Robert Habeck	—	Jan. 1 – Dec. 31	—	10.0
Dr. Werner Hildenbrand	Jan. 1 – July 4	Jan. 1 – Dec. 31	5.0	10.0
Werner Hilse	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Ulrike Höfken	—	Jan. 1 – Dec. 31	—	10.0
Wolfgang Kirsch	Jan. 1 – June 30	Jan. 1 – Dec. 31	8.0	14.0
Dr. Robert Kloos	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	14.0	14.0
Bernhard Krüsken	Jan. 1 – Dec. 31	Oct. 1 – Dec. 31	14.0	3.2
Klaus-Peter Müller	Jan. 1 – July 4	Jan. 1 – Dec. 31	7.0	16.0
Manfred Nüssel	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Michael Reuther	July 4 – Dec. 31	—	7.0	—
Harald Schaum	Jan. 1 – Dec. 31	Dec. 27 – Dec. 31	11.5	—
Brigitte Scherb	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Norbert Schindler	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	12.0	12.0
Christian Schmidt[3]	Feb. 17 – Dec. 31	—	19.0	—
Prof. Matthias Stauch	Jan. 1 – Dec. 31	—	10.0	—
Dr. Klaus Stein	Jan. 1 – Dec. 31	Jan. 1 – Dec. 31	17.0	14.0

Subtotal			241.6	255.3

	Membership		Remuneration

	2014	2013	2014 € thousand	2013 € thousand

Subtotal			241.6	255.3
Dr. Caroline Toffel	Nov. 6 – Dec. 31	—	2.0	—
Jörg Vogelsänger	Jan. 1 – Dec. 31	—	10.0	—
Konrad Weiterer	July 4 – Dec. 31	—	5.0	—
Klaus Wiesehügel	—	Jan. 1 – Sep. 30	—	9.0

Total remuneration			258.6	264.3

1)	direct donation to Förderverein Caritas Kinderdorf Irschenberg
2)	direct donation to Diakoniewerk Martinsberg e.V. and Evangelische Jugendsozialarbeit Bayern e.V.
3)	direct donation to Freiwilige Feuerwehr Uehlfeld e.V., Osing-Verein and Hospizverein Fürth e.V.

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Additional disclosures pursuant to the German Commercial Code (HGB)

(68)	Average number of employees

	Men		Women		Total

	2014	2013	2014	2013	2014	2013

Full-time employees	133	132	82	80	215	212
Part-time employees	6	5	39	39	45	44

Total	139	137	121	119	260	256

(69)	Auditors’ fees

	2014 € thousand	2013 € thousand

Audit services*	325.9	233.3
Other certification services	76.2	83.6
Miscellaneous services	166.6	39.4

*	Of the fees for audit services, an amount of EUR 60.4 thousand relates to the previous year

The Declaration of Compliance with the German Public Corporate Governance Code has been submitted and is available to the public on Rentenbank‘s website.

Frankfurt/Main, March 5, 2015

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

Dr. Horst Reinhardt	Hans Bernhardt	Imke Ettori

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Statement of Management Responsibility

To the best of our knowledge, and in accordance with the applicable reporting principles for financial reporting, the consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of the Group, and the Group’s combined management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt/Main, March 5, 2015

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

Dr. Horst Reinhardt	Hans Bernhardt	Imke Ettori

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This is an English translation of the German text, which is the sole authoritative version.

Auditors’ Report

We have audited the consolidated financial statements prepared by Landwirtschaftliche Rentenbank, Frankfurt/Main, comprising the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the combined management report for the business year from January 1 to December 31, 2014. The preparation of the consolidated financial statements and the combined management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB [Handelsgesetzbuch “German Commercial Code”] are the responsibility of the parent company‘s management. Our responsibility is to express an opinion on the consolidated financial statements and on the combined management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The combined management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, March 5, 2015

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The unconsolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – the “Credit Institution Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual unconsolidated financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Board of Supervisory Directors with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the unconsolidated financial statements is conducted in accordance with German GAAS. In the case of an institution directly under the federal government’s supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Board of Supervisory Directors, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The unconsolidated financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of KPMG for the year ended December 31, 2014, dated March 5, 2015, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the audit report upon, this combined management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The unconsolidated financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s unconsolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s unconsolidated financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in marketable equity securities and debt securities are classified into the categories trading, available for sale or held to maturity (for debt securities only). According to Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. An impairment is recognized if the present value of estimated future cash flows discounted at the loan’s effective interest rate is less than the carrying amount of the loan. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the carrying amount of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. Therefore, the carrying amount of the asset is compared with the sum of the undiscounted cash flows. If the carrying amount of the asset exceeds the sum of the undiscounted cash flows, the carrying amount of the asset is compared to the fair value and an impairment loss is recognized to the extent fair value exceeds the carrying amount of the asset. U.S. GAAP does not permit a reversal of impairment losses.

Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the

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employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. These provisions should be discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung).

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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Modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

UNCONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Balance Sheet

				As of December 31, 2014	As of December 31, 2013

				€ million	€ million

Assets
1.	Cash and balances with central banks
	a)		Cash on hand	0.1	0.1
	b)		Balances with central banks	28.9	32.4

				29.0	32.5
			of which:
			with Deutsche Bundesbank
			€28.9 m (2013: €32.4 m)
2.	Loans and advances to banks
	a)		Payable on demand	1.0	304.4
	b)		Other loans and advances	51,458.3	49,738.1

				51,459.3	50,042.5
3.	Loans and advances to customers
			of which:
			Secured by charges on real estate
			€— m (2013: €—m)
			Loans to local authorities
			€4,688.2 m (2013: €5,218.2 m)	4,938.6	5,451.3
4.	Bonds and other fixed-income securities
	a)		Bonds
		aa)	Public-sector issuers	1,277.1	1,317.8
			of which:
			Securities eligible as collateral with
			Deutsche Bundesbank €1,174.7 m (2013: €1,216.4 m)
		ab)	Other issuers	18,540.5	18,550.9

				19,817.6	19,868.7
			of which:
			Securities eligible as collateral with
			Deutsche Bundesbank €17,041.5 m (2013: €17,406.5 m)
	b)		Own debt securities	353.8	433.2

			Nominal amount €415.2 m (2013: €456.3 m)	20,171.4	20,301.9

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Unconsolidated Balance Sheet (continued)

			As of December 31, 2014	As of December 31, 2013

			€ million	€ million

5.	Shares and other variable-income securities		0.1	0.2
6.	Equity holdings
	of which:
	in banks €- m (2013: €-m)
	in financial services institutions €- m (2013: €-m)		4.2	4.2
7.	Interests in affiliated companies
	of which:
	in banks €- m (2013: €-m)
	in financial services institutions €- m (2013: €-m)		0.0	0.0
8.	Trust assets
	of which:
	Trustee loans €110.7 m (2013: €106.7 m)		110.7	106.7
9.	Intangible assets
	a)	Purchased, concessions, industrial property rights and similar rights and assets, including licenses to such rights and assets	13.1	15.2
10.	Property and Equipment		15.9	16.4
11.	Other assets		2,612.0	1,712.0
12.	Prepaid expenses
	a)	From issuance activity and lending business	586.1	408.0
	b)	Other	173.4	160.1
			759.5	568.1

	Total assets		80,113.8	78,251.0

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Unconsolidated Balance Sheet (continued)

				As of December 31, 2014	As of December 31, 2013

				€ million	€ million

Liabilities and equity
1.	Liabilities to banks
	a)	Payable on demand		1.0	0.0
	b)	With an agreed maturity or period of notice		2,805.6	6,272.1

				2,806.6	6,272.1
2.	Liabilities to customers
	a)	Other liabilities
		aa)	Payable on demand	69.0	64.2
		ab)	With an agreed maturity or period of notice	4,195.8	4,666.1

				4,264.8	4,730.3
3.	Securitized liabilities
	a)	Debt securities issued		65,843.8	61,433.8
4.	Trust liabilities
	of which:
	Trustee loans €110.7 m (2013: €106.7 m)			110.7	106.7
5.	Other liabilities			1,532.2	533.8
6.	Deferred items
	a)	From issuance activity and lending business		172.5	159.0
	b)	Other		600.1	486.6

				772.6	645.6
7.	Provisions
	a)	Provisions for pensions and similar obligations		99.5	92.1
	b)	Other provisions		336.8	327.8

				436.3	419.9
8.	Subordinated liabilities			599.2	597.7
9.	Fund for general banking risks			2,632.0	2,437.3
10.	Equity
	a)	Subscribed capital		135.0	135.0
	b)	Retained earnings
		ba)	Principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law	858.2	769.9
			Transfers from guarantee reserve	21.6	48.5
			Transfers from net income for the year	41.2	39.7

				921.0	858.1
		bb)	Guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law	67.4	115.9
			Appropriations pursuant to Section 2 (3) of Rentenbank’s Governing Law	21.6	48.5

				45.8	67.4

	c)	Distributable profit		13.8	13.3

				1,115.6	1,073.8

Total liabilities and equity				80,113.8	78,251.0

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Unconsolidated Balance Sheet (continued)

			As of December 31, 2014	As of December 31, 2013

			€ million	€ million

1.	Contingent liabilities
	a)	Liabilities from guarantees and indemnity agreements	1.6	2.0

2.	Other commitments
	a)	Irrevocable loan commitments	975.5	1,828.2

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Unconsolidated Income Statement

				For the year ended December 31, 2014	For the year ended December 31, 2013

				€ million	€ million

Expenses
1.	Interest expenses			3,292.7	3,428.3
2.	Fee and commission expenses			1.8	1.9
3.	Administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	23.0	22.2
		ab)	Social security contributions and expenses
			for pensions and other employee benefits	7.0	7.6

			of which:
			pension expenses €4.1 m (2013: €4.8 m)
				30.0	29.8
	b)	Other administrative expenses		21.0	18.9

				51.0	48.7
4.	Depreciation, amortization and write-downs of intangible assets and property and equipment			5.6	4.5
5.	Other operating expenses			14.0	13.4
6.	Additions to the fund for general banking risks			194.7	218.1
7.	Taxes on income			0.0	0.0
8.	Other taxes not disclosed under item 5			0.1	0.1
9.	Net income for the year			55.0	53.0

Total expenses				3,614.9	3,768.0

1.	Net income for the year			55.0	53.0
2.	Transfers from retained earnings
	from guarantee reserve pursuant to Section 2(3) of the
	Rentenbank’s Governing Law			21.6	48.5
3.	Transfers to retained earnings
	to principal reserve pursuant to Section 2(2) of the
	Rentenbank’s Governing Law
		from guarantee reserve		21.6	48.5
		from net income for the year		41.2	39.7

4.	Distributable profit			13.8	13.3

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Unconsolidated Income Statement (continued)

			For the year ended December 31, 2014	For the year ended December 31, 2013

			€ million	€ million

Income
1.	Interest income from
	a)	Lending and money market transactions	3,022.2	3,148.7
	b)	Fixed-income securities and debt register claims	581.1	591.9

			3,603.3	3,740.6
2.	Current income from
	a)	Equities and other non-fixed-income securities	0.0	0.0
	b)	Equity holdings	0.4	0.4

			0.4	0.4

3.	Fee and commission income		0.2	0.2
4.	Income from the reversal of write-downs on loans and
	Advances and certain securities, and from the reversal
	of provisions in the lending business		4.3	15.2
5.	Income from reversal of write-downs on equity holdings,
	Investments in affiliated companies and securities
	classified as fixed assets		2.7	7.2
6.	Other operating income		4.0	4.4

Total income			3,614.9	3,768.0

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NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS

Accounting policies

The annual financial statements of Landwirtschaftliche Rentenbank have been prepared in accordance with the legal provisions of the German Commercial Code (Handelsgesetzbuch, HGB) and the German Accounting Directive for Banks (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The structure of the balance sheet and the income statement is based on the templates set out in the Accounting Directive for Banks.

Assets and liabilities are measured pursuant to the provisions of Sections 252 et seq. of the HGB, taking into account the bank-specific requirements set out in Section 340e of the HGB. Loans and advances are recognized at their nominal amount, while liabilities are recognized at the settlement amount.

Premiums and discounts from loans, advances and liabilities and one-off payments from swaps (upfront payments) are reported as either prepaid expenses or deferred income, as appropriate, and amortized pro rata temporis over the relevant term. Zero bonds are measured at their issue price amount plus accrued interest based on the issue yield.

Any identifiable risks are taken into account through the recognition of specific valuation allowances or provisions. Latent (credit) risks are taken into account through the fund for general banking risks reported in the balance sheet as well as by recognizing general valuation allowances and contingency reserves pursuant to Section 340f of the HGB. Rentenbank applies an expected loss approach based on internal ratings for purposes of determining general valuation allowances.

Fixed-income securities, which are allocated to fixed assets, are carried at amortized cost less permanent impairment. Shares as well as bonds and other fixed-income securities, to the extent allocated to the liquidity reserve, are measured at the lower of cost or market (Section 253 (4) of the HGB in conjunction with Section 253 (5) of the HGB). Rentenbank does not maintain a trading book pursuant to Section 1 (35) of the German Banking Act (Kreditwesengesetz, KWG) (as amended) in conjunction with Article 4 (1) No. 86 of Regulation (EU) No. 575/2013). Equity holdings and investments in affiliated companies are recognized at their acquisition costs, less any write-downs, if applicable.

In accordance with applicable commercial law principles, property and equipment as well as intangible assets are carried at cost less any depreciation and amortization over the expected useful life.

Provisions are recognized as liabilities at the settlement amount determined based on prudent business judgment, taking into account future price and cost increases. Provisions with a remaining term of more than one year are discounted to the balance sheet date. The discount rates used are the average market interest rates for the past seven fiscal years corresponding to the remaining term of the provisions, as determined and published by the German central bank (Deutsche Bundesbank) pursuant to the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung). Provisions for deferred compensation benefits are discounted pursuant to Section 253 (2) sentence 2 of the HGB using an average market interest rate, which is determined based on an assumed remaining term of 15 years.

Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. The 2005 G mortality tables by Prof. Dr. Klaus Heubeck, including the full adjustment in 2011, were used as the biometric calculation parameters.

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The following parameters were used as the basis for the calculation as of December 31, 2014:

	2014	2013

Interest rate pursuant to Section 253 (2) sentence 2 of the HGB	4.55% p.a.	4.90% p.a.
Career trend	1.00% p.a.	1.00% p.a.
Growth in creditable compensation	2.25% p.a.	2.25% p.a.
Pension increase (range of adjustments)	1.0-2.25% p.a.	1.0-2.25% p.a.
Employee turnover	average 2.00% p.a.	average 2.00% p.a.
Development of contribution ceiling	2.5% p.a.	2.5% p.a.

Provisions for special promotional loans cover the promotional contribution for the whole term or until the repricing date. The provisions recorded prior to the BilMoG adjustment for the promotional contribution related to the special promotional loans are maintained by reference to the election in accordance with Section 67 (1) sentence 2 Introductory Act to the Commercial Code (Einführungsgesetz zum Handelsgesetzbuch, EGHGB).

A periodic (income statement) approach was used for the calculation of the amount required to be recognized as a provision within the context of the fair value measurement (verlustfreie Bewertung) of the banking book. The banking book comprises all interest-bearing transactions of the bank and is managed on a uniform basis.

For calculation purposes, future gains or losses in the banking book were determined by income contributed by closed and open interest rate positions.

The future cash flows are discounted on the basis of generally recognized money market and capital market rates corresponding to the respective period. The risk costs were computed on the basis of future expected losses and the pro rata share of administrative expenses for portfolio management was recognized based on internal analyses.

There was no need for provisions as of December 31, 2014 on the basis of this calculation.

Hedging relationships within the meaning of Section 254 of the HGB are only established to hedge currency risks. Rentenbank uses currency swaps, cross-currency interest rate swaps and forward exchange transaktion to hedge such currency risks.

Currency translation and the presentation of the transactions in the balance sheet without currency hedging is made pursuant to Section 340h in conjunction with Section 256a of the HGB and Section 252 (1) No. 4 of the HGB. In accordance with Section 277 (5) sentence 2 of the HGB, gains from currency translation are recorded in the item “other operating income,” while losses from currency translation are recorded in the item “other operating expenses.”

Rentenbank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). Deferred taxes in accordance with Section 274 of the HGB do not have to be recognized in the separate financial statements of Rentenbank.

Rentenbank prepares consolidated financial statements in accordance with IFRS, as adopted by the EU. These consolidated financial statements include LR Beteiligungsgesellschaft mbH, Frankfurt/Main, and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, pursuant to Section 315a of the HGB.

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Notes to the balance sheet

The disclosures and explanations on individual balance sheet items are presented in the order in which they appear in the balance sheet. Differences to the amounts presented in the balance sheet result from the exclusion of accrued interest.

Assets		Dec. 31, 2014 € million	Dec. 31, 2013 € million

Item 2:	Loans and advances to banks
	Sub-item “b) Other loans and advances,” classified by remaining time to maturity:
	• up to 3 months	1,853	2,917
	• more than 3 months to 1 year	5,626	3,446
	• more than 1 year to 5 years	23,648	23,459
	• more than 5 years	19,448	18,968

Item 3:	Loans and advances to customers
	This item includes:
	• Loans and advances to equity holdings	0	0
	• Loans and advances to affiliated companies	144	144
	This item can be broken down by remaining time to maturity as follows:
	• up to 3 months	57	651
	• more than 3 months to 1 year	791	1,260
	• more than 1 year to 5 years	1,480	1,793
	• more than 5 years	2,472	1,585

	There are no loans and advances to customers with an indefinite term within the meaning of Section 9 (3) No. 1 of the RechKredV.
Item 4:	Bonds and other fixed-income securities
	All of these are marketable securities and can be broken down as follows:
	• Listed securities	19,487	19,582
	• Unlisted securities	383	403

Securities at a carrying amount of EUR 19,870 million (2013: EUR 19,985 million) were classified as fixed assets. They are not measured at the lower of cost or market pursuant to HGB (strenges Niederstwertprinzip). Since these securities are anticipated to be held over the long term, no write-downs to fair value are recorded in case of an impairment that is expected to be of a temporary nature. In particular, write-downs are not recognized when the identified impairment is only of a temporary nature with respect to future financial performance and it is expected that the securities are fully repaid when due. The carrying amount of securities carried at values above their fair values amounted to EUR 657 million. The fair value of these securities is EUR 656 million. Exchange or market prices were used to determine fair value. Accordingly, the unrecognized write-downs amount to EUR 1 million (2013: EUR 17 million). There was no permanent impairment to be taken into account for the securities held as fixed assets.

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Assets		Dec. 31, 2014 € million	Dec. 31, 2013 € million

Item 4:	Bonds and other fixed-income securities maturing in the year following the balance
	sheet date can be broken down as follows:
	• from public-sector issuers	350	50
	• from other issuers	4,892	2,863

Item 5:	All of the shares and other variable-income securities held are marketable and listed.
Item 6 and 7:	The balance sheet items “equity holdings” and “investments in affiliated companies” do not include marketable securities.
Item 8:	Trust assets
	This item includes:
	• Special purpose fund of the German government held at Rentenbank	110	106
	• Loans and advances to banks	1	1

Item 9:	Intangible assets
	This item includes:
	• Purchased software and licenses acquired for a consideration	13	15

Item 10:	Property and equipment
	This item includes:
	• Owner-occupied land and buildings, flats	0	0
	• Land and buildings used by third parties	15	15
	• Operating and office equipment	1	1

Item 11:	Other assets
	This item includes:
	Cash collateral provided for derivatives	2,564	1,711

Item 12:	Prepaid expenses
	This item includes:
	• Differences pursuant to Section 340e (2) of the HGB	368	184
	• Differences pursuant to Section 250 (3) of the HGB	218	224
	• Upfront payments from derivative transactions	172	159

Fixed assets schedule

Fixed assets € million	Costs	Additions	Disposals	Write-ups	Accumulated depreciation, Amortization and write-downs	Carrying amount Dec. 31, 2014	Carrying amount Dec. 31, 2013	Amortization, depreciation, writedowns 2014

Intangible assets	20	2	—	—	9	13	15	4
Property and equipment	32	1	0	—	17	16	16	1
Securities classified as fixed assets	19,998	2,885	3,002	2	13	19,870	19,985	—
Equity holdings	4	—	—	—	0	4	4	—
Investments in affiliated companies	27	—	—	—	27	0	0	—

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Liabilities		Dec. 31, 2014 € million	Dec. 31, 2013 € million

Item 1:	Liabilities to banks
	Sub-item “b) With an agreed maturity or period of notice,” classified by remaining time to maturity:
	• up to 3 months	—	3,254
	• more than 3 months to 1 year	360	549
	• more than 1 year to 5 years	940	1,327
	• more than 5 years	785	370
	Total amount excluding accrued interest	2,085	5,500
	Thereof secured by assets in accordance with Section 13 (2) of Rentenbank’s Governing Law	200	422

Item 2:	Liabilities to customers
	This item includes:
	• Liabilities to equity holdings	0	0
	• Liabilities to affiliated companies	3	3
	Sub-item “b) With an agreed maturity or period of notice,” classified by remaining time to maturity:
	• up to 3 months	80	345
	• more than 3 months to 1 year	149	211
	• more than 1 year to 5 years	1,309	907
	• more than 5 years	2,521	3,067
	Total amount excluding accrued interest	4,059	4,530
	Thereof secured by assets in accordance with Section 13 (2) of Rentenbank’s Governing Law	716	926

Item 3:	Securitized liabilities
	a) Debt securities issued
	Classification by remaining time to maturity:
	• up to 1 year	12,959	9,967
	• more than 1 year to 5 years	36,413	37,295
	• more than 5 years	15,895	13,543
	Total amount excluding accrued interest	65,267	60,805
	Thereof secured by assets in accordance with Section 13 (2) of Rentenbank’s Governing Law	0	0
Item 4:	Trust liabilities
	This item includes:
	• Liabilities from the special purpose fund of the German government held at Rentenbank	110	106
	• Liabilities to customers	1	1

Item 5:	Other liabilities
	This item includes:
	• Cash collateral received for derivatives	1,525	525
	Classification by remaining time to maturity:
	• up to 3 month	1,525	525

Item 6:	Deferred items
	This item includes:
	• Differences pursuant to Section 340e (2) of the HGB	2	3
	• Differences pursuant to Section 250 (2) of the HGB	170	156
	• Upfront payments from derivative transactions	578	461

Item 8:	Subordinated liabilities
	Classification by remaining time to maturity:
	• up to 1 year	—	—
	• more than 1 year to 5 years	132	59
	• more than 5 years	467	539
	Total	599	598

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The subordinated liabilities are structured as promissory note loans, loan agreements and bearer securities issued in the form of global certificates. The net expense for subordinated liabilities in the amount of EUR 599 million (2013: EUR 598 million) after collateralization totals EUR 1 million (2013: EUR 1 million).

The subordination conditions of the promissory note loans fulfill the criteria pursuant to Article 63 CRR (capital requirements regulation). Subordinated liabilities in the form of bearer securities with global certificates and of loan agreements do not meet the requirements pursuant to Article 63 lit. k) and l) CRR.

Disclosures pursuant to Section 35 (3) Nr. 2 of the RechKredV in relation to funds raised in an amount exceeding 10% each of the total amount of subordinated liabilities:

1.  Bond at a nominal amount of JPY 25 billion; carrying amount: EUR 158 million; maturity: April 21, 2036; interest rate before collateralization: 2.8%

2.  Bond at a nominal amount of JPY 10 billion; carrying amount: EUR 62 million; maturity: October 28, 2019; interest rate before collateralization: 2.0%

3.  Bond at a nominal amount of EUR 100 million; carrying amount: EUR 100 million; maturity: August 18, 2021; interest rate before collateralization: 1.003%

4.  Bond at a nominal amount of EUR 100 million; carrying amount: EUR 100 million; maturity: August 18, 2021; interest rate before collateralization: 1.033%

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Off-balance sheet disclosures		Dec. 31, 2014 € million	Dec. 31, 2013 € million

Item 1:	Contingent liabilities
	• Deficiency guarantees	2	2
	• Guarantee of provision of collateral	0	0

Deficiency guarantees are accepted for capital market loans granted at a reduced rate of interest. We currently do not expect that these deficiency guarantees will be utilized. There are back-to-back guarantees granted by the government for capital market loans at a reduced rate of interest.

Item 2:	Other commitments

The decrease of irrevocable loan commitments by EUR 853 million to a total of EUR 975 million is attributable to lower outstanding irrevocable commitments in the special promotional loan business. Drawdowns on these commitments will be made primarily in 2015.

Assets and liabilities in foreign currencies
	Assets and liabilities denominated in a foreign currency have been recorded in the following amounts:
	• Assets	3,137	2,358
	• Liabilities	45,494	37,992
Computation of cover
	The outstanding liabilities subject to cover requirements exclusively consist of registered bonds.	916	1,348
	The following assets are designated to cover debt securities issued:
	• Loans and advances to banks	1,278	4,918
	• Loans and advances to customers	—	556

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Notes to the income statement

Income and expenses

Interest expenses for the recognition of provisions for the promotional contribution related to special promotional loans amounted to EUR 72.3 million in 2014 (2013: EUR 78.4 million). Interest income includes the pro rata temporis utilization of the corresponding provisions in the amount of EUR 79.0 million (2013: EUR 75.1 million). Interest expenses include effects from unwinding the discount of provisions in the amount of EUR 12.6 million (2013: EUR 10.2 million).

Disclosures on the most important individual items pursuant to Section 35 (1) No. 4 of the RechKredV	2014 € million	2013 € million

Item 5: Other operating expenses
This item includes the following significant income items:
• Interest expense from the valuation of pension provisions	8	6
• Grants for the program “Research on agricultural innovation”	3	3
• Additions to provision for settlement costs of the holdings	1	0
• Capital contribution to Edmund-Rehwinkel-Foundation	0	0
Item 6: Other operating income
This item includes the following significant income items:
• Rental income from Rentenbank’s real estate	2	2
• Other refunds	1	1
• Other income from the reversal of provisions	1	1

Other operating expenses include currency translation losses in the amount of EUR 0.6 thousand (2013: EUR 6.9 thousand). Other operating income includes currency translation gains in the amount of EUR 20.9 thousand (2013: EUR 7.1 thousand). These currency translation gains/losses result exclusively from the currency translation of balances on payment transaction accounts in foreign countries.

Expenses and income do not include any significant amounts relating to prior years.

Other disclosures

Derivative financial instruments

Derivatives are only used as hedging instruments for existing or expected market price risks. The volume of the transactions is capped through counterparty-specific and product-specific limits and is continuously monitored within the framework of our risk management.

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The valuation models are based on observable market parameters. The fair value of non-option contracts is determined on the basis of their discounted expected future cash flows (discounted cash flow method). The discounting of derivatives is based on the OIS (Overnight Interest Rate Swap) curve as well as on so-called basis swap spreads and cross-currency (CCY) basis swap spreads. They are obtained from external market data providers, distinguished according to maturity and currency. Measurement of contracts with an option feature (option-based contracts) is based on accepted option pricing models. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

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Derivative transactions – presentation of volumes –

The following table shows the derivatives not measured at market value in accordance with section 285 No. 19 of the HGB (netting and collateral agreements have not been taken into account):

	Nominal amounts		Fair values Positive	Fair values Negative

€ million	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013

Interest rate risks
Interest rate swaps	94,783	90,086	2,314	5,325
• thereof termination and conversion rights embedded in swaps	500	497	51	—
Swaptions
• Purchases	—	—	—	—
• Sales	963	983	—	12
Other forward interest rate contracts	—	1	—	—
Total exposure to interest rate risks	95,746	91,070	2,314	5,337

	Nominal amounts		Fair values positive	Fair values negative

€ million	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013

Currency risks
Cross-currency interest rate swaps	42,432	37,557	3,441	1,468
• thereof currency options embedded in swaps	48	55	6	0
• thereof termination rights embedded in swaps	7	14	0	0
Currency swaps	5,608	2,736	198	6
Total exposure to currency risks	48,040	40,293	3,639	1,474
Share price risk and other price risks
Share index swaps	30	30	5	0
• thereof share options embedded in swaps	30	30	5	0
Total exposure to share price risk and other price risks	30	30	5	0
Interest rate, currency, share price and other price risks	143,816	131,393	5,958	6,811

Derivative transactions – breakdown by maturities –

	Interest rate risks		Currency risks		Share price risk and Other price risks

Nominal amounts € million	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013

Remaining time to maturity
• up to 3 months	1,955	4,717	7,773	3,351	—	—
• more than 3 months to 1 year	10,663	6,541	3,591	3,816	—	—
• more than 1 year to 5 years	52,947	50,274	27,480	27,513	30	30
• more than 5 years	30,181	29,538	9,196	5,613	—	—

Total	95,746	91,070	48,040	40,293	30	30

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Derivative transactions – breakdown by counterparties –

	Nominal amounts		Positive fair values	Negative fair values

€ million	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013

Banks in OECD countries	126,844	119,187	5,200	6,090
Other counterparties in OECD countries	16,972	12,206	758	721

Total	143,816	131,393	5,958	6,811

Forward transactions, particularly those in foreign currencies, not yet settled by the balance sheet date, are entered into by the Bank to cover market price risk.

Information pursuant to Section 285 (23) of the HGB on hedging relationships

Rentenbank uses currency swaps, cross-currency interest rate swaps and currency forward contracts to hedge currency risks. Currency hedges are presented in the balance sheet using valuation units pursuant to Section 254 of the HGB. The net hedge presentation method (Einfrierungsmethode) is used to account for the offsetting changes in value between hedged item and hedging instrument.

To measure the effectiveness of hedging relationships, the critical terms match/short cut method is used, where the cash flows of hedged item and hedging instrument are compared. Exchange rate fluctuations of corresponding hedged items and hedging derivatives have an opposite effect and offset each other for the period through the end of their respective maturity. Hedged items and hedging instruments are combined in valuation units as follows as of the balance sheet date:

	Carrying amount in € million

Balance sheet item	2014	2013	Hedged risk

Loans and advances to banks	44	44	Currency
Bonds and other fixed-income securities	2,442	1,980	Currency
Liabilities to banks	—	80	Currency
Liabilities to customers	144	154	Currency
Securitized liabilities	43,024	38,616	Currency
Subordinated liabilities	320	320	Currency

Remuneration of the Board of Managing Directors and the Board of Supervisory Directors

In fiscal year 2014, the remuneration for Rentenbank’s Board of Managing Directors amounted to EUR 1,727 thousand (2013: EUR 1,572 thousand). The remuneration for the individual members of the Board of Managing Directors for fiscal year 2014 was set as follows:

Amounts in € thousands	Fixed remuneration	Variable remuneration	Other remuneration	Total

Hans Bernhardt	518	245	38	801
Dr. Horst Reinhardt	518	245	26	789
Imke Ettori (since 01.09.2014)	133	—	4	137

As of December 31, 2014, a total amount of EUR 15,176 thousand (2013: EUR 14,909 thousand) was recognized as provisions for pension obligations to former members of the Board of Managing Directors and their surviving dependents. Current benefit payments amounted to EUR 1,207 thousand (2013: EUR 1,172 thousand). As in the previous year, there were no loans granted to the members of the Board of Managing Directors or members of the Board of Supervisory Directors in fiscal year 2014.

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In accordance with the remuneration regulations, the Chairman of the Board of Supervisory Directors receives a basic annual remuneration of EUR 30 thousand, his Deputy Chairman EUR 20 thousand, and all other members of the Board of Supervisory Directors EUR 10 thousand each. In addition, members of the Advisory Board working on a committee receive remuneration of EUR 2.0 thousand and members who chair a committee EUR 4.0 thousand.

The total remuneration for activities related to the Board of Supervisory Directors in the year under review amounted to EUR 291 thousand (2013: EUR 298 thousand, including VAT in each case). The following table sets out the individual remuneration (not including VAT in each case):

	Membership		Remuneration

	2014	2013	2014	2013

			€ thousand	€ thousand
Joachim Rukwied (Chairman since 08.11.2013)	01.01. – 31.12.	01.01. – 31.12.	42.0	16.7
Gerd Sonnleitner (Chairman until 07.11.2013)	—	01.01. – 07.11.	—	43.4
Ilse Aigner[1]	—	01.01. – 30.09.	—	16.5
Dr. Hans-Peter Friedrich[2]	01.01. – 17.02.	01.10. – 31.12.	2.8	5.0
Dr. Hermann Onko Aeikens	—	01.01. – 31.12.	—	10.0
Dr. Helmut Born	—	01.01. – 30.09.	—	10.5
Helmut Brunner	01.01. – 31.12.	—	10.0	—
Georg Fahrenschon	01.01. – 31.12.	01.01. – 31.12.	14.0	12.0
Udo Folgart	01.01. – 31.12.	08.11. – 31.12.	12.3	2.0
Dr. Robert Habeck	—	01.01. – 31.12.	—	10.0
Dr. Werner Hildenbrand	01.01. – 04.07.	01.01. – 31.12.	5.0	10.0
Werner Hilse	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Ulrike Höfken	—	01.01. – 31.12.	—	10.0
Wolfgang Kirsch	01.01. – 30.06.	01.01. – 31.12.	8.0	14.0
Dr. Robert Kloos	01.01. – 31.12.	01.01. – 31.12.	14.0	14.0
Bernhard Krüsken	01.01. – 31.12.	01.10. – 31.12.	14.0	3.2
Klaus-Peter Müller	01.01. – 04.07.	01.01. – 31.12.	7.0	16.0
Manfred Nüssel	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Michael Reuther	04.07. – 31.12.	—	7.0	—
Harald Schaum	01.01. – 31.12.	27.12. – 31.12.	11.5	—
Brigitte Scherb	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Norbert Schindler	01.01. – 31.12.	01.01. – 31.12.	12.0	12.0
Christian Schmidt[3]	17.02. – 31.12.	—	19.0	—
Prof. Matthias Stauch	01.01. – 31.12.	—	10.0	—
Dr. Klaus Stein	01.01. – 31.12.	01.01. – 31.12.	17.0	14.0
Dr. Caroline Toffel	06.11. – 31.12.	—	2.0	—
Jörg Vogelsänger	01.01. – 31.12.	—	10.0	—
Konrad Weiterer	04.07. – 31.12.	—	5.0	—
Klaus Wiesehügel	—	01.01. – 30.09.	—	9.0
Total remuneration			258.6	264.3

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1)	direct donation to Förderverein Caritas Kinderdorf Irschenberg
2)	direct donation to Diakoniewerk Martinsberg e.V. and Evangelische Jugendsozialarbeit Bayern e.V.
3)	direct donation to association voluntary fire brigade Uehlfeld e.V., Osing-association and Hospizverein Fürth e.V.

Average number of employees pursuant to Section 267 (5) of the HGB

	2014			2013

Headcount	Male	Female	Total	Male	Female	Total

Full-time employees	133	82	215	132	80	212
Part-time employees	6	39	45	5	39	44
Total	139	121	260	137	119	256

Shareholdings pursuant to Section 285 No. 11 and Section 340a (4) No. 2 of the HGB

	Equity € million Dec. 31, 2014		Shareholding %	Result € million 2014

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	59.0		100.0	+0.3
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main (in Abwicklung)	7.4	*	25.1	-0.2	*
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	11.4		100.0	-0.2
Niedersächsische Landgesellschaft mbH, Hannover	64.5	*	6.3	+1.4	*

*)	31.12.2013

In accordance with Section 286 (3) sentence 1 No. 1 of the HGB, we did not list further companies pursuant to Section 285 No. 11 of the HGB as they are of minor significance for the assessment of Rentenbank’s financial position and financial performance.

As long as Rentenbank holds 100% of the shares in LR Beteiligungsgesellschaft mbH, Rentenbank has committed itself in a letter of comfort to provide financial resources to LR Beteiligungsgesellschaft mbH allowing it to fulfill its obligations when due at any time.

Disclosures related to auditor’s fees are included in the notes to the consolidated financial statements.

The Declaration of Compliance with the German Public Corporate Governance Code by the Board of Managing Directors and the Board of Supervisory Directors is available to the public on Rentenbank’s website.

The separate financial statements, the consolidated financial statements and the annual report are available on Rentenbank’s website as well as in the electronic Federal Gazette (elektronischer Bundesanzeiger) and may also be obtained at Rentenbank’s registered office.

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The following table shows offices held in statutory supervisory boards of large corporations (Section 267 (3) of the HGB) by legal representatives or other employees of Rentenbank, pursuant to Section 340a (4) No. 1 of the HGB):

Hans Bernhardt	BVVG Bodenverwertungs- und -verwaltungs GmbH,Berlin (Member of the Supervisory Board)

Dr. Horst Reinhardt	VR-LEASING AG, Frankfurt am Main (Member of the Supervisory Board)

Lothar Kuhfahl	Niedersächsische Landgesellschaft mbH, Hannover (Member of the Supervisory Board)

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Corporate Bodies

Board of Managing Directors	Dr. Horst Reinhardt (Speaker), Dipl.-Volkswirt, MBA
Hans Bernhardt, Dipl.-Kaufmann
Imke Ettori, Dipl.-Kauffrau
Board of Supervisory Directors

Chairman:	Deputy:

Joachim Rukwied Präsident des Deutschen Bauern- verbands e.V., Berlin	Christian Schmidt MdB Bundesminister für Ernährung und Landwirtschaft, Berlin

Representatives of the Deutscher Bauernverband e.V.:

Udo Folgart Präsident des Landesbauernverbands Brandenburg e.V., Teltow/Ruhlsdorf	Brigitte Scherb Präsidentin des Deutschen LandFrauenverbands e.V., Berlin

Werner Hilse Präsident des Landvolk Niedersachsen-Landesbauernverbands e.V., Hannover	Norbert Schindler MdB Ehrenpräsident des Bauern- und Winzerverbands Rheinland-Pfalz Süd e.V., Berlin

Bernhard Krüsken Generalsekretär des Deutschen Bauernverbands e.V., Berlin

Representative of the Deutscher Raiffeisenverband e.V.:

Manfred Nüssel Präsident des Deutschen Raiffeisenverbands e.V. Berlin

Representative of the Food Industry:

Konrad Weiterer Bundesverband der Agrargewerblichen Wirtschaft (BVA), Berlin (since 04.07.2014)	Dr. Werner Hildenbrand Stv. Vorsitzender des Vorstands der Bundesvereinigung der Deutschen Ernährungsindustrie e.V., Berlin (until 04.07.2014)

State Ministers of Agriculture:

Bavaria: Helmut Brunner Staatsminister für Ernährung, Landwirtschaft und Forsten, München	Bremen: Prof. Matthias Stauch Staatsrat beim Senator für Wirtschaft, Arbeit und Häfen, Bremen

Brandenburg: Jörg Vogelsänger Minister für Ländliche Entwicklung, Umwelt und Landwirtschaft, Potsdam

Representative of the Trade Unions:

Harald Schaum Stv. Bundesvorsitzender der

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IG Bauen-Agrar-Umwelt, Frankfurt am Main

Representative of the Federal Ministry of Food and Agriculture:

Dr. Robert Kloos Staatssekretär, Berlin

Representative of the Federal Ministry of Finance:

Dr. Klaus Stein Ministerialdirigent, Berlin

Representatives of banks or other lending experts:

Georg Fahrenschon Präsident des Deutschen Sparkassen- und Giroverbands e. V., Berlin

Michael Reuther Mitglied des Vorstands der Commerzbank AG, Frankfurt am Main (since 04.07.2014)	Klaus-Peter Müller Vorsitzender des Aufsichtsrats der Commerzbank AG, Frankfurt am Main (until 04.07.2014)

Dr. Caroline Toffel Mitglied des Vorstands der Kieler Volksbank eG, Kiel (since 06.11.2014)	Wolfgang Kirsch Vorsitzender des Vorstands der DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (until 30.06.2014)

Frankfurt/Main, March 5, 2015

LANDWIRTSCHAFTLICHE RENTENBANK The Board of Managing Directors

Dr. Horst Reinhardt	Hans Bernhardt	Imke Ettori

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Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the bank, and the management report of the bank includes a fair review of the development and performance of the business and the position of the bank, together with a description of the principal opportunities and risks associated with the expected development of the bank.

Frankfurt am Main, March 5, 2015

LANDWIRTSCHAFTLICHE RENTENBANK The Board of Managing Directors

Dr. Horst Reinhardt	Hans Bernhardt	Imke Ettori

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This is an English translation of the German text, which is the sole authoritative version.

Auditors’ Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the combined management report of Landwirtschaftliche Rentenbank, Frankfurt/Main, for the business year from January 1 to December 31, 2014. The maintenance of the books and records and the preparation of the annual financial statements and the combined management report in accordance with German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank [Gesetz über die Landwirtschaftliche Rentenbank] are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the combined management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [Handelsgesetzbuch “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank [Gesetz über die Landwirtschaftliche Rentenbank] and give a true and fair view of the net assets, financial position and results of operations of Landwirtschaftliche Rentenbank, Frankfurt/Main, in accordance with [German] principles of proper accounting. The combined management report is consistent with the annual financial statements and as a whole provides a suitable view of the bank’s position and suitably presents the opportunities and risks of future development.

Frankfurt/ Main, March 5, 2015

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

The following table sets forth information concerning Rentenbank’s outstanding bonds and notes as of December 31, 2014, with an initial maturity of more than one year and issued in the capital markets.

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in%(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

Euro
XS0597914273	fixed	3.13	2018	1,300,000,000.00	1,300,000,000.00
XS0670798171	fixed	2.88	2021	1,250,000,000.00	1,250,000,000.00
XS1069776232	fixed	1.25	2022	1,250,000,000.00	1,250,000,000.00
XS1016363308	floating	0.13	2021	1,200,000,000.00	1,200,000,000.00
XS0875263724	floating	0.15	2020	1,100,000,000.00	1,100,000,000.00
XS0332675502	fixed	4.38	2017	1,000,000,000.00	1,000,000,000.00
XS0412896861	fixed	3.75	2016	1,000,000,000.00	1,000,000,000.00
XS0517904560	fixed	2.00	2015	1,000,000,000.00	1,000,000,000.00
XS0524678884	floating	0.18	2016	1,000,000,000.00	1,000,000,000.00
XS0730678801	floating	0.28	2019	1,000,000,000.00	1,000,000,000.00
XS0780331004	fixed	1.88	2020	1,000,000,000.00	1,000,000,000.00
XS0968431949	fixed	0.63	2016	1,000,000,000.00	1,000,000,000.00
XS0994797529	fixed	1.38	2020	1,000,000,000.00	1,000,000,000.00
XS0459180500	floating	0.13	2015	850,000,000.00	850,000,000.00
XS0538385294	floating	0.18	2017	850,000,000.00	850,000,000.00
XS0795453769	fixed	1.63	2019	800,000,000.00	800,000,000.00
XS0462657932	fixed	3.00	2015	750,000,000.00	750,000,000.00
XS0641055230	floating	0.25	2018	750,000,000.00	750,000,000.00
XS0652914366	fixed	2.00	2019	750,000,000.00	750,000,000.00
XF0029600933	Zero	0.00	2031	500,000,000.00	500,000,000.00
XS0471455385	floating	0.13	2015	500,000,000.00	500,000,000.00
XF0029500406	floating	0.42	2021	300,000,000.00	300,000,000.00
XS0806470349	floating	0.18	2019	300,000,000.00	300,000,000.00
XS0498104313	floating	0.18	2017	250,000,000.00	250,000,000.00
XS0765435697	floating	0.23	2020	250,000,000.00	250,000,000.00
XF0029600941	Zero	0.00	2041	228,000,000.00	228,000,000.00
XF0029500372	floating	—	2015	200,000,000.00	200,000,000.00
XF0029500380	floating	0.00	2016	200,000,000.00	200,000,000.00
XF0029500398	floating	0.25	2017	200,000,000.00	200,000,000.00
XF0029500414	fixed	0.33	2021	200,000,000.00	200,000,000.00
XS0430768688	fixed	3.50	2016	200,000,000.00	200,000,000.00
XS1144884969	Zero	0.00	2015	200,000,000.00	200,000,000.00
XS1149944487	Zero	0.00	2015	200,000,000.00	200,000,000.00
XF0029600966	Zero	0.00	2041	160,000,000.00	160,000,000.00
XS0438816042	floating	0.60	2015	150,000,000.00	150,000,000.00
XF0029600529	Zero	0.00	2029	140,390,880.41	140,390,880.41
XF0029600776	fixed	4.29	2021	140,000,000.00	140,000,000.00
XF0029212580	fixed	4.12	2019	125,000,000.00	125,000,000.00
XF0029600768	fixed	4.21	2020	120,000,000.00	120,000,000.00
XF0029212564	fixed	3.91	2017	104,000,000.00	104,000,000.00
XF0029113283	fixed	4.33	2015	100,000,000.00	100,000,000.00
XF0029212697	fixed	3.95	2019	100,000,000.00	100,000,000.00
XF0029601006	fixed	2.02	2024	100,000,000.00	100,000,000.00
XF0029212572	fixed	4.02	2018	100,000,000.00	100,000,000.00
XF0029600792	fixed	4.02	2019	100,000,000.00	100,000,000.00
XS0474990974	fixed	1.20	2016	100,000,000.00	100,000,000.00
XS0547228188	fixed	1.20	2017	100,000,000.00	100,000,000.00
XS0729900059	floating	0.32	2019	100,000,000.00	100,000,000.00
XS0194344437	floating	1.00	2021	100,000,000.00	100,000,000.00
XS0195402192	floating	1.03	2021	100,000,000.00	100,000,000.00
XF0029600818	Zero	0.00	2026	81,693,092.79	81,693,092.79
XF0029114554	Zero	0.00	2031	80,000,000.00	80,000,000.00
XF0029600479	Zero	0.00	2029	107,799,145.75	107,799,145.75
XF0029600917	Zero	0.00	2041	75,771,322.69	75,771,322.69
XS0722549531	fixed	0.90	2018	70,000,000.00	70,000,000.00
XF0029600370	fixed	4.00	2027	65,000,000.00	65,000,000.00
XS0614385218	fixed	1.20	2018	65,000,000.00	65,000,000.00
XF0029600560	fixed	4.43	2029	62,000,000.00	62,000,000.00
XS0645748335	fixed	1.20	2018	61,000,000.00	61,000,000.00
XF0029600156	fixed	4.51	2024	55,700,000.00	55,700,000.00
XF0029600412	fixed	4.20	2025	55,250,000.00	55,250,000.00
XF0029600222	fixed	4.00	2023	55,000,000.00	55,000,000.00
XF0029600438	fixed	4.38	2029	52,000,000.00	52,000,000.00
XF0029600883	fixed	2.41	2017	50,000,000.00	50,000,000.00
XF0029600891	fixed	2.47	2017	50,000,000.00	50,000,000.00
XF0029600974	fixed	2.36	2018	50,000,000.00	50,000,000.00
XF0029600990	fixed	2.07	2024	50,000,000.00	50,000,000.00
XF0029601014	fixed	2.00	2025	50,000,000.00	50,000,000.00
XF0029601022	fixed	2.05	2026	50,000,000.00	50,000,000.00
XF0029114547	fixed	4.10	2031	50,000,000.00	50,000,000.00
XF0029600248	fixed	3.91	2028	50,000,000.00	50,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in%(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

DE0002942463	floating	4.90	2020	50,000,000.00	50,000,000.00
XS0427285944	floating	0.63	2016	50,000,000.00	50,000,000.00
XS0435946487	floating	0.52	2019	50,000,000.00	50,000,000.00
XS0438835851	fixed	3.38	2015	50,000,000.00	50,000,000.00
XS0963399257	fixed	1.46	2020	50,000,000.00	50,000,000.00
XF0029600958	Zero	0.00	2041	49,000,000.00	49,000,000.00
XF0029600271	Zero	0.00	2028	48,697,956.65	48,697,956.65
XF0029600743	Zero	0.00	2029	47,774,800.48	47,774,800.48
XF0029600875	Zero	0.00	2027	44,017,659.48	44,017,659.48
XF0029600149	fixed	4.41	2028	43,000,000.00	43,000,000.00
XF0029600297	fixed	4.05	2023	41,500,000.00	41,500,000.00
XF0029114430	fixed	3.51	2015	40,000,000.00	40,000,000.00
XF0029600115	fixed	4.47	2028	40,000,000.00	40,000,000.00
XF0029600073	fixed	4.53	2024	40,000,000.00	40,000,000.00
XF0029600545	fixed	4.40	2029	40,000,000.00	40,000,000.00
XF0029600586	fixed	4.56	2029	40,000,000.00	40,000,000.00
XS0430712892	floating	0.63	2016	40,000,000.00	40,000,000.00
XS0645748418	fixed	1.20	2017	36,000,000.00	36,000,000.00
XF0029600404	fixed	4.23	2025	35,000,000.00	35,000,000.00
XS0753491652	fixed	1.00	2018	35,000,000.00	35,000,000.00
XS0082993741	Zero	0.00	2017	65,000,000.00	33,233,972.28
XS0688421584	fixed	0.90	2018	32,000,000.00	32,000,000.00
XF0029600982	Zero	0.00	2041	30,520,641.75	30,520,641.75
XF0029600347	fixed	3.82	2018	30,500,000.00	30,500,000.00
XF0029600123	fixed	4.53	2023	30,300,000.00	30,300,000.00
XF0029600180	fixed	4.38	2023	30,000,000.00	30,000,000.00
XF0029600255	fixed	4.18	2028	30,000,000.00	30,000,000.00
XF0029600453	fixed	3.94	2019	30,000,000.00	30,000,000.00
XF0029600826	fixed	4.50	2029	30,000,000.00	30,000,000.00
XS0219942868	floating	3.88	2015	30,000,000.00	30,000,000.00
XS0222055369	floating	3.19	2015	30,000,000.00	30,000,000.00
XS0226688207	floating	4.02	2015	30,000,000.00	30,000,000.00
XS0415796258	floating	0.65	2019	30,000,000.00	30,000,000.00
NL0009058312	Zero	0.00	2016	30,000,000.00	30,000,000.00
XS0770149002	fixed	1.00	2018	30,000,000.00	30,000,000.00
XS0770149697	fixed	1.00	2019	30,000,000.00	30,000,000.00
XF0029600198	fixed	4.23	2025	26,000,000.00	26,000,000.00
XF0029600677	Zero	0.00	2029	25,933,048.58	25,933,048.58
XF0029212671	fixed	3.62	2016	25,000,000.00	25,000,000.00
XF0029600172	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600024	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600925	fixed	3.91	2026	25,000,000.00	25,000,000.00
XF0029600602	fixed	4.48	2031	25,000,000.00	25,000,000.00
XS0417419024	floating	0.75	2016	25,000,000.00	25,000,000.00
XS1058275048	floating	0.08	2019	25,000,000.00	25,000,000.00
XS0428175466	fixed	1.20	2016	23,000,000.00	23,000,000.00
XS0428175383	fixed	1.20	2016	23,000,000.00	23,000,000.00
XF0029212317	fixed	4.35	2018	21,000,000.00	21,000,000.00
XF0029212119	fixed	4.14	2016	20,000,000.00	20,000,000.00
XF0029212234	fixed	4.89	2017	20,000,000.00	20,000,000.00
XF0029212242	fixed	4.90	2017	20,000,000.00	20,000,000.00
XF0029115098	fixed	4.13	2016	20,000,000.00	20,000,000.00
XF0029114836	fixed	3.75	2016	20,000,000.00	20,000,000.00
XF0029115247	fixed	4.12	2016	20,000,000.00	20,000,000.00
XF0029212192	fixed	4.50	2017	20,000,000.00	20,000,000.00
XF0029600040	fixed	4.51	2028	20,000,000.00	20,000,000.00
XF0029600065	fixed	4.49	2028	20,000,000.00	20,000,000.00
XF0029600214	fixed	4.42	2028	20,000,000.00	20,000,000.00
XF0029600230	fixed	4.42	2028	20,000,000.00	20,000,000.00
XF0029600313	fixed	4.43	2028	20,000,000.00	20,000,000.00
XF0029600057	fixed	4.58	2024	20,000,000.00	20,000,000.00
XF0029600446	fixed	4.20	2024	20,000,000.00	20,000,000.00
XF0029600032	fixed	4.48	2024	20,000,000.00	20,000,000.00
XF0029600511	fixed	4.43	2029	20,000,000.00	20,000,000.00
XF0029600628	fixed	4.09	2021	20,000,000.00	20,000,000.00
XF0029600636	fixed	4.13	2022	20,000,000.00	20,000,000.00
XF0029212648	fixed	4.12	2019	20,000,000.00	20,000,000.00
XF0029212515	fixed	4.00	2019	20,000,000.00	20,000,000.00
XF0029600909	fixed	4.10	2031	20,000,000.00	20,000,000.00
XF0029212531	fixed	4.10	2019	20,000,000.00	20,000,000.00
XF0029600594	fixed	4.48	2031	20,000,000.00	20,000,000.00
XS0471615418	Zero	0.00	2015	20,000,000.00	20,000,000.00
XS0474991436	fixed	1.20	2015	20,000,000.00	20,000,000.00
XF0029115338	floating	—	2027	19,290,123.46	19,290,123.46
XF0029212655	fixed	4.14	2019	19,000,000.00	19,000,000.00
XF0029600396	fixed	4.23	2025	17,000,000.00	17,000,000.00
XF0029212630	fixed	4.06	2019	15,500,000.00	15,500,000.00
XF0029212382	fixed	4.12	2018	15,200,000.00	15,200,000.00
XF0029212291	fixed	4.45	2017	15,000,000.00	15,000,000.00
XF0029114448	fixed	3.52	2015	15,000,000.00	15,000,000.00
XF0029600305	fixed	4.45	2028	15,000,000.00	15,000,000.00
XS0633559686	floating	0.08	2016	15,000,000.00	15,000,000.00

Back to Contents

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in%(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XS1055718875	fixed	1.79	2024	15,000,000.00	15,000,000.00
XF0029114356	fixed	3.22	2015	13,000,000.00	13,000,000.00
XF0029600727	fixed	4.01	2019	13,000,000.00	13,000,000.00
XF0029212788	fixed	0.68	2018	13,000,000.00	13,000,000.00
XF0029600263	fixed	4.04	2023	12,000,000.00	12,000,000.00
XF0029114620	fixed	3.49	2015	11,000,000.00	11,000,000.00
XF0029600651	fixed	4.10	2020	11,000,000.00	11,000,000.00
XS0792039124	Zero	0.00	2018	11,000,000.00	11,000,000.00
XF0029114398	fixed	3.58	2015	10,000,000.00	10,000,000.00
XF0029212127	fixed	4.17	2016	10,000,000.00	10,000,000.00
XF0029212176	fixed	4.35	2017	10,000,000.00	10,000,000.00
XF0029212184	fixed	4.37	2017	10,000,000.00	10,000,000.00
XF0029212218	fixed	4.68	2017	10,000,000.00	10,000,000.00
XF0029212226	fixed	4.67	2017	10,000,000.00	10,000,000.00
XF0029212267	fixed	4.47	2017	10,000,000.00	10,000,000.00
XF0029212275	fixed	4.63	2017	10,000,000.00	10,000,000.00
XF0029212283	fixed	4.65	2017	10,000,000.00	10,000,000.00
XF0029212309	fixed	4.48	2017	10,000,000.00	10,000,000.00
XF0029212135	fixed	4.16	2016	10,000,000.00	10,000,000.00
XF0029212143	fixed	4.26	2016	10,000,000.00	10,000,000.00
XF0029212325	fixed	4.53	2018	10,000,000.00	10,000,000.00
XF0029212333	fixed	4.53	2018	10,000,000.00	10,000,000.00
XF0029212341	fixed	4.49	2018	10,000,000.00	10,000,000.00
XF0029115056	fixed	4.28	2016	10,000,000.00	10,000,000.00
XF0029114752	fixed	3.67	2016	10,000,000.00	10,000,000.00
XF0029115007	fixed	4.10	2016	10,000,000.00	10,000,000.00
XF0029212200	fixed	4.61	2017	10,000,000.00	10,000,000.00
XF0029212440	fixed	4.01	2018	10,000,000.00	10,000,000.00
XF0029113523	fixed	4.36	2015	10,000,000.00	10,000,000.00
XF0029113515	fixed	4.36	2015	10,000,000.00	10,000,000.00
XF0029114257	fixed	3.28	2015	10,000,000.00	10,000,000.00
XF0029114281	fixed	3.06	2015	10,000,000.00	10,000,000.00
XF0029114331	fixed	3.81	2015	10,000,000.00	10,000,000.00
XF0029114422	fixed	3.04	2015	10,000,000.00	10,000,000.00
XF0029114505	fixed	3.27	2015	10,000,000.00	10,000,000.00
XF0029114703	fixed	2.91	2016	10,000,000.00	10,000,000.00
XF0029114778	fixed	3.76	2016	10,000,000.00	10,000,000.00
XF0029114802	fixed	3.78	2016	10,000,000.00	10,000,000.00
XF0029114943	fixed	4.19	2016	10,000,000.00	10,000,000.00
XF0029114869	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029114828	fixed	3.97	2016	10,000,000.00	10,000,000.00
XF0029115064	fixed	4.30	2016	10,000,000.00	10,000,000.00
XF0029114851	fixed	4.08	2016	10,000,000.00	10,000,000.00
XF0029114794	fixed	3.84	2016	10,000,000.00	10,000,000.00
XF0029114976	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029114984	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029115049	fixed	4.25	2016	10,000,000.00	10,000,000.00
XF0029115072	fixed	4.13	2016	10,000,000.00	10,000,000.00
XF0029115080	fixed	4.13	2016	10,000,000.00	10,000,000.00
XF0029115031	fixed	4.13	2016	10,000,000.00	10,000,000.00
XF0029115270	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029115239	fixed	4.20	2016	10,000,000.00	10,000,000.00
XF0029115296	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029115262	fixed	4.00	2016	10,000,000.00	10,000,000.00
XF0029212150	fixed	4.26	2017	10,000,000.00	10,000,000.00
XF0029212259	fixed	4.90	2019	10,000,000.00	10,000,000.00
XF0029114497	fixed	3.30	2015	10,000,000.00	10,000,000.00
XF0029115205	fixed	4.17	2016	10,000,000.00	10,000,000.00
XF0029600107	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600081	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029114968	fixed	4.22	2016	10,000,000.00	10,000,000.00
XF0029600321	fixed	4.19	2023	10,000,000.00	10,000,000.00
XF0029212432	fixed	4.02	2018	10,000,000.00	10,000,000.00
XF0029600099	fixed	4.55	2024	10,000,000.00	10,000,000.00
XF0029212465	fixed	3.78	2019	10,000,000.00	10,000,000.00
XF0029600487	fixed	4.10	2019	10,000,000.00	10,000,000.00
XF0029212481	fixed	3.51	2016	10,000,000.00	10,000,000.00
XF0029600644	fixed	4.61	2029	10,000,000.00	10,000,000.00
XF0029600693	fixed	4.54	2030	10,000,000.00	10,000,000.00
XF0029600206	fixed	4.24	2024	10,000,000.00	10,000,000.00
XF0029212523	fixed	3.63	2016	10,000,000.00	10,000,000.00
XF0029600719	fixed	4.37	2024	10,000,000.00	10,000,000.00
XF0029212606	fixed	3.72	2016	10,000,000.00	10,000,000.00
XF0029600784	fixed	4.08	2020	10,000,000.00	10,000,000.00
XF0029114844	fixed	4.07	2016	10,000,000.00	10,000,000.00
XS0422205152	floating	0.69	2019	10,000,000.00	10,000,000.00
XS0443566947	fixed	3.27	2015	10,000,000.00	10,000,000.00
XS1081416031	fixed	0.50	2019	10,000,000.00	10,000,000.00
XS1151583843	fixed	0.20	2020	10,000,000.00	10,000,000.00
XF0029211962	fixed	4.75	2019	10,000,000.00	10,000,000.00
XF0029211954	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211947	fixed	5.00	2024	10,000,000.00	10,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in%(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XF0029211970	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211988	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029212366	fixed	4.41	2018	9,600,000.00	9,600,000.00
XF0029212663	fixed	3.50	2015	8,000,000.00	8,000,000.00
XF0029600388	fixed	3.87	2019	8,000,000.00	8,000,000.00
XF0029212614	fixed	4.04	2019	8,000,000.00	8,000,000.00
XF0029212424	fixed	3.80	2016	7,000,000.00	7,000,000.00
XF0029212499	fixed	3.61	2016	7,000,000.00	7,000,000.00
XF0029115114	fixed	4.30	2016	6,000,000.00	6,000,000.00
XF0029600354	fixed	3.87	2018	6,000,000.00	6,000,000.00
XF0029600685	fixed	4.13	2021	6,000,000.00	6,000,000.00
XF0029212549	fixed	4.04	2019	6,000,000.00	6,000,000.00
XF0029212390	fixed	4.15	2018	5,500,000.00	5,500,000.00
XF0029212556	fixed	3.46	2015	5,000,000.00	5,000,000.00
XF0029212689	fixed	3.55	2016	5,000,000.00	5,000,000.00
XF0029115171	fixed	4.22	2015	5,000,000.00	5,000,000.00
XF0029114729	fixed	3.59	2015	5,000,000.00	5,000,000.00
XF0029114810	fixed	3.82	2016	5,000,000.00	5,000,000.00
XF0029212507	fixed	3.65	2016	5,000,000.00	5,000,000.00
XF0029600289	fixed	4.10	2023	5,000,000.00	5,000,000.00
XF0029113655	fixed	4.49	2016	5,000,000.00	5,000,000.00
XF0029114000	fixed	4.22	2016	5,000,000.00	5,000,000.00
XF0029114364	fixed	3.70	2015	5,000,000.00	5,000,000.00
XF0029114463	fixed	3.05	2015	5,000,000.00	5,000,000.00
XF0029114679	fixed	3.63	2015	5,000,000.00	5,000,000.00
XF0029114786	fixed	3.77	2016	5,000,000.00	5,000,000.00
XF0029114950	fixed	4.13	2015	5,000,000.00	5,000,000.00
XF0029114927	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114919	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114901	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029115023	fixed	4.13	2015	5,000,000.00	5,000,000.00
XF0029115015	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029115155	fixed	4.25	2016	5,000,000.00	5,000,000.00
XF0029115189	fixed	4.15	2016	5,000,000.00	5,000,000.00
XF0029115122	fixed	4.25	2016	5,000,000.00	5,000,000.00
XF0029115106	fixed	4.13	2016	5,000,000.00	5,000,000.00
XF0029115163	fixed	4.13	2016	5,000,000.00	5,000,000.00
XF0029115197	fixed	4.13	2016	5,000,000.00	5,000,000.00
XF0029115312	fixed	4.05	2016	5,000,000.00	5,000,000.00
XF0029114992	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029114935	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029115254	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029115320	fixed	4.00	2016	5,000,000.00	5,000,000.00
XF0029212168	fixed	4.13	2017	5,000,000.00	5,000,000.00
XF0029600016	fixed	4.31	2019	5,000,000.00	5,000,000.00
XF0029600461	fixed	4.32	2028	5,000,000.00	5,000,000.00
XF0029600495	fixed	4.33	2025	5,000,000.00	5,000,000.00
XF0029600552	fixed	3.84	2019	5,000,000.00	5,000,000.00
XF0029600610	fixed	4.33	2024	5,000,000.00	5,000,000.00
XF0029600669	fixed	4.43	2024	5,000,000.00	5,000,000.00
XF0029600750	fixed	4.04	2019	5,000,000.00	5,000,000.00
XF0029600834	fixed	4.15	2026	5,000,000.00	5,000,000.00
XF0029600842	fixed	4.00	2019	5,000,000.00	5,000,000.00
XF0029600800	fixed	3.73	2019	5,000,000.00	5,000,000.00
XF0029212705	fixed	3.71	2018	5,000,000.00	5,000,000.00
XF0029115148	fixed	4.31	2016	5,000,000.00	5,000,000.00
XF0029600362	fixed	4.27	2023	5,000,000.00	5,000,000.00
XF0029114745	fixed	3.64	2016	5,000,000.00	5,000,000.00
XF0029600537	fixed	3.79	2019	5,000,000.00	5,000,000.00
XF0029113531	fixed	4.36	2015	5,000,000.00	5,000,000.00
XF0029114596	fixed	3.30	2015	5,000,000.00	5,000,000.00
XS0443052088	fixed	3.30	2017	5,000,000.00	5,000,000.00
XF0029114711	fixed	3.64	2016	4,000,000.00	4,000,000.00
DE000A0AEBS0	fixed	3.50	2015	2,782,400.00	2,782,400.00
XF0029212374	fixed	4.41	2018	3,400,000.00	3,400,000.00
XF0029114471	fixed	3.19	2015	3,000,000.00	3,000,000.00
XF0029113549	fixed	4.36	2015	3,000,000.00	3,000,000.00
XF0029114588	fixed	3.10	2015	3,000,000.00	3,000,000.00
XF0029114646	fixed	3.59	2015	3,000,000.00	3,000,000.00
XF0029114760	fixed	3.68	2016	3,000,000.00	3,000,000.00
XF0029115213	fixed	4.15	2016	3,000,000.00	3,000,000.00
XF0029212457	fixed	3.90	2018	3,000,000.00	3,000,000.00
XF0029600164	fixed	4.39	2020	2,750,000.00	2,750,000.00
XF0029113556	fixed	4.36	2015	2,500,000.00	2,500,000.00
XF0029114570	fixed	3.28	2017	2,500,000.00	2,500,000.00
XF0029212473	fixed	3.61	2017	2,500,000.00	2,500,000.00
XF0029115288	fixed	3.97	2016	2,400,000.00	2,400,000.00
XF0029212093	fixed	3.11	2015	2,000,000.00	2,000,000.00
XF0029114661	fixed	3.60	2015	2,000,000.00	2,000,000.00
XF0029115304	fixed	4.00	2016	2,000,000.00	2,000,000.00
XF0029212416	fixed	3.75	2018	2,000,000.00	2,000,000.00
XF0029600735	fixed	4.13	2019	2,000,000.00	2,000,000.00

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in%(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

XF0029212598	fixed	4.16	2024	2,000,000.00	2,000,000.00
XF0029114893	fixed	4.13	2016	1,500,000.00	1,500,000.00
XF0029114414	fixed	3.53	2015	1,000,000.00	1,000,000.00
XF0029212358	fixed	4.80	2018	1,000,000.00	1,000,000.00
XF0029600503	fixed	3.83	2020	1,000,000.00	1,000,000.00
XF0029212101	fixed	3.82	2016	1,000,000.00	1,000,000.00
XF0029114653	fixed	3.60	2015	700,000.00	700,000.00
DE0002942448	Zero	0.00	2049	526,500.00	526,500.00
XF0029212408	fixed	4.15	2018	500,000.00	500,000.00
XF0029212622	fixed	3.52	2016	500,000.00	500,000.00
XF0029600131	fixed	4.40	2019	100,000.00	100,000.00
Euro Total	328				29,315,549,144.32

United States Dollar
US515110BJ28	fixed	1.00	2018	1,750,000,000.00	1,441,396,919.53
US515110BB91	fixed	3.13	2015	1,500,000,000.00	1,235,483,073.88
US515110BE31	fixed	2.13	2016	1,500,000,000.00	1,235,483,073.88
US515110BF06	fixed	1.88	2018	1,500,000,000.00	1,235,483,073.88
US515110BG88	fixed	0.88	2017	1,500,000,000.00	1,235,483,073.88
US515110BC74	fixed	2.38	2017	1,250,000,000.00	1,029,569,228.23
US515110BH61	fixed	1.38	2019	1,250,000,000.00	1,029,569,228.23
US515110BL73	fixed	2.25	2021	1,250,000,000.00	1,029,569,228.23
XS0882563108	floating	0.26	2016	1,200,000,000.00	988,386,459.11
XS0339494303	fixed	4.00	2015	1,100,000,000.00	906,020,920.85
XS0999670648	floating	0.34	2018	1,100,000,000.00	906,020,920.85
US515110AV64	fixed	5.13	2017	1,050,000,000.00	864,838,151.72
US51511CAD02	fixed	3.13	2016	1,000,000,000.00	823,655,382.59
US515110BD57	fixed	2.50	2016	1,000,000,000.00	823,655,382.59
XS1014600966	Zero	0.00	2015	1,000,000,000.00	823,655,382.59
US515110BK90	fixed	1.75	2019	1,000,000,000.00	823,655,382.59
XS1047849093	fixed	2.38	2021	1,000,000,000.00	823,655,382.59
US515110AU81	fixed	5.00	2016	940,000,000.00	774,236,059.63
US515110AP96	fixed	4.88	2015	900,000,000.00	741,289,844.33
XS1157628345	Zero	0.00	2015	800,000,000.00	658,924,306.07
XS1078121057	floating	0.27	2019	750,000,000.00	617,741,536.94
US51511CAG33	floating	0.44	2016	600,000,000.00	494,193,229.55
XS0740774715	floating	0.48	2015	500,000,000.00	411,827,691.29
XS0834953084	floating	0.33	2017	500,000,000.00	411,827,691.29
XS1028385562	floating	0.23	2017	500,000,000.00	411,827,691.29
XS1107866979	fixed	1.88	2020	500,000,000.00	411,827,691.29
XS1156079953	Zero	0.00	2015	500,000,000.00	411,827,691.29
XS1159831483	Zero	0.00	2015	481,415,000.00	396,520,056.01
US51511CAJ71	floating	0.24	2016	300,000,000.00	247,096,614.78
XS1157387041	Zero	0.00	2015	300,000,000.00	247,096,614.78
US51511CAH16	fixed	10.00	2016	290,000,000.00	238,860,060.95
XS1143473533	Zero	0.00	2015	250,000,000.00	205,913,845.65
XS0311299407	Zero	0.00	2037	230,000,000.00	189,440,738.00
XS1139274374	Zero	0.00	2015	200,000,000.00	164,731,076.52
XS1143883434	Zero	0.00	2015	200,000,000.00	164,731,076.52
XS1158347549	Zero	0.00	2015	200,000,000.00	164,731,076.52
XS1105391699	Zero	0.00	2015	165,000,000.00	135,903,138.13
US51511CAK45	floating	0.20	2022	150,000,000.00	123,548,307.39
XS1161837908	Zero	0.00	2015	150,000,000.00	123,548,307.39
XS1116461127	Zero	0.00	2015	130,000,000.00	107,075,199.74
XS0252343248	fixed	5.35	2016	100,000,000.00	82,365,538.26
XS1128587257	Zero	0.00	2015	100,000,000.00	82,365,538.26
XS1149963511	Zero	0.00	2015	100,000,000.00	82,365,538.26
XS1160115736	Zero	0.00	2015	100,000,000.00	82,365,538.26
XS1161005928	Zero	0.00	2015	100,000,000.00	82,365,538.26
XF0029212762	fixed	3.43	2021	60,000,000.00	49,419,322.96
XS1140773646	Zero	0.00	2015	60,000,000.00	49,419,322.96
XS1132573855	Zero	0.00	2015	50,000,000.00	41,182,769.13
XF0029212770	fixed	3.05	2021	35,000,000.00	28,827,938.39
XF0029212713	fixed	3.17	2015	30,000,000.00	24,709,661.48
XS0140850412	fixed	6.24	2017	30,000,000.00	24,709,661.48
XS1118021226	Zero	0.00	2015	25,000,000.00	20,591,384.56
XS1140769966	Zero	0.00	2015	25,000,000.00	20,591,384.56
XS0517457288	floating	0.40	2015	20,000,000.00	16,473,107.65
XS1160620388	Zero	0.00	2015	20,000,000.00	16,473,107.65
XS1159949723	Zero	0.00	2015	20,000,000.00	16,473,107.65
XS1159950143	Zero	0.00	2015	20,000,000.00	16,473,107.65
XF0029212747	fixed	3.80	2021	10,000,000.00	8,236,553.83
XS0433130373	fixed	3.91	2015	10,000,000.00	8,236,553.83
XS1083980430	Zero	0.00	2015	10,000,000.00	8,236,553.83
United States Dollar Total	60				25,872,181,039.45

Australian Dollar
AU3CB0204543	fixed	4.25	2023	1,625,000,000.00	1,095,825,746.85
AU3CB0146660	fixed	6.50	2017	1,600,000,000.00	1,078,966,889.20
AU3CB0191278	fixed	5.50	2020	1,450,000,000.00	977,813,743.34

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in%(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

AU300LNDR042	fixed	5.75	2015	1,300,000,000.00	876,660,597.48
AU3CB0214211	fixed	4.75	2024	1,300,000,000.00	876,660,597.48
AU3CB0173730	fixed	6.25	2018	1,000,000,000.00	674,354,305.75
AU3CB0168789	fixed	6.00	2016	750,000,000.00	505,765,729.31
AU3CB0192276	fixed	5.50	2022	750,000,000.00	505,765,729.31
AU3FN0012563	floating	3.28	2016	625,000,000.00	421,471,441.10
AU0000LWSHA9	fixed	4.00	2019	500,000,000.00	337,177,152.88
AU3CB0222362	fixed	4.25	2025	500,000,000.00	337,177,152.88
XS0882836785	floating	3.09	2018	400,000,000.00	269,741,722.30
XS0371929885	fixed	7.49	2016	390,000,000.00	262,998,179.24
XS0355982785	fixed	6.74	2018	350,000,000.00	236,024,007.01
XS0526513287	fixed	5.75	2015	200,000,000.00	134,870,861.15
XS1144227540	Zero	0.00	2015	200,000,000.00	134,870,861.15
XS1144713564	Zero	0.00	2015	170,700,000.00	115,112,279.99
AU3CB0220598	fixed	4.75	2026	150,000,000.00	101,153,145.86
XS1158288438	Zero	0.00	2015	146,000,000.00	98,455,728.64
XS1150669353	Zero	0.00	2015	130,000,000.00	87,666,059.75
XS1160954670	Zero	0.00	2015	100,000,000.00	67,435,430.58
XS1161867566	Zero	0.00	2015	90,000,000.00	60,691,887.52
XS1148021824	Zero	0.00	2015	89,000,000.00	60,017,533.21
XS0956359383	fixed	4.88	2023	50,000,000.00	33,717,715.29
XS0737167485	fixed	0.50	2017	35,200,000.00	23,737,271.56
XS1139333485	Zero	0.00	2015	31,000,000.00	20,904,983.48
XS0955269260	fixed	4.45	2020	25,000,000.00	16,858,857.64
XS1162098377	Zero	0.00	2015	20,000,000.00	13,487,086.12
XS0613944353	fixed	6.57	2021	17,000,000.00	11,464,023.20
XS1160950926	Zero	0.00	2015	15,000,000.00	10,115,314.59
XS1157844041	Zero	0.00	2015	10,000,000.00	6,743,543.06
Australian Dollar Total	31				9,453,705,576.91

British Pound Sterling
XS0893356120	fixed	1.00	2017	675,000,000.00	866,606,753.11
XS0587975961	fixed	3.25	2016	525,000,000.00	674,027,474.64
XS1152207053	Zero	0.00	2015	100,000,000.00	128,386,185.65
XS1162526609	Zero	0.00	2015	100,000,000.00	128,386,185.65
XS1158352895	Zero	0.00	2015	95,000,000.00	121,966,876.36
XS0908266033	fixed	0.50	2016	75,000,000.00	96,289,639.23
XS1151708564	Zero	0.00	2015	60,000,000.00	77,031,711.39
XS1154403650	Zero	0.00	2015	32,500,000.00	41,725,510.34
XF0029212754	fixed	3.76	2020	10,000,000.00	12,838,618.56
XS1159913299	Zero	0.00	2015	10,000,000.00	12,838,618.56
British Pound Sterling Total	10				2,160,097,573.50

New Zealand Dollar
NZLRBDT008C3	fixed	4.75	2019	800,000,000.00	515,297,906.60
XS0299261403	fixed	7.00	2017	400,000,000.00	257,648,953.30
NZLRBDT009C1	fixed	5.38	2024	400,000,000.00	257,648,953.30
NZLRBDT002C6	fixed	7.49	2017	275,000,000.00	177,133,655.39
NZLRBDT006C7	fixed	3.88	2017	175,000,000.00	112,721,417.07
XS1144905392	Zero	0.00	2015	159,000,000.00	102,415,458.94
NZLRBDT007C5	fixed	4.38	2020	125,000,000.00	80,515,297.91
XS1148222216	Zero	0.00	2015	102,000,000.00	65,700,483.09
NZLRBDT005C9	floating	4.40	2018	75,000,000.00	48,309,178.74
XS0289824962	fixed	1.00	2017	55,000,000.00	35,426,731.08
XS1154325325	Zero	0.00	2015	45,000,000.00	28,985,507.25
XS1162092255	Zero	0.00	2015	22,000,000.00	14,170,692.43
New Zealand Dollar Total	12				1,695,974,235.10

Norwegian Kroner
XS0686448019	fixed	3.50	2018	2,300,000,000.00	254,368,502.54
XS0480714061	fixed	3.75	2015	1,750,000,000.00	193,541,251.94
XS0213328445	fixed	3.84	2015	1,300,000,000.00	143,773,501.44
XS0496657924	fixed	4.00	2016	1,150,000,000.00	127,184,251.27
NO0010634678	floating	1.92	2017	1,000,000,000.00	110,595,001.11
NO0010708399	floating	1.65	2017	850,000,000.00	94,005,750.94
XS0243191219	fixed	3.96	2016	750,000,000.00	82,946,250.83
XS0385848717	fixed	5.33	2018	600,000,000.00	66,357,000.66
XS0213329096	fixed	3.91	2020	500,000,000.00	55,297,500.55
XS0244126016	fixed	3.90	2016	500,000,000.00	55,297,500.55
XS0388954272	fixed	5.23	2015	500,000,000.00	55,297,500.55
XS0931408420	fixed	2.25	2019	500,000,000.00	55,297,500.55
XS0942541912	fixed	2.63	2020	500,000,000.00	55,297,500.55
NO0010624166	floating	1.77	2018	300,000,000.00	33,178,500.33
XS0245501258	fixed	3.86	2016	250,000,000.00	27,648,750.28
Norwegian Kroner Total	15				1,410,086,264.10

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in%(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

Swiss Franc
CH0021847568	fixed	2.00	2015	300,000,000.00	249,500,998.00
CH0102652770	fixed	2.63	2016	300,000,000.00	249,500,998.00
CH0111461312	fixed	1.75	2017	250,000,000.00	207,917,498.34
CH0022312109	fixed	2.13	2017	200,000,000.00	166,333,998.67
CH0020827561	fixed	2.50	2018	150,000,000.00	124,750,499.00
XS0434519442	fixed	2.77	2017	100,000,000.00	83,166,999.33
XS0428134869	fixed	2.44	2017	80,000,000.00	66,533,599.47
XS0434519798	fixed	2.67	2016	60,000,000.00	49,900,199.60
CH0049932863	fixed	2.83	2024	50,000,000.00	41,583,499.67
CH0038365315	fixed	2.36	2015	50,000,000.00	41,583,499.67
XS0418386479	fixed	2.82	2021	50,000,000.00	41,583,499.67
XS0428882657	fixed	2.45	2016	50,000,000.00	41,583,499.67
Swiss Franc Total	12				1,363,938,789.09

Canadian Dollar
US515110BM56	fixed	1.88	2019	500,000,000.00	355,542,914.03
CA515110AQ71	fixed	4.30	2016	475,000,000.00	337,765,768.33
XS1089927781	fixed	2.25	2021	100,000,000.00	71,108,582.81
CA515110AM67	fixed	4.88	2020	85,600,000.00	60,868,946.88
XS1161040594	Zero	0.00	2015	10,000,000.00	7,110,858.28
Canadian Dollar Total	5				832,397,070.33

Japanese Yen
XS0251101456	fixed	2.80	2036	25,000,000,000.00	172,140,742.27
XS0069091758	floating	4.80	2026	10,000,000,000.00	68,856,296.91
XS0064185035	floating	5.20	2026	10,000,000,000.00	68,856,296.91
XF0029500323	fixed	2.00	2019	10,000,000,000.00	68,856,296.91
XF0029500315	fixed	1.71	2019	5,000,000,000.00	34,428,148.45
XF0029500299	fixed	1.16	2018	5,000,000,000.00	34,428,148.45
XS0075146208	floating	5.78	2022	5,000,000,000.00	34,428,148.45
XS0080533598	floating	5.01	2022	5,000,000,000.00	34,428,148.45
XS0100119493	fixed	3.20	2019	3,000,000,000.00	20,656,889.07
XS0101762473	fixed	3.00	2015	3,000,000,000.00	20,656,889.07
XS0218818994	floating	0.59	2015	3,000,000,000.00	20,656,889.07
XS0065054149	floating	6.10	2025	3,000,000,000.00	20,656,889.07
XS0094191797	fixed	3.11	2019	3,000,000,000.00	20,656,889.07
XS0141839141	fixed	2.60	2022	2,500,000,000.00	17,214,074.23
XS0134907327	fixed	2.50	2021	2,300,000,000.00	15,836,948.29
XS0094505210	floating	3.35	2019	2,000,000,000.00	13,771,259.38
XS0112551675	fixed	2.88	2015	2,000,000,000.00	13,771,259.38
XS0120074777	fixed	3.40	2020	2,000,000,000.00	13,771,259.38
XS0158467554	floating	4.00	2022	2,000,000,000.00	13,771,259.38
XS0081035189	floating	7.68	2018	2,000,000,000.00	13,771,259.38
XS0202090543	floating	1.48	2016	1,500,000,000.00	10,328,444.54
XS0128270757	fixed	2.77	2021	1,000,000,000.00	6,885,629.69
XS0129607783	fixed	2.60	2021	1,000,000,000.00	6,885,629.69
XS0145443213	fixed	2.00	2017	1,000,000,000.00	6,885,629.69
XS0153822522	fixed	1.72	2017	1,000,000,000.00	6,885,629.69
XS0170276629	floating	1.06	2028	1,000,000,000.00	6,885,629.69
Japanese Yen Total	26				766,370,584.59

Turkish Lira
XS0750578733	fixed	0.50	2017	600,000,000.00	211,864,406.78
XS0765299226	fixed	0.50	2017	275,000,000.00	97,104,519.77
XS0895805876	fixed	5.63	2018	270,000,000.00	95,338,983.05
XS1069567151	fixed	9.50	2022	115,000,000.00	40,607,344.63
XS1035257648	fixed	10.00	2016	100,000,000.00	35,310,734.46
XS0349885524	fixed	13.00	2015	43,000,000.00	15,183,615.82
Turkish Lira Total	6				495,409,604.52

Swedish Krona
XS0585320707	floating	0.81	2016	1,400,000,000.00	149,047,162.78
XS0388368036	floating	0.13	2015	1,200,000,000.00	127,754,710.95
XS0736077792	floating	0.97	2017	1,000,000,000.00	106,462,259.13
XS0746427649	fixed	2.50	2017	500,000,000.00	53,231,129.56
XS1112745507	floating	0.26	2019	250,000,000.00	26,615,564.78
Swedish Krona Total	5				463,110,827.21

South African Rand
XS0902035848	fixed	6.00	2019	1,000,000,000.00	71,248,922.36
XS1069178173	fixed	8.25	2022	1,000,000,000.00	71,248,922.36
XS0762982030	fixed	0.50	2017	400,000,000.00	28,499,568.94
XS0592652456	fixed	8.00	2015	200,000,000.00	14,249,784.47

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Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in%(1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR(2)

South African Rand Total	4				185,247,198.14

Brazilian Real
XS0968465335	fixed	8.86	2017	250,000,000.00	77,622,877.01
XS1029239792	fixed	9.25	2017	208,000,000.00	64,582,233.68
XS0897897459	fixed	6.25	2016	50,000,000.00	15,524,575.40
Brazilian Real Total	3				157,729,686.09

Mexican Peso
XS0244595863	fixed	8.50	2016	1,265,000,000.00	70,797,351.68

Mexican Peso Total	1				70,797,351.68

TOTAL	518				74,242,594,945.03

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2014.
(2)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2014.

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THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population is estimated to have been approximately 81.1 million at the end of 2014 compared to 80.8 million people at the beginning of 2014. This was a year-on-year population increase for the fourth year in a row. The increase was again due to Germany’s migration surplus, which more than offset the birth deficit (i.e., the negative difference between births and deaths). In 2012, approximately 16% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2014, Tables 1.1.2, 2.1.9
(https://www.destatis.de/DE/Publikationen/StatistischesJahrbuch/StatistischesJahrbuch2014.pdf?__blob=publicationFile); Statistisches Bundesamt, Germany’s population grew again in 2014, press release of January 21, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_024_12411.html).

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The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2013(1)	2012(1)	2011(1)	2010(2)	2009(2)

	(number of persons)
Total population	80,767,463	80,523,746	80,327,900	81,751,602	81,802,257

Age distribution	(percent of total population)
Under 20	18.1	18.2	18.4	18.4	18.8
20-40	24.1	23.9	23.9	24.2	24.3
40-60	30.7	31.0	31.1	31.1	31.0
60-80	21.7	21.5	21.3	21.0	20.8
80 and more	5.4	5.4	5.3	5.3	5.1

Growth rate	(percent change on the previous year)
Total population	0.3	0.2	—	-0.1	-0.2
Under 20	-0.2	-0.6	—	-1.7	-1.8
20-40	0.8	0.4	—	-0.7	-1.5
40-60	-0.5	-0.2	—	0.2	0.6
60-80	1.2	1.2	—	0.9	0.8
80 and more	0.9	1.3	—	3.0	2.9

(1)	Population based on data from the 2011 Census (preliminary results of April 10, 2014).
(2)	Population based on former censuses.

Sources: Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Value
(https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Change on the previous year
(https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

With the publication of the first census results for reference date May 9, 2011 (“2011 Census”), on May 31, 2013, a new basis was provided for intercensal population updates. Compared with the number of inhabitants previously applicable on the basis of official intercensal population updates, there were approximately 1.5 million fewer inhabitants in Germany at the 2011 Census reference date than previously assumed. The population data previously provided for 2011 and 2012 were intercensal estimates based on the population census of 1987 (in western Germany) and on an extract from the Central Population Register of the former GDR of October 3, 1990 (in eastern Germany). These data have been revised, taking account of the 2011 Census results and the subsequent recalculation of population data for 2011.

Sources: Statistisches Bundesamt, State & Society, Current Population based on the 2011 Census
(https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/CurrentCensus.html); Statistisches Bundesamt, 2011 Census: 80.2 million inhabitants lived in Germany on 9 May 2011, press release of May 31, 2013
(https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_188_121.html).

Notwithstanding the small population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term.

Source: Statistisches Bundesamt, New projection of Germany’s population by 2060, press release of April 28, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_153_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 22, 2013. It is expected that the next general election will be held in September 2017.

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A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 18 electoral periods. The most recent general election, held in September 2013, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD), led by Chancellor Dr Angela Merkel (CDU). Dr Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html);
Shaping Germany’s Future. Coalition Agreement between CDU, CSU and SPD
(https://www.cdu.de/sites/default/files/media/dokumente/koalitionsvertrag.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2013 Elections		2009 Elections		2005 Elections		2002 Elections		1998 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats

CDU/CSU	41.5	311	33.8	239	35.2	226	38.5	248	35.1	245
SPD	25.7	193	23.0	146	34.2	222	38.5	251	40.9	298
Die Linke. (1)	8.6	64	11.9	76	8.7	54	4.0	2	5.1	36
Bündnis 90/Die Grünen	8.4	63	10.7	68	8.1	51	8.6	55	6.7	47
FDP	4.8	—	14.6	93	9.8	61	7.4	47	6.2	43
Others	10.9	—	6.0	—	3.9	—	3.0	—	5.9	—

Total		631		622		614		603		669

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2013, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6; The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html).

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade, a member of the World Trade Organization (“WTO”) and a prospective founding member of the Asian Infrastructure Investment Bank. It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the European Union. Today, the Federal Republic is one of 28 member states of the EU, which apart from the Federal Republic include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom (the “Member States”). According to provisional data, the aggregate population of the Member States was approximately 507 million as of January 1, 2014. The EU is still in the process of enlargement. Formal membership negotiations have been opened with Turkey, Montenegro and Serbia. The former Yugoslav Republic of Macedonia and Albania have been granted candidate status. Bosnia and Herzegovina and Kosovo are potential candidates. Iceland’s minister for foreign affairs announced in mid-March 2015 that Iceland will not continue accession talks and that Iceland should no longer be considered a candidate for EU accession.

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Sources: Europa.eu, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm);
Europa.eu, 2000-2009: Further expansion (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm);
Europa.eu, 2010-today: A decade of opportunities and challenges, 2013 (http://europa.eu/about-eu/eu-history/2010-today/2013/index_en.htm);
Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1);
Europa.eu, Enlargement, Countries preparing to join, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm);
Europa.eu, Enlargement, Countries preparing to join, Serbia (http://ec.europa.eu/enlargement/countries/detailed-country-information/serbia/index_en.htm);
Ministry for Foreign Affairs, Letter to the Latvian Presidency of the Council of the European Union and to the Commissioner for European Neighbourhood Policy & Enlargement Negotiation, dated March 12, 2015( http://www.mfa.is/media/gunnar-bragi/Bref-ESB-ENS-pdf.pdf).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2015 EU budget, which was adopted by the European Parliament in December 2014, amounts to EUR 145.3 billion in commitment appropriations and EUR 141.2 billion in payment appropriations. The entire EU budget represents slightly more than 1% of the EU gross national income.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine
(http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C);
European Commission, Banking (http://ec.europa.eu/internal_market/bank/index_en.htm);
European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf);
European Commission, Budget, Annual Budget, 2015 (http://ec.europa.eu/budget/annual/index_en.cfm?year=2015);
European Parliament, Parliament approves EU budgets for 2014 and 2015, press release of December 17, 2014
(http://www.europarl.europa.eu/news/en/news-room/content/20141212IPR01102/html/Parliament-approves-EU-budgets-for-2014-and-2015).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia and Latvia subsequently joined the euro area. The most recent addition was Lithuania, which joined the euro area on January 1, 2015.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (the “Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union
(http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN);
European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html);
European Central Bank, Lithuania joins the euro area, press release of January 1, 2015
(http://www.ecb.europa.eu/press/pr/date/2015/html/pr150101.en.html);
European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB
(https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

In light of the challenges posed by the ongoing economic and financial crisis in certain Euro Area Member States, the Member States have taken a series of measures to strengthen economic and budgetary coordination for the EU as a whole and

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for the euro area in particular. The process is still ongoing. The enhanced and strengthened EU economic governance framework consists of the following main components.

Stability and Growth Pact. To ensure continuous budgetary discipline in the EMU, the Member States established the Stability and Growth Pact (the “SGP”) in 1996. The SGP was enhanced by a package of six legislative acts (commonly known as the “six-pack”), which entered into force in December 2011. Parts of the six-pack reinforce both the preventive and the corrective arm of the SGP. The preventive arm of the SGP guides Member States towards a country-specific, medium-term budgetary objective, which seeks to ensure the sustainability of public finances. To assess progress towards this objective, in addition to the structural budget balance (defined as the cyclically adjusted balance net of one-off and temporary measures), the rules provide for an “expenditure benchmark.” This expenditure benchmark places a cap on the annual growth of public expenditures according to a medium-term rate of gross domestic product (“GDP”) growth. For Member States that have not yet reached their medium-term budgetary objective, the rate of growth of expenditures should be below this reference rate in order to ensure adequate progress. Under the amended SGP, a significant deviation from the medium-term budgetary objective, or from an appropriate adjustment path towards it, can lead to a financial sanction for Euro Area Member States (an interest-bearing deposit of 0.2% of GDP). Such sanctions are proposed by the European Commission and adopted by reverse qualified majority voting in the Economic and Finance Affairs Council (the “Ecofin Council”), a mechanism which implies that a recommendation or a proposal of the European Commission is considered adopted in the Ecofin Council unless a qualified majority of Member States votes against it, thus ensuring more automatic enforcement.

The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP is a mechanism established in the EU treaties requiring Member States to keep their general government deficits equal or below 3% of GDP and general government gross debt equal or below (or on a sufficiently downward trend towards) 60% of GDP. Previously, the implementation of the EDP by EU regulations only provided for an EDP to be triggered on the basis of a deficit in excess of 3% of GDP. The six-pack gives effect to the debt criterion, so that an EDP may also be launched on the basis of a debt ratio in excess of 60% of GDP. A Member State may become subject to an EDP even if its deficit is equal or below 3% of GDP if the gap between its debt level and the 60% reference is not reduced on average by 1/20th annually. The EDP provides that the Ecofin Council decides with a qualified majority whether an excessive deficit has been incurred after taking into account all relevant factors that have been agreed upon by Member States as well as the impact of the economic cycle. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at deficit reduction and then reviews the corrective measures taken by the Member State. Under the amended SGP, financial sanctions for Euro Area Member States are imposed at an earlier stage of the EDP. A non-interest bearing deposit of 0.2% of GDP may be requested from a Euro Area Member State that is placed in an EDP on the basis of its deficit or its debt. Failure of a Euro Area Member State to comply with recommendations for corrective action will result in a fine of 0.2% of GDP. As in the preventive arm of the SGP, these new sanctions will be proposed by the European Commission and adopted by reverse qualified majority voting in the Ecofin Council. Finally, if the Euro Area Member State further fails to take effective action, the sanctions already provided for in the EU treaties can be imposed (as a rule, a fine of up to 0.5% of GDP).

In May 2013, two further regulations, known as the “two-pack”, entered into force. These regulations apply to Euro Area Member States only. The procedures are designed to complement the SGP and to further improve budgetary coordination in the euro area. The two-pack sets a common budgetary timeline and rules for Euro Area Member States. Euro Area Member States must publish their draft budgets by October 15 for the following year. The European Commission will examine and give an opinion on each draft budget, by November 30 at the latest. If the European Commission detects severe non-compliance with the SGP, it will ask the Euro Area Member State to submit a revised plan. The two-pack was designed to strengthen monitoring and surveillance for Euro Area Member States in EDP and for Euro Area Member States threatened with or experiencing serious difficulties regarding their financial stability.

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions
(http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ec/032a0003.htm);
Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2010:083:SOM:EN:HTML);
European Commission, Economic and Financial Affairs, Economic Governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm);
European Commission, Economic and Financial Affairs, Economic Governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm);
Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm);
EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898);
‘Two-Pack’ enters into force, completing budgetary surveillance cycle and further improving economic governance for the euro area, press release of May 27, 2013 (http://europa.eu/rapid/press-release_MEMO-13-457_en.htm).

Macroeconomic Imbalance Procedure. The economic and financial crisis in the euro area demonstrated a need for strengthened surveillance of the economic policies of the Member States beyond the fiscal field. Accordingly, in 2011, the macroeconomic imbalance procedure (“MIP”) was established as part of the six-pack legislation described above. The aim of the MIP is to identify potential risks early on, prevent the emergence of harmful imbalances and correct any existing excessive imbalances. The preventive arm of the process relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to adopt

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recommendations to the affected Member State at an early stage. In cases where excessive macroeconomic imbalances have already arisen, there is a corrective arm through which an excessive imbalance procedure may be initiated against a Member State by a Council decision with qualified majority. In this case, the Member State concerned will have to submit a corrective action plan which will be monitored by the European Commission on the basis of regular progress reports submitted by such Member State. In addition, a new enforcement regime has been introduced for Euro Area Member States, which, as a measure of last resort, imposes financial sanctions if the Euro Area Member State repeatedly does not comply with its obligations. The Council is to rely on reverse qualified majority voting to take the decisions leading up to sanctions. The financial sanctions may eventually result in a fine of up to 0.1% of GDP. In the most recent surveillance cycle, 16 Member States including Germany were subject to an in-depth review in the context of the MIP and found to be experiencing macroeconomic imbalances of various natures and magnitudes. See “The Economy-International Economic Relations-Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Economic and Financial Affairs, Economic Governance, Macroeconomic Imbalance Procedure
(http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm);
EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898);
European Commission, European Semester 2015: country-specific updates, fact sheet of February 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-4511_en.htm).

Treaty on Stability, Coordination and Governance in the EMU. In March 2012, the Heads of State or Government of all Member States, with the exception of the United Kingdom and the Czech Republic, signed the Treaty on Stability, Coordination and Governance in the EMU. On January 1, 2013, this treaty was ratified by twelve Euro Area Member States and entered into force. Its provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The core set of rules aims at further strengthening fiscal discipline within the euro area and is also known as the “fiscal compact.” The Treaty on Stability, Coordination and Governance in the EMU is not EU law but an entirely new intergovernmental agreement. Therefore, the fiscal compact does not replace the SGP, but is applicable in parallel to the SGP. The fiscal compact requires contracting parties to ensure convergence towards the country-specific medium-term budgetary objectives, as defined in the SGP, with an upper limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this rule, an automatic correction mechanism will be triggered, with escape clauses for exceptional circumstances. These budget rules were required to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest. If a contracting party does not comply with this obligation, the matter is to be brought before the EU Court of Justice. The court’s judgment would be binding, and, in the case of non-compliance with the judgment, could be followed up with a penalty of up to 0.1% of GDP, payable to the European Stability Mechanism (“ESM”) in the case of Euro Area Member States. A full assessment of the transposition of the fiscal compact into national law is scheduled to be concluded by mid-2015. Moreover, the contracting parties agreed that from March 1, 2013, financial assistance will only be granted under the ESM if the relevant Member State has ratified the Treaty on Stability, Coordination and Governance in the EMU and transposed the provisions relating to the balanced budget rule into national law within the time frame set in the fiscal compact. For more information, see “-Response to the European Sovereign Debt Crisis-Treaty on the European Stability Mechanism.” Finally, the fiscal compact includes a commitment by Euro Area Member States to adopt the European Commission’s recommendations in the framework of an EDP unless opposed by a qualified majority. In fact, this commitment extends the use of reverse qualified majority voting to all stages of an EDP, even if this is not provided for in EU treaties and regulations.

Sources: Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm);
Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf);
European Council, Fiscal compact enters into force; press release of December 21, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134543.pdf);
Eurogroup, Eurogroup Statement on the Draft Budgetary Plans 2015, press release of December 8, 2014 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/146100.pdf).

Response to the European Sovereign Debt Crisis

Temporary Financial Backstop Mechanism. In May 2010, the Council and the Member States decided to set up a temporary stability mechanism to preserve the stability of the euro area by providing temporary financial assistance to Euro Area Member States if needed. One part of the mechanism consisted of a new community instrument (the European Financial Stabilisation Mechanism, or “EFSM”) of up to EUR 60 billion. In addition, the Euro Area Member States established the European Financial Stability Facility (“EFSF”) as a société anonyme under Luxembourg law on June 7, 2010. The EFSF has provided financial assistance to Euro Area Member States in financial difficulties subject to conditions which were to be negotiated with the European Commission together with the ECB and the IMF and to be approved by the euro area finance ministers. The EFSF has a lending capacity of EUR 440 billion backed by guarantees extended by the Euro Area Member States. These guarantees total EUR 780 billion, but Euro Area Member States receiving or having received financial support may opt out of the guarantee structure, which applies to Ireland, Portugal, Greece and Cyprus. As a result, the EFSF has effective guarantees totaling EUR 724.5 billion. The EFSF was created as a temporary institution and therefore since July 1, 2013 may no longer engage in new financing programs, although the EFSF will continue to service existing commitments.

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The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB. Accordingly, the Federal Republic contributes approximately 29% of the total effective guarantees. As of the end of March 2015, the EFSF had outstanding bonds and bills of approximately EUR 196 billion.

Sources: EFSF FAQ Update as of January 16, 2015 (http://www.efsf.europa.eu/attachments/EFSF%20FAQ%202015-01-16.pdf);
European Commission, Economic and Financial Affairs, Intergovernmental support mechanisms, European Financial Stability Support (EFSF) (http://ec.europa.eu/economy_finance/european_stabilisation_actions/index_en.htm);
European Commission, Economic and Financial Affairs, European Financial Stabilisation Mechanism (EFSM) (http://ec.europa.eu/economy_finance/eu_borrower/efsm/index_en.htm);
EFSF, Investor Relations, Transactions (http://www.efsf.europa.eu/investor_relations/issues/index.htm).

Treaty on the European Stability Mechanism. In February 2012, the Euro Area Member States signed the revised treaty on the European Stability Mechanism (“ESM”). The ESM treaty entered into force on September 27, 2012, and the ESM was inaugurated on October 8, 2012 following ratification by all then 17 Euro Area Member States.

The ESM has been designed as a permanent stability mechanism that assumes the tasks fulfilled by the EFSF and the EFSM and is established as an intergovernmental organization under public international law. Following the accession of Latvia in 2014 and Lithuania in 2015, the ESM has an effective lending capacity of EUR 500 billion backed by total subscribed capital of approximately EUR 704.8 billion. Of this amount, approximately EUR 80.5 billion is in the form of paid-in capital provided by the Euro Area Member States and approximately EUR 624.3 billion in the form of callable capital committed by Euro Area Member States. The 17 founding members of the ESM completed their payment of paid-in capital on April 30, 2014. Latvia and Lithuania are in the process of providing their shares of paid-in capital in five annual installments. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes approximately EUR 22 billion of paid-in capital to the ESM.

The ESM’s purpose is to provide financial assistance to Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The range of instruments available to ESM includes loans to Euro Area Member States in financial difficulties, interventions in the primary and secondary debt markets, credit lines to non-program countries within the framework of a precautionary program and the recapitalization of financial institutions through loans to governments. In addition, the ESM may recapitalize financial institutions directly since December 2014. The so-called “direct recapitalization instrument” is one element of Europe’s banking union. For more information on the European banking union, see “Monetary and Financial System – The European Financial System – European System of Financial Supervision and European Banking Union.” Financial support is subject to strict economic policy conditionality appropriate to the instrument chosen.

Furthermore, parallel to the Treaty on Stability, Coordination and Governance in the EMU, the contracting parties stated in the ESM treaty that as of March 1, 2013, only Euro Area Member States that have ratified the fiscal compact and have implemented the balanced budget rule as specified in the fiscal compact within the agreed timeline (one year after entry into force) are eligible for financial support from the ESM. Financial assistance from the ESM is activated upon a Euro Area Member State’s request. Once such a request is made, active participation of the IMF will be sought. The ESM’s rules provide for case-by-case participation of private sector creditors, consistent with IMF policies. In order to facilitate this process, the inclusion of standardized and identical collective action clauses in the terms and conditions of all new euro area government bonds with a maturity of more than one year, has been mandatory since January 1, 2013. ESM loans enjoy preferred creditor status in a similar fashion to those extended by the IMF, while accepting preferred creditor status of the IMF over the ESM. In the event of ESM financial assistance in the form of ESM loans following a European financial assistance program existing at the time of the signature of this Treaty, the ESM will enjoy the same seniority as all other loans and obligations of the beneficiary ESM Member, with the exception of the IMF loans.

In principle, decisions under the ESM are taken by mutual agreement. However, the ESM treaty also provides for an emergency voting rule. In the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule.

As of July 1, 2013, the ESM became the sole and permanent mechanism for responding to new requests for financial assistance by Euro Area Member States. As mentioned above, the EFSF is envisaged to remain active only in the financing programs that started before the ESM Treaty was signed (Greece; the programs for Portugal and Ireland already ended).

As of the end of March 2015, the ESM had loans outstanding to Spain and Cyprus of approximately EUR 44 billion.

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On March 18, 2014, the German Federal Constitutional Court (Bundesverfassungsgericht) handed down its decision in the main proceedings challenging the ESM treaty and the fiscal compact. The decision affirmed the preliminary ruling the court had handed down in September 2012, which had approved the ratification by the Federal Republic of the ESM treaty and the fiscal compact.

Sources: European Commission, Economic and Financial Affairs, Intergovernmental support mechanisms, European Stability Mechanism (ESM) (http://ec.europa.eu/economy_finance/assistance_eu_ms/intergovernmental_support/index_en.htm);
ESM FAQ as of February 3, 2015 (http://www.esm.europa.eu/pdf/2015-02-03%20FAQ%20ESM.pdf);
Frequently Asked Questions on ESM paid-in capital, as of May 1, 2014 (http://www.esm.europa.eu/pdf/FAQ%20on%20paid-in%20capital.pdf);
Frequently Asked Questions on the ESM direct recapitalisation instrument as of December 8, 2014 (http://www.esm.europa.eu/pdf/2014-12-08%20FAQ%20DRI.pdf);
ESM, ESM Treaty signed 02/02/2012 – Consolidated version following Lithuania’s accession to the ESM (http://www.esm.europa.eu/pdf/ESM%20Treaty%20consolidated%2003-02-2015.pdf);
European Financial Stability Facility, ESM becomes sole mechanism for new financial assistance programmes to euro area Member States, July 1, 2013
(http://www.efsf.europa.eu/mediacentre/news/2013/esm-becomes-sole-mechanism-for-new-financial-assistance-programmes-to-euro-area-member-states.htm);
ESM, ESM approves a second voluntary early repayment by Spain, press release of March 10, 2015 (http://www.esm.europa.eu/press/releases/esm-approves-a-second-voluntary-early-repayment-by-spain.htm);
Bundesregierung, European Stability Mechanism, press release of March 18, 2014 (http://www.bundesregierung.de/Content/EN/Artikel/2014/03/2014-03-18-bverfg-esm.html).

European Fund for Strategic Investments. On January 13, 2015, the European Commission adopted a legislative proposal establishing the European Fund for Strategic Investments (“EFSI”) with an initial contribution on the EU level of EUR 21 billion. The EFSI is set up as a dedicated trust-fund within the European Investment Bank with a view to presenting a different risk profile, providing additional sources of financing and targeting projects delivering greater societal and economic value beyond the projects currently financed through the European Investment Bank or existing EU programs. The EFSI is part of the European Commission’s investment plan for Europe, a proposed package of measures seeking to mobilize EUR 315 billion in public and private investments over the next three years (2015-2017). The EFSI is open to contributions from national promotional banks, regional authorities and private investors, including entities outside the EU. The Federal Republic has announced its intention to contribute approximately EUR 8 billion to the mobilization of the investment plan through KfW.

Sources: European Commission, Delivery of € 315 billion Investment Plan on track: Commission presents law for the European Fund for Strategic Investments, press release of January 13, 2015
(http://europa.eu/rapid/press-release_IP-15-3222_en.htm);
European Commission, Factsheet 2: Where Does the Money Come From? (http://ec.europa.eu/priorities/jobs-growth-investment/plan/docs/factsheet2-where-from_en.pdf).

Financial Assistance to Euro Area Member States

Greece. After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its substantial financing needs in the first months of 2010, the Euro Area Member States concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In May 2010, the Euro Area Member States agreed to provide Greece with stability support (the “Greek Loan Facility”) in the form of pooled bilateral loans of up to EUR 80 billion, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The amounts under the Greek Loan Facility were planned to be disbursed over the period May 2010 through June 2013. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

In July 2011, the Heads of State or Government of the euro area and EU institutions agreed to support a new program for Greece and, together with the IMF and the voluntary contribution of the private sector, fully cover the financing gap. A sufficient majority of private sector creditors accepted the voluntary exchange of Greek debt in early March 2012. Of a total of EUR 205.6 billion in bonds eligible for the exchange offer, approximately 96% were exchanged. Accordingly, in mid-March 2012, the Euro Area Member States formally approved a second adjustment program for Greece. Under the second program, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion for the years 2012 to 2014. The EFSF committed an overall amount of EUR 144.5 billion (including the amounts already committed or disbursed for the involvement of private sector creditors and bank recapitalization) for the years 2012 to 2014, while the IMF has committed to contribute EUR 28 billion (SDR 23.8 billion) over the course of a four-year period.

In fall 2012, the outlook for the sustainability of Greek government debt had worsened compared to March 2012 when the second program was concluded, mainly on account of a deteriorated macro-economic situation and delays in program implementation caused by two election rounds. Against this background, in November 2012, the euro area finance ministers and the IMF agreed to extend the fiscal adjustment path by two years and on a package of measures aimed at reducing Greece’s debt to 124% of GDP by 2020. In parallel, Greece carried out a successful public debt buy-back tender process, which is expected to reduce debt by 9 1/2% of GDP by 2020.

After the election of a new Greek president failed in December 2014, snap parliamentary elections were called for in January 2015. This raised significant political uncertainty, also in view of the scheduled expiry of the second program at the end of February 2015. After intense negotiations between the newly-elected SYRIZA government and Euro Area Member States, the Greek government requested an extension of the program on February 18, 2015. The Eurogroup, an informal body, where ministers of the Euro Area Member States discuss matters relating to their shared responsibilities with respect to the euro, agreed to extend the program by four months until the end of June 2015. The extension is supposed to permit Greek

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authorities to achieve a successful conclusion of the review under the second program and the design of possible follow-on arrangements. Following this decision, EUR 1.8 billion are still available for disbursement to Greece under the second program. In addition, the transfer of EUR 1.9 billion of the 2014 profits from the ECB’s Securities Markets Programme remains available for Greece. Any disbursement is conditional upon the successful conclusion of the final review under the second program and the approval of the Eurogroup.

As of the end of March 2015, total EFSF funding to Greece within the framework of the second program amounted to approximately EUR 130.9 billion.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Greece (http://ec.europa.eu/economy_finance/assistance_eu_ms/greek_loan_facility/index_en.htm);
Council of the European Union, Statement by the heads of state or government of the euro area and EU institutions, dated July 21, 2011
(https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf); EFSF, Lending Operations as of February 27, 2015 (http://www.efsf.europa.eu/about/operations/index.htm);
EFSF FAQ Update as of December 9, 2013 (http://www.efsf.europa.eu/attachments/EFSF%20FAQ%202013-12-09.pdf);
EFSF, EFSF Board of Directors extends MFFA for Greece until 30 June 2015, press release of February 27, 2015
(http://www.efsf.europa.eu/mediacentre/news/2015/efsf-board-of-directors-extends-mffa-for-greece-until-30-june-2015.htm);
Council of the EU, Eurogroup (http://www.consilium.europa.eu/en/council-eu/eurogroup/).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which was agreed upon in December 2010 and was provided subject to compliance with the economic adjustment program, consisted of financial support of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion was financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund. In November 2013, the Irish government announced its decision not to request successor financial assistance, and the financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2031. As of the end of March 2015, Ireland had already repaid SDR 15.7 billion (approximately EUR 19.2 billion) of loans to IMF.

Sources: Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010 (http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm);
European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/economy_finance/assistance_eu_ms/ireland/index_en.htm);
European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/efsf-financial-assistance-for-ireland-ends-with-successful-irish-exit.htm);
Eurogroup, Statement by the Eurogroup on Ireland, press release of November 14, 2013 (http://www.consilium.europa.eu/en/press/press-releases/?stDt=20131114).

Portugal. In early April 2011, the Portuguese Republic officially applied for support under the financial support mechanisms. Euro area, EU and IMF financial support was being provided for the 2011 to mid-2014 period on the basis of an agreement on an economic adjustment program which was negotiated between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. After the conclusion of the twelfth and final review mission in May 2014, the Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement. Portugal remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2026. As of the end of March 2015, Portugal had already repaid SDR 5.1 billion (approximately EUR 6.6 billion) of loans to IMF.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Portugal (http://ec.europa.eu/economy_finance/assistance_eu_ms/portugal/index_en.htm);
Eurogroup, Eurogroup Statement on Portugal, press release of May 5, 2014 (http://www.consilium.europa.eu/en/press/press-releases/?stDt=20140505).

Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The finance ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring, acting as agent of the Spanish government, would receive the funds and direct them to the financial institutions concerned. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM has disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. The ESM announced that Spain will not request any follow-up assistance from the ESM. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2015, Spain had already repaid EUR 3.1 billion, in part voluntarily. Barring further early repayments, Spain is expected to be able to exit post-program surveillance in 2023.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Spain (http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm);
ESM, Financial Assistance, Spain (http://www.esm.europa.eu/assistance/spain/);
European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (http://www.esm.europa.eu/press/releases/spain-successfully-exits-esm-financial-assistance-programme.htm).

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Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package will cover up to EUR 10 billion: the ESM will provide up to EUR 9 billion, and the IMF is expected to contribute around EUR 1 billion. The program addresses Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. Prior to the program, the Cypriot authorities agreed to split the Cyprus Popular Bank (also known as “Laiki”) into a good bank and a bad bank and to merge the good bank with the Bank of Cyprus. Laiki’s equity shareholders, bond holders and depositors with deposits of more than EUR 100,000 were required to make a contribution in this process. In addition, deposits with the Bank of Cyprus that exceed EUR 100,000 participated in the capitalization of the bank through the conversion of 47.5% of uninsured deposits (over EUR 100,000) into equity. As of March 2015, ESM and IMF have disbursed a total of EUR 6.1 billion under the program. The fifth review mission by the European Commission, ECB and IMF in July 2014 still remains to be completed after Cyprus suspended the effective application of the new foreclosure framework required under the program in December 2014. Shortly before, the ESM had approved the disbursement of EUR 350 million to Cyprus assuming that the new foreclosure framework would be applied. The IMF however has postponed the disbursement of the next tranche of EUR 86 million.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Cyprus (http://ec.europa.eu/economy_finance/assistance_eu_ms/cyprus/index_en.htm);
ESM, Financial Assistance, Cyprus (http://www.esm.europa.eu/assistance/cyprus/index.htm);
ESM, FAQ- Financial Assistance for Cyprus, dated September 18, 2013 (http://www.esm.europa.eu/pdf/FAQ%20Cyprus%2018092013.pdf);
European Commission, Statement by the European Commission, ECB and IMF on Cyprus, press release of February 6, 2015 (https://www.imf.org/external/np/sec/pr/2015/pr1537.htm);ESM, ESM Board of Directors approves €350 million disbursement to Cyprus, press release dated December 8, 2014 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-350-million-disbursement-to-cyprus.htm);
European Commission, Statement by the European Commission, ECB and IMF on the Third Review Mission to Cyprus, press release of February 11, 2014 (http://europa.eu/rapid/press-release_MEMO-14-104_en.htm).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of the EU. The European constitution was signed by the Heads of State or Government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the Heads of State or Government and the foreign ministers in Lisbon in December 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine, How does the EU work? (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C);
Europa.eu, Summaries of legislation, a constitution for Europe (http://europa.eu/scadplus/constitution/introduction_en.htm);
European Council, Declaration by the Heads of State or Government of the Member States of the European Union, June 18, 2005 (http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en);
European Council, The Brussels European Council-June 21 and 22, 2007 (http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm);
Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm);
Europa.eu, Treaty of Lisbon (http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the new European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series from 1991 and have led to an increase in the gross domestic product at current prices by an average of roughly 3%. The conceptual change causing the largest increase in the level of the gross domestic product is the capitalization of research and development expenditure, accounting for roughly 70% of the overall effect.

Source: Federal Statistical Office, Major revision of national accounts 2014: results and background
(https://www.destatis.de/EN/Methods/NationalAccountRevision/Revision2014_BackgroundPaper.pdf?__blob=publicationFile).

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The

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application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1991 have been recalculated in accordance with BPM6. BPM6 tends to reduce the current account surplus, as some items that were previously counted towards the surplus are now booked in the capital account or the financial account. On average, however, the effect is comparatively low. Furthermore, the level of cross-border movements of goods is distinctly lower under BPM6. One important cause is the different treatment of exports and imports of goods related to manufacturing services where the goods remain the property of the contracting party. These are no longer recorded gross as imports and exports in the goods account. Instead, only the processing fee an enterprise receives for processing the goods is recorded net as a service. The same principle applies to cross-border repairs of goods.

Source: Bundesbank, Changes in the methodology and classifications of the balance of payments and the international investment position, Monthly Report, June 2014 (http://www.bundesbank.de/Redaktion/EN/Downloads/Publications/Monthly_Report_Articles/2014/2014_06_methodology_balance_of_payments.pdf?__blob=publicationFile).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contribute to identify risks at an early stage. Although adherence by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesministerium der Finanzen, Deutschland stellt ab heute Indikatoren nach dem “speziellen Datenverbreitungsstandard Plus“ (SDDS Plus) des IWF bereit, press release of February 18, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/02/2015-02-18-PM07.html?source=stdNewsletter).

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2014, the GDP of Germany expressed at current prices was EUR 2,903.8 billion, compared to EUR 2,809.5 billion in 2013, which represents an increase of 3.4%. GDP adjusted for price effects rose by 1.6% compared to 2013, and exceeded the 1991 level by 33.7%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 21.6% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2014, GDP per capita at current prices was EUR 35,237, while GDP per employee at current prices was EUR 68,081.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2014, services accounted for 68.5% of gross value added, measured at current prices, compared to 62.1% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 15.5% in 2014, compared to 16.2% in 1991, and “public services, education, health,” accounting for 18.2% of gross value added in 2014, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.9% of gross value added compared to 30.8% in 1991. Construction contributed 4.8% to gross value added in 2014, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.8% of gross value added in 2014, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 2.2.1.

In 2014, private final consumption expenditure totaled 55.3% of GDP in current prices, gross capital formation amounted to 18.9% and government final consumption expenditure equaled 19.3%, almost unchanged from 2013. Exports and imports of goods and services accounted for 45.7% and 39.1% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 6.5% of GDP in 2014, compared to 5.8% of GDP in 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 2.3.1.

In 2014, price-adjusted GDP rose by 1.6% compared to 2013. The GDP adjusted for both price and calendar effects, increased by 1.6% compared to 2013. Net exports had a slightly positive effect on economic growth in 2014 (growth contribution: 0.4 percentage points). This was due to the increase in exports of 3.9% (2013: 1.6%) that outpaced the rise in imports of 3.4% (2013: 3.1%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2014 by 4.3%, compared to a 2.4% decline in 2013, in price-adjusted terms, while gross fixed capital formation in construction increased by 3.6%. Final consumption expenditure of general government rose by 1.1% in 2014 on a price-adjusted basis, and final consumption expenditure of households rose by 1.2% on a price-adjusted basis compared to 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 6.9% in 2013 to 6.7% in 2014. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 4.9% in 2013 to 4.7% in 2014. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased to 0.9% in 2014, compared to 1.5% in 2013. Excluding energy prices, the index rose by 1.3%. General government gross debt stood at EUR 2,170.0 billion at year-end 2014, compared to EUR 2,166.0 billion at year-end 2013.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2015, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2015), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty – Germany – overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

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The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2014	2013	2012	2011	2010

	(EUR in billions, unless otherwise indicated)
GDP – at current prices	2,903.8	2,809.5	2,749.9	2,699.1	2,576.2
(change from previous year in %)	3.4	2.2	1.9	4.8	4.9
GDP – price-adjusted, chain-linked index (2010=100), not adjusted for calendar effects	105.8	104.1	104.0	103.6	100.0
(change from previous year in %)	1.6	0.1	0.4	3.6	4.1
GDP – price-adjusted, chain-linked index (2010=100), adjusted for calendar effects	105.9	104.3	104.0	103.4	99.8
(change from previous year in %)	1.6	0.2	0.6	3.7	3.9
Unemployment rate (ILO definition) (in %) (1)	4.7	4.9	5.0	5.5	6.4
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	0.9	1.5	2.0	2.1	1.1
Balance of payments – current account	219.7	182.0	187.3	164.6	145.1
General government gross debt (2)	2,170.0	2,166.0	2,179.8	2,101.8	2,073.7

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.
Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 1.1 and 1.11; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in %
(https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2015, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty – Germany – overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published in April 2015, the Federal Government projected that GDP in Germany will grow by 1.8% in 2015, with private consumption growing by 2.0% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 4.7% and 5.7%, respectively, compared to 2014. Investment in machinery and equipment is projected to increase by 2.8% and construction is forecast to increase by 2.1%. Growth is expected to be driven almost exclusively by domestic demand. The Federal Government expects that domestic employment will increase by approximately 300,000 persons, or 0.7%, in 2015 compared to 2014, reaching a record level of 43.0 million persons in 2015. Registered unemployment (Arbeitslose) is expected to decline by 110,000 persons compared to 2014 to approximately 2.79 million persons in 2015 on average.

Source: Bundesministerium für Wirtschaft und Energie, Minister Gabriel: German economy picking up speed, press release of April 22, 2015 (http://www.bmwi.de/EN/Press/press-releases,did=703122.html).

Economic Policy

General

The Federal Government aims to safeguard and build on the foundations for prosperity, social cohesion and a high quality of life in Germany. It is counting on forward-looking investment, on innovation and research, on efficient infrastructure, on the integration of labor and on the continuing internationalization of the German economy. It aims to implement a modern and practical economic policy in order to overcome impediments to productivity.

The German economy remains competitive, and, despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2014. In 2014, a record level of domestic employment was reached, with 42.7 million persons employed. For more information on recent economic developments, see “—Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Energie, 2014 Annual Economic Report (Summary in English:
https://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014-engl-fassung,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf, German text:
http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 2.1.14.

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Current Policy Initiatives

Following the formation of a new Federal Government at the end of 2013, the objectives of economic policy have shifted somewhat. The Federal Government will continue the strategy of sound fiscal and budgetary as well as growth enhancing policies. At the same time it will seek to maintain competitiveness and strengthen the growth potential with public investment to be stepped up and conditions for private investment improved, thus broadening the scope for a sustained boost to the long-term performance of the German economy. Current policy initiatives are outlined below in more detail.

The Federal Government has continued the consolidation of public finances, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General—The European Union and European Integration—EU Economic Governance.” The 2015 federal budget will not require any net new borrowing. A nominal balanced budget without net new borrowing was achieved in 2014 – a year ahead of schedule. The Federal Government continues budget planning for all years of the forecast horizon without any new borrowing. This represents a major contribution by the Federal Government towards the planned reduction of the overall national debt rate to below 70% of GDP by the end of 2017 and to below 60% of GDP within ten years of when the current Federal Government took office in 2013. For further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.”

The Federal Government is committed to further enhance public sector investment in the next few years. From 2014-2017, it will provide an additional EUR 5 billion for the maintenance and expansion of federal transport infrastructure. From 2016-2018, it plans to provide an additional amount totaling EUR 10 billion for public-sector investment, particularly in infrastructure and energy efficiency. The Federal Government is also assisting the Länder and the municipalities by providing a total of approximately EUR 10 billion, e.g., for childcare, schools and higher education, immigration and urban development, over the current legislative term, thus boosting the scope for municipalities and Länder to invest. Furthermore, municipalities are to benefit from an additional EUR 5 billion provided by the Federal Government from 2015 to 2018 and an annual relief of EUR 5 billion, beginning in 2015. These measures aim at improving the municipalities’ investment capacities. The Federation and the Länder have expanded the scope for cooperation permitted to them by the Grundgesetz in the field of education and science. The Federal Government is providing an additional EUR 3 billion for research.

The Federal Government has taken measures to increase the revenues generated by road users. The heavy goods vehicle (“HGV”) tolls already in place will be extended to a further approximately 1,100 km of four-lane federal roads as of July 1, 2015, and, as of October 1, 2015, will also apply to HGVs with a maximum permissible gross all-in weight of 7.5 tons. In addition, there are plans to introduce an infrastructure levy in the form of a time-based electronic “vignette” for passenger cars. The introduction of this levy aims not to impose a greater financial burden on cars registered in Germany than already exists.

As of December 31, 2019, the rules on fiscal equalization in Germany will cease to apply. Besides the reform of the fiscal equalization system, current negotiations between the Federal Government and the Länder aim at a more general restructuring of their fiscal relations. The Federal Government aims to achieve a result during the current legislative term. The regional disparities in the economic structure, the labor market situation and demographic development in Germany make it necessary to continue to provide support to structurally weaker regions after 2019. As a consequence, the Federal Government plans to develop a nationwide support system for the period after 2020 which embraces the structurally weaker regions in Germany and brings various funding elements together into a coherent system. Consideration will also be given to whether and how the funding programs which so far have been focused on eastern Germany can be built into the new system.

The Federal Government also aims to continue developing and adapting tax legislation in order to bring it in line with the needs of a modern society in a globalized world. In the face of technical, economic and demographic changes, the Federal Government intends to modernize the taxation procedure step by step in cooperation with the Länder. Furthermore, the goal is to arrive at inheritance and gift taxes which meet constitutional requirements as well as the needs of small and medium-sized businesses and to modernize the real property tax. With targeted tax relief the Federal Government seeks to contribute to the reduction of fiscal drag. Furthermore, measures to combat the shifting of profits across borders by companies which operate internationally are of great significance; the Federal Government is cooperating with its G20 partners in this regard.

In order to ensure that as many workers as possible can benefit from the strong labor market and to secure adequate working conditions, the Federal Government has launched a number of policy measures. With effect from January 1, 2015, a general statutory gross minimum wage of EUR 8.50 per hour worked has been in place. The minimum wage will be adjusted every two years – the first time will be in June 2016 with effect from January 1, 2017 – as proposed by a commission comprising representatives of the unions and of the employers’ associations in equal shares. The Federal Government has

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presented a comprehensive concept to increase the chances of long-term unemployed persons regaining access to the regular labor market. Legislation is to be introduced that resolves conflicts between trade unions in collective bargaining. While recognizing that the use of temporary workers and contracts for work and services enable many people to participate in working life and permit companies to respond flexibly, the Federal Government has announced that it will take targeted action against illegal contract clauses and aims to restrict the use of temporary workers to times of extraordinary capacity needs.

The Federal Government is developing strategies to counteract the effects of demographic change on the business sector and to maintain the performance of the German economy. The aim is to strengthen and activate the potential pool of skilled labor in the domestic economy and to make Germany more attractive for qualified professionals from other countries. By reforming the Federal Training Assistance Act (Bundesausbildungsförderungsgesetz), which provides the regulatory framework for student loans, the Federal Government is making an important contribution towards improving the situation of students at school and in higher education. Making family and working life more compatible not only contributes to equal opportunity, but also to activating additional skills for companies. Accordingly, the Federal Government has introduced “parental allowance plus” to assist young parents in working part-time and to re-enter working life more quickly. The pension system is to make it more attractive for employees in good health to remain in work for as long as possible. In order to provide greater support to working patterns that fit in with other aspects of life, the statutory framework for a more flexible transition from working life to retirement is to be improved. In addition, a working group is looking both into continuing flexible work up to the statutory effective pension age, and into the possibilities of attractive continuing work after that age.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, energy efficiency, renewable energy) within a single strategy. It sets a long-term target of achieving an 80% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally compatible energy supply.

The Federal Government’s reform of the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz) has placed the future expansion of renewable energy sources on a viable basis. The other key projects for the current legislative term have been consolidated in a 10-point Energy Agenda, and coordinated in terms of timing and substance so that the energy transition can be rolled out in a methodical and efficient manner. The National Energy Efficiency Action Plan, which was adopted in December 2014, sets out the Federal Government’s efficiency strategy for this legislative term. It aims to raise awareness of the economic viability of efficiency measures on a cross-sectoral basis and to put the conditions in place for full use to be made of the potential for efficiency improvements. The energy efficiency strategy for buildings, which the Federal Government is drafting this year, is intended to make a major contribution towards the achievement of a virtually climate-neutral building stock in Germany by 2050. In the 2020 Climate Action Plan, the Federal Government has adopted further measures to reduce greenhouse-gas emissions by at least 40% between 1990 and 2020 in Germany. The Grid Expansion Acceleration Act (Netzausbaubeschleunigungsgesetz) and the Federal Requirements Plan Act (Bundesbedarfsplangesetz) provide the framework for a methodical and accelerated expansion of the transmission grids. The first formal procedures for federal planning of the expansion of the transmission grids have been set in motion. The distribution grids are also to be made fit for the energy transition, and the rules are to be made more investment-friendly. A package of ordinances is under preparation for the use of smart metering systems and meters.

For information on recent government measures to stabilize Germany’s financial system, see “Monetary and Financial System—The German Financial System.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis, see “General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration-EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Energie, 2015 Annual Economic Report (Summary in English:
http://www.bmwi.de/English/Redaktion/Pdf/jahreswirtschaftsbericht-2015-englische-zusammenfassung,property=pdf,bereich=bmwi2012,sprache=en,rwb=true.pdf, German text: http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2015,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Bundesministerium für Wirtschaft und Energie, 2014 Annual Economic Report (Summary in English:
https://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014-engl-fassung,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf, German text:
http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Bundesministerium für Wirtschaft und Energie, 2013 Annual Economic Report
(http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report
(http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html).

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Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2014	2013	2012	2011	2010	2014	2013	2012	2011

	(EUR in billions)					(change in %)
Domestic uses	2,714.4	2,646.2	2,588.2	2,568.7	2,442.7	2.6	2.2	0.8	5.2
Final private consumption	1,604.7	1,571.5	1,539.5	1,506.8	1,445.7	2.1	2.1	2.2	4.2
Final government consumption	561.5	541.2	521.3	505.7	493.9	3.7	3.8	3.1	2.4
Gross fixed capital formation	581.0	555.8	551.2	544.3	498.0	4.5	0.8	1.3	9.3
Machinery and equipment	185.6	177.9	181.7	185.9	174.5	4.3	-2.1	-2.2	6.6
Construction	293.4	279.2	273.9	264.7	237.1	5.1	1.9	3.4	11.6
Other products	102.1	98.8	95.6	93.6	86.5	3.3	3.3	2.1	8.3
Changes in inventories (1)	-32.8	-22.3	-23.9	11.9	5.0	—	—	—	—
Net exports (1)	189.4	163.3	161.7	130.4	133.6	—	—	—	—
Exports	1,326.2	1,280.1	1,262.9	1,209.4	1,089.6	3.6	1.4	4.4	11.0
Imports	1,136.7	1,116.9	1,101.1	1,078.9	956.1	1.8	1.4	2.1	12.8

Gross domestic product	2,903.8	2,809.5	2,749.9	2,699.1	2,576.2	3.4	2.2	1.9	4.8

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 3.1 and 3.9.

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STRUCTURE OF GDP – ORIGIN

	2014	2013	2012	2011	2010	2014	2013	2012	2011

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,611.8	2,525.6	2,470.2	2,424.1	2,317.3	3.4	2.2	1.9	4.6
Agriculture, forestry and fishing	20.1	21.7	21.6	19.5	17.2	-7.2	0.4	10.5	13.7
Production sector (excluding construction)	676.7	659.2	645.9	630.8	594.5	2.7	2.0	2.4	6.1
Construction	125.5	116.5	112.0	107.4	100.6	7.7	4.0	4.2	6.8
Trade, transport, accommodation and food services	404.3	393.4	390.0	390.4	370.9	2.8	0.9	-0.1	5.3
Information and communication	122.3	118.0	117.2	111.9	102.8	3.7	0.6	4.7	8.9
Financial and insurance services	104.3	103.2	102.4	100.5	105.6	1.1	0.7	1.9	-4.8
Real estate activities	289.9	281.3	277.5	281.7	269.0	3.0	1.4	-1.5	4.7
Business services	284.2	270.3	260.5	254.4	245.2	5.2	3.8	2.4	3.7
Public services, education, health	476.6	458.4	441.8	427.9	414.7	4.0	3.8	3.2	3.2
Other services	108.0	103.8	101.4	99.4	96.8	4.0	2.4	2.0	2.7
Taxes on products offset against subsidies on products	292.0	283.9	279.7	275.0	258.9	2.9	1.5	1.7	6.2

Gross domestic product	2,903.8	2,809.5	2,749.9	2,699.1	2,576.2	3.4	2.2	1.9	4.8

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. Measured by its share in value added, approximately 60% of the production sector is geographically concentrated in the western Länder of Bavaria, North Rhine-Westphalia and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2014, the production sector’s aggregate contribution to gross value added at current prices was 25.9% (excluding construction) and 30.7% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 1.4% year-on-year in 2014, after increasing only slightly by 0.2% in 2013.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (April 2015), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Tables 2.2.1 and 2.2.2.

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OUTPUT IN THE PRODUCTION SECTOR (1) (2010 = 100)

	2014	2013	2012	2011

Production sector, total	108.0	106.4	106.2	106.7
Industry (2)	109.9	107.8	107.4	108.1
of which:
Intermediate goods (3)	106.1	104.4	104.6	107.0
Capital goods (4)	116.7	114.0	113.3	111.9
Durable goods (5)	100.5	100.1	100.5	104.2
Nondurable goods (6)	102.6	100.7	99.8	101.3
Energy (7)	92.4	96.4	97.3	95.6
Construction (8)	108.4	105.6	105.9	107.0

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2014, the services sector’s aggregate contribution to gross value added at current prices increased slightly to 68.5% (after 68.4% in 2013 and only 62.1% in 1991). Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.2% in 2014 and 18.1 % in 2013, compared to 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 2.2.1.

Employment and Labor

As economic growth gained momentum in 2014, labor market conditions improved further. In 2014, the average unemployment rate according to the national definition was 6.7%, compared to 6.9% in 2013. Under the ILO definition, the average unemployment rate was 4.7% in 2014 compared to 4.9% in 2013, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2014 was 42.7 million, an increase of 0.9% compared to 2013.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Februar 2015, Table 5.1
(http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201502.pdf); Fachserie 18, Reihe 1.4 – 2014 (March 2015), Tables 2.1.13 and 2.1.14
(https://www.destatis.de/DE/Publikationen/Thematisch/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVorlaeufigPDF_2180140.pdf?__blob=publicationFile).

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The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2014	2013	2012	2011	2010

Employed (in thousands)-ILO definition	42,598	42,226	41,979	41,522	40,983
Unemployed (in thousands)-ILO definition (1)	2,088	2,182	2,224	2,399	2,821
Unemployment rate (in %)-ILO definition	4.7	4.9	5.0	5.5	6.4
Unemployed (in thousands)-national definition (2)	2,898	2,950	2,897	2,976	3,239
Unemployment rate (in %)-national definition (3)	6.7	6.9	6.8	7.1	7.7

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2014, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Table 1.11.

In 2014, gross wages and salaries per employee in Germany increased by 2.7%. Unit labor costs per hour worked rose by 1.6% in 2014 after an increase of 2.2% in 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2. – 4. Vierteljahr 2014 (February 2015), Tables 2.17 and 2.20
(https://www.destatis.de/DE/Publikationen/Thematisch/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVjPDF_2180120.pdf?__blob=publicationFile).

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2014	2013	2012	2011	2010

Gross wages and salaries per employee in EUR	31,578	30,755	30,128	29,320	28,388
Change from previous year in %	2.7	2.1	2.8	3.3	2.5
Unit labor costs per hour worked
Index (2010=100)	107.5	105.8	103.5	100.5	100.0
Change from previous year in %	1.6	2.2	3.1	0.4	-1.5

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 2.17 and 2.20.

More than one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2014, approximately 6.1 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, roughly unchanged since 2013, but considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: OECD.Stat, Dataset Trade Union Density (http://stats.oecd.org/Index.aspx?QueryId=20167); Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010
(http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993
(http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions
(http://www.worker-participation.eu/Nationale-Arbeitsbeziehungen/Laender/Deutschland/Gewerkschaften); Bundeszentrale für politische Bildung, Tarifautonomie,
(http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/40387/tarifautonomie?buchstabe=J).

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Social Security, Social Protection and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some free-lance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Further, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insureds to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insureds may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured’s income situation and are independent of the insured’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage. Until December 2012, reference was also made to the insured’s gender. Following a ruling of the European Court of Justice, the principle of equal treatment of men and women in private health insurance applies to new contracts from December 2012 onwards.

In 2014, social security revenue, as shown in the national accounts, amounted to EUR 557.3 billion, and expenditure was EUR 553.9 billion. The social security budget thus incurred a surplus of EUR 3.4 billion in 2014, after a surplus of EUR 6.1 billion in 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. To increase the sustainability of the health care system, Germany has implemented several structural reform measures in recent years to strengthen competition among payers and providers in order to improve the efficiency and quality of health care services. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029. Since 2012, people with an insurance record with at least 45 years of mandatory contributions from employment or care or child-raising periods up to the child’s tenth year can claim a pension from age 65 without reductions. In July 2014, the Federal Government temporarily reduced the retirement age to the age of 63 for this exemption from the age limit increase; the age of 63 will be gradually raised back to 65 years from 2016 to 2029.

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121
(http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds
(http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten
(http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/Leistungen/Altersrenten/altersrenten.html); Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67
(http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html); Bundesministerium für Arbeit und Soziales, press release of January 29, 2014
(http://www.bmas.de/DE/Service/Presse/Pressemitteilungen/rentenpaket-kabinettsbeschluss.html); Bundesministerium für Arbeit und Soziales, Abschlagsfreie Rente ab 63
(http://www.rentenpaket.de/rp/DE/Alle-Fakten/Die-Leistungen/Rente-ab-63/rente-mit-63.html).

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International Economic Relations

International economic relations are of major importance to the German economy. In 2014, exports and imports of goods and services amounted to 45.7% and 39.1% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda and the negotiations for the proposed Transatlantic Trade and Investment Partnership between the EU and the United States.

Sources: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO
(http://www.bmwi.de/DE/Themen/Aussenwirtschaft/Handelspolitik/wto,did=615530.html); Bundesministerium für Wirtschaft und Energie, TTIP: The Transatlantic Trade and Investment Partnership between the EU and the U.S., Negotiations and Stakeholders
(http://www.bmwi.de/EN/Topics/Foreign-trade/TTIP/negotiations-and-stakeholders.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as secondary income. In 2014, the current account surplus totaled EUR 219.7 billion, compared to EUR 182.0 billion in 2013, an increase of 20.7%.

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 10% of the average indicator value in the period from 1999 to 2014. In 2014, price competitiveness deteriorated by 0.8%, mainly due to the appreciation of the euro relative to several currencies, including the Japanese Yen, the Canadian Dollar, the Norwegian Krone and the Swedish Krona. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.8% in 2014).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2014, the euro appreciated by 0.03% from its 2013 average versus the U.S. dollar. However, the average value of the euro against the U.S. dollar in March 2015 was 18.4% lower than the 2014 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht April 2015, Tables XII.2, XII.3, XII.10 and XII.12.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2014	2013	2012	2011	2010

	(EUR in millions)
Current account
Trade in goods (1)	229,301	207,597	196,579	163,426	161,146
Services (2)	-39,112	-44,755	-35,905	-32,471	-27,477
Primary income	66,922	60,247	66,811	69,102	51,101
Secondary income	-37,421	-41,069	-40,139	-35,505	-39,669

Total current account	219,690	182,020	187,345	164,552	145,101
Capital account (3)	2,826	1,142	1,427	1,642	1,219
Financial account
Net German investment abroad (increase: +)	293,211	36,997	376,169	261,157	418,365
Net foreign investment in Germany (increase: +)	49,384	-170,922	218,708	140,309	325,606

Net financial account (net lending: + / net borrowing: -)	243,827	207,920	157,461	120,849	92,759
Net errors and omissions (4)	21,311	24,758	-31,312	-45,345	-53,560

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2015, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

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Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2014	2013	2012	2011	2010

	(EUR in millions)
Exports of goods	1,123,764	1,083,535	1,074,091	1,030,114	918,340
Imports of goods	894,464	875,938	877,512	866,687	757,194

Trade balance	229,301	207,597	196,579	163,426	161,146

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2015, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are crude petroleum and natural gas, computer, electronic and optical products and motor vehicles. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7 Reihe 1 – November 2013, page 58; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2013, page 20; Bundesministerium für Wirtschaft und Technologie, Zahlen und Fakten Energiedaten, Tabelle 3
(http://bmwi.de/DE/Themen/Energie/Energiedaten-und-analysen/Energiedaten/gesamtausgabe,did=476134.html).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, the European Commission published the Alert Mechanism Report 2015 on November 28, 2014, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. Following publication of the report, an in-depth review process was initiated on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany is experiencing macroeconomic imbalances, which require monitoring and decisive policy action. The Commission points out that risks have increased in light of the persistence of insufficient private and public investment, which represents a drag on growth, and contributes to the very high current account surplus which continues to deserve close attention. The need for policy action was formulated with greater urgency than the previous year by adding “decisive” to the corresponding assessment, but this does not imply that there will be an escalation as far as procedures are concerned. The imbalances identified for Germany are neither considered to be excessive nor ground for enhanced surveillance. The Federal Government supports the European Commission in the resolute implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are a pillar of the entire European economy. The measures proposed by the new German government after the September 2013 elections are designed to enhance public and private investment and strengthen the domestic growth drivers, thus contributing to the reduction of imbalances. Important steps in that direction were taken already and more will follow.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2015 dated November 28, 2014
(http://ec.europa.eu/europe2020/pdf/2015/amr2015_en.pdf); European Commission, Communication from the Commission to the European Parliament, the Council, the European Central Bank and the Eurogroup, 2015 European Semester: Assessment of growth challenges, prevention and correction of macroeconomic imbalances, and results of in-depth reviews under Regulation (EU) No 1176/2011, dated February 26, 2015 (http://ec.europa.eu/europe2020/pdf/csr2015/cr2015_comm_en.pdf); Bundesministerium für Wirtschaft und Energie, Gabriel: Competitiveness and exports of German companies important for Europe, press release of March 5, 2014 (http://www.bmwi.de/EN/Press/press-releases,did=629018.html); European Commission, Economic and Financial Affairs, EU Economic Governance, Macroeconomic Imbalance Procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2015
(http://www.bmwi.de/BMWi/Redaktion/PDF/M-O/nationales-reformprogramm-2015,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf).

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COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2014 (1)

	Imports	Exports

	(Percent of total)
Products of agriculture and hunting	2.9	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	9.0	0.9
Metal ores	0.8	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.4	4.3
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	3.1	1.3
Leather and related products	1.2	0.5
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.6	1.7
Coke and refined petroleum products	3.0	1.3
Chemicals and chemical products	8.0	9.4
Basic pharmaceutical products and pharmaceutical preparations	4.4	5.4
Rubber and plastic products	2.9	3.5
Other non-metallic mineral products	1.0	1.2
Basic metals	5.5	4.4
Fabricated metal products, except machinery and equipment	2.7	3.4
Computer, electronic and optical products	9.7	7.9
Electrical equipment	5.2	6.0
Machinery and equipment not elsewhere classified	7.6	14.5
Motor vehicles, trailers and semi-trailers	9.4	17.9
Other transport equipment	4.0	4.5
Furniture	1.2	0.8
Energy	0.2	0.3
Other goods	9.1	7.5

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2014 (March 2015), Tables 1.11.1 and 1.11.2.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2014	2013	2012

	(EUR in millions)
Exports to:
Total	1,133,539	1,093,115	1,095,766
of which:
France	102,066	99,980	102,911
United States	96,077	89,348	86,971
United Kingdom	84,005	75,488	73,283
China (2)	74,504	66,912	66,746
The Netherlands	73,094	70,970	70,381
Austria	56,218	56,276	56,591
Italy	54,508	53,247	55,529
Southeast Asia (3)	48,563	45,894	45,651
Belgium/Luxembourg	47,717	47,980	49,424
Switzerland	46,270	46,924	48,933
Spain	34,944	31,349	31,047
Japan	16,919	17,076	17,138

Imports from:
Total	916,635	898,164	905,925
of which:
The Netherlands	88,132	88,680	85,738
China (2)	79,485	74,544	78,529
France	67,516	64,018	64,035
United States	48,573	48,582	51,070
Italy	48,517	46,930	47,957
Belgium/Luxembourg	43,042	42,033	40,528
United Kingdom	42,291	42,513	42,820
Switzerland	39,325	38,321	37,775
Southeast Asia (3)	38,663	36,672	37,428
Austria	36,407	36,793	36,419
Spain	25,987	23,639	23,206
Japan	19,053	19,492	21,910

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht April 2015, Table XII.3.

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MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf);
Deutsche Bundesbank, Tasks and organisation (http://www.bundesbank.de/Navigation/EN/Bundesbank/Tasks_and_organisation/Tasks/tasks.html).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Recent Policy Responses to the Global Financial and Economic Crisis.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf);
European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2014	2013	2012	2011	2010

	(change from previous year in %)
Harmonized index of consumer prices (HICP)	0.8	1.6	2.1	2.5	1.2
Consumer price index (CPI)	0.9	1.5	2.0	2.1	1.1
Index of producer prices of industrial products sold on the domestic market (1)	-1.0	-0.1	1.6	5.3	1.5

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=
146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1);
Deutsche Bundesbank, Monatsbericht Februar 2015, Table XI.7.

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Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31

	2014	2013	2012	2011	2010

	(EUR in millions)
Gold	107,475	94,876	137,513	132,874	115,403
Foreign currency balances	30,646	28,080	28,774	29,433	27,957
Reserve position in the IMF and special drawing rights	20,624	20,798	22,344	22,296	18,740

Total	158,745	143,753	188,630	184,603	162,100

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.
Source: Deutsche Bundesbank, Monatsbericht März 2015, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.6 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf);
European Central Bank, Annual Accounts 2014, page 19 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2015annualaccounts_en.pdf).
External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2014	2013	2012	2011	2010

	(EUR in billions)
Deutsche Bundesbank
Assets	678.8	721.7	921.0	714.7	524.7
Liabilities	20.3	57.2	106.5	46.6	14.6

Net position	658.5	664.5	814.5	668.1	510.1
of which: within Eurosystem (1)	473.2	523.1	668.6	475.9	337.9
Banks
Loans to foreign banks	1,125.3	1,019.7	1,046.0	1,117.6	1,154.1
Loans to foreign non-banks	735.1	701.0	729.0	744.4	773.8
Loans from foreign banks	609.2	515.7	691.1	655.7	741.7
Loans from foreign non-banks	221.0	257.8	237.6	225.9	227.6

(1)	Consists mainly of claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
Source: Deutsche Bundesbank, Monatsbericht März 2015, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are

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not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of value added tax (“VAT”) on some transactions.

Capital controls introduced in Cyprus in the second half of March 2013 to facilitate the restructuring of its banking sector are a transitory exception to this rule. In exiting capital restrictions, Cyprus is sticking to a roadmap outlined in its economic adjustment program. At the end of May 2014, the Cypriot authorities removed all remaining administrative restrictions on domestic financial transactions related to the free opening of current accounts. Other restrictions were in place longer, but Cypriot authorities continued gradual implementation of the fourth stage of the roadmap, i.e., the liberalization of external payments. Cyprus lifted the last remaining capital controls on April 6, 2015. Free circulation of capital has thus now been restored.

Sources: Central Bank of Cyprus, The Enforcement of Restrictive Measures on Transactions in case of Emergency Law of 2013, press release of March 28, 2013 (http://www.centralbank.gov.cy/nqcontent.cfm?a_id=12588);
European Commission, The Economic Adjustment Programme for Cyrus, Fifth Review, December 2014, page 23 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2014/pdf/ocp209_en.pdf);
Central Bank of Cyprus, The Enforcement of Temporary Restrictive Measures on Transactions in case of Emergency Thirty Fourth Decree of 2015, February 13, 2015 (http://www.centralbank.gov.cy/media//pdf/Decree_34_eng.pdf);
European Council, Remarks by Jeroen Dijsselbloem at the press conference following the Eurogroup meeting of 24 April 2015
(http://www.consilium.europa.eu/en/press/press-releases/2015/04/24-eurogroup-dijsselbloem-remarks/).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2014	2013	2012	2011	2010

U.S. dollars per euro	1.3285	1.3281	1.2848	1.3920	1.3257
Pound sterling per euro	0.80612	0.84926	0.81087	0.86788	0.85784
Japanese yen per euro	140.31	129.66	102.49	110.96	116.24
Swiss franc per euro	1.2146	1.2311	1.2053	1.2326	1.3803
Chinese yuan per euro	8.1857	8.1646	8.1052	8.9960	8.9712

(1)	Calculated from daily values.
Source: Deutsche Bundesbank, Monatsbericht Februar 2015, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2015, 1,805 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,176.5 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	274 commercial banks, with an aggregate balance sheet total of EUR 3,282.9 billion;

•	416 savings banks, with an aggregate balance sheet total of EUR 1,120.2 billion;

•	the ten regional institutions of those savings banks, including Deka-Bank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and nine Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 1,086.4 billion;

•	19 special-purpose credit institutions, including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute), with an aggregate balance sheet total of EUR 991.0 billion;

•	1,047 credit cooperatives, with an aggregate balance sheet total of EUR 784.1 billion;

•	the two central institutions of those credit cooperatives, with an aggregate balance sheet total of EUR 298.0 billion;

•	17 mortgage banks, with an aggregate balance sheet total of EUR 401.2 billion;

•	21 building and loan associations, with an aggregate balance sheet total of EUR 212.9 billion; and

•	144 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 936.4 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table IV.2 (http://www.bundesbank.de/Redaktion/DE/Downloads/Veroeffentlichungen/Monatsberichte/2015/2015_03_monatsbericht.pdf?__blob=publicationFile).

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The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it may regulate subsidiaries of KfW). German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. The BaFin is supervised by the Federal Ministry of Finance.

In early 2013, key components of the Act on the Strengthening of German Financial Supervision (Gesetz zur Stärkung der deutschen Finanzaufsicht) entered into force. Among other measures, this Act provides the legal basis for the creation of the Financial Stability Commission, consisting of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin. Due to the Deutsche Bundesbank’s macroeconomic and financial market expertise, the act confers upon it the responsibility of contributing towards safeguarding financial stability. The Deutsche Bundesbank is tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission. Resolutions regarding such warnings and recommendations are passed by the members of the Financial Stability Commission at their quarterly meetings. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures. The Financial Stability Commission was formally established at its inaugural meeting on March 18, 2013. As regards cooperation between BaFin and the Deutsche Bundesbank, the act requires these two authorities to keep each other informed of any observations, findings and assessments that BaFin and the Deutsche Bundesbank require to perform their functions. In addition, the Deutsche Bundesbank was granted the authority to request information from financial corporations if the information required to perform its functions cannot be obtained from BaFin or other authorities.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html);
Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (http://www.bafin.de/EN/BaFin/FunctionsHistory/functionshistory_node.html);
Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?__blob=publicationFile);
Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie-Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), May 21, 2013 (http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_130521_aufsichtsrichtlinie.html?nn=2696382);
BaFin, Act on the Strengthening of German Financial Supervision, BaFin Quarterly of January 18, 2013 (http://www.bafin.de/SharedDocs/Downloads/EN/Mitteilungsblatt/Quarterly/bq1204.pdf?__blob=publicationFile);
Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

Bank Recovery and Resolution. The German Restructuring Act (Restrukturierungsgesetz), enacted in December 2010, established new regulations for the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) which is financed by contributions (Bankenabgabe) of institutions falling within the scope of the German Restructuring Fund Act (Restrukturierungsfondsgesetz). The restructuring fund is managed by the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”). Details of the implementation of the Bankenabgabe have been formalized in a restructuring fund regulation (Restrukturierungsfonds-Verordnung). The first payments were made in 2011.

With effect as of 2015, the Bankenabgabe was replaced by a new bank levy that meets European requirements under the European bank recovery and resolution directive (“BRRD”). Companies defined in article 2 paragraph 5 of the Capital Requirements Directive IV (“CRD IV”) are not required to contribute to the fund. The bank levy is accumulated in the Restrukturierungsfonds and may be used for resolution measures. The law implementing the BRRD in Germany (BRRD-Umsetzungsgesetz) furthermore introduced the law ratifying the intergovernmental agreement of May 21, 2014, which regulates the transfer of national bank levies to the EU’s single resolution fund (“SRF”) and the mutualization of these contributions.

The BRRD-Umsetzungsgesetz was adopted in 2014 and, to a large extent, came into effect as of January 1, 2015. This implementation act consolidates existing rules and implements the requirements of the BRRD. To this end, the Restructuring and Resolution Act (Sanierungs- und Abwicklungsgesetz) was introduced. In addition to the intervention and resolution instruments that already existed under German national law, the resolution authority now has the direct power to bail in a bank’s shareholders and creditors in the event of resolution.

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The regulations on the resolution of banks are planned to be further amended in the course of 2015 in order to meet the upcoming requirements of the Single Resolution Mechanism (“SRM”), effective as of January 1, 2016, and European Level II standards concerning the bank levy, which have entered into force on January 1, 2015.

For more information on the SRF, see “—European Financial System-European System of Financial Supervision and European Banking Union”.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen – Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2010/08/2010-08-25-PM32.html);
Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html);
Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf);
Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014 (http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html);
Bundesministerium der Finanzen, Verordnung zur Änderung der Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung – RStruktFV), Bundesfinanzministerium veröffentlicht Referentenentwurf zur Änderung der Restrukturierungsfonds-Verordnung, press release of March 5, 2015
(http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Referentenentwuerfe/2015-03-05-restrukturierungsfonds-vo.html).

Since January 1, 2015, the FMSA acts as national resolution authority. Resolution powers are pooled under the FMSA, although the BaFin and the ECB retain their supervisory right to make decisions about bank closures. In the medium term, the resolution authority will be integrated into BaFin. To bridge the transitional period until the European banking union is fully implemented and to fulfill the Federal Republic’s responsibility to have a national backstop arrangement in place in the event of a crisis, as agreed by the European finance ministers in November 2013, the application deadline for new measures to be granted by the German Financial Market Stabilization Fund (“SoFFin”) has once again been extended to the end of 2015. SoFFin, which was established in 2008 in the wake of the global financial crisis, is tasked with stabilizing the German banks by extending guarantees up to a total amount of EUR 400 billion with respect to banks’ securities and by incurring loans in a total amount of up to EUR 80 billion. Its mandate, which was originally limited until December 31, 2010, has been repeatedly extended. As of December 31, 2014, the outstanding stabilization measures provided by SoFFin amounted to EUR 16.8 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

Sources: Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge (http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html);
FMSA Bundesanstalt für Finanzmarktstabilisierung, Historischer Überblick über die Maßnahmen des SoFFin (http://www.fmsa.de/export/sites/standard/downloads/20141231_Historischer_Ueberblick.pdf);
FMSA Bundesanstalt für Finanzmarktstabilisierung, FMSA nimmt Arbeit als Nationale Abwicklungsbehörde auf, press release of January 2015 (http://www.fmsa.de/de/presse/pressemitteilungen/2015/20150102_pressemitteilung_fmsa.html);
FMSA Bundesanstalt für Finanzmarktstabilisierung, Hintergrund FMSA (http://www.fmsa.de/de/presse/hintergrund-fmsa);
Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014 (http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html).

On June 7, 2013, the Bundesrat approved the Act on Ringfencing and Recovery and Resolution Planning for Credit Institutions and Financial Groups (Gesetz zur Abschirmung von Risiken und zur Planung der Sanierung und Abwicklung von Kreditinstituten und Finanzgruppen). The act has three main components. First, the act requires all credit institutions posing a potential systemic risk (as assessed jointly by BaFin and the Deutsche Bundesbank) to compile and annually update a recovery and resolution plan. Second, the act prohibits certain high-risk activities with effect from July 1, 2015, and empowers BaFin, from July 1, 2016 onwards, to prohibit additional high-risk activities of specific institutions. Groups may avoid sanctions by ringfencing and transferring such activities to a separate financial trading institution, either within or outside of the group. This provision of the act applies to large credit institutions (trading portfolio and liquidity reserve either exceed EUR 100 billion, or exceed 20% of total assets and amount to at least EUR 90 billion) that accept deposits and other repayable funds and grant loans for their own account. The prohibition does not apply to hedging activities performed to hedge transactions with clients, to manage interest rates, currencies or liquidity or to buy or sell long-term equity investments. Third, the act establishes risk management duties for senior managers of financial institutions and provides for criminal liability for breaches of those duties.

Source: Bundesanstalt für Finanzdienstleistungsaufsicht, Crisis management: Act on Ringfencing and Recovery and Resolution Planning for Credit Institutions passed, press release of July 15, 2013 (http://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_07_trennbankengesetz_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established within the framework set out by the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz), which was introduced in April 2009. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 30, 2014, the combined asset portfolios had been reduced to approximately EUR 86 billion.

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Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/fileadmin/content/downloads/Geschaeftsbericht_2009-2010.pdf);
Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf);
Erste Abwicklungsanstalt, Pressemitteilung zum Geschäftsbericht 2014; press release of April 16, 2015 (https://www.aa1.de/fileadmin/content/downloads/1_Presse/PM-GB-2014_20150415_final.pdf).

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc, which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion, from Hypo Real Estate Holding AG. DEPFA will have to be wound down in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2014, FMS Wertmanagement’s portfolio had been reduced to EUR 106.3 billion.

Sources: FMS Wertmanagement AöR, Annual Report 2014 (http://www.fms-wm.de/en/downloadcenter/doc_download/93-fms-wertmanagement-aoer-annual-report-2014);
FMS Wertmanagement AöR, FMS Wertmanagement generates considerably higher profit in 2014, press release of April 21, 2015 (http://www.fms-wm.de/en/press/480-fms-wertmanagement-generates-considerably-higher-profit-in-2014);
Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (http://www.fmsa.de/de/presse/pressemitteilungen/2014/20140513_pressemitteilung_fmsa.html);
FMS Wertmanagement, Joint Press Release of FMS-WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/448-joint-press-release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre);
European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32012D0118&qid=1427405202655&from=EN).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (the “ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority, or “EBA;”

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (the “ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

Source: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm).

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the Single Supervisory Mechanism (“SSM”) composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational on November 4, 2014, when the ECB assumed full responsibility for the supervision of euro area banks. In its role within the SSM, the ECB directly supervises 120 significant banking groups, which represent 82% (by assets) of the euro area banking sector. For all other 3,500 banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

In preparation for its assumption of bank supervisory tasks, the ECB undertook a twelve-month comprehensive assessment of the 130 largest banks in the euro area in cooperation with national supervisory authorities of Member States participating in the SSM. Rentenbank was included among the 25 German institutions covered by the assessment. The results of this assessment, which consisted of an asset quality review (“AQR”) and a stress test, were published on October 26, 2014. As of December 31, 2013, the comprehensive assessment found an aggregate capital shortfall of EUR 25 billion among 25 banks. Twelve banks had already covered their shortfall by raising an aggregate EUR 15 billion in 2014. The ECB gave the remaining thirteen banks up to nine months to cover the capital shortfall. The AQR, which examined whether assets were properly valued on banks’ balance sheets as of December 31, 2013, also found that the carrying values of banks’ assets needed to be adjusted by EUR 48 billion.

Sources: European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html);
European Central Bank, ECB’s in-depth review shows banks need to take further action, press release of October 26, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141026.en.html);
European Central Bank, Aggregate report on the comprehensive assessment, October 2014 (http://www.ecb.europa.eu/pub/pdf/other/aggregatereportonthecomprehensiveassessment201410.en.pdf).

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Another key element of Europe’s banking union is the SRM with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (the “SRB”), which will have broad powers in cases of bank resolution, and a single resolution fund (the SRF), which will be built up over a period of eight years to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States. Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. The SRB will be responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while national resolution authorities will be responsible for all other banks as of January 1, 2015, under the bank recovery and resolution directive (the “BRRD”). However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRM was established by a regulation adopted in July 2014 and will become fully operational starting January 1, 2016.

Sources: Council of the European Union, Council adopts rules setting up single resolution mechanism, press release of July 14, 2014 (http://register.consilium.europa.eu/doc/srv?l=EN&f=ST%2011814%202014%20INIT);
Council of the European Union, Single Resolution Fund: Council agrees on bank contributions, press release of December 9, 2014 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/146129.pdf).

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in by 2019. In March 2013, the Council approved a compromise text transposing the Basel III agreement into EU law. The compromise text amends and replaces existing capital requirement directives by two new legislative instruments: a regulation establishing prudential requirements for institutions and a directive governing access to deposit-taking activities. Following the approval by the European Parliament in April 2013, the Council adopted the Capital Requirements Regulation (CRR) and CRD IV on June 20, 2013. On January 1, 2014, the new rules entered into force.

Sources: Council of the European Union, Bank capital rules: Council confirms agreement with EP, press release of March 27, 2013 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/136581.pdf);
Parliament votes reform package to strengthen EU banks, press release of April 16, 2013 (http://www.europarl.europa.eu/news/en/pressroom/content/20130416IPR07333/html/Parliament-votes-reform-package-to-strengthen-EU-banks);
European Council, Council adopts new bank capital requirements, June 20, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137544.pdf);
Official Journal of the European Union, Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012, June 27, 2013 (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0001:0337:EN:PDF);
Official Journal of the European Union, Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, June 27, 2013 (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32013L0036&from=EN).

Recent Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector overall in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and, most recently, at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which, among other measures, engaged in asset purchase programs, conducted long-term refinancing operations and increased collateral availability.

In mid-September 2011, the ECB, in coordination with the U.S. Federal Reserve, the Bank of England, the Bank of Japan and the Swiss National Bank, agreed to conduct U.S. dollar liquidity operations with a maturity of approximately three months. These operations were conducted in addition to ongoing weekly seven-day U.S. dollar liquidity operations which were announced in May 2010. According to a press release of the ECB published in January 2014, the ECB ceased conducting the three-month U.S. dollar liquidity operations in April 2014. The weekly U.S. dollar liquidity operations will continue to be conducted until further notice. In November 2011, the Bank of Canada, the Bank of England, the Bank of Japan, the ECB, the U.S. Federal Reserve and the Swiss National Bank announced coordinated actions to enhance their capacity to provide liquidity support to the global financial system. As a contingency measure, the central banks also established bilateral liquidity swap arrangements so that liquidity can be provided in each jurisdiction in any of their currencies, if required by market conditions. These swap lines will remain in place until further notice.

Sources: European Central Bank, ECB announces additional US dollar liquidity-providing operations over year-end, press release of September 15, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110915.en.html);
European Central Bank, ECB announces US dollar liquidity-providing operations as of 1 February 2014, press release of January 24, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr140124.en.html);
European Central Bank, ECB extends US dollar liquidity-providing operations beyond 31 July 2014, press release of June 17, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140617.en.html);
European Central Bank, Coordinated central bank action to address pressures in global money markets, press release of November 30, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111130.en.html);
European Central Bank, ECB extends the existing swap arrangements with other central banks, press release of December 13, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr121213.en.html);
European Central Bank, ECB establishes standing swap arrangements with other central banks, press release of October 31, 2013 (http://www.ecb.europa.eu/press/pr/date/2013/html/pr131031.en.html).

In August 2012, the ECB announced that it may undertake outright open market operations of a size adequate to address the severe malfunctioning in the price formation process in the bond markets of Euro Area Member States. In this context, the concerns of private investors about seniority would be addressed. In addition, it was announced that the Governing

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Council may consider undertaking further non-standard monetary policy measures depending on what will be required to repair monetary policy transmission and will design appropriate modalities for these policy measures. In September 2012, the ECB detailed the modalities for undertaking Outright Monetary Transactions (“OMTs”) in secondary markets for sovereign bonds in the euro area. Within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, the ECB intends to preserve the singleness of its monetary policy and to ensure the proper transmission of its policy stance to the real economy throughout the euro area. OMTs are aimed at enabling the ECB to address severe distortions in government bond markets. The OMTs replace the ECB’s Securities Markets Programme, which was reactivated in early August 2011 in order to address renewed tensions in some financial markets in the euro area by intervening actively in the euro area public and private debt securities markets. This program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments. The liquidity injected through the Securities Markets Programme will continue to be absorbed as in the past, and the existing securities in the Securities Markets Programme portfolio will be held to maturity. The OMT program was legally challenged by the German Federal Constitutional Court (Bundesverfassungsgericht) and has been referred to the EU Court of Justice for a preliminary ruling. On January 14, 2015, the advocate general of the EU Court of Justice proposed that the court consider the OMT programme as compatible with Article 123(1) of the Treaty on the Functioning of the European Union, provided that some specified conditions are fulfilled.

Sources: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, August 2, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120802.en.html);
Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, September 6, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120906.en.html);
European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011 (http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html);
European Central Bank, Statement by the President of the ECB, press release of August 7, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html);
European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html);
European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html);
Bundesverfassungsgericht, Principal Proceedings ESM/ECB: Pronouncement of the Judgment and Referral for a Preliminary Ruling to the Court of Justice of the European Union, press release no. 9/2014 of February 7, 2014 (http://www.bundesverfassungsgericht.de/pressemitteilungen/bvg14-009en.html);
EU Court of Justice, Opinion of advocate general Cruz Villalon, press release of January 14, 2015 (http://curia.europa.eu/juris/document/document.jsf;jsessionid=9ea7d0f130 dee31057b819824364b34f85442fa4ee1a.e34KaxiLc3eQc40LaxqMbN4Obx0Pe0?text=&docid=161370&pageIndex=0&doclang=EN &mode=lst&dir=&occ=first&part=1&cid=277208).

On June 5, 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of targeted longer-term refinancing operations (“TLTROs”). These TLTROs are aimed at improving bank lending to the euro area non-financial private sector (defined as euro area households and non-financial corporations), excluding loans to households for house purchase, for a period of two years.

On September 4, 2014, the Governing Council of the ECB decided to start purchasing non-financial private sector assets. The Eurosystem will purchase a broad portfolio of simple and transparent asset-backed securities (“ABS”) with underlying assets consisting of claims against the euro area non-financial private sector under an ABS purchase program. In parallel, the Eurosystem will also purchase a broad portfolio of euro-denominated covered bonds issued by multilateral financial institutions domiciled in the euro area under a new covered bond purchase program.

On January 22, 2015, the ECB announced an expanded asset purchase program under which the ECB will add the purchase of sovereign bonds to its existing private sector asset purchase programs in order to address the risks of a prolonged period of low inflation. The ECB will buy bonds issued by euro area central governments, agencies and European institutions in the secondary market against central bank money. Monthly purchases under the program are intended to amount to EUR 60 billion. The ECB has announced it intends to carry out these purchases until at least September 2016 and, in any case, until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates below, but close to 2% over the medium term. The ECB began purchasing sovereign bonds on March 9, 2015.

Sources: European Central Bank, ECB announces monetary policy measures to enhance the functioning of the monetary policy transmission mechanism, press release of June 5, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr140605_2.en.html);
European Central Bank, Introductory statement to the press conference (with Q&A), press release of September 4, 2014 (https://www.ecb.europa.eu/press/pressconf/2014/html/is140904.en.html);
European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html);
European Central Bank, Asset purchase programmes, Active asset purchase programmes, Public sector purchase programme (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as

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certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain. In September and October 2012, the eleven Member States wrote to the European Commission requesting a proposal for enhanced cooperation, specifying that the scope and objective of the FTT be based on that of the 2011 proposal.

In February 2013, the European Commission presented its “Proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax.” The proposal involves a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate). On May 6, 2014, the Federal Republic and nine other Member States issued a joint statement on the financial transaction tax stating that the tax should be implemented progressively. On January 27, 2015, the Federal Republic and nine other Member States issued a joint statement confirming their willingness to create the conditions necessary to implement the European financial transaction tax on January 1, 2016.

Sources: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf);
Bundesministerium der Finanzen, Finanztransaktionsteuer in verstärkter Zusammenarbeit, press release of January 27, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/Weitere_Steuerthemen/Finanztransaktionsteuer/2014-01-27-ftt-statement.html).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2014, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,293.8 billion, with tax revenue of EUR 660.4 billion and social contributions of EUR 481.6 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 3.4.3.2.

In 2014, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 203.1 billion and EUR 346.8 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 3.4.3.16.

Consolidated general government expenditure in 2014, as presented in the national accounts, amounted to a total of EUR 1,275.8 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 452.2 billion), social benefits in kind (EUR 239.4 billion) and employee compensation (EUR 223.9 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 134.9 billion), interest on public debt (EUR 50.6 billion) and gross capital formation (EUR 63.1 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2014	2013	2012	2011	2010

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	839.3	811.2	793.9	769.4	718.2
of which: Taxes (2)	660.4	637.9	619.8	594.7	551.8
Expenditure	824.7	813.2	809.6	808.1	826.9

Balance	14.6	-1.9	-15.7	-38.7	-108.7
Social security funds
Revenue	557.3	540.1	539.2	528.7	517.2
Expenditure	553.9	534.0	520.9	513.2	513.4

Balance	3.4	6.1	18.3	15.4	3.9
General government
Revenue	1,293.8	1,249.4	1,217.8	1,179.5	1,110.4
Expenditure	1,275.8	1,245.3	1,215.2	1,202.7	1,215.3

Balance	18.0	4.2	2.6	-23.3	-104.8

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.
Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

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FEDERAL GOVERNMENT ACCOUNTS (1)

	2014	2013	2012	2011	2010

	(EUR in billions)
Revenue	383.8	369.5	364.8	357.4	330.7
of which: Taxes (2)	336.4	325.8	318.8	309.3	286.8
Expenditure	372.4	374.0	379.5	384.5	412.9

Balance	11.4	-4.5	-14.7	-27.1	-82.2

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.
Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2013	2012	2011	2010	2009

	(EUR in billions)
General public services	178.5	177.4	179.4	168.6	161.6
Defense	30.4	31.1	29.5	27.7	26.5
Public order and safety	43.7	42.4	42.0	40.8	39.9
Economic affairs	93.7	94.6	92.5	121.1	95.8
Environmental protection	15.9	15.2	15.7	15.5	17.8
Housing and community amenities	11.4	11.8	13.2	14.6	16.2
Health	196.8	187.1	182.9	179.6	174.7
Recreation, culture and religion	23.3	22.2	21.8	21.1	20.6
Education	120.8	117.0	116.5	112.6	106.1
Social protection	530.8	516.5	509.2	513.8	506.2

Total expenditure	1,245.3	1,215.2	1,202.7	1,215.3	1,165.3

(1)	Definition according to the national accounts.
Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2014, Germany’s general government surplus amounted to EUR 19.4 billion, or 0.7% of nominal GDP according to the April 2015 EDP notification, a slight upward revision compared to the previously published national accounts data showing a surplus of EUR 18.0 billion or 0.6% of GDP, on which the 2015 update of the German stability program is based. The German general government gross debt-to-GDP ratio decreased from 77.1% in 2013 to 74.7% in 2014, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, General government recorded surplus of 18 billion euros in 2014, press release of February 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/02/PE15_062_813.html);
The European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN);
Deutsche Bundesbank, German Maastricht debt level for 2014 up slightly to €2.17 trillion – debt ratio down markedly to 74.7%, press release of April 1, 2015 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2015/2015_04_01_schuldenstand.html);
Statistisches Bundesamt, European Union (EU) Stability Pact, Data relating to the EU excessive deficit procedure for Germany in billion Euro (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/NationalAccounts/EUStabilityPact/Tables/DeficitGermany.html).

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The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2014 (1)	2013	2012	2011	2010

	(% of GDP)
General government deficit (-) / surplus (+)	0.7	0.1	0.1	-4.2	-3.1
General government gross debt	74.7	77.1	79.3	77.9	80.5

(1)	Provisional figures, partly estimated.

Sources: Statistisches Bundesamt, General government recorded surplus of 18 billion euros in 2014, press release of February 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/02/PE15_062_813.html);
Deutsche Bundesbank, German Maastricht debt level for 2014 up slightly to €2.17 trillion – debt ratio down markedly to 74.7%, press release of April 1, 2015 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2015/2015_04_01_schuldenstand.html);
Statistisches Bundesamt, European Union (EU) Stability Pact, Data relating to the EU excessive deficit procedure for Germany in billion Euro (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/NationalAccounts/EUStabilityPact/Tables/DeficitGermany.html).

Fiscal Outlook

The April 2015 update of the German stability program forecasts a slight surplus in the general government budget in 2015. From 2016 onwards, the general government balance is forecast to be balanced or in surplus. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met with a significant safety margin during the entire forecasting period (2015 to 2019).

According to the April 2015 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to be 71½% in 2015 and to decrease further to around 61½% by 2019, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. However, the debt ratio is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2019. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Deutsches_Stabilitaetsprogramm/2015-04-15-deutsches-stabilitaetsprogramm-2015.pdf?__blob=publicationFile&v=3).

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GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2019	2018	2017	2016	2015	2014

	(% of GDP)
Revenue	44	44	44	44 3/4	44 1/4	44.6
Total taxes	23	22 3/4	22 3/4	22 3/4	22 3/4	22.7
Social contributions	16 3/4	16 1/2	16 1/2	16 1/2	16 1/2	16.6
Property income	1/2	1/2	1/2	1/2	3/4	0.8
Other	3 3/4	4	4	4	4 1/4	4.4
Expenditure	43 1/2	43 1/2	43 3/4	43 3/4	44	43.9
Compensation of employees and intermediate consumption	11 3/4	12	12	12 1/4	12 1/4	12.4
Social payments	24 1/4	24 1/4	24 1/4	24	24	23.8
Interest expenditure	1 1/2	1 1/2	1 1/2	1 1/2	1 1/2	1.7
Subsidies	1	1	1	1	1	0.9
Gross fixed capital formation	2 1/4	2 1/4	2 1/4	2 1/4	2 1/4	2.2
Other	2 3/4	2 3/4	2 3/4	3	3	2.9

General government deficit (-) / surplus (+)	1/2	1/4	1/4	0	1/4	0.6
Federal Government	1/4	1/4	1/4	0	1/4	0.4
Länder governments	1/4	1/4	1/4	1/4	1/4	0.1
Municipalities	0	0	0	0	0	0.0
Social security funds	0	- 1/4	- 1/4	- 1/4	- 1/4	0.1
General government gross debt	61 1/2	63 3/4	66	68 3/4	71 1/2	74.7

(1)	Forecast figures are rounded to one-quarter of a percent of GDP. The German General Government surplus for 2014 was revised upwards slightly from 0.6% to 0.7% of GDP in the April 2015 EDP notification.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Deutsches_Stabilitaetsprogramm/2015-04-15-deutsches-stabilitaetsprogramm-2015.pdf?__blob=publicationFile&v=3), Tables 12 and 15.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html);
Bundesministerium der Justiz und für Verbraucherschutz, Section 4, Solidaritätszuschlaggesetz (http://www.gesetze-im-internet.de/solzg_1995/__4.html);
Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

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Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html);
Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, Section 12 (http://www.gesetze-im-internet.de/ustg_1980/__12.html);
Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/);
Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html);
Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, Section 3 (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2014	2013	2012	2011	2010

	(EUR in billions)
Current taxes	660.4	637.9	619.8	594.7	551.8
Taxes on production and imports	313.6	304.5	300.5	295.0	277.6
of which: VAT	203.1	197.0	194.0	189.9	180.2
Current taxes on income and wealth	346.8	333.3	319.3	299.7	274.2
of which: Wage tax	203.8	193.6	184.4	174.1	162.6
Assessed income tax	44.0	41.3	36.9	32.5	32.6
Non-assessed taxes on earnings	26.5	27.0	29.9	27.6	22.5
Corporate tax	21.6	21.1	18.5	17.6	13.7
Capital taxes	5.5	4.6	4.3	4.2	4.4

Tax revenue of general government	665.9	642.5	624.1	598.9	556.2
Taxes of domestic sectors to EU	4.4	4.3	4.5	4.6	4.1

Taxes	670.3	646.8	628.6	603.6	560.4

(1)	Definition according to the national accounts.
Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (March 2015), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 107 public and private enterprises as of December 31, 2013.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2014 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungen_des_Bundes/2015-03-10-beteiligungsbericht-2014.pdf?__blob=publicationFile&v=4), Chapter A.

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The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2013.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic

	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	2,673	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2014 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungen_des_Bundes/2015-03-10-beteiligungsbericht-2014.pdf?__blob=publicationFile&v=4), Chapters B, E and K paragraph II.

Direct Debt of the Federal Government

As of December 31, 2014, the Federal Government’s direct debt totaled EUR 1,115.0 billion, compared to EUR 1,113.6 billion as of December 31, 2013.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 342.1 billion as of December 31, 2013. Of this amount, EUR 129.1 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf and for the account of the Federal Government. Furthermore, EUR 22.4 billion was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 84.2 billion was outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/
Finanzbericht-2015-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 338.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2014 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information-III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2014

(EUR in millions)
Federal Bonds (Bundesanleihen)	691,405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	65,000
Five-year Federal Notes (Bundesobligationen)	251,000
Federal Treasury Notes (Bundesschatzanweisungen)	107,000
Federal Savings Notes (Bundesschatzbriefe)	2,375
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	27,993
Federal Treasury Financing Paper (Finanzierungsschätze)	0
German Government Day-Bonds (Tagesanleihe des Bundes)	1,187
Further short term debt (< 1 year)	1,873
Borrowers’ note loans (Schuldscheindarlehen)	11,971
of which:
– From residents	11,652
– From non-residents	319
Old debt (1)	4,430
of which:
– Equalization claims	4,150
Other	40
Repurchased debt	49,301

Total	1,114,973

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on January 8, 2015
(http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

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DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2014

	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	16,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	7,000
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000

Total Federal Bonds				691,405

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

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2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2014

	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	15,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	15,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	15,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,000
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	4,000

Total Inflation-linked Securities				65,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2014

	(% per annum)			(EUR in millions)
2.5% Bonds of 2010-Series 156	2.5	2010	2015	17,000
2.25% Bonds of 2010-Series 157	2.25	2010	2015	19,000
1.75% Bonds of 2010-Series 158	1.75	2010	2015	16,000
2.0% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000
0.50% Bonds of 2013-Series 165	0.50	2013	2018	17,000
0.25% Bonds of 2013-Series 166	0.25	2013	2018	17,000
1.0% Bonds of 2013-Series 167	1.0	2013	2018	17,000
1.0% Bonds of 2014-Series 168	1.0	2014	2019	16,000
0.50% Bonds of 2014-Series 169	0.50	2014	2019	16,000
0.25% Bonds of 2014-Series 170	0.25	2014	2019	16,000

Total Five-Year Federal Notes				251,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

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4. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2014

	(% per annum)			(EUR in millions)
0.25% Notes of 2013	0.25	2013	2015	15,000
0.25% Notes of 2013 (II)	0.25	2013	2015	15,000
0.00% Notes of 2013	0.00	2013	2015	15,000
0.00% Notes of 2013 (II)	0.00	2013	2015	14,000
0.25% Notes of 2014	0.25	2014	2016	13,000
0.25% Notes of 2014 (II)	0.25	2014	2016	13,000
0.00% Notes of 2014	0.00	2014	2016	13,000
0.00% Notes of 2014 (II)	0.00	2014	2016	9,000

Total Federal Treasury Notes				107,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014

	(% per annum)			(EUR in millions)
Federal Savings Notes	0.0001% to 4.5%	2006 to 2012	2015 to 2019	2,375

6. TREASURY DISCOUNT PAPER (2)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014

	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.09% to 0.18%	2014	2015	27,993

7. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014

	(% per annum)			(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008 to 2012	unlimited	1,187

8. BORROWERS’ NOTE LOANS (4)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014

	(% per annum)			(EUR in millions)
Borrowers’ note loans
(Schuldscheindarlehen)	0.12% to 7.75%	1954 to 2013	2015 to 2037	11,971

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9. FURTHER SHORT-TERM DEBT (<1 YEAR)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014

	(% per annum)			(EUR in millions)
Further short-term debt (< 1 year)	money market rates	2014	2015	1,873

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

10. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2014

	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,430
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on January 8, 2015
(http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

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II. GUARANTEES BY THE FEDERAL GOVERNMENT

	Principal amount outstanding as of December 31,

Purpose of Guarantees	2013	2012

	(EUR in millions)
Export finance loans (including rescheduled loans)	129,125	124,941
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	41,735	41,498
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	99,623	100,019
Contributions to international financing institutions	56,237	56,066
Co-financing of bilateral projects of German financial co-operation	6,399	4,067
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	8,000	8,000

Total guarantees pursuant to the 2010 German Budget Act	342,128	335,600

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	95,300	100,100
Total guarantees	459,828	458,100

Sources: Bundesministerium der Finanzen, Finanzbericht 2015
(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzbericht-2015-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 339; Bundesministerium der Finanzen, Finanzbericht 2014, Overview 4, page 349.

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to December 31, 1980 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 16 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for the last change in the composition of the SDR basket so far. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 41.9% at the last review of the SDR in 2011, changing on a daily basis as a result of exchange rate fluctuations. On December 30, 2013, SDR 1 equaled EUR 1.117320. SDR 1 equaled USD 1.540000.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL FINANCIAL ORGANIZATIONS
AS OF END OF DECEMBER, 2014

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in

	(USD in millions)
IMF (2)	22,386	22,386
International Bank for Reconstruction and Development (IBRD) (3)(4)	11,158.9	688.4
International Development Association (IDA) (3)(4)	25,877.3	22,021.2
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)(6)	54,053.9	4,689
African Development Bank (AfDB) (3)(5)	4,028.5	179.8
African Development Fund (AfDF) (3)(5)	3,528.3	3,528.3
Asian Development Bank (AsDB) (3)(5)	7,071.7	353.7
Asian Development Fund (AsDF) (3)(5)	2,374.0	2,098.0
Inter-American Development Bank (IDB) (3)(5)	2,386.6	93.7
Inter-American Investment Corporation (IIC) (3)(5)	13.3	13.3
Fund for Special Operations (FSO) (3)(5)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)(5)	467.4	413.7
Caribbean Development Bank (CDB) (3)(5)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3) (5)	98.6	82.6
European Bank for Reconstruction and Development (EBRD) (3)(5)	3,104.5	647.1
Council of Europe Development Bank (CEB) (3)(5)(6)	1,111.8	123.4

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.53527.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance, the Ministry for Economic Cooperation and Development and Deutsche Bundesbank.
(4)	Source: IBRD and IDA: World Bank Annual Report 2014 (June 30, 2014); IFC: IF Annual Report 2014 (June 30, 2014). The amount does not differentiate between amount subscribed and paid-in.
(5)	Source: Annual Reports/Financial Statements of the Development Banks (December 31, 2013)
(6)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2014 of EUR 1 per USD 1.21410.

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EXHIBIT (e)

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Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

To the Board of Managing Directors:

We consent to the incorporation by reference in the registration statement (No. 333-192812) under Schedule B of Landwirtschaftliche Rentenbank of our reports dated March 5, 2015, with respect to:

•	the consolidated financial statements, comprising the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the combined management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB (Handelsgesetzbuch or German Commercial Code), and

•	the unconsolidated financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system and the combined management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2014 prepared in accordance with the German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über die Landwirtschaftliche Rentenbank),

which reports appear in Exhibit (d) to Landwirtschaftliche Rentenbank Annual Report on Form 18-K for the year ended December 31, 2014.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt/Main, May 19, 2015.

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EXHIBIT (f)

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Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2014, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-192812) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 19, 2015

Federal Republic of Germany

By:	/s/ Christof Harzer

Christof Harzer Ministerialrat (Head of Division)